06012293

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Yusen Kabushiki Kaisha

*CURRENT ADDRESS 3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2006
THOMSON FINANCIAL

FILE NO. 82- 34960 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 4/6/06

Year ended March 31, 2004 May 17, 2004

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2003 ENDED MARCH 31, 2004 (CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Office, Finance Group +81-3-3284-6008
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058
Date of the Board of Directors meeting on settlement of accounts: May 17, 2004
Adoption of US GAAP: No

1. Financial and Business Results for Fiscal Year 2003 (From April 1, 2003, to March 31, 2004)

(1) Consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal year ended March 31, 2004	1,398,320	11.9	91,933	33.0	74,663	48.3
Fiscal year ended March 31, 2003	1,249,242	9.3	69,122	5.4	50,344	0.5

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Fiscal year ended March 31, 2004	34,810	143.6	28.27	—
Fiscal year ended March 31, 2003	14,292	18.5	28.27	—

	Return on equity	Rate of income before extraordinary items to total capital	Rate of income before extraordinary items to revenues
	Yen	%	%
Fiscal year ended March 31, 2004	10.8	5.6	5.3
Fiscal year ended March 31, 2003	4.7	3.8	4.0

Notes:
1) Equity in earnings of unconsolidated subsidiaries and affiliates
Fiscal year ended March 31, 2004: ¥1,624 million, Fiscal year ended March 31, 2003: ¥1,472 million
2) Average number of shares outstanding during the year (consolidated):
Fiscal year ended March 31, 2004: 1,221,728,575 shares, Fiscal year ended March 31, 2003: 1,225,675,697 shares
3) Change in accounting method: No
4) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the preceding fiscal year.
5) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of the year.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal year ended March 31, 2004	1,376,664	358,044	26.0	292.88
Fiscal year ended March 31, 2003	1,287,170	288,363	22.4	235.81

Note: Number of issued and outstanding shares at end of the fiscal year (consolidated):
Fiscal year ended March 31, 2004: 1,221,555,956 shares,
Fiscal year ended March 31, 2003: 1,221,870,996 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal year ended March 31, 2004	111,360	(88,089)	(34,862)	66,632
Fiscal year ended March 31, 2003	88,126	(54,483)	(32,990)	79,804

(4) Scope of consolidation and application of the equity method:
Consolidated subsidiaries: 425, Affiliates accounted for by the equity method: 30

(5) Changes in the scope of consolidation and the application of the equity method:
Consolidation (Newly added): 70, Consolidation (Excluded): 20
Equity method (Newly added): 0, Equity method (Excluded): 1

2. Consolidated Forecast of Financial Results for Fiscal Year 2004 (From April 1, 2004, to March 31, 2005)

	Revenues	Operating income	Income before extraordinary items	Net income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim term	720,000	54,000	47,000	17,000
Full year	1,460,000	121,000	108,000	55,000

(Reference)
Projected net income per share (full-year): ¥45.02
Performance forecast assumptions:
Exchange rate; ¥105/US$ (April 2004 - September 2004 and April 2004-March 2005)
Bunker oil price; US$170/MT (April 2004 - September 2004 and April 2004-March 2005)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.
Refer to Pages 08–13 of the Attachments for the assumptions and related information on forecasts.

1. Corporate Group

The NYK Line Group, which consists of Nippon Yusen Kabushiki Kaisha ("the Company"), 425 consolidated subsidiaries and 30 affiliates accounted for by the equity method, engages in various business operations globally. The groupwide businesses are classified into seven segments: the mainstay Shipping, Logistics, Cruise, Terminal and Harbor Transport, Shipping-Related, Real Estate and Others.

The principal lines of business of the Group companies and their relationships with each other are as follows:

Business Segment	Lines of Business	Major Associated Companies Engaged in the Business
Shipping	The Company and its associated companies engage in international marine cargo transportation businesses with liners, trampers, tankers and other vessels in order to receive freight, vessel chartering fees, navigation fees and other revenues.	* NYK GLOBAL BULK CORPORATION * TOKYO SENPAKU KAISHIA, LTD. * NYK-HINODE LINE, LTD. * HACHIUMA STEAMSHIP CO., LTD. * KINKAI YUSEN LOGISTICS CO., LTD. * ASAHI SHIPPING CO., LTD. * CAMELLIA LINE CO., LTD. * NYK REEFERS LTD. * NYK BULKSHIP (EUROPE) LTD. * SAGA SHIPHOLDING (IOM) LTD. * NYK BULKSHIP (USA) INC. * NYK BULKSHIP (ASIA) PTE. LTD. # SHINWA KAIUN KAISHA, LTD. # KYOEI TANKER CO., LTD. # TAIHEIYO KAIUN CO., LTD. # MITSUBISHI ORE TRANSPORT CO., LTD. # TAIHEIYO KISEN KAISHA, LTD. * NYK LINE (NORTH AMERICA) INC. * NYK LINE (EUROPE) LTD. * ALBIREO MARITIMA S.A. and other associated companies
Logistics	The Company and its associated companies engage globally in warehousing and cargo transportation businesses to supply an integrated logistics network worldwide for marine, land and air transportation.	* YUSEN AIR & SEA SERVICE CO., LTD. * UNI-X CORPORATION * JIT CORPORATION * YUSEN KOUN CO., LTD. * GST CORPORATION * NYK LOGISTICS (UK) MANUFACTURING & RETAIL LTD. * NYK LOGISTICS (UK) CONSUMER & RETAIL LTD. * YUSEN AIR & SEA SERVICE (USA) INC. * NYK LOGISTICS (UWDC) INC. * NYK LOGISTICS (THAILAND) CO., LTD. * NYK LOGISTICS (ETA) PTY. LTD. * NYK LOGISTICS (BELGIUM) N.V. * NYK LOGISTICS (DEUTSCHLAND) GMBH
Cruise	Several associated companies of the Company engage in cruise operations with owned luxury cruise ships in the United States, Japan and Australia.	* NYK CRUISES CO., LTD. * CRYSTAL CRUISES, INC. * CRYSTAL SHIP (BAHAMAS) LTD.
Terminal and Harbor Transport	The Company and its associated companies engage in domestic and overseas container terminal operations and harbor transportation services.	* GENEQ CORPORATION * UNI-X CORPORATION * NIPPON CONTAINER TERMINALS CO., LTD. * NIPPON CONTAINER YUSO CO., LTD. * YUSEN TERMINALS INC. * NYK TERMINALS (NORTH AMERICA) INC.
Shipping-Related Services	Several associated companies of the Company engage in domestic and overseas shipping-agency businesses, tugboat operations, wholesaling of shipping machinery and equipment and other various services incidental to transportation.	* NIPPON KAIYOSHA, LTD. * NYK TRADING CORPORATION * SANYO TRADING CO., LTD.
Real Estate	The Company and associated companies engage in office leasing, as well as the management and sale	* YUSEN REAL ESTATE CORPORATION

	of real estate properties.	
Others	Several associated companies of the Company engage in a variety of businesses including information processing services, wholesaling of petroleum products, travel services, air freight services and so on.	* NYK SYSTEMS RESEARCH INSTITUTE (NSRI) * NYK TRADING CORPORATION * YUSEN TRAVEL CO., LTD. # NIPPON CARGO AIRLINES CO., LTD.

Note:
Companies marked with * are consolidated subsidiaries. Companies marked with # are affiliates accounted for by the equity method.
Of all the subsidiaries, only YUSEN AIR & SEA SERVICE CO., LTD., is listed on the JASDAQ.

The following diagram schematically shows the relationships of the respective group companies and businesses of the NYK Group.


Customers
Nippon Yusen Kabushiki Kaisha
Logistics:
*Yusen Air & Sea Service Co., Ltd.
*JIT Corporation
*UNI-X Corporation
*Yusen Koun Co., Ltd.
*GST CORPORATION
*NYK LOGISTICS (UK) MANUFACTURING & RETAIL LTD.
*NYK LOGISTICS (UK) CONSUMER & RETAIL LTD.
*YUSEN AIR & SEA SERVICE (USA) INC.
and other associated companies
Terminal and Harbor Transport:
*UNI-X Corporation
*Geneq Corporation
*Nippon Container Terminals Co., Ltd.
*Nippon Container Yuso Co., Ltd.
*YUSEN TERMINALS INC.
*NYK TERMINALS (NORTH AMERICA) INC.
and other associated companies
Shipping:
Ocean-going cargo shipping
*NYK Global Bulk Corporation
*Tokyo Senpaku Kaishia, Ltd.
*NYK-Hinode Line, Ltd.
*Hachiuma Steamship Co., Ltd.
*Kinkai Yusen Logistics Co., Ltd.
*Asahi Shipping Co., Ltd.
*NYK REEFERS LTD.
and other associated companies
Vessel holding
*ALBIREO MARITIMA S.A.
and other associated companies
Forwarding agency
*NYK LINE (NORTH AMERICA) INC.
*NYK LINE (EUROPE) LTD.
and other associated companies
Shipping Related-Services
Tugboat
*Nippon Kaiyosha, Ltd.
and other associated companies
Wholesaling of shipping machinery and equipment
*NYK Trading Corporation
*Sanyo Trading Co., Ltd.
and other associated companies
Cruise:
*NYK Cruises Co., Ltd.
*CRYSTAL CRUISES, INC. and other associated companies
Real Estate:
*Yusen Real Estate Corp. and other associated companies
Others:
Information processing
*NYK Systems Research Institute (NSRI)
Wholesaling of petroleum products
*NYK Trading Corporation
Travel services
*Yusen Travel Co., Ltd.
Air freight services
#Nippon Cargo Airlines Co., Ltd.
And other associated companies

← Flow of services rendered *Consolidated subsidiary # Affiliates accounted for by the equity method

2. Management Policy

1. Basic Management Policy

Our company has surmounted numerous difficulties since its founding in 1885 and has continued to achieve sound growth as a leader of the world's shipping community. Keenly conscious of the importance of the wide range of exchanges between people and goods as the cornerstone of world economic and cultural development and, simultaneously, fully aware of our social mission to provide safe, quality services as a comprehensive physical distributor and passenger ship operator, the NYK Group strives, day in and day out, to live up to our customers' expectations by focusing on our originality and creativity. We also maintain a basic management policy of rewarding our stockholders by securing reasonable profits through lawful and fair corporate management and by contributing to the development of the international community as a business group dedicated to pursuing freedom, moral discipline and order.

2. Basic Policy on Profit Distribution

In regard to profit distribution, the basic policy of the NYK Group is to maintain stable dividend payments based on broad-based judgments of such factors as profitability for our stockholders and our company's business outlook, while also paying due heed not only to the future development of our business, such as the expansion of our global logistics and cruise businesses, including cargo shipping, but also to the maintenance of sufficient internal reserves for coping with fluctuations in the shipping market. As regards the dividend for the current fiscal year, which ended in March 2004, we intend to pay a year-end dividend of ¥5 per share, which, combined with the interim dividend of ¥5 per share, results in an annual dividend of ¥10; this is an increase of ¥2.5 per share from a year earlier. In line with our policy of passing on profits to our stockholders, we will make such payments while paying due heed to our current financial situation and our good business performance.

3. Medium- to Long-Term Management Strategy of the NYK Group

Our company mapped out its first medium- to long-term group management vision, NYK 21, in 1986, and formulated the fifth NYK 21 under the name of Forward 120 in May of last year. To mark our upcoming 120th anniversary in October 2005, Forward 120 is a two-year action plan for the NYK Group, designed to maintain sustained growth and support a further leap forward.

The three key strategies of Forward 120 are (1) the expansion of the global logistics business, (2) the global development of the bulk and energy transport business, and (3) stabilizing profitability in the container transport division. To attain the numerical targets, we must transform ourselves into a truly global enterprise and take up new challenges.

To start with, in April of last year we established the Global Logistics Headquarters to carry out the integration of three divisions: container transport, logistics and car transport. We intend to provide our customers with ever more attractive services by combining the strengths of these divisions, giving full play to their diverse logistical infrastructures, logistics technology and information technology (IT), and thereby creating the most appropriate integrated solutions for our customers.

One particular focus will be to vigorously expand our business by targeting broad-based logistics for the automotive industry. Simultaneously, we will reorganize the logistics companies within the NYK Group under six regional management organizations with the brand name of NYK Logistics and expand our logistics services.

At our bulk/energy resources transport headquarters, we will aggressively enter new spheres of business in the China/Asia and Atlantic markets. To newly secure bulk and energy transport business in the Atlantic market, we positioned a director in charge of sales and a CFO International in Europe in April of last year, and established the Bulk Energy Atlantic Group and an onsite subsidiary, Bulk & Energy B.V. Furthermore, we participate in the transport of energy resources to the United States, which will be a major energy importing country in the near future.

To improve our human resources training and staff capabilities, we set up Monohakobi Technology Institute (MTI), in April of this year. The institute provides extensive education and training for NYK Group employees who are becoming increasingly multinational with the progression of globalization. With challenging tasks in new spheres and the adoption and development of new techniques, we will make the most of our existing shipping operating know-how, logistics technology and IT—all of which have already produced tangible results.

We will also expand our organizations and systems flexibly by realizing our group's global personnel strategy, Global Human Resources (GHR), and promoting the recruitment and training of local staff in cooperation with our regional headquarters. Through this new project, we will foster the mutual sharing of ideas and knowledge within the NYK Group as a whole, and effectively use all of our human resources, including local staffs.

4. Fundamental philosophy for and implementation of corporate governance

Fully conscious of our social mission, the Company is trying to establish a management organization to meet the expectations among stakeholders, including shareholders, clients, business partners and regional communities.

Our principle was specifically enunciated in our Corporate Action Charter, which was formulated in December 1997. This charter appears on our Web site. In addition, in compliance with our company's principles as stated in the charter, in March 1999 we prepared a code of conduct setting minimum standards to which our company's directors and personnel must adhere.

Our internal structure for ensuring full compliance with the law and social norms consists of a compliance committee, a chief compliance officer (CCO) and a compliance chamber. We have also newly set up an internal "windows" for consultation to encourage reporting from within the group so as to prevent even minor problems or potential issues from escaping our notice. Furthermore, we conduct "A Month of General Compliance Review" campaign every year to keep all our directors and employees fully conscious of the need for compliance and to encourage them to take specific measures to that end.

In addition, we have already introduced a new management system designed not only to reinforce the board of directors' functions of mapping out strategies and overseeing the conduct of business but also to clarify the authority and responsibility of the respective divisions under the charge of directors and to ensure expeditious decision making therein. We have also implemented a new management formula executive committee for strategic management, a committee of directors, NYK Group conferences of the presidents and meetings of the board of directors and corporate auditors.

Since last year, five directors of group companies have been accepted as outside members of the committee of directors to enhance the value to the group by ensuring the mutual understanding and dissemination of management plans. In January of this year, we established Group Administration Offices (GAO) in five key business centers around the world to enable overseas group companies to develop their corporate functions internally rather than under instructions from the head office. Under this system, we will promote the flexible and independent management of group companies through the respective business centers.

5. Issues to be Addressed

In all our corporate activities, efforts to ensure safety and protect the environment are crucial. In 1998 we formulated NAV9000, which laid out our company's standards for safe ship operation as the accumulation of our subsequent endeavors in this field. These standards, which go beyond the scope of both Japanese and foreign laws and regulations, now apply to more than 500 NYK-operated vessels as part of our sustained campaign to guarantee safety. In March 2002, we established an environmental management system to guarantee safe ship operation and protect the global environment. This system was certified as conforming to the ISO 14001 international standard. The scope of this certification has been expanded subsequently, and today covers not only our head office and vessels but also about 60 business footholds in three major markets: Europe, North America and Asia, even including container terminals and overland and inland waterway transport with a combination of trucking, railway and barge services. As a comprehensive logistic provider, we have developed one of the world's largest networks for conserving the environment. Recently, with an increasing focus on measures to address terrorism, we introduced tighter security within our group, well ahead of treaties and legislation.

Last year, NYK was incorporated into the FTSE 4Good Global Index, an index of socially responsible investment (SRI) corporations worldwide, and the Dow Jones Sustainability World Indexes (DJSI World), which are indexes of corporate sustainability, in recognition of NYK's corporate activities aimed at ensuring safety and environmental protection. In addition, NYK was awarded the Prize for Activities to Protect the Logistics Environment by the Japan Federation of Freight Industries in appreciation of its efforts to promote environmental protection and enhance the awareness of the environment.

Every year, we publish "The Earth Is Our Home," a report on the social environment, to inform our stockholders as to how we are tackling social and environmental issues, and to strengthen our dialogue with them.

NYK's divisions actively deal with various forms of corporate contributions to society, such as safety operation, environment conservation, corporate governance and compliance with laws and regulations. NYK now intends to integrate these activities so that the NYK Group can further enhance its social responsibility. That is why NYK inaugurated the Corporate Social Responsibility (CSR) Chamber on April 1. As long as NYK is a going concern, each employee of NYK will work with pride and passion and do his or her best to for fulfill social responsibilities with respect to shareholders, clients, business partners and regional communities.

3. Operating Results and Financial Position

1. Operating Results

Overview

In the fiscal year ended March 31, 2004, NYK Line posted consolidated revenues of ¥1,398.3 billion, operating income of ¥91.9 billion, recurring profit of ¥74.6 billion and net income of ¥34.8 billion. Revenues, net income and recurring profit were record highs.

(Billions of yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Change	Percentage change
Revenues	1,398.3	1,249.2	149.0	11.9%
Costs and expenses	1,158.3	1,037.3	120.9	11.7%
Selling, general and administrative expenses	148.0	142.7	5.2	3.7%
Operating income	91.9	69.1	22.8	33.0%
Recurring profit	74.6	50.3	24.3	48.3%
Net income	34.8	14.2	20.5	143.6%

Consolidated revenues climbed 11.9% to ¥1,398.3 billion. This reflected higher volumes and freight rates in the shipping segment, as well as expansion in core logistics and terminal operations. Operating income rose 33.0% on the strength of intensive cost-cutting, which offset higher costs and expenses and selling, general and administrative expenses. The operating margin improved 1.1 percentage point from a year earlier to 6.6%. Due to lower interest expenses and other factors, other income advanced and recurring profit soared 48.3% over the previous year. Furthermore, to enhance the company's competitiveness, the loss from the disposition of assets increased, however, the loss on valuation of investment decreased and extraordinary profit improved. As a result, net income surged 143.6% after the deduction of ¥24.2 billion in income taxes and minority interests of ¥2.4 billion. In the year under review, return on equity (ROE) almost doubled to 9.7% from 5.0% a year earlier.

The table below summarizes the effect on recurring profit from exchange rate fluctuations and the bunker oil price.

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Change	Impact amount
Average exchange rate	¥113.97/US$1.00	¥122.29/US$1.00	Yen appreciates by 8.32	(¥10.8 billion)
Average bunker oil price	US$174.37/MT	US$163.78/MT	Price increases US$10.59	(¥3.1 billion)

Notes:
1. A ¥1 change against the dollar has an impact of around ¥1.3 billion on recurring profit.
2. A $1 change per metric ton in the price of bunker oil alters annual recurring profit by ¥300 million.


Exchange Rate Changes
140
135
130
125
120
115
110
105
100
95
90
2001/1 ~ 2004/4


Changes in Bunkder Fuel Prices
220
210
200
190
180
170
160
150
140
130
120
110
100
2001/1 ~ 2004/3

Segment Information

(Billions of yen)

	Revenues				Operating income			Recurring profit		
	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Change	Percentage change	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Change	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Change
Shipping	879.8	789.7	90.1	11.4%	91.3	60.8	30.5	76.8	42.8	34.0
Logistics	294.9	261.2	33.6	12.9%	3.5	6.1	(2.5)	3.1	6.1	(3.0)
Cruise	29.8	30.5	(0.6)	(2.2%)	(5.4)	(0.5)	(4.8)	(6.6)	(1.9)	(4.6)
Terminal and Harbor Transport	102.3	66.0	36.3	55.0%	0.6	1.0	(0.4)	(2.0)	0.8	(2.9)
Shipping-Related	42.4	42.4	0	0.2%	0	0.2	(0.2)	0.2	0.5	(0.3)
Real Estate	12.6	13.8	(1.2)	(8.7%)	3.0	3.4	(0.3)	3.3	3.5	(0.1)
Others	102.7	99.9	2.8	2.8%	(1.2)	(2.0)	0.8	(0.3)	1.2	(1.6)

<Shipping>

The shipping segment comprises three areas. The first is the liner trade, which includes container operations. The second is trampers and specialized carriers, which covers bulk, ore, and coal carrier and car carrier operations. The third is the tanker business, which encompasses petroleum, LNG, petroleum products and chemical carrier operations. The significant improvement in liner trade led to year-over-year improvement in shipping revenue and profitability.

(Billions of yen)

	Revenues			
	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Change	Percentage change
Liner trade	379.2	323.4	55.8	17.3%
Trampers and specialized carriers	401.5	364.0	37.5	10.3%
Tanker business	99.0	102.2	(3.2)	(3.2%)

Liner Trade

Reflecting soaring demand on all routes, the targeted volumes of cargo were almost attained. Tighter supply-demand situation allowed us to restore freight rates on trips on each route. In the first year of "CIRCUIT 120," our medium-term plan for reducing costs, we achieved more than ¥6 billion in cost reductions despite higher fuel prices. As a consequence, revenues expanded significantly.

Trampers and Specialized Carriers

As in the previous year, revenue and earnings were favorable in the year under review. Worldwide car carrier transports increased to 2.35 million units. Most bulk carriers in the long-term contracts business were utilized smoothly. On the other hand, performance was squeezed by capesize carriers in the spot business, increased ship leasing charges and historically high freight rates and long waits to enter major ports in Australia, Brazil and China.

Tanker Business

All types of tankers under long-term contracts operated steadily and achieved the targeted profitability. Ships under spot contracts performed well in the transport of crude oil and refined products despite volatility in the freighter market.


Tramper Freight Rates Changes in B.D.I.
1996
1997
1998
1999
2000
2001
2002
2003
2004

1996/1 ~ 2004/5


1996
1997
1998
1999
2000
2001
2002
2003
2004

1996/1 ~ 2004/4

<Logistics>

Revenue increased and profit decreased in the segment compared with the previous year. The airfreight business

maintained a solid performance supported by active volume. Based on our medium-term "Logistics Strategy Plan," we responded aggressively to increasing demand for car carrier transports in China and elsewhere in Asia. We developed infrastructure throughout Asia and augmented new businesses. As a result, revenue expanded but earnings declined year over year due to high start-up costs.

<Cruise>

In July 2003, *Crystal Serenity*, the third vessel of the Crystal family, entered service. The three Crystals and *Asuka* were sailing smoothly. However, revenue and earnings plunged in the year under review. The aftermath of the 9/11 terrorist attacks, the war in Iraq and the spread of SARS adversely affected passenger numbers, despite aggressive marketing and cost-cutting initiatives.

<Terminal and Harbor Transport Services>

Container handling volume, including that for Japan, increased, thanks to the contribution of Ceres Terminals, Incorporated, which was acquired in October 2002. Therefore revenue rose year over year. However, earnings were down owing to the impact of a strike in North America. We are establishing new operations in the expanding Chinese market, for example, through our participation in terminals for finished cars in Shanghai and Dalian.

<Other Services>

In shipping-related services, profit from the wholesaling of shipping machinery and equipment, and tugboat operations declined slightly. The real estate business faced sluggish market conditions because of oversupply but averted decreases in revenues and operating income by minimizing vacancies and declines in rents. Revenues and earnings were down slightly in information processing services, oil wholesaling and travel agency services.

Outlook

(Billons of yen)

	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2004	Change	Percentage change
Revenues	1,460.0	1,398.3	61.6	4.4%
Operating income	121.0	91.9	29.0	31.6%
Recurring profit	108.0	74.6	33.3	44.6%
Net income	55.0	34.8	20.1	58.0%
Prerequisite for forecast	Exchange rate ¥105/US$1.00		Bunker oil price US$170/MT	

For the full term, revenues should reach ¥1,460.0 billion. Operating income should be ¥121.0 billion, with recurring profit of ¥108.0 billion and net income of ¥55.0 billion. Revenues, operating income, recurring profit and net income will all be the highest in the Company's history.

In the shipping segment, we assume favorable demand will continue in the liner trade, tramper and specialized carrier and tanker markets. Despite worries about the high yen and bunker oil prices, revenues and profits for fiscal year ending March 31, 2005 may surpass fiscal year ended March 31, 2004, by stabilizing fares through long-term contracts and cost-cutting.

In the logistics segment, we will aggressively develop markets in China and elsewhere in Asia. We have also introduced the necessary measures to turn around failing companies. We expect overall improvement in this business.

In the cruise segment, we will continue to reduce costs. Without the adverse circumstances that squeezed earnings in fiscal year ended March 31, 2004, we expect this segment's performance to improve in the year ahead.

In the terminal and harbor transport segment, we will move swiftly to improve performance mainly in our North American terminals and estimate a substantial profit.

2. Financial Position

Assets, Liabilities and Shareholders' Equity

Total assets were ¥1,376.6 billion, an increase of ¥89.4 billion from the previous year. Accounts receivable trade increased ¥19.3 billion due to expanding business, and investments in securities rose ¥79.5 billion, reflecting the appreciation of equity as a result of the rising stock market.

Total liabilities were ¥994.9 billion, an increase of ¥18.3 billion. There was some effects due to the stronger yen and amount of interest-bearing debt was reduced by ¥36.9 billion through continuous efforts to squeeze interest-bearing debt, but an increase of ¥13.4 billion in income taxes payable through increased net income, a ¥19.0 billion boost of deferred income tax liabilities by the appreciation of investments in securities and others, and the growth of ¥12.3billion in accounts payable, brought on this increase.

Total shareholders' equity increased ¥69.6 billion to ¥358.0 billion primarily due to a rise in retained earnings and higher net unrealized holding gains on other securities.

The debt equity ratio improved 0.6 point to 1.8.

Cash Flows

(Billons of yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003	Change
Net cash provided by operating activities	111.3	88.1	23.2
Net cash provided by investing activities	(88.0)	(54.4)	(33.6)
Net cash provided by financing activities	(34.8)	(32.9)	(1.8)
Effect of exchange rate changes on cash and cash equivalents	(10.1)	(8.1)	(1.9)
Net increase in cash and cash equivalents	(21.6)	(7.4)	(14.2)
Increase in cash and cash equivalents due to change in consolidation scope	5.5	5.3	0.1
Cash and cash equivalents at end of the year	63.6	79.8	(16.1)

At the end of the year under review, net cash provided by operating activities was up ¥23.2 billion to ¥111.3 billion, mainly reflecting a rise in income before income taxes.

Net cash used in investing activities was decreased ¥33.6 billion to (¥88.0 billion), owing to increased expenditures for tangible and intangible fixed assets and lending of loans receivable. Net cash used in financing activities was decreased ¥1.8 billion to (¥34.8 billion), as a result of balancing the proceeds and repayments of short- and long-term loans and bonds.

This resulted in a net decrease of ¥21.6 billion in cash and cash equivalents.

A change in consolidation scope lowered cash and cash equivalents at the end of the period by ¥16.1 billion to ¥63.6 billion.

Cash flow trends are indicated below:

	2000/3	2001/3	2002/3	2003/3	2004/3
1 Capital adequacy ratio (%)	18.2	20.2	23.9	22.4	26.0
2 Capital adequacy ratio at market price (%)	37.2	43.9	38.3	38.9	44.1
3 Debt redemption (Years)	9.7	7.9	8.5	7.8	5.9
4 Interest coverage ratio	2.7	3.1	2.8	4.1	6.0

1. Capital adequacy ratio: shareholders' equity/total assets
2. Capital adequacy ratio at market price: total stock value at market price/total assets
3. Debt redemption: interest-bearing debt/cash flow from operating activities
4. Interest coverage ratio: cash flow from operating activities/interest payment

* All indexes are calculated based on consolidated figures.
* Cash flow indexes represent cash flow from operating activities.
  Interest-bearing debt consists of all interest-bearing liabilities included in liabilities listed in the balance sheet.
  Payments are based on the interest payments in the consolidated statements of cash flows.

< Notice >
The forecasts disclosed in these materials may differ significantly from actual results due to risk factors and uncertainty.
The general economic conditions in NYK's operating environment are marked by volatility in the maritime market, wide fluctuations in exchange rates, interest rates and bunker oil prices, marine perils among our fleet and international and social disorders such as war, terrorism and SARS. These affect NYK's business performance and financial situation adversely.
The factors that can negatively affect the company's business environment are not limited to the aforementioned.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2004 (As of March 31, 2004)		Fiscal year ended March 31, 2003 (As of March 31, 2003)		Increase or decrease
	Amount	Composition ratio	Amount	Composition ratio	
ASSETS					
Current assets					
Cash and time deposits	65,373		80,788		(15,415)
Notes and accounts receivable—trade	167,868		148,551		19,317
Marketable securities	3,022		10,703		(7,680)
Inventories	19,850		20,107		(257)
Deferred and prepaid expenses	37,813		34,252		3,560
Deferred tax assets	7,977		2,347		5,630
Other current assets	70,568		57,213		13,355
Allowance for doubtful accounts	(1,800)		(3,735)		1,934
Total current assets	370,673	26.9	350,228	27.2	20,445
Fixed assets					
(Vessels, property and equipment, net of accumulated depreciation)					
Vessels	445,383		464,533		(19,149)
Buildings and structures	68,396		65,644		2,752
Machinery and transportation equipment	17,957		18,408		(450)
Equipment and fixtures	7,012		6,161		850
Land	66,263		62,202		4,060
Construction in progress	39,035		27,210		11,825
Others	8,356		6,999		1,357
Total vessels, property and equipment, net of accumulated depreciation	652,405	47.4	651,159	50.6	1,245
(Intangible assets)					
Leasehold	1,975		1,971		3
Software	11,857		9,754		2,103
Consolidation adjustments account	7,188		9,546		(2,357)
Others	7,554		7,582		(28)
Total intangible assets	28,575	2.1	28,853	2.2	(278)
(Investments and other assets)					
Investment securities	263,584		184,013		79,570
Long-term loans receivable	10,308		4,961		5,347
Deferred tax assets	2,805		9,302		(6,496)
Others	50,173		62,025		(11,852)
Allowance for doubtful accounts	(1,999)		(3,646)		1,646
Total investments and other assets	324,872	23.6	256,655	20.0	68,216
Total fixed assets	1,005,852	73.1	936,669	72.8	69,183
Deferred charges	137	0.0	272	0.0	(135)
Total assets	1,376,664	100.0	1,287,170	100	89,493

(Millions of yen)

Account title	Fiscal year ended March 31, 2004 (As of March 31, 2004)		Fiscal year ended March 31, 2003 (As of March 31, 2003)		Increase or decrease
	Amount	Composition ratio	Amount	Composition ratio	
LIABILITIES					
Current liabilities					
Notes and accounts payable—trade	136,674		124,298		12,376
Short-term redemption money for bonds	20,200		21,000		(800)
Short-term bank loans	143,048		121,472		21,575
Income taxes payable	26,061		12,587		13,474
Deferred tax liabilities	1,351		2,121		(770)
Advance received	37,155		38,971		(1,816)
Employees' bonuses accrued	6,981		6,212		768
Other current liabilities	54,280		43,856		10,423
Total current liabilities	425,753	30.9	370,521	28.8	55,232
Long-term liabilities					
Bonds	101,797		122,004		(20,206)
Long-term debt	389,435		426,921		(37,486)
Deferred tax liabilities	23,092		4,061		19,031
Reserve for employees' retirement benefits	19,225		18,725		500
Reserve for directors' retirement benefits	2,513		2,853		(339)
Reserve for periodic dry-docking of vessels	4,574		5,368		(794)
Reserve for EXPO 2005, AICHI, JAPAN	15		-		15
Other long-term liabilities	28,540		26,182		2,357
Total long-term liabilities	569,196	41.4	606,117	47.1	(36,920)
Total liabilities	994,950	72.3	976,638	75.9	18,311
MINORITY INTERESTS	23,669	1.7	22,168	1.7	1,500
SHAREHOLDERS' EQUITY					
Common stock	88,531	6.4	88,531	6.9	-
Additional paid-in capital	94,421	6.9	94,421	7.3	0
Retained earnings	146,755	10.6	122,271	9.5	24,483
Net unrealized holding gains on other securities	44,333	3.2	(4,180)	(0.3)	48,513
Foreign currency translation adjustments	(12,900)	(0.9)	(9,726)	(0.8)	(3,173)
Treasury stock	(3,096)	(0.2)	(2,953)	(0.2)	(142)
Total shareholders' equity	358,044	26.0	288,363	22.4	69,681
Total liabilities, minority interests and shareholders' equity	1,376,664	100.0	1,287,170	100.0	89,493

(2) Consolidated Statements of Income

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]		Fiscal year ended March 31, 2003 [From April 1, 2002, to March 31, 2003]		Increase or decrease	Year-over-year rate of change (%)
	Amount	Percentage	Amount	Percentage		
Revenues	1,398,320	100.0	1,249,242	100.0	149,077	11.9
Costs and expenses	1,158,352	82.8	1,037,373	83.0	120,979	11.7
Gross profit	239,967	17.2	211,869	17.0	28,098	13.3
Selling, general and administrative expenses	148,034	10.6	142,746	11.5	5,288	3.7
Operating income	91,933	6.6	69,122	5.5	22,810	33.0
Other income						
Interest and dividend income	5,264		5,406		(142)	
Equity in earnings of unconsolidated subsidiaries and affiliates	1,624		1,472		152	
Others	4,209		5,842		(1,633)	
Total other income	11,098	0.8	12,721	1.0	(1,623)	(12.8)
Other expenses						
Interest expenses	18,098		20,145		(2,047)	
Others	10,270		11,354		(1,084)	
Total other expenses	28,368	2.1	31,499	2.5	(3,131)	(9.9)
Income before extraordinary items	74,663	5.3	50,344	4.0	24,318	48.3
Extraordinary gains						
Gain on sale of vessels, property and equipment	5,377		5,415		(38)	
Gain on sale of investment securities	653		1,598		(944)	
Other extraordinary gains	1,227		1,448		(220)	
Total extraordinary gains	7,258	0.5	8,462	0.7	(1203)	(14.2)
Extraordinary losses						
Loss on sale of vessels, property and equipment	7,662		5,981		1,681	
Loss on devaluation of investment securities	303		7,351		(7,047)	
Cancellation money of charter Contracts	2,499		2,853		(354)	
Other extraordinary losses	9,920		9,973		(53)	
Total extraordinary losses	20,386	1.4	26,159	2.1	(5,773)	(22.1)
Income before income taxes and minority interests	61,535	4.4	32,647	2.6	28,888	88.5
Income taxes—current	33,797	2.4	15,350	1.2	18,446	120.2
Income taxes—deferred	(9,511)	(0.7)	(92)	(0.0)	(9,419)	10,175.7
Minority interests	(2,439)	(0.2)	(3,097)	(0.3)	657	(21.2)
Net income	34,810	2.5	14,292	1.1	20,518	143.6

(3) Consolidated Surplus Statements

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]	Fiscal year ended March 31, 2003 [From April 1, 2002, to March 31, 2003]	Increase or decrease
(Additional paid-in capital)			
Balance at beginning of the year	94,421	93,342	1,078
Increase in additional paid-in capital			
Increase in capital reserve due to stock exchange	-	1,078	(1,078)
Gain from retirement of treasury stock	0	-	0
Total	0	1,078	(1,078)
Balance at end of the year	94,421	94,421	0
(Retained earnings)			
Balance at beginning of the year	122,271	116,349	5,922
Increase in retained earnings			
Net income	34,810	14,292	20,518
Effect from changes of consolidated subsidiaries	602	1,484	(882)
Increase due to merger of consolidated subsidiaries	100	364	(263)
Total	35,513	16,141	19,372
Decrease in retained earnings			
Cash dividends	10,691	9,212	1,478
Directors' bonuses	249	227	21
Loss from retirement of treasury stock	-	0	(0)
Effect from changes of consolidated subsidiaries	57	778	(721)
Decrease due to merger of consolidated subsidiaries	32	-	32
Total	11,029	10,219	810
Balance at end of the year	146,755	122,271	24,483

(4) Consolidated Statements of Cash Flows

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]	Fiscal year ended March 31, 2003 [From April 1, 2002, to March 31, 2003]	Increase or decrease
Cash flows from operating activities:			
Income before income taxes and minority interests	61,535	32,647	28,888
Depreciation and amortization	65,689	66,111	(422)
Loss (gain) on sale and disposal of tangible and intangible fixed assets	2,285	565	1,719
Loss (gain) on sale of marketable and investment securities	(678)	(1,391)	712
Loss (gain) on devaluation of marketable and investment securities	303	7,351	(7,047)
Equity in losses of unconsolidated subsidiaries and affiliates	(1,624)	(1,472)	(152)
Interest and dividend income	(5,264)	(5,406)	142
Interest expenses	18,098	20,145	(2,047)
Loss (gain) on foreign currency exchange	2,015	1,630	384
Increase (Decrease) in notes and accounts receivable	(17,773)	(13,435)	(4,337)
Decrease (increase) in inventories	324	(4,762)	5,086
Increase (Decrease) in notes and accounts payable	10,259	2,646	7,612
Others, net	10,078	5,001	5,076
Subtotal	145,249	109,632	35,616
Interest and dividends received	6,136	6,549	(413)
Interest paid	(18,576)	(21,539)	2,962
Payments for income taxes	(21,448)	(6,516)	(14,932)
Net cash provided by operating activities	111,360	88,126	23,233
Cash flows from investing activities:			
Purchase of marketable securities	(5,765)	(9,880)	4,115
Proceeds from sale of marketable securities	13,670	15,262	(1,591)
Expenditures for tangible and intangible fixed assets	(143,353)	(89,122)	(54,230)
Proceeds from sale of tangible and intangible fixed assets	67,458	54,266	13,191
Purchase of investment securities	(8,245)	(31,162)	22,916
Proceeds from sale of investment securities	8,287	6,981	1,306
Lending of loans receivable	(27,073)	(6,130)	(20,943)
Collection of loans receivable	4,542	685	3,856
Others, net	2,390	4,617	(2,227)
Net cash used in investing activities	(88,089)	(54,483)	(33,606)
Cash flows from financing activities:			
Net increase (decrease) in short-term bank loans	26,502	(8,978)	35,481
Proceeds from long-term loans	168,628	147,288	21,340
Repayments of long-term loans	(197,346)	(195,763)	(1,582)
Proceeds from issue of bonds	-	77,596	(77,596)
Repayment of bonds	(21,000)	(40,411)	19,411
Proceeds from sale of treasury stock	7	-	7
Purchase of treasury stock	(173)	(2,890)	2,716
Cash dividends paid by the Company	(10,691)	(9,212)	(1,478)
Cash dividends paid by subsidiaries to minority shareholders	(803)	(628)	(174)
Others, net	13	9	3
Net cash used in financing activities	(34,862)	(32,990)	(1,872)
Effect of exchange rate changes on cash and cash equivalents	(10,105)	(8,121)	(1,984)
Net decrease in cash and cash equivalents	(21,697)	(7,468)	(14,229)
Cash and cash equivalents at beginning of the year	79,804	81,900	(2,096)
Increase in cash and cash equivalents due to change in consolidation scope	5,524	5,371	153
Cash and cash equivalents at end of the year	63,632	79,804	(16,172)

(5) Basis of Presenting the Consolidated Financial Statements

1. Scope of Consolidation
Number of consolidated subsidiaries: 425
(NYK TRADING CORPORATION, YUSEN AIR & SEA SERVICE CO., LTD., NYK GLOBAL BULK CORPORATION, TOKYO SENPAKU KAISHIA, LTD., NYK-HINODE LINE, LTD., HACHIUMA STEAMSHIP CO., LTD., UNI-X CORPORATION, NYK CRUISES CO., LTD. and 417 other companies)

2. Application of the Equity Method
Number of companies accounted for by the equity method
Affiliates: 30 (Shinwa Kaiun Kaisha, Ltd. and 29 other companies)

3. Change in the Scope of Consolidation and Application of the Equity Method
(1) Consolidation
(Newly included): 70

KINKAI YUSEN LOGISTICS CO., LTD.
GENEQ CORPORATION
TOYO REEFER CO., LTD.
PACIFIC MARITIME CORPORATION
UNITED MARITIME CO., LTD.
ALERT CARGO EXPRESS, INC
AMARCORD MARITIMA S.A.
ASAMI MARITIMA S.A.
AVISPA MARITIMA S.A.
BLUE TREE MARITIMA S.A.
CABIRIA MARITIMA S.A.
CAPSTONE NAVIGATION S.A.
CASTLE NAVIGATION S.A.
CHIHAYA SHIPHOLDING S.A.
CORDIAL NAVIGATION S.A.
COSMOS EXPRESS SHIPHOLDING S.A.
DAISUKE MARITIMA S.A.
EDO NAVIGATION S.A.
ESPA WILD SHIPHOLDING S.A.
ESPA WING NAVIGATION S.A.
FRIENDSHIP MARITIMA S.A.
GAMBA MARITIMA S.A.
GELSOMINA MARITIMA S.A.
GIULIETTA MARITIMA S.A.
GLOBAL ANGEL S.A.
GLOBAL CARRIER S.A.
GLOBAL DREAM S.A.
GLOBAL EAGLE S.A.
INTERNATIONAL CAR OPERATORS (BENELUX) B.V.B.A.
JYOJIN SHIPHOLDING S.A.
KYOJIN SHIPHOLDING S.A.
LAYLA MARITIMA S.A.
LUCI SHIPHOLDING S.A.
MAGENTA NAVIGATION S.A.
MOBILE SHIPPING SERVICE LTD.
MS INTERNATIONAL MARITIMA S.A.
NYK ANDROMEDA CORPORATION
NYK APHRODITE CORPORATION
NYK AQUARIUS CORPORATION
NYK ARGUS CORPORATION
NYK ATHENA CORPORATION
NYK CASTOR CORPORATION
NYK PEGASUS CORPORATION
NYK PHOENIX CORPORATION
NYK TERMINALS (AMERICAS) INC
OAK SPRING MARITIMA S.A.
OREO MARITIMA S.A.
P.T. YUSEN AIR& SEA SERVICE INDONESIA
REYSOL MARITIMA S.A.
RIVER FIELD MARITIMA S.A.
ROBINSON MARITIMA S.A.
SAMARINDA MARITIMA S.A.
SEASIDE VIEW MARITIMA S.A.
STEEL LOGISTICS INC
STONIER TRANSPORTATION GROUP, INC
STONIER TRUCKING COMPANY, INC
TAMA SHIPPING S.A.
TONE NAVIGATION S.A.
TRT CARRIERS, INC
TTG-EDAM B.V.
TWILO MARITIMA S.A.
UTOPIA MARITIMA S.A.
VELOCITY 3PL, INC
VEXURE, INC
VISSEL MARITIMA S.A.
VYNAL MARITIMA S.A.
WEST ISLAND MARITIMA S.A.
YUSEN AIR & SEA SERVICE MANAGEMENT (THAILAND) CO., LTD
YUSEN AIR & SEA SERVICE (CHINA) LTD.
YUSEN AIR & SERVICE (THAILAND) CO., LTD.

(Excluded due to liquidation): 18

KYOKUTO NENRYO YUSO CO., LTD.
BAY STATE SHIPPING INC.
BENETNASCH TRANSPORT INC.
CRESTVIEW SHIPPING S.A.
CUPID NAVIGATION INC.
DYNASTY SHIPHOLDING S.A.
G.W. THOMPSON JEWITT (HOLDING) LTD.
JOHN M YOUNG LTD.
KONA SHIPPING LTD.
PACIFIC VANTAGE LTD.
ROBSONS DISTRIBUTION SERVICES LTD.
SUNSHINE STATE SHIPPING INC.

TOBA SHIPPING INC.
UCI-HS LTD.
WIGHT NAVIGATION S.A.

TOBA SHIPPING II INC.
UCI-TJ LTD.
WIGHT NAVIGATION II S.A.

(Excluded by merger): 1
ASAHI MECHATRONIC CORP.

(Excluded by liquidation) : 1
YUSEN BUILDING TECHNICAL MANAGEMENT CO., LTD.

(2) Equity method
(Transferred to consolidated subsidiary): 1
GENEQ CORPORATION

4. Accounting Period of Consolidated Subsidiaries

The accounting period of the Company begins on April 1 and ends on March 31 of the following year. As of March 31, 2004, the accounts of 131 and 1 consolidated subsidiaries were closed on December 31 and February 29, respectively. Necessary adjustments on consolidation with regard to important transactions during the period from each of the closing dates to March 31 are made as to these companies.

5. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

Securities held to maturity are valued at their amortized cost, determined principally by the straight-line method of amortization.

Other securities with market quotes are principally stated at the average of market value for the last month of the fiscal year. (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.)

Other securities without market quotes are generally stated at cost, with cost being determined principally by the moving average method.

Derivatives are valued at market quotation.

Inventories are generally stated at the lower of cost or market quotation, with cost determined principally by the moving average method.

(2) Depreciation method of important depreciable assets

Tangible fixed assets:

Vessels and buildings are depreciated generally by the straight-line method based on the Japanese Corporation Tax Law.

Other tangible fixed assets are depreciated generally by the declining-balance method based on the Japanese Corporation Tax Law.

Intangible assets:

Computer software is amortized by the straight-line method based principally on the length of period it can be used internally (five years).

Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

(3) Accounting standards for important reserves

Allowance for doubtful accounts:

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company and its consolidated subsidiaries set aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

Employees' bonuses accrued:

The employees' bonuses accrued are provided for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's and its consolidated subsidiaries' retirement benefit obligation and the estimated fair value of pension assets at the end of the fiscal year.

Unrecognized net actuarial differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Reserve for directors' retirement benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with respective internal rules, the Company and 36 consolidated subsidiaries set aside such reserves calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the balance sheet date.

Reserve for periodic dry-docking of vessels:

The reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

Reserve for EXPO 2005, AICHI, JAPAN:

To provide the expenditures for participation in EXPO 2005, AICHI, JAPAN, an amount at the provision limit under the Special Taxation Measures Law is set aside in the reserve.

(4) Accounting for important leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

(5) Method of accounting for material hedge transactions

For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company and its consolidated subsidiaries apply hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company and its consolidated subsidiaries adopt a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company and its consolidated subsidiaries evaluate the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

6. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of consolidated subsidiaries are fully valued at their market value as of the respective dates when the subsidiaries were initially consolidated.

7. Amortization of the Consolidation Adjustments Account

The amount of the consolidation adjustments account is equally amortized over five to 20 years,

8. Treatment of Appropriation of Profit Items

The consolidated surplus statements are based on the distribution of profit finalized during the consolidation fiscal year at the consolidated subsidiaries and affiliates accounted for by the equity method.

9. Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits that are able to be withdrawn on demand and short-term investments with original maturities of three months or less that are exposed to minor value fluctuation risk.

Notes to Financial Statements

(Notes to the consolidated balance sheets)

1. Accumulated depreciation	¥621,362 million
2. Notes receivable discounted and endorsed	¥54 million
3. Guarantees of loans	¥54,456 million
Joint and several obligations borne by other debtors	¥55,640 million
4. Number of issued and outstanding shares	Common shares: 1,230,188,073 shares
Treasury stock held by the Company	Common shares: 8,568,571 shares
Treasury stock held by the consolidated subsidiaries	Common shares: 63,546 shares

5. Notes to the consolidated statements of cash flows

A reconciliation of cash and cash equivalents in the consolidated statements of cash flows and account balances of the consolidated balance sheets as of March 31, 2004 and 2003, are shown below.

(Millions of yen)

	Fiscal year ended March 31, 2004 (As of March 31, 2004)	Fiscal year ended March 31, 2003 (As of March 31, 2003)
Cash and time deposits	65,373	80,788
Time deposits with maturity of over three months	(1,741)	(984)
Cash and cash equivalents	63,632	79,804

5. Segment Information

(1) Segment Information by Business

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I. Revenues and operating income/costs and expenses: Revenues:										
(1) Revenues from customers	877,501	293,961	29,869	81,446	38,187	10,183	67,171	1,398,320	—	1,398,320
(2) Inter-segment revenues	2,363	1,015	—	20,910	4,297	2,429	35,625	66,642	(66,642)	—
Total revenues	879,864	294,976	29,869	102,357	42,485	12,613	102,796	1,464,962	(66,642)	1,398,320
Operating costs and expenses	788,542	291,410	35,315	101,752	42,470	9,559	104,035	1,373,085	(66,698)	1,306,386
Operating income (loss)	91,322	3,566	(5,446)	604	14	3,054	(1,238)	91,877	56	91,933
Income (loss) before extraordinary items	76,875	3,164	(6,604)	(2,048)	284	3,366	(395)	74,642	20	74,663
II. Assets, depreciation and amortization, impairment loss of fixed assets and capital expenditures										
Assets	772,796	156,736	47,930	89,005	43,718	50,883	151,881	1,312,953	63,710	1,376,664
Depreciation and amortization	50,908	4,629	3,709	2,854	1,417	1,151	1,017	65,689	—	65,689
Impairment loss of fixed assets										
Capital expenditures	94,830	11,653	29,729	4,274	640	1,487	737	143,353	—	143,353

Fiscal year ended March 31, 2003 (From April 1, 2002, to March 31, 2003)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I. Revenues and operating income /costs and expenses: Revenues:										
(1) Revenues from customers	788,084	260,352	30,543	50,790	39,626	11,102	68,741	1,249,242	—	1,249,242
(2) Inter-segment revenues	1,636	926	—	15,235	2,778	2,710	31,218	54,506	(54,506)	—
Total revenues	789,721	261,278	30,543	66,026	42,404	13,813	99,960	1,303,748	(54,506)	1,249,242
Operating costs and expenses	728,901	255,166	31,120	64,958	42,114	10,380	102,012	1,234,655	(54,535)	1,180,119
Operating income (loss)	60,819	6,112	(577)	1,067	290	3,433	(2,051)	69,093	29	69,122
Income (loss) before extraordinary items	42,854	6,186	(1,961)	878	598	3,551	1,291	53,400	(3,056)	50,344
II. Assets, depreciation and amortization, and capital expenditures										
Assets	740,121	148,395	63,879	83,946	43,761	51,710	131,446	1,263,260	23,910	1,287,170
Depreciation and amortization	52,450	4,175	3,825	1,936	1,446	1,122	1,154	66,111	—	66,111
Capital expenditures	66,347	10,313	5,121	3,491	1,613	1,546	689	89,122	—	89,122

Notes:

1. Business segmentation method
   The NYK Group businesses are segmented based on the similarity in type and character of different services with reference to the Japan Standard Industry Classification, for which the sense of unity with respective management organizations is additionally taken into account.
2. Designations of major businesses and services which are included in each of the business segments

Shipping	Oceangoing and inshore cargo shipping; Vessel chartering; Forwarding agency (Overseas agencies on an exclusive basis for the NYK Group companies)
Logistics	Warehousing; Cargo forwarding
Cruise	Ownership and navigation of cruises
Terminal and Harbor Transport	Container terminal operation; Harbor transport
Shipping-related Services	Forwarding agency (Domestic agencies on a non-exclusive basis for the NYK Group companies); Tugboat operation; Wholesaling of shipping machinery and equipment; Other various services incidental to transportation
Real Estate	Rental/lease, management and sale of real estate
Others	Information processing service; Wholesaling of petroleum products; Travel services; Air freight services and so on

3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.
4. The amount of assets included in "Elimination and unallocation" was ¥226,633 million (¥181,869 million for the previous fiscal year). They consisted mainly of surplus funds operated by the Company ("Cash and time deposits") and long-term investment funds (investment securities).

(2) Segment Information by Region
Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and Unallocation	Consolidated Total
I. Revenues and operating income/costs and expenses:								
Revenues:								
(1) Revenues from customers	1,102,112	148,304	88,682	53,379	5,841	1,398,320	—	1,398,320
(2) Inter-segment revenues	8,722	24,517	9,709	9,756	1,025	53,731	(53,731)	—
Total revenues	1,110,834	172,822	98,392	63,135	6,866	1,452,052	(53,731)	1,398,320
Operating costs and expenses	1,018,490	179,569	96,581	58,975	6,880	1,360,497	(54,110)	1,306,386
Operating income (loss)	92,344	(6,747)	1,811	4,160	(14)	91,554	378	91,933
Income (loss) before extraordinary items	76,569	(6,789)	(334)	6,312	16	75,773	(1,110)	74,663
II. Assets	984,887	92,802	155,590	57,132	4,496	1,294,908	81,755	1,376,664

Fiscal year ended March 31, 2003 (From April 1, 2002, to March 31, 2003)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and Unallocation	Consolidated Total
I. Revenues and operating income/costs and expenses:								
Revenues:								
(1) Revenues from customers	1,009,972	120,337	67,401	46,718	4,812	1,249,242	—	1,249,242
(2) Inter-segment revenues	8,170	20,160	7,305	7,679	938	44,255	(44,255)	—
Total revenues	1,018,143	140,498	74,706	54,398	5,751	1,293,497	(44,255)	1,249,242
Operating costs and expenses	954,873	141,130	72,379	51,259	5,739	1,225,382	(45,263)	1,180,119
Operating income (loss)	63,270	(632)	2,327	3,138	11	68,114	1,008	69,122
Income (loss) before extraordinary items	45,013	(445)	1,652	3,684	59	49,963	380	50,344
II. Assets	968,556	86,884	127,151	51,944	3,534	1,238,071	49,099	1,287,170

Notes:

1. Segmentation by geographic area is based on geographical proximity.
2. Principal countries or regions by geographic area other than Japan
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, the Netherlands, Italy, Sweden, Belgium
   (3) Asia: Singapore, Thailand, Hong Kong
   (4) Others: Australia
3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.
4. The amount of assets included in "Elimination and unallocation" was ¥226,633million (¥181,869 million for the previous fiscal year). They consisted mainly of surplus funds operated by the Company ("Cash and time deposits") and long-term investment funds (investment securities).

(3) Overseas Revenues

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	420,123	229,177	259,202	228,421	1,136,924
Consolidated revenues					1,398,320
Ratio of overseas revenues to consolidated revenues (%)	30.0	16.4	18.5	16.3	81.3

Fiscal year ended March 31, 2003 (From April 1, 2002, to March 31, 2003)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	359,435	177,627	236,653	208,456	982,171
Consolidated revenues					1,249,242
Ratio of overseas revenues to consolidated revenues (%)	28.8	14.2	18.9	16.7	78.6

Notes:

1. Segmentation by geographic area is based on geographical proximity.
2. Principal countries or regions by geographic area
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, France, Italy and other European countries
   (3) Asia: Various countries in the Southeast Asia, East Asia, Southwest Asia and Middle East regions
   (4) Others: Various countries in Oceania, Central and South America and Africa
3. Overseas revenues consist mainly of the revenue from the oceangoing shipping business.

6. Accounting for Leases

1. Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees

(1) As lessees

1) Acquisition cost, accumulated depreciation and net balance at the end of the year of leased assets as of March 31, 2004 and 2003, which included the portion of interest thereon, would have been shown in the balance sheets as follows, if the leased assets had been capitalized.

(Millions of yen)

	Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)			Fiscal year ended March 31, 2003 (From April 1, 2002, to March 31, 2003)		
	Acquisition cost	Accumulated depreciation	Net balance at the end of the year	Acquisition cost	Accumulated depreciation	Net balance at the end of the year
Vessels	14,430	6,439	7,991	17,654	6,342	11,312
Equipment and fixtures	35,300	12,590	22,709	29,837	12,057	17,780
Other tangible fixed assets	2,543	1,157	1,386	3,749	2,154	1,595
Total	52,274	20,187	32,086	51,242	20,553	30,688

2) Future lease rental payments as of March 31, 2004 and 2003, which included the portion of interest thereon, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Within one year	5,185	5,225
More than one year	27,933	27,703
Total	33,119	32,929

3) Lease rental expenses, depreciation and interest expenses for the year ended March 31, 2004 and 2003 are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Lease rental expenses for the year	6,587	6,931
Depreciation	5,602	5,610
Interest expenses	667	1,124

4) Computation method of depreciation

Depreciation is computed by the straight-line method, assuming the lease period as the useful life and that the leased assets have no residual value.

5) Computation method of interest expenses

The difference between the total lease rental expenses and the acquisition cost is assumed to be interest, and the distribution of interest expense to each accounting period is computed by the interest method.

(2) As lessors

1) Acquisition cost, accumulated depreciation and net balance at the end of the year of leased assets as of March 31, 2004 and 2003, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)			Fiscal year ended March 31, 2003 (From April 1, 2002, to March 31, 2003)		
	Acquisition cost	Accumulated depreciation	Net balance at the end of the year	Acquisition cost	Accumulated depreciation	Net balance at the end of the year
Equipment and fixtures	264	241	22	260	229	31
Other tangible fixed assets	79	40	39	62	21	40
Total	344	281	62	322	250	71

2) Future lease rental income as of March 31, 2004 and 2003, which included the portion of interest thereon, is as follows:

(Millions of yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Within one year	51	51
More than one year	151	228
Total	202	280

The future lease rental income at the end of the year is calculated by including the interest thereon because the ratio of the total of future lease rental income and estimated residual value to outstanding operating receivables at the end of the year was low.

3) Current lease rental income and depreciation for the year ended March 31, 2004 and 2003, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Lease rental income for the year	54	51
Depreciation	12	15

2. Operating leases

(1) As lessees

Future lease rental payments as of March 31, 2004 and 2003, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Within one year	31,138	21,919
More than one year	191,307	139,842
Total	222,446	161,761

(2) As lessors

Future lease rental income as of March 31, 2004 and 2003, is as follows:

(Millions of yen)

	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Within one year	271	200
More than one year	1,267	589
Total	1,538	790

7. Marketable Securities and Investment Securities

Fiscal year ended March 31, 2004

1. Marketable securities and investment securities held to maturity with market value as of March 31, 2004, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
(Securities for which the market value exceeds the book value)			
Government bonds, municipal bonds, etc.	593	616	22
Corporate bonds	619	626	6
Others	81	81	—
Subtotal	1,295	1,324	29
(Securities for which the market value is equal to or less than the book value)			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	—	—	—
Others	—	—	—
Subtotal	—	—	—
Total	1,295	1,324	29

2. Marketable securities and investment securities classified as other securities with market value as of March 31, 2004, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
(Securities for which the book value exceeds the acquisition costs)			
Corporate shares	122,580	193,718	71,138
Bonds and debentures:			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	890	920	30
Other bonds and debentures	—	—	—
Other	21	27	6
Subtotal	123,492	194,667	71,175
(Securities for which the book value is equal to or less than the acquisition costs)			
Corporate shares	5,640	4,643	(996)
Bonds and debentures:			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	249	249	—
Other bonds and debentures	21	19	(1)
Other	21	—	—
Subtotal	5,910	4,912	(998)
Total	129,403	199,579	70,176

3. Marketable securities and investment securities classified as other securities sold in the fiscal year under review (From April 1, 2003, to March 31, 2004)

(Millions of yen)

Proceeds from sales	Gross realized gains	Gross realized losses
2,353	683	5

4. Major securities with no available fair value as of March 31, 2004, and their book values on the consolidated balance sheets

Other securities:

Unlisted stocks	¥14,080 million
MMF and Chinese Funds, etc	¥2,296 million

5. Future repayment schedule of other securities with maturities and those held to maturity is as follows:

(Millions of yen)

	Within one year	Over one year and within five years	Over five years and within ten years	Over ten years
Bonds and debentures:				
Government bonds, municipal bonds, etc.	54	459	79	—
Corporate bonds	593	200	846	149
Other bonds and debentures	—	—	—	—
Other	81	—	—	—
Total	729	659	926	149

Fiscal year ended March 31, 2003

1. Marketable securities and investment securities held to maturity with market value as of March 31, 2003, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
(Securities for which the market value exceeds the book value)			
Government bonds, municipal bonds, etc.	549	585	35
Corporate bonds	819	849	29
Others	—	—	—
Subtotal	1,369	1,435	65
(Securities for which the market value is equal to or less than the book value)			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	41	41	(0)
Others	—	—	—
Subtotal	41	41	(0)
Total	1,411	1,476	65

2. Marketable securities and investment securities classified as other securities with market value as of March 31, 2003, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
(Securities for which the book value exceeds the acquisition costs)			
Corporate shares	39,945	54,891	14,945
Bonds and debentures:			
Government bonds, municipal bonds, etc.	57	58	1
Corporate bonds	6,066	6,079	12
Other bonds and debentures	—	—	—
Other	21	22	0
Subtotal	46,091	61,051	14,960
(Securities for which the book value is equal to or less than the acquisition costs)			
Corporate shares	89,087	67,316	(21,770)
Bonds and debentures:			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	6,848	6,745	(102)
Other bonds and debentures	—	—	—
Other	427	416	(10)
Subtotal	96,363	74,479	(21,884)
Total	142,455	135,531	(6,923)

3. Marketable securities and investment securities classified as other securities sold in the previous fiscal year (From April 1, 2002, to March 31, 2003)

(Millions of yen)

Proceeds from sales	Gross realized gains	Gross realized losses
4,319	1,674	283

4. Major securities with no available fair value as of March 31, 2003, and their book values on the consolidated balance sheets

Other securities:

Unlisted stocks	¥11,900 million
MMF and Chinese Funds, etc.	¥3,637million

5. Future repayment schedule of other securities with maturities and those held to maturity is as follows:

(Millions of yen)

	Within one year	Over one year and within five years	Over five years and within ten years	Over ten years
Bonds and debentures:				
Government bonds, municipal bonds, etc.	68	359	179	-
Corporate bonds	6,955	415	1,136	5,178
Other bonds and debentures	-	-	-	-
Other	-	-	2	-
Total	7,024	775	1,318	5,178

8. Derivative Transactions

(1) Currency-related

(Millions of yen)

Category	Type of transactions	Fiscal year ended March 31, 2004 (As of March 31, 2004)				Fiscal year ended March 31, 2003 (As of March 31, 2003)			
		Contracts outstanding		Market value	Unrealized gain (loss)	Contracts outstanding		Market value	Unrealized gain (loss)
			Over one year				Over one year		
Non-market transactions	Forward foreign currency exchange contracts:								
	Sell Euro, buy Japanese yen	172	-	178	(6)	895	-	902	(7)
	Sell Singapore dollar, buy Japanese yen	-	-	-	-	-14	-	14	0
	Buy H.K. dollar, sell Japanese yen	361	-	344	(16)	-	-	-	-
	Buy Euro, sell Japanese yen	162	-	156	(6)	-	-	-	-
	Buy Thai Baht, sell Japanese yen	161	-	152	(8)	-	-	-	-
	Buy U.S. dollar, sell Japanese yen	132	-	129	(2)	0	-	0	(0)
	Others	314	-	308	(13)	290	-	287	(3)
	Currency swaps: Receive Japanese yen, pay U.S. dollar	150	150	20	20	189	189	1	1
	Total				(32)				(8)

(2) Interest rate-related

(Millions of yen)

Category	Type of transactions	Fiscal year ended March 31, 2004 (As of March 31, 2004)				Fiscal year ended March 31, 2003 (As of March 31, 2003)			
		Contracts outstanding		Market value	Unrealized gain (loss)	Contracts outstanding		Market value	Unrealized gain (loss)
			Over one year				Over one year		
Non-market transactions	Interest rate swaps:								
	Receive fixed, pay floating	19,204	15,664	1,538	1,538	19,225	19,225	2,053	2,053
	Receive floating, pay fixed	15,783	12,243	(1,552)	(1,552)	20,027	20,027	(2,097)	(2,097)
	Total				(13)				(44)

Notes:

1. The contract amounts of interest rate swap contracts and currency swap contracts in the table above are the basis for calculating exchange amounts of interest and are not the actual exchange amounts. For this reason, these amounts are not indicators of actual market risk and credit risk exposure of the Company and its consolidated subsidiaries.
   The Company and its consolidated subsidiaries make these swap contracts to avert the risks of fluctuations in interest rates and foreign currency rates for funds necessary to conduct their operations, and they do not engage in the trading of derivative financial instruments.
2. The exchange rate prevailing at the end of the fiscal year for translation of forward foreign exchange transactions is the forward foreign exchange rate.
3. Items for which hedge accounting is applied are excluded from the above table disclosure.

9. Employees' Retirement Benefit

1. Outline of Employees' retirement benefit plans

The Company and its domestic consolidated subsidiaries have the following defined benefit plans: the Tax Qualified Pension Plan and the Japanese Government's Employees' Pension Fund.

In addition, certain overseas consolidated subsidiaries have established defined contribution plans or defined benefit plans, and the Company has set up an employee retirement benefit trust.

2. Assumptions in calculation of retirement benefit obligation, etc.

1) Method of attributing the projected benefits to period of service	Straight-line basis
2) Discount rate	Mainly 2.0%
3) Expected rate of return on plan assets	Mainly 2.0% - 3.0%
4) Amortization period of unrecognized prior service cost	Mainly 8 years (Prior service cost is amortized on a straight line basis over a term that does not exceed the average remaining service period of employees)
5) Amortization period of unrecognized actuarial differences	Mainly 8 years (Unrecognized net actuarial differences are amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees)
6) Amortization period of net retirement benefit obligation at transition	Fully amortized in the first year during which the Standards for Accounting for Retirement Benefits were applied.

10. Supplements

* Rounded down to the nearest 0.1 billion yen.

1. Transition of consolidated operating performance

(billions of yen)

	Fiscal year ended March 31, 2000	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004
Revenues	1,102.4	1,133.9	1,142.9	1,249.2	1,398.3
Operating income	70.8	87.6	65.5	69.1	91.9
Income before extraordinary items	39.1	71.2	50.1	50.3	74.6
Net income	15.7	35.5	17.5	14.2	34.8

2. Transition of consolidated quarterly results

Fiscal year ended March 31, 2004

	April 1, 2003, to June 30, 2003	July 1, 2003, to September 30, 2003	October 1, 2003, to December 31, 2003	January 1, 2004, to March 31, 2004
Revenues	billions of yen 326.5	billions of yen 353.4	billions of yen 352.2	billions of yen 366.0
Operating income	19.6	24.8	25.0	22.4
Income before extraordinary items	17.0	20.3	19.5	17.7
Net income	8.7	12.5	13.1	0.3
Net income per share (Basic)	yen 7.18	yen 10.25	yen 10.78	yen 0.06
Net income per share (Diluted)	-	-	-	-
Total assets	billions of yen 1,288.9	billions of yen 1,351.7	billions of yen 1,371.5	billions of yen 1,376.6
Shareholders's equity	298.8	333.5	337.3	358.0
Shareholder's equity per share	yen 244.60	yen 272.97	yen 276.18	yen 292.88

Fiscal year ended March 31, 2003(Reference)

	April 1, 2002, to June 30, 2002	July 1, 2002, to September 30, 2002	October 1, 2002, to December 31, 2002	January 1, 2003, to March 31, 2003
Revenues	billions of yen -	billions of yen -	billions of yen 318.9	billions of yen 315.6
Operating income	-	-	16.4	11.4
Income before extraordinary items	-	-	13.3	6.4
Net income	-	-	2.5	4.0
Net income per share (Basic)	yen -	yen -	yen 2.04	yen 3.09
Net income per share (Diluted)	-	-	-	-
Total assets	billions of yen -	billions of yen -	billions of yen 1,313.7	billions of yen 1,287.1
Shareholders's equity	-	-	291.6	288.3
Shareholder's equity per share	yen -	yen -	yen 238.73	yen 235.81

(Notes)

1. Above results of each three months period (Revenues・Operating income・Income before extra-ordinary items・Net income) are calculated by subtracting relevant results of three months from April to June, six months from April to September (Interim period), nine months from April to December, and twelve months (full fiscal year).
2. "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

3. Change of ships in possession of the consolidated group

(Vessels which are owned, or shared by NYK and its consolidated subsidiaries are as follows.)

Type of vessel		as of March 31, 2003		Decrease		Increase		as of March 31, 2004	
		Number	K/T(dwt)	Number	K/T(dwt)	Number	K/T(dwt)	Number	K/T(dwt)
Container ships	(owned)	26	1,178,924	3	194,298	3	65,119	26	1,049,745
(including semi-container ship)	(shared)	1	21,813					1	21,813
Bulk carries (Capesize)	(owned)	22	3,292,081			4	562,960	26	3,855,041
	(shared)	5	389,990			1	46,453	6	436,443
Bulk carriers (Panamax & Handy size)	(owned)	23	949,081	3	121,935	11	501,703	31	1,328,849
Wood Chip carriers	(owned)	11	483,233			1	49,892	12	533,125
Car carriers	(owned)	24	400,134			1	11,342	25	411,476
	(shared)	4	27,111					4	27,111
Reefer carriers	(owned)	12	118,766					12	118,766
Tankers	(owned)	17	3,236,598	3	546,329	3	419,402	17	3,109,671
	(shared)	16	1,414,923	1	48,151	1	7,500	16	1,374,272
LNG carriers	(shared)	22	593,961					22	593,961
Cruise ships	(owned)	3	14,797					3	14,797
Others	(owned)	7	55,234	1	6,205	5	34,772	11	83,801
	(shared)	4	7,897					4	7,897
Total	(owned)	145	9,728,848	10	868,767	28	1,645,190	163	10,505,271
	(shared)	52	2,455,695	1	48,151	2	53,953	53	2,461,497

*Weight tonnage of shared vessels denotes the holding of the company group.

4. Ships under construction of the consolidated group

(Ships under construction of NYK and its consolidated subsidiaries are as follows.)

Type of vessels	Number	K/T(dwt)
Container ships (including semi-container ship)	4	403,600
Bulk carries (Capesize)	17	2,716,650
Bulk carriers (Panamax & Handy size)	4	192,950
Wood Chip carriers	3	153,300
Car carriers	12	290,450
Tankers	10	1,521,730
Others	2	96,700
Total	52	5,375,380

5. Vessels in service (Consolidated) as of March 31, 2004 and 2003.

Type of vessel	As of March 31, 2004		As of March 31, 2003		Change	
	Number	K/T (dwt)	Number	K/T (dwt)	Number	K/T (dwt)
Container ships (including semi-container ship)	131	4,043,127	117	3,627,493	14	415,634
Bulk carriers (Capesize)	71	10,077,316	72	9,688,711	(1)	388,605
Bulik carriers (Panamax & Handy size)	145	6,413,977	128	5,548,859	17	865,118
Wood Chip carriers	44	2,039,451	43	1,946,046	1	93,405
Car carriers	93	1,421,352	93	1,356,366	0	64,986
Reefer carriers	27	252,718	24	228,643	3	24,075
Tankers	56	9,160,326	50	8,830,250	6	330,076
LNG carriers	22	1,519,221	22	1,519,203	0	18
Cruise ships	4	22,957	3	14,797	1	8,160
Others	23	166,072	35	495,990	(12)	(329,918)
Total	616	35,116,517	587	33,256,358	29	1,860,159

6. Employees of the consolidated group and the Company (Consolidated) as of March 31, 2004 and 2003

(unit: person)

	As of March 31, 2004	As of March 31, 2003	Change
Shipping	3,355	3,120	235
Logistics	10,244	8,517	1,727
Cruise	452	424	28
Terminal and harbour transport	3,816	3,204	612
Shipping-related Services	984	935	49
Real estate	68	137	(69)
Others	1,479	1,446	33
Company-wide (common)	262	233	29
Total	20,660	18,016	2,644

7. Containers in operation (Consolidated) as pf March 31, 2004 and 2003

As of March 31, 2004	As of March 31, 2003	Change
447,586 TEU	378,852 TEU	68,734 TEU (18.14%)

8. Exchange rate (Consolidated)

	April 1, 2003 to March 31, 2004	April 1, 2002 to March 31, 2003	Change
Average	¥ 113.97 to the dollar	¥ 122.29 to the dollar	Yen up ¥8.32
End of period	¥ 105.69 to the dollar	¥ 120.20 to the dollar	Yen up ¥14.51

	January 1, 2003 to December 31, 2003	January 1, 2002 to December 31, 2002	Change
End of period (US dollar)	¥ 107.13 to the dollar	¥ 119.90 to the dollar	Yen up ¥12.77

9. Bunker price (Consolidated)

	As of March 31, 2004	As of March 31, 2003	Change
Consumed bunker price	$174.37 per ton	$163.78 per ton	Increase $10.59 per ton

10. Interest bearing debt (Consolidated)

(billions of yen)

	As of March 31, 2004	As of March 31, 2003	Change
Debt	532.4	548.3	(15.9)
Bonds	121.9	143.0	(21.0)
Total	654.4	691.3	(36.9)

11. Breakdown of income and expense of Shipping business (Non-consolidated)

(billions of yen)

	April 1, 2003 to March 31, 2004	Percentage	April 1, 2002 to March 31, 2003	Percentage	Change	Percentage change
Freight	570.6	77.1%	536.4	76.4%	34.2	6.4%
Time charter out charterage	136.1	18.4%	134.6	19.2%	1.4	1.1%
Others	33.0	4.5%	30.7	4.4%	2.3	7.5%
Total Shipping income	739.8	100.0%	701.8	100.0%	38.0	5.4%
Operating cost	301.1	47.4%	291.2	47.1%	9.8	3.4%
Shipping cost	22.9	3.6%	24.3	3.9%	(1.3)	(5.4%)
Time charge in charterage	262.4	41.4%	255.6	41.3%	6.7	2.7%
Others	48.0	7.6%	47.5	7.7%	0.5	1.1%
Total Shipping expense	634.6	100.0%	618.7	100.0%	15.8	2.6%

Year ended March 31, 2004 May 17, 2004

FISCAL 2003 FINANCIAL HIGHLIGHTS (NON-CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha (NYK Line)
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Office, Finance Group +81-3-3284-5986
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058
Date of the Board of Directors meeting on settlement of accounts: May 17, 2004
Interim dividend system: Applied
Date of ordinary general meeting of shareholders: June 29, 2004
Unit (*tangen*) stock system: Adopted (unit (*tangen*) stock of shares: 1,000 shares)

1. Financial Results for Fiscal 2003 Ended March 2004 (From April 1, 2003, to March 31, 2004)

(1) Non-consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal year ended March 31, 2004	749,174	5.3	67,963	37.8	60,132	37.4
Fiscal year ended March 31, 2003	711,473	(5.0)	49,325	6.4	43,749	1.6

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Fiscal year ended March 31, 2004	27,590	118.7	22.52	-
Fiscal year ended March 31, 2003	12,614	(4.6)	10.22	-

	Return on equity	Rate of income before extraordinary items to total capital	Rate of income before extraordinary items to revenues
	%	%	%
Fiscal year ended March 31, 2004	9.7	7.3	8.0
Fiscal year ended March 31, 2003	4.7	5.5	6.1

Notes:
1) Average number of shares outstanding during the year:
Fiscal year ended March 31, 2004: 1,221,797,906 shares
Fiscal year ended March 31, 2003: 1,225,783,850 shares
2) Change in accounting method: Yes
3) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the preceding fiscal year.
4) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of the year.

(2) Dividends

	Annual dividends per share	Interim	Year-end	Total amount of dividends (annually)	Payout ratio	Ratio of dividends to shareholders' equity
	Yen	Yen	Yen	Millions of yen	%	%
Fiscal year ended March 31, 2004	10.00	5.00	5.00	12,217	44.4	3.9
Fiscal year ended March 31, 2003	7.50	3.75	3.75	9,192	73.4	3.6

Note: Breakdown of the year-end dividend for the fiscal year ended March 31, 2004:
Commemorative dividend; ¥0.00 Special dividend; ¥0.00

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal year ended March 31, 2004	853,032	317,083	37.2	259.49
Fiscal year ended March 31, 2003	794,490	253,394	31.9	207.30

Notes:
1) Number of issued and outstanding shares at end of the fiscal year
Fiscal year ended March 31, 2004: 1,221,619,502 shares
Fiscal year ended March 31, 2003: 1,221,946,112 shares
2) Number of shares of treasury stock at end of the fiscal year
Fiscal year ended March 31, 2004: 8,568,571 shares
Fiscal year ended March 31, 2003: 8,241,961 shares

2. Non-consolidated Forecast of Financial Results for Fiscal 2004 Ending March 2005 (From April 1, 2004, to March 31, 2005)

	Revenues	Operating income	Income before extraordinary items	Net income	Annual dividend per share		
					Interim	Year-end	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim term	380,000	34,000	33,000	16,000	5.00	—	—
Full year	750,000	77,000	72,000	39,000	—	5.00	10.00

(Reference)
Projected net income per share (full-year): ¥31.92
Performance forecast assumptions:
Exchange rate; ¥105/US$ (April 2004 - September 2004 and April 2004-March 2005)
Bunker oil price; US$170/MT (April 2004 - September 2004 and April 2004-March 2005)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.
Refer to Pages 08-13 of the Attachments for the assumptions and related information on forecasts.

11. Non-Consolidated Financial Statements

1. Non-Consolidated Balance Sheets

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2004 (As of March 31, 2004)		Fiscal year ended March 31, 2003 (As of March 31, 2003)		Increase or decrease
	Amount	Composition ratio	Amount	Compositio n ratio	
ASSETS					
Current assets					
Cash and time deposits	11,021		28,469		(17,448)
Accounts receivable—trade	52,061		50,921		1,139
Short-term loans receivable	56,400		46,569		9,831
Advance money	2,039		1,160		878
Supplies	9,181		10,508		(1,327)
Deferred and prepaid expenses	31,593		29,440		2,153
Receivables from agencies	6,099		6,588		(488)
Deferred tax assets	5,503		3,970		1,533
Other current assets	14,766		8,384		6,381
Allowance for doubtful accounts	(16,597)		(12,648)		(3,949)
Total current assets	172,070	20.2	173,365	21.8	(1,295)
Fixed assets					
(Vessels, property and equipment, net of accumulated depreciation)					
Vessels	117,309		135,284		(17,975)
Buildings	25,810		30,138		(4,328)
Equipment and fixtures	1,619		1,228		391
Land	39,647		40,965		(1,317)
Construction in progress	3,136		1,165		1,971
Others	2,043		2,107		(64)
Total vessels, property and equipment, net of accumulated depreciation	189,566	22.2	210,890	26.6	(21,323)
(Intangible assets)					
Leasehold	513		1,098		(584)
Software	9,656		7,916		1,739
Others	722		786		(64)
Total intangible assets	10,892	1.3	9,802	1.2	1,090
(Investments and other assets)					
Investment securities	205,087		133,795		71,291
Investment in stocks of associated companies	152,406		134,115		18,290
Investment in capital of associated companies	1,320		841		478
Long-term loans receivable	103,506		95,026		8,480
Deferred tax assets	-		12,693		(12,693)
Others	25,873		32,008		(6,134)
Allowance for doubtful accounts	(7,824)		(8,315)		491
Total investments and other assets	480,369	56.3	400,164	50.4	80,204
Total fixed assets	680,828	79.8	620,856	78.2	59,971
Deferred charges					
Bond issue cost	134		268		(134)
Total deferred charges	134	0.0	268	0.0	(134)
Total assets	853,032	100.0	794,490	100.0	58,541

(Millions of yen)

Account title	Fiscal year ended March 31, 2004 (As of March 31, 2004)		Fiscal year ended March 31, 2003 (As of March 31, 2003)		Increase or decrease
	Amount	Composition ratio	Amount	Compositio n ratio	
LIABILITIES					
Current liabilities					
Accounts payable—trade	47,944		46,313		1,631
Short-term redemption money for bonds	20,000		21,000		(1,000)
Short-term bank loans	40,178		49,772		(9,593)
Accounts payable—other	2,074		2,393		(319)
Income taxes payable	17,318		7,630		9,687
Advance received	19,264		20,540		(1,276)
Deposits received	29,163		20,595		8,567
Payables to agencies	1,197		1,561		(364)
Employees' bonuses accrued	2,671		2,434		237
Other current liabilities	10,373		3,727		6,645
Total current liabilities	190,186	22.3	175,969	22.1	14,216
Long-term liabilities					
Bonds	100,800		120,800		(20,000)
Long-term debt	207,802		221,942		(14,140)
Deferred tax liabilities	11,810		-		11,810
Reserve for employees' retirement benefits	1,362		391		971
Reserve for directors' retirement benefits	775		1,364		(589)
Reserve for periodic dry-docking of vessels	3,930		4,662		(732)
Reserve for EXPO 2005, AICHI, JAPAN	15		-		15
Other long-term liabilities	19,265		15,965		3,299
Total long-term liabilities	345,762	40.5	365,126	46.0	(19,364)
Total liabilities	535,948	62.8	541,096	68.1	(5,147)
SHAREHOLDERS' EQUITY					
Common stock	88,531	10.4	88,531	11.1	-
Additional paid-in capital					
Capital reserve	93,198	10.9	93,198	11.7	-
Retained earnings	96,797	11.3	79,988	10.1	16,808
Legal reserve	13,146		13,146		-
Voluntary reserves					
Reserve for dividends	50		50		-
Reserve for special depreciation	6,892		8,888		(1,995)
Investment loss reserve	4		5		(0)
Reserve for advanced depreciation of fixed assets	4,043		2,745		1,297
Reserve for special account of advanced depreciation of fixed assets	-		1,385		(1,385)
General reserve	28,324		28,324		—
Unappropriated retained earnings	44,335		25,443		18,892
Net unrealized holding gains on other securities	41,639	4.9	(5,388)	(0.7)	47,027
Treasury stock	(3,081)	(0.4)	(2,934)	(0.3)	(147)
Total shareholders' equity	317,083	37.2	253,394	31.9	63,689
Total liabilities and shareholders' equity	853,032	100.0	794,490	100.0	58,541

(2) Non-Consolidated Statements of Income

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2004 [From April 1, 2003 to March 31, 2004]		Fiscal year ended March 31, 2003 [From April 1, 2002 to March 31, 2003]		Increase or decrease	Year-over-year rate of change (%)
	Amount	Percentage	Amount	Percentage		
Revenues						
Revenue from shipping business	739,857		701,831		38,025	
Revenue from other businesses	9,317		9,641		(324)	
Total revenues	749,174	100.0	711,473	100.0	37,701	5.3
Operating costs and expenses						
Costs and expenses for shipping business	634,624		618,730		15,893	
Costs and expenses for other businesses	7,314		6,945		369	
General and administrative expenses	39,272		36,472		2,800	
Total operating costs and expenses	681,211	90.9	662,147	93.1	19,063	2.9
Operating income	67,963	9.1	49,325	6.9	18,637	37.8
Other income						
Interest and dividend income	6,687		10,032		(3,344)	
Others	1,070		1,326		(255)	
Total other income	7,757	1.0	11,358	1.6	(3,600)	(31.7)
Other expenses						
Interest expenses	9,285		10,895		(1,610)	
Others	6,303		6,038		264	
Total other expenses	15,588	2.1	16,934	2.4	(1,345)	(7.9)
Income before extraordinary items	60,132	8.0	43,749	6.1	16,383	37.4
Extraordinary gains						
Gain on sale of vessels, property and equipment	1,613		505		1,107	
Gain on sale of investment securities	496		1,207		(711)	
Other extraordinary gains	1,637		3,514		(1,876)	
Total extraordinary gains	3,746	0.5	5,226	0.7	(1,480)	(28.3)
Extraordinary losses						
Loss on disposal of vessels, property and equipment	722		563		159	
Loss on liquidation of associated companies	900		2,531		(1,631)	
Loss on devaluation of investment stocks	50		6,608		(6,558)	
Loss on devaluation in stocks of associated companies	1,870		1,856		13	
Provision for allowance for doubtful accounts	10,294		9,124		1,170	
Cancellation money of charter contracts	2,499		2,853		(354)	
Other extraordinary losses	779		3,109		(2,330)	
Total extraordinary losses	17,116	2.3	26,647	3.7	(9,531)	(35.8)
Income before income taxes	46,762	6.2	22,328	3.1	24,433	109.4
Income taxes—current	23,601	3.1	8,997	1.2	14,604	162.3
Income taxes—deferred	(4,429)	(0.6)	716	0.1	(5,146)	-
Net income	27,590	3.7	12,614	1.8	14,976	118.7
Surplus brought forward	22,854	3.0	17,441	2.4	5,413	31.0
Loss from retirement of treasury stocks	-	-	2	0.0	(2)	-
Interim dividend	6,109	0.8	4,609	0.6	1,499	32.5
Unappropriated retained earnings	44,335	5.9	25,443	3.6	18,892	74.3

3. Significant Accounting Policies

Significant accounting principles and procedures adopted in preparing the Company's Non-Consolidated Balance Sheets and Statements of Income were as follows:

1. Valuation basis and method for marketable securities
Stocks of subsidiaries and affiliates are stated at cost being determined by the moving average cost method.

Other securities with market quotes are stated at the average of market value for the last month of the fiscal year. (All appraisal differentials are capitalized and costs of sales are computed by the moving average method.)
Other securities without market quotes are stated at cost, with cost being determined by the moving average method.

2. Derivatives are valued at market quotation.

3. Valuation basis and method for inventories
Bunker oil is stated at the lower of cost or market quotation, with cost determined by the moving average method.
Vessel supplies and other inventories are stated at cost being determined by the first-in, first-out method.

4. Depreciation method of fixed assets
Tangible fixed assets:
Vessels and buildings are depreciated by the straight-line method based on the Japanese Corporation Tax Law.
Other tangible fixed assets are depreciated by the declining-balance method based on the Japanese Corporation Tax Law.

Intangible assets:
Computer software is amortized by the straight-line method based on the length of period it can be used internally (five years).
Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

5. Amortization of deferred charges
The bond issue cost is equally amortized for each fiscal year over three years based on the provisions of the Enforcement Regulations of the Commercial Code.

6. Accounting standards for reserves
Allowance for doubtful accounts:
To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company sets aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

Employees' bonuses accrued:
The employees' bonuses accrued are provided for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits:
To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's retirement benefit obligation and the estimated fair value of pension assets at the end of the fiscal year.
Unrecognized net actuarial differences are amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plan (8 years).

Reserve for directors' retirement benefits:
To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with its internal rules, the Company sets aside such a reserve calculated as the estimated amount which would be payable

if all directors and corporate auditors were to retire at the balance sheet date.

Reserve for periodic dry-docking of vessels:
The reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

Reserve for EXPO 2005, AICHI, JAPAN:
To provide the expenditures for participation in EXPO 2005, AICHI, JAPAN, an amount at the provision limit under the Special Taxation Measures Law is set aside in the reserve.

7. Revenue and expense recognition
Revenues and expenses are recognized by two different methods depending on types of cargo transportation.
(1) Transportation by container ships:
Revenues and expenses arising from ocean transportation of containers are recognized proportionately as shipments move.
(2) Transportation by vessels other than container ships:
Revenues and expenses from transportation by vessels other than container ships, as well as vessel expenses and chartering fees and the corresponding vessel rental fees, are recognized upon completion of unloading cargoes at the final destination port.

8. Accounting for leases
Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

9. Method of accounting for hedge transactions
For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company evaluates the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

10. Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

[Notes to Financial Statements]

1. Accumulated depreciation	¥294,061 million
2. Advanced depreciation of tangible fixed assets	¥446 million
3. Guarantees of loans	¥536,251 million
Joint and several obligations borne by other debtors	¥59,260 million

4. Proposal for Appropriation of Unappropriated Retained Earnings

(Millions of yen)

	Fiscal year ended March 31, 2004 [From April 1, 2003 to March 31, 2004	Fiscal year ended March 31, 2003 [From April 1, 2002 to March 31, 2003	Increase or decrease
Unappropriated retained earnings	44,335	25,443	18,892
Reversal of voluntary reserves			
Reversal of reserve for special depreciation	2,207	2,169	37
Reversal of investment loss reserve	1	1	0
Reversal of reserve for advanced depreciation of fixed assets	1,559	154	1,404
Reversal of reserve for special account of advanced depreciation of fixed assets	-	1,385	(1,385)
Total	48,103	29,154	18,949
To be appropriated as follows:			
Cash dividends	6,108 (¥5 per share)	4,582 (¥3.75 per share)	1,525
Directors' bonuses	80	90	(10)
Reserve for special depreciation	-	174	(174)
Investment loss reserve	-	0	(0)
Reserve for advanced depreciation of fixed assets	579	1,452	(873)
General reserve	20,000	-	20,000
Total	26,767	6,299	20,467
Retained Earnings carried forward to the next year	21,336	22,854	(1,518)

Note: The Company distributed interim dividends in the amount of ¥6,109,037,815 (¥5 per share) on December 8 2003.

5. Marketable Securities (Stocks of subsidiaries and affiliates with market value)

(Millions of yen)

Category	Fiscal year ended March 31, 2004 (As of March 31, 2004)			Fiscal year ended March 31, 2003 (As of March 31, 2003)		
	Book value	Market value	Unrealized gain	Book value	Market value	Unrealized gain
Stocks of subsidiaries	2,309	33,158	30,849	2,309	14,547	12,238
Stocks of affiliates	4,116	18,876	14,759	4,116	5,098	981
Total	6,425	52,035	45,609	6,425	19,645	13,220

12. Director and Auditor Changes (effective June 29, 2004)

Director Candidates

Minoru Sato (present director*)

Yasumi Kudo (present director*)

Koichi Inoue (present director*)

Hiroshi Sugiura (present director*)

*These directors are not regulated by the Commercial Code of Japan.

Retiring Directors

Yuji Hirano (will become a senior advisor)

Yoshihiro Uesu (will become a president of Monohakobi Technology Institute Co., Ltd.)

Shunichi Yano (will become an exective vice president of Yusen Air & Sea Service Co., Ltd.)

Directors as of April 1, 2004

Chairman	Takao Kusakari**		
President	Koji Miyahara**		
Executive Vice Presidents	Tadatoshi Mamiya**	Tadamasa Ishida **	
Senior Managing Directors	Yukio Ozawa**	Takao Manji**	Koji Usami**
Managing Directors	Michio Tamiya	Yasushi Yamawaki	Takahiro Ota**
	Koichi Aoki	Hiromitsu Kuramoto	
Director	Masahiro Aoyama		
Directors***	Minoru Sato	Hiroyuki Shimizu	Yasumi Kudo
	Yutaka Yasunaga	Koichi Inoue	Tsugio Yamada
	Susumu Kikuchi	Motoo Igawa	Hiroshi Sugiura
	Masamichi Morooka	Naoki Takahata	Makoto Igarashi
	Yoshiharu Murata	Masato Katayama	Masahiro Kato
	Hidenori Hono	Yuji Semba	Koichiro Shoji
	Shinji Kobayashi	Tetsufumi Otsuki	Takeshi Matsunaga
	Takatake Naraoka		

**Representative Directors

***These directors are not regulated by the Commercial code of Japan.

Notice of
General Meeting
June 7, 2004

DISCLAIMER

The information displayed on this Web site is solely to provide English translations of selected information in the Japanese original text of the Notice of Ordinary General Meeting of Shareholders for reference only.

The original Japanese text of the Notice of Ordinary General Meeting of Shareholders should be available to foreign shareholders at their respective sub-custodians in Japan.

June 7, 2004

To Our Shareholders

3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan
Nippon Yusen Kabushiki Kaisha
Koji Miyahara, President

Notice of the 117th Ordinary General Meeting of Shareholders

To the Shareholders of Nippon Yusen Kabushiki Kaisha:

You are cordially invited to the Ordinary General Meeting of Shareholders of Nippon Yusen Kabushiki Kaisha for the 117th Fiscal Year, to be held as follows.

Yours faithfully, Koji Miyahara, President

Even if you are unable to attend the meeting, you may exercise your voting rights in writing. Please study the accompanying reference materials, indicate your approval or disapproval of the propositions using the enclosed voting form and, after affixing your seal thereto, return it to the address on the envelope.

Notice

1. Date: 10:00 am, Tuesday June 29, 2004
2. Place: Yusen Building, 3-2, Marunouchi 2-chome, Chiyoda-ku
3. Matters forming the objects of the meeting:
   Matters to be reported: Reports on the balance sheet as of March 31, 2004, and the business report and statement of income for the 117th Fiscal Year (from April 1, 2003, through March 31, 2004)

Matters for resolution:

- Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 117th Fiscal Year
- Proposition No. 2: Partial amendment to the Articles of Incorporation
- Proposition No. 3: The election of twelve Directors
- Proposition No. 4: The presentation of retirement benefits to retiring Directors

Furthermore, reporting matters are same contents as enclosed the Report for the 117th Fiscal Year. A general description of these propositions is included in the attached "Reference Materials Concerning the Exercise of Voting Rights.

Shareholders attending the meeting are kindly asked to present the enclosed voting form at the reception desk.

Reference Materials Concerning the Exercise of Voting Rights

1. The total number of voting rights held by shareholders is 1,206,908.

2. Propositions and reference items

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 117th Fiscal Year

For the details of this resolution, please consult the accompanying Report for the 117th Fiscal Year.

Taking into consideration the Company's business volatility, the Company strives to enhance its financial base and continue to pay stable dividends. The Company proposes to distribute a year-end cash dividend of ¥5.00 per share in view of the Company's good performance for the 117th Fiscal Year. Since NYK paid an interim dividend of ¥5.00 per share in December 2003, this brings the total dividend for the fiscal year to ¥10.00 per share, an increase of ¥2.50 per share from the preceding fiscal year.

Proposed Appropriation of Retained Earnings

Remarks	Amount	
		¥
Unappropriated retained earnings		44,335,855,959
Reversal of voluntary reserve		
Reversal of special depreciation reserve	2,207,369,909	
Reversal of reserve against investment losses	1,152,125	
Reversal of reserve for advanced depreciation	1,559,372,680	3,767,894,714
Total		48,103,750,673
To be appropriated as follows:		
Cash dividends (¥5.00 per share)	6,108,097,510	
Directors' bonuses	80,000,000	
Reserve for advanced depreciation	579,195,912	
Contingent reserve	20,000,000,000	
Retained earnings to be carried forward	21,336,457,251	
Total		48,103,750,673

Note: Interim dividends amounting to ¥6,109,037,815 (¥5.00 per share) were paid on December 8, 2003.

Proposition No. 2: Partial amendment to the Articles of Incorporation

The Company proposes to amend its Articles of Incorporation as shown in the following comparative table:

1. Reasons for amendments

(1) Based on the amendments to the Articles of Incorporation pursuant to the enforcement of the "Law for the Partial Amendment of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Kabushiki-Kaisha" (Law No. 132, 2003), implemented on September 15, 2003, we may purchase treasury stock by a resolution of the Board of Directors based on a new provision prescribed. We would like to create Article 6 to permit swift and flexible capital policies in accordance with the Company's business and financial

conditions, and other situations.

(2) In case the number of Corporate Auditors is fewer than the law requires, we would like to create a new Article 30 to appoint alternates to fill such vacancies.

(3) Due to the creation of the new articles, we would like to renumber the articles as necessary and modify a portion of the supplementary provisions accordingly.

2. Substance of the amendments

The details of the proposed amendments are as follows:

(Underlined portions indicate the proposed changes.)

Before amendment	After amendment	Reason for amendment
Chapter II Shares (Newly established)	Chapter II Shares (Purchase of treasury stock) Article 6. The Company may purchase treasury stock by a resolution of the Board of Directors.	 Establishing a new provision for the Company to purchase treasury stock by a resolution of the Board of Directors based on an authorization in the Articles of Incorporation
Article 6–Article 28 (Omitting text)	Article 7–Article 29 (Same as at present)	Renumbering the articles
Chapter V Corporate Auditors and Board of Corporate Auditors (Newly established)	Chapter V Corporate Auditors and Board of Corporate Auditors (Election for alternating Corporate Auditors) Article 30. The Company may elect alternating Corporate Auditors at the Ordinary General Meeting of Shareholders to fill a vacancy when the number of Corporate Auditors is fewer than the law requires. 2. The term of alternating Corporate Auditors extends until the opening of the next Ordinary General Meeting of Shareholders.	 Establishing a new provision for electing alternating Corporate Auditors in advance.
Article 29–Article 38 (Omitting text) Supplementary Provisions	Article 31–Article 40 (Same as at present) Supplementary Provisions	Renumbering the articles
The provisions of paragraph 1 of Article 29 notwithstanding, the terms of office of Corporate Auditors holding office prior to the conclusion of the Ordinary General Meeting of Shareholders in June 2003 shall remain as before.	The provisions of paragraph 1 of Article 31 notwithstanding, the terms of office of Corporate Auditors holding office prior to the conclusion of the Ordinary General Meeting of Shareholders in June 2003 shall remain as before.	Amendment corresponding to the renumbered articles

Proposition No. 3: The election of twelve directors

The terms of office of ten Directors—Takao Kusakari, Koji Miyahara, Tadatoshi Mamiya, Tadamasa Ishida, Koji Usami, Michio Tamiya, Yasushi Yamawaki, Takahiro Ota, Yoshihiro Uesu and Shun-ichi Yano —expire at the end of this Ordinary General Meeting of Shareholders, whereas Director Yuji Hirano retires through resignation at the end of this meeting.

The Company therefore proposes the following twelve candidates for election as Directors:

	Name (Date of birth)	Brief personal history		Number of NYK shares held
1	Takao Kusakari (March 13, 1940)	April 1964 June 1994 June 1995 June 1997 June 1999 August 1999 April 2002 April 2004 Status as representative of other companies	Joined NYK Director, General Manager of No. 1 Car Carrier Group and Project Planning/Coordination Group of Bulkshipping Divisions Director Managing Director Senior Managing Director President President, Executive Officer Chairman, Executive Officer (currently) President, ARUN LNG TRANSPORT, INC.	27,000 shares
2	Koji Miyahara (December 3, 1945)	April 1970 April 2000 June 2000 April 2002 June 2002 June 2003 April 2004	Joined NYK Senior Staff of Container Trade Management Group Director Director, Executive Officer Managing Director, Executive Officer Senior Managing Director, Executive Officer President, Executive Officer (currently)	17,784 shares
3	Tadatoshi Mamiya (July 25, 1942)	April 1966 June 1998 February 1999 June 1999 June 2000 April 2002 June 2002 June 2003	Joined NYK Director, Senior Staff of Container Trade Management Group and Tramp Co-ordination Group Chairman, NYK LINE (EUROPE) LTD. Managing Director, NYK BULKSHIP (EUROPE) LTD. Director, Senior Staff of Container Trade Management Group and Tramp Co-ordination Group Chairman, NYK LINE (EUROPE) LTD. Chairman, NYK BULKSHIP (EUROPE) LTD. Director Managing Director Managing Director, Executive Officer Senior Managing Director, Executive Officer Executive Vice President, Executive Officer (currently)	20,293shares
4	Tadamasa Ishida (February 11,1945)	April 1968 June 2000 June 2001 April 2002 June 2002 April 2004	Joined NYK Director, Senior Staff of Container Trade Management Group Chairman, NYK UK HOLDING LTD. Chairman, NYK LINE (EUROPE) LTD. Managing Director, Chairman, NYK UK HOLDING LTD. Chairman, NYK LINE (EUROPE) LTD. Managing Director, Executive Officer, Chairman, NYK UK HOLDING LTD. Chairman, NYK LINE (EUROPE) LTD. Senior Managing Director, Executive Officer Executive Vice President, Executive Officer (currently)	29,253 shares

5	Koji Usami (April 27, 1945)	April 1968 June 2000 April 2002 June 2002 April 2004 Status as representative of other companies	Joined NYK Director, General Manager of Human Resources Group Director, Executive Officer Managing Director, Executive Officer Senior Managing Director, Executive Officer (currently) President, NYK CHILDCARE CORP.	16,000 shares
6	Michio Tamiya (June 25, 1946)	April 1969 June 2000 November 2000 April 2002 June 2002 Status as representative of other companies	Joined NYK Director, General Manager of No. 1 Car Carrier Group Director Director, Executive Officer Managing Director, Executive Officer Managing Director, BULK & ENERGY B.V. Managing Director, NYK LNG TRNSPORT UK1 LTD.	16,000 shares
7	Yasushi Yamawaki (January 23,1948)	April 1970 April 2000 June 2000 April 2002 June 2002 Status as representative of other companies	Joined NYK Senior Staff of Gas Carrier Group Director Director, Executive Officer Managing Director, Executive Officer (currently) Executive Vice President, MNN HOLDINGS INC. Executive Vive President, QATAR LNG TRNSPORT LTD.	15,000 shares
8	Takahiro Ota (April 1,1948)	April 1970 June 2000 April 2002 October 2002 June 2003	Joined NYK Director, General Manager of Semi-Liner Group Director, Executive Officer, General Manager of Latin America and Africa Group Director, Executive Officer Managing Director, Executive Officer (currently)	15,500 shares
9	Minoru Sato (February 22,1950)	April 1973 June 1999 April 2002 June 2002 January 2004 Status as representative of other companies	Joined NYK Managing Director, NYK LINE (EUROPE) LTD. in Container Trade Management Group Executive Officer, Managing Director, NYK LINE (EUROPE) LTD. Executive Officer, Chairman, NYK LINE (EUROPE) LTD. Chairman, NYK UK HOLDING LTD. Executive Officer, Managing Director, NYK GROUP EUROPE LTD. (currently) Chairman, NYK LINE (EUROPE) LTD. Managing Director, NYK HOLDING (EUROPE) B.V. Managing Director, NYK HOLDING (UK) LTD. Managing Director, NYK LINE (EUROPE) RORO LTD. Managing Director, INTERNATIOAL CAR OPERATORS LTD. Managing Director, INTERNATIONAL CAR OPERATORS (BENELUX) B.V.B.A.	14,104 shares

10	Yasumi Kudo (November 14,1952)	April 1975 April 2001 April 2002	Joined NYK General Manager of Car Carrier Group Executive Officer (currently)	8,000 shares
11	Koichi Inoue (January 20,1948)	April 1970 October 2001 April 2003 April 2004	Joined NYK General Manager of Technical Development Group Executive Officer, General Manager of Technical Group Executive Officer (currently)	16,000 shares
12	Hiroshi Sugiura (June 1,1951)	April 1975 December 2000 April 2003 April 2004	Joined NYK Deputy General Manager of Planning Group Executive Officer, General Manager of Planning Group Executive Officer (currently)	24,156 shares

Proposition No. 4: The presentation of retirement benefits to retiring Directors.

Three Directors—Yuji Hirano, Yoshihiro Uesu and Shun-ichi Yano retire as of the end of this meeting.

The Company proposes to present these three persons with retirement benefits in accordance with Company custom and based on set calculation criteria, and requests that this meeting leave the matters of the payment amount, timing and method to the discretion of the Board of Directors.

Brief personal histories of the three retirees are as follows:

Name	Brief personal history	
Yuji Hirano	June 1995 June 1996 June 1997 June 1999 June 2001 April 2002 April 2004	Director, General Manager of No. 1 Cargo Division, Harbour Logistics Group Director, General Manager of Logistics Group Managing Director Senior Managing Director Executive Vice President Executive Vice President, Executive Officer Director (currently)
Yoshihiro Uesu	June 1998 April 2000 June 2001 April 2002 June2003 April 2004	Director, Genera Manager of Technical Group Director Managing Director Managing Director, Executive Officer Senior Managing Director, Executive Officer Director (currently)
Shun-ichi Yano	June 2000 April 2001 April 2002 June 2002 April 2004	Director, General Manager of Container Trade Co-ordination Group Director Director, Executive Officer Managing Director, Executive Officer Director (currently)

Business Report
FY 2003

DISCLAIMER

The information displayed on this Web site is solely to provide English translations of certain selected information contained in the Japanese original text of Documents Accompanying the Notice of the Ordinary General Meeting of Shareholders for reference only.

The original Japanese text of Documents Accompanying the Notice of the Ordinary General Meeting of Shareholders should be available to foreign shareholders at their respective sub-custodians in Japan.

Documents Accompanying the Notice of the 117th Ordinary General Meeting of Shareholders

117th Fiscal Year
Report

From April 1, 2003,
to March 31, 2004

Nippon Yusen Kabushiki Kaisha

Business Report
(From April 1, 2003,
to March 31, 2004)

1. Business Overview

Development and Results of Business Activities

Review of Fiscal 2003

Despite the outbreak of severe acute respiratory syndrome (SARS) in East Asia and the war in Iraq, the world economy was not significantly affected. The U.S. economy grew, largely thanks to tax cuts. The Chinese economy overcame the SARS epidemic and experienced overheating in such areas as steel production. Signs of recovery were seen in the eurozone economies. In Japan, there were positive signs, including increases in exports and capital expenditures.

Under these circumstances, NYK's non-consolidated revenues increased 5.3% year on year, to ¥749.1 billion. Operating income soared 37.8%, to ¥67.9 billion, recurring profit jumped 37.4%, to ¥60.1 billion, and net income surged 118.7%, to ¥27.5 billion. We released a forecast in May 2003 for ¥685 billion in revenues, ¥63 billion in operating income, ¥54 billion in recurring profit and ¥23 billion in net income. The results for fiscal 2003 exceeded our expectations across the board. Revenues, operating income, recurring profit and net income all reached record highs.

On a consolidated basis, revenues rose 11.9% year on year, to ¥1,398.3 billion, operating income advanced 33.0%, to ¥91.9 billion, recurring profit expanded 48.3%, to ¥74.6 billion, and net income grew 143.6%, to ¥34.8 billion. Our forecast in May 2003 was for ¥1,300 billion in revenues, ¥88 billion in operating income, ¥70 billion in recurring profit and ¥33 billion in net income. The results for fiscal 2003 exceeded our expectations. Revenues, operating income and recurring profit all reached record highs, while net income was the second highest in our history.

Segment Review

Shipping
This segment enjoyed rising revenues and profits compared with the previous period.

<Container Transportation>
The target for freight was attained on each route owing to favorable cargo movements during the fiscal year under review. Despite high bunker oil prices, we strove to increase fares under tight market conditions and further reduce costs. The respective targets were met for revenues and operating income.
The general overview for each route is as follows:
On North American routes, U.S.-bound cargo movements were stable as the expanding U.S. economy increased its demand for foreign goods and rate restorations were accepted through contract renewals. On European routes, rate restorations were actualized as freight volume flourished despite increased costs as a result of the higher value of the euro. On Oceania routes, a strong Australian economy kept traffic volume high, thereby boosting outgoing and incoming fares. On Central and South American and African routes, we strove to reduce costs and restore fares with a hike in ship leasing charges. We commissioned new routes between Japan and China, Japan and South Korea and within Southeast Asia to expand our business in response to increasing cargo traffic demand. These new routes are operated by Tokyo Senpaku Kaisha, Ltd. On West Asian routes, we enjoyed good freight volume.

<Car Transportation>
The worldwide market for car carriers remained buoyant, reflecting high transportation volume that continued from the previous year. Although supplying necessary space to handle increasing demand was quite challenging, we managed to carry almost 2.36 million units of finished cars by chartering more vessels and by efficiently allocating ships. We met our respective targets for revenues and operating income. We responded to global growth in the car transportation market by entering into a new contract with a European car manufacturer and contracts to distribute finished cars in Asia, including China. In addition, we opened terminals for finished cars in China

and entered the Chinese market though NYKCOS Car Carrier Co. Ltd., a joint venture with the COSCO group.

<Bulk/Energy Resources Transportation>
In the fiscal year under review, this segment met its target for revenues, but unfortunately did not meet its targets for profits. In bulk carriers, demand increased sharply for steel materials from China. This led to the tramper market soaring from September 2003 to date. For both Capesize (bulk carriers with more than 100,000 Kt (dwt)) and Panamax (bulk carriers with 60,000–70,000 Kt (dwt)), long-term contracted vessels reached high levels of utilization. However, a steep rise in charterages and demurrage loss in Australia and China negatively affected profitability. In China, we concluded a 10-year contract with Baoshan Iron & Steel Co. Ltd., China's largest steelmaker, to transport iron ore. In wood chip carriers, long-term contracted vessels recorded stable profits, while free-contracted vessels attained efficient operations.

NYK Global Bulk Corp. operates Handysize (bulk carriers with 20,000–50,000 Kt (dwt)), which enjoyed good freight volume, such as steel, coal, iron ore, copper concentrate, salt, cement, grain and wood.

Among energy carriers, the market for VLCCs (large tankers with more than 200,000 Kt (dwt) remained sluggish during the first half of the fiscal year. In the second half, the market became tighter as crude oil imports by China and the United States increased; as a result, Worldscale (an international freight index system for VLCCs) rates soared. To maintain fleet quality from the viewpoint of safe operation and environmental protection, we scrapped three single-hull VLCCs, finished the building of one new double-hull VLCC and newly chartered another double-hull VLCC. To strengthen our global deployment, we reentered the Aframax (tankers with 80,000–120,000 Kt (dwt)) market because of strong overseas demand. We finalized the charters of three new vessels during the period under review.

The petroleum products carrier market was in a slump during the second half of the fiscal year, despite moving to a higher level for the fiscal year as a whole. We strove to improve efficiency among the eight-tanker fleet. We also reached a new long-term charter agreement with a foreign client for a methanol carrier. Furthermore, we commissioned three new LPG (liquefied petroleum gas) carriers and mothballed one old carrier as part of our policy to maintain fleet quality and ensure safe operation. A total of 30 LNG (liquefied natural gas) carriers—our own and our affiliated or investing companies'—including three ships finished during the fiscal year, worked steadily. Moreover, we reached a fundamental agreement with French state-owned company Gaz de France to place an order to build one LNG carrier.

Logistics

We established a regional management organization consisting of six regions: North America, Europe, China, Asia, Oceania and Japan. We developed this network to provide services specific to each area, and introduced a single brand name, "NYK Logistics", for the subsidiaries. During the period under review, revenues increased but earnings declined due to start-up costs. In the Americas, five U.S. subsidiaries with separate functions were consolidated as a division of NYK Logistics (Americas) Inc. to supply cross-border solutions to clients, and in Brazil we opened a local subsidiary. In Europe, we upgraded the quality of our physical distribution centering on our warehouses, and began offering services in Russia. In China and elsewhere in Asia, we concentrated on automobile-related distribution services, from finished cars and parts for the assembly line to parts for the aftermarket. We also expanded distribution services for the household appliance and retail businesses. In Oceania, we increased business volume based on storage and distribution services. In Japan, we scaled up our business using a domestic delivery network for the retail sector. Due to the strength of the market, Yusen Air & Sea Service Co. Ltd., increased the handling of air cargo.

Cruise

In July 2003, *Crystal Serenity,* the third vessel of the "Crystal" family, entered service. The three "Crystals" and *Asuka* sailed smoothly during the fiscal year under review. However, the aftermath of the 9/11 terrorist attacks, the war in Iraq and the spread of SARS adversely affected passenger

numbers. Performance declined compared with the previous period, despite aggressive marketing and cost-cutting initiatives.

Terminal and Harbor Transport Services

Benefiting from steady freight movements, the cargo handling volume at each terminal, such as those in Asia, North America and Japan, grew. Despite a significant increase in North American West Coast port handling volume, congestion at terminals caused delays that resulted in cost increases. We are working aggressively to operate terminals for containers and finished cars, primarily in China.

Other Businesses

To strengthen the foundation of our Group management, we began unifying our business resources and enhancing our competitiveness through the realization of synergies. In October 2003, we formed NYK Trading Corp. through a merger between Hikawa Shoji Kaisha, Ltd. and Asahi Mechatronic Corp. Kinkai Yusen Logistics Co. Ltd. was founded through the spin-off of domestic distribution and warehouse businesses. In addition, United Maritime Co. Ltd. was formed through the integration of Yusen Agency Ltd. and Tosen Agencies Co. Ltd. As mentioned above, we integrated our trading businesses, reorganized our domestic distribution businesses and consolidated our ship agent businesses. Last December, Kinkai Yusen Kaisha, Ltd. transferred its domestic RoRo businesses to Kinkai Yusen Logistics Co. Ltd. and its domestic dry bulk businesses to Pacific Maritime Corp. These moves were designed to comprehensively reorganize the domestic logistics businesses. In addition, we subsequently enjoyed improved earnings and efficiency through shared support services, such as payroll and accounting.

The real estate business faced tightening market conditions because of oversupply, but experienced only small declines in revenues and operating income as operations were stable. In other new business, we entered the advertising business and sightseeing markets through the use of an airship. We intend to expand the usage of the airship for passenger and cargo transport.

Safety and Environmental Activities

Our fleet has accumulated a stable safety transportation record in the 20 years since the LNG carrier *Echigo Maru* entered service in 1983. In July 2003, the homebound voyage of *Banshu Maru* marked our 2,000th accident-free trip. We have implemented the NAV9000 safety quality assurance system, which lays out our Company standards for safe operation and environmental protection, in our operating fleet of more than 500 vessels, including chartered vessels. We encourage shipowners and ship-management companies to comply with these standards to ensure safe operation and environmental protection. In June 2003, we were awarded the "Prize for Helping to Protect the Logistics Environment" by the Japan Federation of Freight Industries, being highly commended for activities based on the NAV9000 safety quality assurance system and for reducing environmental load.

Challenge toward New Technologies

In our plans to build a new coal tar pitch carrier and an ammonia tanker, we are proceeding with technical developments to promote environmental preservation, such as safe operation and reduced energy consumption. We have introduced such systems as computerized operating data that can quickly analyze a vessel's performance, calculating, for example, the amount of exhaust gas emissions based on the collected operating data. These systems help to conserve fuel and protect the environment by maintaining efficient vessel operation. We have participated in a study to supply electricity from shore side to large containerships at berth to reduce air pollution. We have also conducted research into developing a treatment unit for clean ballast water to minimize the harmful effects of microbes on marine ecosystems. The new cruise ship *Crystal Serenity* is equipped with a "green" engine that features low air pollution and low fuel consumption.

Furthermore, we equip all our newly built car carriers with electronically controlled engines to achieve low exhaust emissions and low fuel consumption.

Outlook

On a non-consolidated basis, we forecast ¥750 billion in revenues, ¥77 billion in operating income, ¥72 billion in recurring profit and ¥39 billion in net income. On a consolidated basis, we forecast ¥1,460 billion in revenues, ¥121 billion in operating income, ¥108 billion in recurring profit and ¥55 billion in net income. These projections assume an exchange rate of ¥105 = US$1.

In fiscal 2004, ending March 31, 2005, we intend to pay a year-end dividend of ¥5.00 per share and an interim dividend of ¥5.00 per share, resulting in an annual dividend of ¥10.00 per share for fiscal 2004. We make such payments while taking into account our current financial situation and outlook for future performance.

Revenues by Business (Non-Consolidated Basis)

Business	Revenues (¥ million)	Share (%)
Liner	329,586	44.0
Tramp and specialized carriers	280,645	37.5
Tankers	129,625	17.3
Other business	9,317	1.2
Total	749,174	100.0

Issues to Be Addressed

Corporate social responsibility, including safe operation, environmental preservation and compliance, are essential to our business.

The targets for fiscal 2004—consolidated revenues of ¥1,460 billion and recurring profit of ¥108 billion—are considerably higher than the targets of the "Forward 120" plan, which is our medium- to long-term Group management vision. According to the new plan, NYK will rapidly become an innovative global company providing comprehensive logistics services covering sea, land and air.

In Shipping, the core business of the NYK group, we intend to further enhance our cost competitiveness and customer satisfaction to stabilize the business and strengthen our earnings power. We plan to develop and augment our fleet of containerships, car carriers and bulk/energy resource carriers because these markets are expected to grow.

Simultaneously, we will steadily become a "Global Logistics Provider". Logistics is positioned as our fourth core business after Container, Car Carrier and Bulk/Energy Resources Transportation. We intend to foster this segment to support the revenues and profitability of Shipping. Although the profitability of Logistics is still low, increasing the number of global distribution points and building a high-value-added network should yield synergies with Container and Car Carrier Transportation. This should boost profitability in the Logistics segment. In Cruise, we will intensify sales promotion activities simultaneously with the U.S. economic recovery and strive to improve performance. In Terminal and Harbor Transport Services, we intend to improve operational efficiency and expand the capacity utilization of our facilities. Specifically, we will attempt to attract additional customers to help our earnings recovery. Finally, given the rapid global expansion of our Group, we must focus on training our staff and advancing our technical capabilities.

Corporate Reorganization

Due to the spin-off of our domestic logistics business, a new company was formed.
(1) Name of newly established company: Kinkai Yusen Logistics Co., Ltd.

(2) Spin-off business: Warehouses located in Japan and leasing of a RoRo ship for coastal service
(3) Number and allotment of shares issued by the new company: 9,000 common shares, all of which are allocated to NYK
(4) Capital and capital reserve of the new company:
    Capital: ¥450,000,000
    Capital reserve: ¥4,643,390,923
(5) Date of spin-off: October 1, 2003

Funding

The Company financed its funding requirements in fiscal 2003 by using its own funds and by debt loan including issuing commercial paper. There was no fund-raising through bond issuance in the fiscal year.

Capital Expenditures

Capital spending during the year totaled ¥8,8 billion, most of which was spent on computer software and vessels.

(1) Vessels under Construction as of the end of Fiscal 2003

Type of vessel	Name	DWT (kt)	Expected completion
Ferries	*New Camellia*	About 4,500	June 2004
Total	1 vessel	About 4,500	

(2) Decrease in NYK-owned Vessels during Fiscal 2003

Type of vessel	Name	DWT (kt)	Reason for decrease
Containership	*Hakuba Maru*	29,701	Sold
Roll-on Roll-off cargo ship	*Tokachi*	6,205	Ownership transferred due to a corporate spin-off
Total	2 vessels	35,906	

Operating Results and Asset Position

	114th Business Period (Fiscal 2000)	115th Business Period (Fiscal 2001)	116th Business Period (Fiscal 2002)	117th Business Period (Current fiscal year) (Fiscal 2003)
Revenues (¥ million)	728,129	748,995	711,473	749,174
Ordinary income (¥ million)	46,093	43,079	43,749	60,132
Net income (¥ million)	19,347	13,225	12,614	27,590
Net income per share	¥15.71	¥10.73	¥10.22	¥22.52
Total assets (¥ million)	832,235	803,511	794,490	853,032
Shareholders' equity (¥ million)	258,641	281,842	253,394	317,083

Note:Net income per share is computed based on the average number of shares during a fiscal year. From the 115th fiscal year, the number of treasury stock has been deducted. From the 116th fiscal year, net income per share has been calculated based on the "Accounting standard for earnings per share for fiscal year" (No. 2 of the Business Accounting Principles).

114th Fiscal Year	Despite the rising yen and a sharp jump in fuel oil prices, the Company achieved higher revenues and profits in the liner, tramp and specialized carrier, and tanker and gas carrier divisions thanks to buoyant cargo movements and efforts to lower ship-operating expenses.
115th Fiscal Year	Revenues and expenditures were underpinned by the yen's weakness and the softening of fuel oil prices, as well as further efforts to reduce costs. In the wake of the terrorist attacks on the United States, however, rapidly cooling market conditions had a major impact, resulting in lower income despite higher revenues.
116th Fiscal Year	Revenues decreased owing to the spin-off some businesses to subsidiaries. Under harsh circumstances such as a higher yen, a hike in fuel oil prices and reduced fares in the liner market, we cut costs and focused on sales promotion. As a result, performance was flat with the previous fiscal year.
117th Fiscal Year	Conditions in the 117th Fiscal Year (current business year) are described in "Development and Results of Business Activities".

2. Company Information (as of March 31, 2004)

Company Name
Nippon Yusen Kabushiki Kaisha (NYK Line)

Establishment
September 29, 1885 (started business October 1, 1885)

Capital
¥88,531,033,730
(Note: No increase or decrease of capital occurred during the fiscal year under review)

Main Activities
Global logistics and passenger ship businesses, principally the international marine transportation business for the purpose of receiving freightage, vessel charterage and vessel operating commissions; the warehousing and real estate leasing businesses using property and land owned by the Company

Offices

Head office	Yusen Building, 3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan	
Branches	Sapporo	Hokkaido Building, 1, Kita 2-jo Nishi 4-chome, Chuo-ku, Sapporo
	Yokohama	Yusen Building, 9, Kaigan-dori 3-chome, Naka-ku, Yokohama
	Nagoya	Meiji Yasuda Seimei Nagoya Building, 1, Shinsakaemachi 1-chome, Naka-ku, Nagoya
	Kansai	Yusen Terminal Building 25, Koyocho-higashi 4-chome, Higashi-nada-ku, Kobe
	Kyushu	Hakata-eight Building, 3-2, Sumiyoshi 4-chome, Hakata-ku, Fukuoka
	Taipei	7F, No. 89, Sung Jen Road, Shinyi Chiu, Taipei, Taiwan
Subbranches	Tomakomai, Muroran and Kushiro	

Overseas and representative offices	Sao Paulo, Buenos Aires, Johannesburg, Dubai, Doha, Ho Chi Minh City, Hanoi, Seoul, Beijing and London
Local incorporated subsidiaries	America, Europe, China, Hong Kong, Thailand, Malaysia, Singapore, Indonesia, Australia, New Zealand and others

Status of shares

(1) Number of authorized shares: 2,983,550,000 shares

(2) Number of issued and outstanding shares: 1,230,188,073 shares

(3) Number of shareholders: 122,672 (an increase of 5,135 compared with the end of the preceding fiscal year)

(4) Principal shareholders (top 10)

Name	Number of shares held (thousands)	Percentage of voting rights (%)	NYK's equity investment in principal shareholder	
			Number of shares held (thousands)	Percentage of voting rights (%)
Japan Trustee Service Bank Limited (Trust Accounts)	120,573	9.99	–	–
The Master Trust Bank of Japan, Ltd. (Trust Accounts)	100,490	8.33	–	–
The Tokio Marine and Fire Insurance Co., Ltd.	56,825	4.71	–	–
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Limited Account, Retirement Benefit Trust Account)	54,717	4.53	12,150	0.36
Mizuho Corporate Bank, Ltd.	42,567	3.53	–	–
Meiji Yasuda Life Insurance Company	38,899	3.22	–	–
The Bank of Tokyo-Mitsubishi, Limited	36,978	3.06	–	–
Deutsche bank AG, Frankfurt	17,272	1.43	–	–
Shinsei Bank, Limited	14,210	1.18	–	–
The Chase Manhattan Bank NA London SL Omnibus Account	13,111	1.09	–	–

Note: NYK's investment in The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Limited Account, Retirement Benefit Trust Account), is stated as an investment in Mitsubishi Heavy Industries, Limited.

Acquisition, Disposition or others and Holding of Treasury Stocks

(1) Shares acquired
Purchase of shares of less than one new trading unit: 326,610 common shares
Total purchase price: ¥147,015,089

(2) Shares disposed: None

(3) Shares held at book closing: 8,568,571 common stocks

Workforce

		Number of employees	Change compared with the previous fiscal year-end	Average age	Average length of service
Land	Males	1,004	△27	41.5	17.6
	(Land-based seamen)	(255)	(△12)	(42.5)	(19.7)
	Females	262	△1	39.7	17.7
	Subtotal	1,266	△28	41.1	17.6
Sea	Officers	420	△24	42.5	20.3
	Ratings	53	△18	52.9	34.9
	Subtotal	473	△42	43.7	21.9
Total		1,739	△70	41.8	18.8

Note: △ denotes a decrease.

Vessels Operated and Owned

(1) Gross operating tonnage

	Number of vessels	DWT (kt)
NYK-owned vessels	52	4,886,035
Chartered vessels	322	23,045,378
Vessels operated on a consignment basis	1	50,053
Total	375	27,981,466

(2) Details of vessels owned

	Type of vessel	Number of vessels	DWT (K/T)
Freighters	Containerships	4	196,711
	Subtotal	4	196,711
Tankers	General oil tankers	5	1,276,664
	LNG carriers	22	1,519,221
	Subtotal	27	2,795,885
Specialized carriers	Ore carriers	6	1,196,111
	Coal carriers	6	593,059
	Car carriers	5	77,892
	Cement carriers	3	22,656
	Ferries	1	3,721
	Subtotal	21	1,893,439
Total		52	4,886,035

Note: The above table includes 32 jointly owned vessels with gross tonnage of 2,379,325 DWT (kt), of which 1,393,027 DWT (kt) belongs to the other joint owners.

Principal Lenders, Amounts Borrowed, Number of NYK Shares Held by Lenders and Percentage of Voting Rights

Name of lender	Loans outstanding	Number of NYK shares held by lender and percentage of voting rights	
	(¥ million)	(thousands)	(%)
Development Bank of Japan	52,320	—	—
Meiji Yasuda Life Insurance	48,762	38,899	3.22

Company			
Nippon Life Insurance Company	36,968	8,253	0.68
Sumitomo Life Insurance Company	26,551	1,750	0.14
The Dai-ichi Mutual Life Insurance Company.	17,213	2,006	0.17
Mitsui Life Insurance Company Limited	9,080	—	—
Taiyo Life Insurance Company	8,845	6,900	0.57
Mizuho Corporate Bank, Ltd.	7,679	42,567	3.53
Daido Life Insurance Company	6,986	—	—
Asahi Mutual Life Insurance Company	6,869	—	—

Independent Certified Public Accountants

ChuoAoyama Audit Corporation
Kasumigaseki Building, 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

Group Companies

(1) **Progress in business mergers**
In cooperation with group companies at home and overseas, NYK is steadily expanding the businesses related to its core marine transportation business, and is currently developing a variety of businesses as a global logistics company.

(2) **Major subsidiaries**

Company	Paid-in capital	NYK's ownership (%)	Main activities
NYK Trading Corp.	¥1,246 million	77.71	Sales of petroleum products, etc.
Yusen Air & Sea Service Co. Ltd.	¥4,301 million	60.99	Air freight forwarding business, etc.
NYK Global Bulk Corp.	¥4,150 million	100.00	Marine transportation business
Tokyo Senpaku Kaisha, Ltd.	¥1,899 million	100.00	Marine transportation business
NYK-Hinode Line, Ltd.	¥2,100 million	100.00	Marine transportation business
Hachiuma Steamship Co. Ltd.	¥500 million	68.72	Marine transportation business
UNI-X Corp.	¥934 million	60.86	Harbor transportation business
NYK Cruises Co. Ltd.	¥2,000 million	100.00	Ownership and operation of cruise ships
NYK Group Americas Inc.	US$4,000,000	100.00	Controllingsubsidiaries engage in marine transportation and global logistics businesses, etc., in the United States
NYK Holding (Europe) B.V.	€63,100,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc., in Europe (excluding the United Kingdom)
NYK Group Europe Ltd.	£63,500,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc., in the United Kingdom
Albireo Maritima S.A. and 215 companies	US$143,537,000 (total for 91 companies) 40,304,000 Singapore dollars (1 company)	100.00 (all companies)	Ship leasing business

	¥11,122 million (total for 124 companies)		

Notes:

1. Albireo Marittima S.A. and the other 215 companies are wholly owned consolidated subsidiaries established in Panama, Liberia, etc., for the purpose of owning and leasing ships. The vessels regularly chartered from these companies and operated by NYK constitute an important part of the fleet operated by the Company.
2. The former NYK UK Holding Ltd. raised its capital to £63,500,000 after increasing capital on April 24, 2003, and October 31, 2003, and changed its name to NYK Group Europe Ltd. on November 1, 2003.
3. NYK Holding (Europe) B.V. raised its capital to €63,100,000 after increasing capital on April 24, 2003, and February 26, 2004.
4. Hikawa Shoji Kaisha, Ltd., became NYK Trading Corp., after merging with Asahi Mechatronic Corp. and its capital was ¥1,246 million.
5. Asahi Shipping Co. Ltd.,was excluded due to a reduction of capital on October 1, 2003.
6. The former NYK Holding (USA) Inc. changed its name to NYK Group Americas Inc. on November 1, 2003.
7. Kinkai Yusen Logistics Co. Ltd., was excluded due to its dissolution on December 10, 2003.
8. Yusen Real Estate Corp. was excluded due to a reduction of capital on January 1, 2004.

(3) Consolidated results

As of March 31, 2004, NYK had 425 consolidated subsidiaries, and 30 other associated companies were accounted for by the equity method. The consolidated accounts were as follows:

	114th Business Period (Fiscal 2000)	115th Business Period (Fiscal 2001)	116th Business Period (Fiscal 2002)	117th Business Period (current fiscal year) (Fiscal 2003)
Revenues (¥ million)	1,133,905	1,142,934	1,249,242	1,398,320
Recurring profit (¥ million)	71,298	50,107	50,344	74,663
Net income (¥ million)	35,562	17,538	14,292	34,810
Net income per share	¥28.88	¥14.23	¥11.48	¥28.27

Note:

Net income per share is computed based on the average number of shares during a fiscal year. From the 115th fiscal year, the number of treasury stock has been deducted. From the 116th fiscal year, net income per share has been calculated based on the "Accounting standard for earnings per share for the fiscal year" (No. 2 of Business Accounting Principles).

(4) The NYK Group

The positioning of, and relationships between, NYK and its key consolidated subsidiaries in carrying out the group's business are as shown in the following organization chart.



Customers
NYK
Logistics
Yusen Air & Sea Service Co. Ltd.
UNI-X Corp.
JIT Corp.
Yusen Koun Co. Ltd.
GST Corp.
NYK Logistics (UK) Manufacturing & Retail Ltd.
NYK Logistics (UK) Consumer & Retail Ltd.
Yusen Air & Sea Service (USA) Inc.
NYK Logistics (UWDC) Inc.
NYK Logistics (Thailand) Co. Ltd.
NYK Logistics (ETA) Inc.
NYK Logistics (Belgium) N.V.
NYK Logistics (Deutschland) Gmbh
Terminal and Harbor Transport
Geneq Corp.
UNI-X Corp.
Nippon Container Terminals Co. Ltd.
Nippon Container Yuso Co. Ltd.
YUSEN Terminals Inc.
NYK Terminals (North America) Inc.
Shipping
International & coastal cargo shipping
NYK Global Bulk Corp.
Tokyo Senpaku Kaisha, Ltd.
NYK-Hinode Line, Ltd.
Hachiuma Steamship Co. Ltd.
Kinkai Yusen Logistics Co. Ltd.
Asahi Shipping Co. Ltd.
Camellia Line Co. Ltd.
NYK Reefers Ltd.
NYK Bulkship (Europe) Ltd.
Saga Shipholding (IOM) Ltd.
NYK Bulkship (USA) Inc.
NYK Bulkship (Asia) Pte. Ltd.
Ship leasing business
Albireo Maritima S. A. and others
Shipping agencies
NYK Line (North America) Inc.
NYK Line (Europe) Ltd.
Shipping Related
Tugboat services
Nippon Kaiyosha, Ltd.
Wholesaling of machinery and tools (for ships), etc
Yusen Trading Corp.
Sanyo Trading Co. Ltd.
Cruise
NYK Cruise Co. Ltd.
Crystal Cruises, Inc.
Crystal Ship (Bahamas) Ltd.
Real estate
Yusen Real Estate Corp.
Others
Information processing services
NYK Systems Research Institute (NSRI)
Travel agency business
Yusen Travel Co. Ltd.
Oil wholesaling
Yusen Trading Corp.

Notes: Arrows denote the flow of services provided.

3. Company Officers

Directors and Corporate Auditors

(As of March 31, 2004)

Position	Name
President	Takao Kusakari*
Executive Vice-Presidents	Yuji Hirano* Tadatoshi Mamiya*
Senior Managing Directors	Tadamasa Ishida* Yoshihiro Uesu* Yukio Ozawa* Koji Miyahara*
Managing Directors	Koji Usami Michio Tamiya Shun-ich Yano Yasushi Yamawaki Takahiro Ota Koichi Aoki Hiromitsu Kuramoto Takao Manji*
Director	Masahiro Aoyama
Corporate Auditors (Full-Time)	Ryuji Narisada Kazuhira Kamiya
Corporate Auditors (Part-Time Outside Corporate Auditors)	Keisuke Kitajima (Lawyer, Outside corporate auditor for Nippon Life Insurance Company) Tsuyoshi Miyazaki (Corporate advisor for Mitsubishi Logistics Corporation)

Notes: 1. Asterisks denote Representative of the Company.
2. All directors double as Executive officers.
Please refer to the executive officers' duties.
3. Of the Corporate Auditors, Keisuke Kitajima and Tsuyoshi Miyazaki are outside auditors as stipulated in Paragraph 1, Article 18, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki-kaisha.
4. The directors and auditors who retired from office or were newly appointed during fiscal 2003 are as follows:

Retired	Chariman*	Jiro Nemoto	Retired following resignation on June 27, 2003
	Executive Vice-President*	Kuniaki Shirakuma	Retired following resignation on June 27, 2003
	Executive Vice-President*	Kazuhira Kamiya	Retired on the expiry of his term of office on June 27, 2003
	Senior Managing Director	Kin-ichi Hirayama	Retired on the expiry of his term of office on June 27, 2003
	Senior Managing Director*	Masaru Yamamoto	Retired on the expiry of his term of office on June 27, 2003
	Managing Director	Takahiko Kakei	Retired following resignation on June 27, 2003
	Director	Shin-ichi Miwa	Retired following resignation on June 27, 2003
	Full-Time Corporate Auditor	Teizo Tanaka	Retired on the expiry of his term of office on June 27, 2003
	Part-Time Outside Corporate Auditor	Jotaro Wada	Retired on the expiry of his term of office on June 27, 2003
Newly appointed	Managing Director*	Takao Manji	Took office on June 27, 2003
	Full-Time Corporate Auditor	Kazuhira Kamiya	Took office on June 27, 2003
	Part-Time Outside Corporate Auditor	Tsuyoshi Miyazaki	Took office on June 27, 2003

5. The following directors' positions and representation rights were transferred on April 1, 2004.

Position	Name	Position after transfer
President*	Takao Kusakari	Chairman*
Senior Managing Director*	Koji Miyahara	President*
Senior Managing Director*	Tadamasa Ishida	Executive Vice-President*
Managing Director	Koji Usami	Senior Managing Director*
Managing Director*	Takao Manji	Senior Managing Director*
Executive Vice-President*	Yuji Hirano	Director
Senior Managing Director*	Yoshihiro Uesu	Director
Managing Director	Shun-ichi Yano	Director

Executive Officers

Name	Assignment or Occupation
Takao Kusakari	President
Yuji Hirano	Chief Executive of Global Logistics Headquarters (Global Logistics Headquarters: Container Transportation Division, Logistics Division, Car Carrier Division) Oversee Logistics Business Management Group, Japan Logistics Group, Harbour Group, Yokohama Branch, Nagoya Branch, Kansai Branch
Tadatoshi Mamiya	Chief Executive of Bulk/Energy Resources Transportation Headquarters (Bulk/Energy Resources Transportation Headquarters: Tramp Co-ordination Group, Capesize Bulker Group, Forest Products Group, Steaming Coal Group, Petroleum Group, Petroleum Product and LPG Group, Gas Carrier Group, Bulk/Energy Atlantic Group) and Technical Headquarters (Safety and Environmental Management Group, Technical Group, Tanker and Gas Carrier Management Group, Fleet Management Group) Oversee General and Legal Affairs Group, Secretary Group, Corporate Communication Group, Human Resources Group (Personnel management of Land employee), Tramp Co-ordination Group, Capesize Bulker Group, Forest Products Group, Steaming Coal Group, Petroleum Group, Petroleum Product and LPG Group, Gas Carrier Group, Bulk/Energy Atlantic Group, Research Group, Sapporo Branch, Kyushu Branch, Middle-East Region In charge of Corporate History Chamber. Chief Compliance Officer
Tadamasa Ishida	Oversees IT Strategy Group, Container Trade Management Group, Latin America and Africa Group, Latin America Region In charge of matters related to Tokyo Senpaku Kaisha, Ltd. Chairman of IT Strategy Committee Coordinate business of Container Transport Division (Container Transport Division: Container Trande Management Group, Container Trade Export Group, Container Trade Import Group, Japan Area Management Group, Latin America and Africa Group)
Yoshihiro Uesu	Oversees Safety and Environmental Management Group, Tanker and Gas Carrier Management Group, Fleet Management Group In charge of Technical Group
Yukio Ozawa	In charge of Management Coordination Group, Internal Audit Chamber, Planning Group, Corporate Affiliate Management Group, Finance Group, Group Accounting Group, Group Management Committee. Chief Financial Officer (CFO)
Koji Miyahara	Oversee Car Carrier Group, China Auto-Project Group, New Frontier Group. In charge of Cruise Enterprise Group. Coordinate business of Car Carrier Division (Car Carrier Division: Car Carrier Group and China Auto-Project Group).
Koji Usami	In charge of Corporate Communication Group, Human Resources Group Executive Chief of Environmental Management (ECEM)
Michio Tamiya	In charge of Bulk/Energy Atlantic Group and business related to Open Hatch Bulker and Reefer Cargo
Shun-ichi Yano	Assist the Director who oversees China Auto-Project Group

	In charge of Container Trade Export Group, Container Trade Import Group, Japan Area Management Group, Logistics Business Management Group, Japan Logistics Group, Yokohama Branch, Nagoya Branch, Kansai Branch Coordinate business of Logistics Division (Logistics Division: Logistics Business Management Group, Japan Logistics Group)
Yasushi Yamawaki	In charge of Steaming Coal Group, Petroleum Product and LPG Group, Gas Carrier Group, Sapporo Branch, Kyushu Branch
Takahiro Ota	In charge of General and Legal Affairs Group (General Affairs), Secretary Group, Latin America and Africa Group, Latin America Region. In charge of matters related to NYK-Hinode Line, Ltd.
Koichi Aoki	Chief Representative for China
Hiromitsu Kuramoto	In charge of Tramp Co-ordination Group, Capesaize Bulker Group, Forest Products Group, Petroleum Group. In charge of matters related to NYK Global Bulk Corp.
Takao Manji	Oversee Human Resources Group (Personnel management of Sea employee) In charge of Safety and Environmental Management Group, Tanker and Gas Carrier Management Group, Fleet Management Group
Masahiro Aoyama	In charge of General and Legal Affairs Group (Legal Affairs), Harbour Group, Research Group
Taizo Akabane	President of NYK Logistics (Asia) Pte. Ltd.
Minoru Sato	President of NYK Group Europe Ltd.
Hiroyuki Shimizu	President of NYK Group Americas Inc.
Yasumi Kudo	In charge of Car Carrier Group, China Auto-Project Group, Middle-East Region
Yutaka Yasunaga	In charge of IT Strategy Group, New Frontier Group Chief Information Officer General Manager of IT Strategy Group
Koichi Inoue	General Manager of Technical Group
Tsuguo Yamada	General Manager of Group Accounting Group
Susumu Kikuchi	Chairman of NYK Line (China) Co. Ltd.
Shuichi Tsuji	General Manager of Capesize Bulker Group
Motoo Igawa	Assist the Director who is in charge of Steaming Coal Group, Gas Carrier Group General Manager of Forest Products Group
Hiroshi Sugiura	General Manager of Planning Group
Masamichi Morooka	In charge of Container Trade Management Group
Naoki Takahata	General Manager of Finance Group
Makoto Igarashi	General Manager of Cruise Enterprise Group
Koichiro Shoji	Chief Executive Officer of Japan Marine Science Inc.
Shinji Kobayashi	President of NYK-Hinode Line, Ltd.
Tetsufumi Otsuki	Director of Nippon Cargo Airlines Co. Ltd.
Takeshi Matsunaga	Director of NYK Global Bulk Corp.
Takatake Naraoka	Managing Director of Tokyo Senpaku Kaisha, Ltd.

Notes:

1. Makoto Igarashi was elected on June 19, 2003, due to the demise of former executive officer Kimiyuki Akitomi.
2. The executive officers who retired from office are as follows: Yuji Hirano, Yoshihiro Uesu, Shun-ichi Yano, Taizo Akabane, Shuichi Tsuji
3. The executive officers who were newly appointed on April 1, 2004 are as follows: Yoshiharu Murata, Masato Katayama, Masahiro Kato, Hidenori Hounou, Yuji Senba

Monetary amounts and numbers of shares given in this business report are rounded down to the nearest unit shown.

Balance Sheet

(As of March 31, 2004)

Assets		Liabilities	
Item	Amount (¥ million)	Item	Amount (¥ million)
Current assets	**172,070**	**Current liabilities**	**190,186**
Cash and time deposits	11,021	Notes and accounts payable	47,944
Notes and accounts receivable	52,061	Current portion of corporate bonds	20,000
Short-term loans receivable	56,400	Current portion of long-term debt	40,178
Advances	2,039	Accrued non-operating expenses	2,074
Inventories	9,181	Income taxes payable	17,318
Deferred or prepaid expenses	31,593	Advances received	19,264
Agency claims	6,099	Deposits received	29,163
Deferred income tax assets	5,503	Agency liabilities	1,197
Other current assets	14,766	Employees' bonuses accrued	2,671
Allowance for doubtful accounts	(16,597)	Other current liabilities	10,373
		Long-term liabilities	**345,762**
		Corporate bonds	100,800
Fixed assets	**680,828**	Long-term debt	207,802
Tangible fixed assets: Subtotal	**189,566**	Deffrred income tax debts	11,810
Vessels	117,309	Reserve for employees' retirement benefits	1,362
Buildings and structures	25,810		
Equipment and fixtures	1,619	Reserve for directors' retirement benefits	775
Land	39,647		
Construction in progress	3,136	Reserve for periodic dry-docking of vessels	3,930
Other tangible fixed assets	2,043		
Intangible fixed assets: Subtotal	**10,892**	Reserve for participating in EXPO 2005 Aichi	15
Leaseholds	513		
Software	9,656	Other long-term liabilities	19,265
Other intangible fixed assets	722	**Total liabilities**	**535,948**
Investments and other assets: Subtotal	**480,369**		
		Shareholders' equity	
Investments in securities	228,110	**Common stock**	88,531
Stocks and equity in subsidiaries	129,901		
Long-term loans receivable	103,506	**Capital surplus**	**93,198**
Other investments, etc.	26,675	Additional paid-in capital	93,198
Allowance for doubtful accounts	(7,824)		
		Earned surplus	**96,797**
		Earned surplus reserve	13,146
		Voluntary reserve	39,314
		Dividend reserve	50
		Special depreciation reserve	6,892
		Reserve against investment losses	4
		Reserve for advanced depreciation	4,043
		Other reserves	28,324
Deferred assets	**134**	Unappropriated retained earnings (including net income for the term)	44,335
Bond issue expenses	134		
		Unrealized holding gain on securities	**41,639**
		Treasury stock	**(3,081)**
		Total shareholders' equity	**317,083**
Total assets	**853,032**	**Total liabilities and shareholders' equity**	**853,032**

Notes:

1. Totals stated are rounded down to the nearest million yen.
2. Significant accounting principles are as described separately.
3. Claims and liabilities toward subsidiaries

Short-term monetary claims	¥71,966 million
Long-term monetary claims	¥101,407 million
Short-term monetary liabilities	¥30,348 million
Long-term monetary liabilities	¥203 million

4. Tangible fixed assets—accumulated depreciation ¥294,061 million
5. Tangible fixed assets—advanced depreciation ¥446 million
6. In addition to the fixed assets shown in the balance sheet, 162,000 containers are used as important fixed assets under leasing contracts.
7. Assets pledged as collateral

Tangible fixed assets	¥101,501 million
Investments in securities	¥12,857 million
Other investments, etc.	¥151 million
Cash and time deposits	¥112 million

8. Guarantee obligations ¥536,251 million
   Amount of joint and several obligations borne by other joint and several obligors ¥59,260 million
9. Matters relating to retirement benefit obligations

Retirement benefit obligations	¥50,742 million
Pension assets	¥55,224 million
Unrecognized pension assets	¥4,653 million
Unrecognized actuarial accounting	¥4,242 million
Prepaid pension costs	¥5,434 million
Reserve for employees' retirement benefits	¥1,362 million

   The balance of the reserve for the employment retirement benefit before deductions of the pension assets associated with the retirement benefit trust, and the amount of the pension assets in the retirement benefit trust offset against this at fiscal year-end.

   The balance of the reserve for the employment retirement benefit before deductions of the pension assets associated with the retirement benefit trust.

Lump-sum retirement benefit scheme	¥13,187 million
Tax-Qualified Pension Plan	¥734 million
Total	¥13,921 million

   Amount of the pension assets in the retirement benefit trust

Lump-sum retirement benefit scheme	¥11,824 million
Tax-Qualified Pension Plan	¥6,168 million
Total	¥17,992 million

   Balance of Reserve for employees' retirement benefits (Prepaid pension costs)

Lump-sum retirement benefit scheme	¥1,362 million
Tax-Qualified Pension Plan (Prepaid pension costs)	¥5,434 million

10. Net increment of net assets conforms to provisions of Article 124-3 of Commercial Law Enforcement Regulations ¥41,644 million

Statement of Income

From April 1, 2003, to March 31, 2004

Item	Breakdown (¥ million)	Amount (¥ million)
Recurring profit and loss		
Operating profit and loss		
Revenue from shipping operations	739,857	
Revenue from other business	9,317	
Total operating revenue		749,174
Shipping operation expenses	634,624	
Other operating expenses	7,314	
General and administrative expenses	39,272	
Total operating expenses		681,211
Operating income		67,963
Non-operating profit and loss		
Interest and dividend income	6,687	
Other non-operating revenue	1,070	
Total non-operating revenue		7,757
Interest expenses	9,285	
Other non-operating expenses	6,303	
Total non-operating expenses		15,588
Ordinary income		60,132
Extraordinary profit and loss		
Gains on sales of fixed assets	1,613	
Other extraordinary profit	2,133	
Total extraordinary profit		3,746
Loss on disposal of fixed assets	722	
Transfer to reserves for doubtful accounts	10,294	
Charter cancellation fees	2,499	
Other extraordinary losses	3,600	
Total extraordinary losses		17,116
Income before income taxes		46,762
Income taxes	23,601	
Deferred taxes	(4,429)	
		19,172
Net income for the term		27,590
Retained earnings at the beginning of the year		22,854
Interim dividends		6,109
Unappropriated retained earnings		44,335

Notes:
1. Totals stated are rounded down to the nearest million yen.
2. Significant accounting principles are as described separately.
3. Value of transactions with subsidiaries

Value of business transactions	
Revenue	¥54,708 million
Operating expenses	¥153,540 million
Value of transactions other than business transactions	¥8,391 million

4. Net income per share ¥22.52

Note: Significant accounting policies

The significant methods and procedures adopted for preparing the balance sheet and statement of income are as follows.

1.	Valuation standards and methods used for securities	
	Shares in subsidiaries and affiliates	Moving-average cost method
	Other securities	
	With market quotes	Market quotation based on the average market price for one month prior to the year-end date, etc. (valuation differences are treated as comprehensive income; costs of products sold are calculated by the moving-average method)
	Without market quotes	Moving-average cost method
2.	Valuation standards for derivative transactions	Market quotation
3.	Valuation standards and methods used for inventories	
	Fuel oil	Stated at the lower of cost or market, with cost determined by the moving-average method
	Ships' supplies, etc.	Stated at cost using the first-in, first-out method
4.	Depreciation of fixed assets	
	Tangible fixed assets	
	Vessels and buildings	Straight-line method based on the Corporation Tax Law
	Other	Declining-balance method in accordance with the provisions of the Corporation Tax Law
	Intangible fixed assets	
	Software	Straight-line method based on the length of period it can be used internally (five years)
	Other	Straight-line method based on the Corporation Tax Law
5.	Deferred expenses	
	Bond issue expenses	Amortized in equal amounts over three years in accordance with Commercial Law Enforcement Regulations
6.	Treatment of provisions	
	Allowance for doubtful accounts	To prepare for the risk of possible losses arising owing to the nonpayment of accounts receivable, loans and other claims, the Company sets aside a general reserve based on these actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.
	Employees' bonuses accrued	Employees' bonuses accrued are provided for the portion relevant to the current year of the amount estimated for bonus payments in the future.
	Reserve for employees' retirement benefits	To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's retirement benefit obligations and the estimated fair value of pension assets at the end of the fiscal year.
	Reserve for directors' retirement benefits	To provide for the payment of retirement benefits to directors and corporate auditors, the Company set aside reserves to the amount payable at the end of the fiscal year based on its internal rules concerning retirement benefits for directors and corporate auditors. The reserve for directors' retirement benefits conforms to the provisions of Article 43 of Commercial Law Enforcement Regulations.
	Reserve for the periodic dry-docking of vessels	The reserve for the periodic dry-docking of vessels is set aside on the basis of the estimated amount of expenditure for periodic dry-docking in the future. The reserve for the periodic dry-docking of vessels conforms to the provisions of Article 43 of Commercial Law Enforcement Regulations.

Reserve for participating in EXPO 2005 Aichi	The reserve for participating in EXPO 2005 Aichi is set aside on the basis of the maximum amount conforming to the special taxation measures law for expenditures to participate in EXPO 2005. The reserve for participating in EXPO 2005 Aichi conforms to the provision of Article 43 of Commercial Law Enforcement Regulations.

7. Freight revenues and expenses recognition

Transportation by containerships	Revenues and expenses arising from the ocean transportation of containers are recognized proportionately as shipments move from origin to destination.
Transportation by vessels other than containerships	Revenues, expenses, ship costs, charterage expenses and associated charterage income for operated vessels other than containership are recognized upon completion of the unloading of cargo at the final destination port.

8. Accounting for leases
Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to ordinary operating leases.

9. Method of accounting for material hedging transactions
For derivative financial instruments used to offset the risks to assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. Hedge accounting is also applied to derivative financial instruments used to limit the risks of price fluctuations in fuel procurement, etc. For hedge accounting, the Company adopts a deferred hedge method, but for those currency swap and exchange contracts that meet the required conditions under the accounting standards, the Company translates hedge foreign currency assets and liabilities at the rate of these contracts. For interest rate swap contracts that meet the specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, exchange contracts and foreign currency–denominated monetary assets and liabilities for the foreign exchange risk associated with monetary assets and liabilities, investments in overseas subsidiaries and expected transactions, etc.; and swaps for the risk of fluctuations in fuel oil prices. Semiannually, the Company evaluates the effectiveness of hedging methods exept interest rate swaps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

10. The consumption tax, etc., is accounted for on a tax-exclusive basis.

Resolutions of General Meeting June 29, 2004

DISCLAIMER

The information displayed on this Web site is solely to provide English translations of selected information in the Japanese original text of the Notice of Resolutions of the Ordinary General Meeting of Shareholders for reference only.

The original Japanese text of the Notice of Resolutions of the Ordinary General Meeting of Shareholders should be available to foreign shareholders at their respective sub-custodians in Japan.

June 29, 2004

To Our Shareholders

3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan
Nippon Yusen Kabushiki Kaisha
Koji Miyahara, President

Notice of Resolutions of the 117th Ordinary General Meeting of Shareholders

To the Shareholders of Nippon Yusen Kabushiki Kaisha:

You are hereby notified the resolutions of the 117th Ordinary General Meeting of Shareholders held today.

Yours faithfully, Koji Miyahara, President

Matters Reported:

Reports on the balance sheet as of March 31 2004, and the business report and statement of income for the 117th Fiscal Year (from April 1 2003 through March 31 2004).

The contents of the financial statements above were reported.

Matters Resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 117th Fiscal Year.

The appropriation of retained earnings for the 117th Fiscal Year was approved and resolved as originally proposed. (It was decided to distribute year-end dividend at ¥5 per share. The annual dividend per share is ¥10 with interim dividend of ¥5 per share included, in total, ¥2.5 increased from the previous fiscal year.)

Proposition No. 2: Partial amendment to the Articles of Incorporation

The amendments was approved and resolved as originally proposed. New articles to purchase treasury stock by a resolution of the Board of Directors and to elect alternating corporate auditors were established. Necessary amendments corresponding to the establishments were made to the Articles of Incorporation.

Proposition No. 3: Election of twelve Directors

Messrs. Takao Kusakari, Koji Miyahara, Tadatoshi Mamiya, Tadamasa Ishida, Koji Usami, Michio Tamiya, Yasushi Yamawaki and Takahiro Ota were re-elected and Messrs. Minoru Sato, Yasumi Kudo, Koichi Inoue and Hiroshi Sugiura were newly elected as Directors, and all of them were assumed their offices.

Proposition No. 4: Presentation of retirement benefits to retiring Directors

It was approved and resolved that retiring Directors, Messrs. Yuji Hirano, Yoshihiro Uesu and Shun-ichi Yano will be presented retirement benefits in accordance with the Company custom and based on set calculation criteria, and that the matters of payment amount, timing and method etc. was entrusted to the discretion of the Board of Directors.

Year ending March 31, 2005 August 05, 2004

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2004 (CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha (NYK Line) Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101 Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Office, Finance Group +81-3-3284-6008
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058

1. Matters Related to the Preparation of the First Quarter Financial Information
1) Adoption of a simplified accounting method: Yes

2) Change in the method of accounting compared with the most recent consolidated fiscal period: Yes

3) Change in scope of consolidation and application of the equity method: Yes
Consolidation (Newly included): 32, Consolidation (excluded): None
Equity method (Newly applied): None, Equity method (excluded): None

2. Financial and Business Results for the Three Months (From April 1 to June 30, 2004)

(1) Consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Three months ended June 30, 2004	372,238	14.0	32,637	66.3	32,062	88.1
Three months ended June 30, 2003	326,573	—	19,628	—	17,043	—
Year ended March 31, 2003(Reference)	1,398,320		91,933		74,663	

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Three months ended June 30, 2004	17,124	95.3	14.02	—
Three months ended June 30, 2003	8,767	—	7.18	—
Year ended March 31, 2003(Reference)	34,810		28.27	—

Notes:
1) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the same quarterly period of the preceding fiscal year.
2) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Three months ended June 30, 2004	1,436,634	369,244	25.7	302.29
Three months ended June 30, 2003	1,288,919	298,866	23.2	244.60
Year ended March 31, 2003(Reference)	1,376,664	358,044	26.0	292.88

3. Consolidated Forecast of Financial Results for Fiscal Year 2004 (From April 1, 2004, to March 31, 2005)

	Revenues	Operating income	Income before extraordinary items
	Millions of yen	Millions of yen	Millions of yen
Interim term	750,000	65,000	60,000
Full year	1,500,000	132,000	120,000
	Net income	Net income per share (Basic)	
	Millions of yen	Yen	
Interim term	28,000	—	
Full year	62,000	—	

(Reference)

Performance forecast assumptions: Exchange rate; ¥105/US$ (July 2004 – March 2005)
Bunker oil price; US$190/MT (July 2004 - September 2004)
US$195/MT (October 2004 – March 2005)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.

Results of Operations

For the three months from April 1 to June 30, 2004, NYK Line's consolidated revenues were ¥372.2 billion compared with ¥326.5 billion in the previous corresponding period. Operating income was ¥32.6 billion compared with ¥19.6 billion, whereas income before extraordinary items was ¥32.0 billion compared with ¥17.0 billion and net income was ¥17.1 billion compared with ¥8.7 billion in the previous corresponding period.

<Overview>
In the first quarter, ended June 30, 2004, consolidated revenues gained 14.0%, operating income climbed 66.3% and the operating profit margin was 8.8%, favorably influenced by higher volumes and freight rates in the shipping segment as well as expansion in logistics operation. Income before extraordinary items soared 88.1% due principally to increases in interest and dividend income and a decrease in interest expenses, and net income surged 95.3% over the previous corresponding period. The impact on income before extraordinary items of fluctuations in foreign exchange rates and bunker oil prices was as follows:

	April 1 to June 30, 2004	April 1 to June 30, 2003	Change	Impact
Average exchange rates	¥108.71/US$1.00	¥119.38/ US$1.00	Yen up ¥10.67	-¥3.7 billion
Average bunker oil prices	US$178.41/metric ton	US$181.86/metric ton	Price down US$3.45	+ ¥0.3 billion

Notes:
1. A ¥1 change against the dollar has an impact of around ¥1.4 billion on annual income before extraordinary items.
2. A $1 change per metric ton in the price of bunker oil alters annual income before extraordinary items by ¥300 million.

Exchange Rate Changes


140
135
130
125
120
115
110
105
100
95
90
01/01
01/07
02/01
02/07
03/01
03/07
04/01
04/07

January 2001 – July 2004

Changes in Bunker Oil Prices


220
210
200
190
180
170
160
150
140
130
120
110
100
01/01
01/07
02/01
02/07
03/01
03/07
04/01
04/07

January 2001 – June 2004

<Segment Information>
<Shipping>
The shipping segment comprises three areas: the liner trade, which includes container vessels operations; trampers and specialized carriers, which covers bulk, ore, and coal carrier and car carrier operations; and the tanker business, which encompasses petroleum, LNG, petroleum products and chemical carrier operations.

(Billions of yen)

	Revenues			
	April 1 to June 30, 2004	April 1 to June 30, 2003	Change	Percentage change
Liner trade	104.5	91.9	12.5	13.7
Trampers and specialized carriers	111.2	95.7	15.4	16.2
Tanker business	25.9	25.4	0.4	1.9

Liner Trade: Rising demand on all routes and a tight supply-demand situation allowed us to restore freight rates on each route, considerably exceeding revenues and earnings from a year earlier. For several routes, the NYK Line

continued to promote cost-cutting measures, in addition to the expansion of services with an increase in carriers and the adoption of larger ships.
Trampers and Specialized Carriers: Car carrier transports grew steadily in volume and performance mainly to such destinations as Europe and the Middle East. Bulk carriers, for which market conditions had weakened since February 2004 regardless of vessel or freight type, rallied rapidly in the fourth week of June. Compared with the corresponding previous period, the overall performance largely improved, with attractive market conditions especially for handy-size vessel types.
Tanker Business: Under stable crude oil tanker market conditions supported by strong demand in China and North America, our VLCC *Tokachi* safely completed its calls at North American ports. This is the first time in 15 years that an NYK crude oil tanker has visited North American ports. In such an environment, our prospects for the planned full-fledged allocation of our vessels from 2005 looks brighter now. Although the tone of the market weakened due to the effect of periodic repairs at South Korean and Japanese oil refineries relative to the winter season, active demand for destinations in North America firmly supported the market. Moreover, an anticipated considerable decline in freight rates did not occur. As NYK Line's LNG tankers and those owned by group companies operated favorably during the quarter under review, the overall Tanker business performance improved comparing with the previous period.

<Logistics>
The airfreight business continued to do well, especially in Japan, with operating results surpassing the targets. In other businesses, aggressive campaigns were carried out to recover profitability at local affiliated companies that had experienced deficits in the prior fiscal year, as part of the first year of the Logistics Strategy Plan-II (LSP-II) that was implemented in May 2004. Such groupwide earnings generation efforts have achieved good results according to plan.

<Cruise>
Stable earnings were secured during the quarter under review, reflecting a clear tendency of recovery in the Japanese market. In the U.S. market, recovery of passenger numbers in the luxury class was slow owing to concerns about possible terrorist attacks in view of the explosions earlier this year at Spanish railway stations.

<Terminal and Harbor Transport Services>
Sustained by the steady cargo movement of container goods, container handling volume grew substantially at terminals worldwide, including Japan, thereby fulfilling the performance objectives for the first quarter.

<Other Services>
Revenues and earnings declined versus the year-earlier period in such shipping-related services as the wholesaling of shipping machinery and equipment, and tugboat operations. Earnings from the real estate business increased. Revenues were down but earnings grew in such other services as information processing services, oil wholesaling and travel agency services.

Outlook
In view of the above performance for the first quarter, ended June 30, 2004, and the current steady shipping conditions, we have revised our forecasts for consolidated operating results for the interim term ending September 30, 2004, as follows: revenues of ¥750 billion (up ¥30 billion from the previous forecast), operating income of ¥65 billion (up ¥11 billion from the previous forecast), income before extraordinary items of ¥60 billion (up ¥13 billion from the previous forecast) and net income of ¥28 billion (up ¥11 billion from the previous forecast). Similarly, we revised our forecasts for non-consolidated operating results for the period as follows: revenues of ¥395 billion (up ¥15 billion from the previous forecast), operating income of ¥40 billion (up ¥6 billion from the previous forecast), income before extraordinary items of ¥39 billion (up ¥6 billion from the previous forecast) and net income of ¥20 (up ¥4 billion from the previous forecast).
For the second half of this fiscal year, despite higher fuel prices and partial unpredictability of shipping markets, we forecast consolidated operating results to fulfill the planned performance objectives set for the period. As a result, we have revised our forecasts for consolidated operating results for the fiscal year ending March 31, 2005, as follows: revenues of ¥1,500 billion (up ¥40 billion from the previous forecast), operating income of ¥132 billion (up ¥11 billion from the previous forecast), income before extraordinary items of ¥120 billion (up ¥12 billion from the previous forecast) and net income of ¥62 billion (up ¥7 billion from the previous forecast). We also revised our forecasts for non-consolidated operating results for the period as follows: revenues of ¥780 billion (up ¥30 billion from the previous forecast), operating income of ¥84 billion (up ¥7 billion from the previous forecast), recurring profit of ¥80 billion (up ¥8 billion from the previous forecast) and net income of ¥44 billion (up ¥5 billion from the previous forecast).

Financial Outlook for fiscal year ending March, 2004		Interim period				Full year			
		Previous	Revised	Change	Percentage Changed	Previous	Revised	Change	Percentage Changed
Revenues	Consolidated	7,200	7,500	300	4%	14,600	15,000	400	3%
	Non-Consolidated	3,800	3,950	150	4%	7,500	7,800	300	4%
Operating profit	Consolidated	540	650	110	20%	1,210	1,320	110	9%
	Non-Consolidated	340	400	60	18%	770	840	70	9%
Income before extraordinary items	Consolidated	470	600	130	28%	1,080	1,200	120	11%
	Non-Consolidated	330	390	60	18%	720	800	80	11%
Net income	Consolidated	170	280	110	65%	550	620	70	13%
	Non-Consolidated	160	200	40	25%	390	440	50	13%

Consolidated Balance Sheets for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2004 (As of June 30, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Three months ended June 30, 2004 (As of June 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	73,283		65,373		7,910	73,191	
Notes and accounts receivable—trade	169,553		167,868		1,684	146,237	
Marketable securities	2,544		3,022		(478)	5,921	
Inventories	22,604		19,850		2,754	18,858	
Deferred and prepaid expenses	40,613		37,813		2,799	34,048	
Deferred tax assets	8,088		7,977		111	2,805	
Other current assets	82,849		70,568		12,280	61,406	
Allowance for doubtful accounts	(1,754)		(1,800)		46	(3,678)	
Total current assets	397,783	27.7	370,673	26.9	27,109	338,791	26.3
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	459,305		445,383		13,922	463,254	
Buildings and structures	67,362		68,396		(1,034)	64,926	
Machinery and transportation equipment	17,595		17,957		(361)	18,996	
Equipment and fixtures	6,868		7,012		(143)	6,098	
Land	66,489		66,263		226	62,035	
Construction in progress	47,754		39,035		8,719	27,243	
Others	8,130		8,356		(226)	7,069	
Total vessels, property and equipment, net of accumulated depreciation	673,506	46.9	652,405	47.4	21,101	649,624	50.4
(Intangible assets)							
Leasehold	2,002		1,975		27	1,972	
Software	13,767		11,857		1,910	9,351	
Consolidation adjustments account	7,212		7,188		23	8,845	
Others	7,225		7,554		(328)	7,772	
Total intangible assets	30,207	2.1	28,575	2.1	1,632	27,943	2.2
(Investments and other assets)							
Investment securities	273,098		263,584		9,513	199,077	
Long-term loans receivable	8,396		10,308		(1,911)	15,203	
Deferred tax assets	3,179		2,805		374	5,325	
Others	52,315		50,173		2,142	56,353	
Allowance for doubtful accounts	(2,122)		(1,999)		(123)	(3,637)	
Total investments and other assets	334,867	23.3	324,872	23.6	9,995	272,321	21.1
Total fixed assets	1,038,582	72.3	1,005,852	73.1	32,729	949,888	73.7
Deferred charges	269	0.0	137	0.0	131	238	0.0
Total assets	1,436,634	100.0	1,376,664	100.0	59,970	1,288,919	100.0

(Millions of yen)

Account title	Three months ended June 30, 2004 (As of June 30, 2004)		Year ended March 31, 2003 (As of March 31, 2003)		Increase or decrease	Three months ended June 30, 2003 (As of June 30, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Notes and accounts payable—trade	136,251		136,674		(423)	120,215	
Short-term redemption money for bonds	33,200		20,200		13,000	18,000	
Short-term bank loans	144,828		143,048		1,779	130,555	
Commercial paper	26,000		—		26,000	7,000	
Income taxes payable	15,433		26,061		(10,627)	9,535	
Deferred tax liabilities	2,011		1,351		659	2,362	
Advance received	41,943		37,155		4,787	38,940	
Employees' bonuses accrued	6,983		6,981		2	5,597	
Other current liabilities	54,939		54,280		659	44,299	
Total current liabilities	461,590	32.1	425,753	30.9	35,836	376,507	29.2
Long-term liabilities							
Bonds	108,801		101,797		7,003	112,003	
Long-term debt	394,731		389,435		5,296	424,073	
Deferred tax liabilities	22,895		23,092		(197)	4,189	
Reserve for employees' retirement benefits	19,511		19,225		285	18,979	
Reserve for directors' retirement benefits	1,969		2,513		(544)	1,934	
Reserve for periodic dry docking of vessels	4,093		4,574		(481)	5,297	
Reserve for EXPO 2005, AICHI, JAPAN	19		15		3	—	
Other long-term liabilities	29,452		28,540		912	24,485	
Total long-term liabilities	581,475	40.5	569,196	41.4	12,278	590,964	45.9
Total liabilities	1,043,065	72.6	994,950	72.3	48,115	967,471	75.1
MINORITY INTERESTS	24,323	1.7	23,669	1.7	654	22,581	1.7
SHAREHOLDERS' EQUITY							
Common stock	88,531	6.1	88,531	6.4	—	88,531	6.9
Additional paid-in capital	94,421	6.6	94,421	6.9	—	94,421	7.3
Retained earnings	157,618	11.0	146,755	10.6	10,862	126,216	9.8
Net unrealized holding gains on other securities	45,267	3.1	44,333	3.2	933	2,109	0.1
Foreign currency translation adjustments	(13,463)	(0.9)	(12,900)	(0.9)	(563)	(9,446)	(0.7)
Treasury stock	(3,129)	(0.2)	(3,096)	(0.2)	(32)	(2,965)	(0.2)
Total shareholders' equity	369,244	25.7	358,044	26.0	11,200	298,866	23.2
Total liabilities, minority interests and shareholders' equity	1,436,634	100.0	1,376,664	100.0	59,970	1,288,919	100.0

(2) Consolidated Statements of Income for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2004 (As of June 30, 2004)		Three months ended June 30, 2003 (As of June 30, 2003)		Increase or decrease	Year ended March 31, 2004 (As of March 31, 2004)	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues	372,238	100.0	326,573	100.0	45,665	1,398,320	100.0
Costs and expenses	300,432	80.7	270,168	82.7	30,263	1,158,352	82.8
Gross profit	71,806	19.3	56,404	17.3	15,401	239,967	17.2
Selling, general and administrative expenses	39,168	10.5	36,775	11.3	2,392	148,034	10.6
Operating income	32,637	8.8	19,628	6.0	13,009	91,933	6.6
Other income							
Interest and dividend income	2,282		1,631		651	5,264	
Equity in earnings of unconsolidated subsidiaries and affiliates	604		492		111	1,624	
Others	1,565		1,349		215	4,209	
Total other income	4,453	1.2	3,473	1.1	979	11,098	0.8
Other expenses							
Interest expenses	4,487		4,934		(447)	18,098	
Equity in losses of unconsolidated subsidiaries and affiliates	—		—		—	—	
Others	540		1,123		(583)	10,270	
Total other expenses	5,028	1.4	6,058	1.9	(1,030)	28,368	2.1
Income before extraordinary items	32,062	8.6	17,043	5.2	15,018	74,663	5.3
Extraordinary gains							
Gain on sale of vessels, property and equipment	868		3,015		(2,146)	5,337	
Other extraordinary gains	552		448		103	1,881	
Total extraordinary gains	1,421	0.4	3,463	1.1	(2,042)	7,258	0.5
Extraordinary losses							
Loss on sale of vessels, property and equipment	1,912		1,481		431	7,662	
Impairment loss on fixed assets	—		—		—	—	
Other extraordinary losses	956		478		477	12,723	
Total extraordinary losses	2,868	0.8	1,959	0.6	909	20,386	1.4
Income before income taxes and minority interests	30,614	8.2	18,548	5.7	12,066	61,535	4.4
Income taxes - and so on	12,416	3.3	9,140	2.8	3,276	24,285	1.7
Minority interests	1,073	0.3	639	0.2	433	2,439	0.2
Net income	17,124	4.6	8,767	2.7	8,356	34,810	2.5

Segment Information by Business

Three months ended June 30, 2004 (From April 1, 2004, to June 30, 2004)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	241,132	78,878	7,513	18,929	9,239	2,447	14,097	372,238	—	372,238
(2) Inter-segment revenues	535	185	—	5,169	813	486	9,541	16,732	(16,732)	—
Total revenues	241,668	79,063	7,513	24,099	10,052	2,933	23,639	388,971	(16,732)	372,238
Operating costs and expenses	208,952	77,901	9,412	23,646	10,464	2,136	23,805	356,321	(16,720)	339,601
Operating income (loss)	32,715	1,161	(1,899)	452	(411)	797	(165)	32,650	(12)	32,637
Income (loss) before extraordinary items	32,394	1,167	(2,170)	(416)	(282)	694	705	32,091	(29)	32,062

Three months ended June 30, 2003 (From April 1, 2003, to June 30, 2003)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	212,542	64,268	5,646	15,690	9,766	2,679	15,978	326,573	—	326,573
(2) Inter-segment revenues	588	279	—	4,358	940	311	7,703	14,181	(14,181)	—
Total revenues	213,130	64,548	5,646	20,049	10,706	2,990	23,682	340,754	(14,181)	326,573
Operating costs and expenses	192,214	63,823	7,913	20,130	10,720	2,251	24,060	321,115	(14,171)	306,944
Operating income (loss)	20,916	724	(2,266)	(80)	(14)	738	(378)	19,638	(10)	19,628
Income (loss) before extraordinary items	18,022	729	(2,543)	(110)	81	637	699	17,516	(472)	17,043

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	877,501	293,961	29,869	81,446	38,187	10,183	67,171	1,398,320	—	1,398,320
(2) Inter-segment revenues	2,363	1,015	—	20,910	4,297	2,429	35,625	66,642	(66,642)	—
Total revenues	879,864	294,976	29,869	102,357	42,485	12,613	102,796	1,464,962	(66,642)	1,398,320
Operating costs and expenses	788,542	291,410	35,315	101,752	42,470	9,559	104,035	1,373,085	(66,698)	1,306,386
Operating income (loss)	91,322	3,566	(5,446)	604	14	3,054	(1,238)	91,877	56	91,933
Income (loss) before extraordinary items	76,875	3,164	(6,604)	(2,048)	284	3,366	(395)	74,642	20	74,663

Notes:

1. Business segmentation method
   The NYK Group businesses are segmented based on the similarity in type and character of different services with reference to the Japan Standard Industry Classification, for which the sense of unity with respective management organizations is additionally taken into account.
2. Designations of major businesses and services which are included in each of the business segments

Shipping	Oceangoing and inshore cargo shipping; Vessel chartering; Forwarding agency (Overseas agencies on an exclusive basis for the NYK Group companies)
Logistics	Warehousing; Cargo forwarding
Cruise	Ownership and navigation of cruises
Terminal and Harbor Transport	Container terminal operation; Harbor transport
Shipping-related Services	Forwarding agency (Domestic agencies on a non-exclusive basis for the NYK Group companies); Tugboat operation; Wholesaling of shipping machinery and equipment; Other various services incidental to transportation
Real Estate	Rental/lease, management and sale of real estate
Others	Information processing service; Wholesaling of petroleum products; Travel services; Air freight services and so on

3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments

Supplements

※ Rounded down to the nearest 0.1 billion yen.

1. Transition of quarterly results (Consolidated)

Fiscal year ended March 31, 2005

	April 1, 2004, to June 30, 2004	July 1, 2004, to September 30, 2004	October 1, 2004, to December 31, 2004	January 1, 2005, to March 31, 2005
Revenues	billions of yen 372.2	billions of yen	billions of yen	billions of yen
Operating income	32.6			
Income before extraordinary items	32.0			
Net income	17.1			
Net income per share (Basic)	yen 14.02	yen	yen	yen
Net income per share (Diluted)	-			
Total assets	billions of yen 1,436.6	billions of yen	billions of yen	billions of yen
Shareholders's equity	369.2			
Shareholder's equity per share	yen 302.29	yen	yen	yen

Fiscal year ended March 31, 2004

	April 1, 2003, to June 30, 2003	July 1, 2003, to September 30, 2003	October 1, 2003, to December 31, 2003	January 1, 2004, to March 31, 2004
Revenues	billions of yen 326.5	billions of yen 353.4	billions of yen 352.2	billions of yen 366.0
Operating income	19.6	24.8	25.0	22.4
Income before extraordinary items	17.0	20.3	19.5	17.7
Net income	8.7	12.5	13.1	0.3
Net income per share (Basic)	yen 7.18	yen 10.25	yen 10.78	yen 0.06
Net income per share (Diluted)	-	-	-	-
Total assets	billions of yen 1,288.9	billions of yen 1,351.7	billions of yen 1,371.5	billions of yen 1,376.6
Shareholders's equity	298.8	333.5	337.3	358.0
Shareholder's equity per share	yen 244.60	yen 272.97	yen 276.18	yen 292.88

(Notes)
1. Above results of each three months period (Revenues・Operating income・Income before extraordinary items・Net income) are calculated by subtracting relevant results of three months from April to June, six months from April to September (Interim period), nine months from April to December, and twelve months (full fiscal year).
2. "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

2. Exchange rate (Consolidated)

	April 1, 2004 to June 30, 2004	April 1, 2003 to June 30, 2003	Change	April 1, 2003 to March 31, 2004
Average	¥ 108.71 to the dollar	¥ 119.38 to the dollar	Yen up 10.67	¥ 113.97 to the dollar
End of period	¥ 108.43 to the dollar	¥ 119.80 to the dollar	Yen up 11.37	¥ 105.69 to the dollar

	As of March 31, 2004	As of March 31, 2003	Change	As of December 31, 2003
End of period	¥ 105.69 to the dollar	¥ 120.20 to the dollar	Yen up 14.51	¥ 107.13 to the dollar

3. Bunker price (Consolidated)

	April 1, 2004 to June 30 2004	April 1, 2003 to June 30, 2003	Change	April 1, 2003 to March 31, 2004
Consumed bunker price	$178.41 per ton	$181.86 per ton	Decrease $3.45 per ton	$174.37 per ton

4. Interest bearing debt (Consolidated)

(billions of yen)

	As of June 30, 2004	As of March 31, 2004	Change	As of June 30, 2003
Debt	539.5	532.4	7.0	554.6
Bonds	142.0	121.9	20.0	130.0
Commercial Paper	26.0	-	26.0	7.0
Total	707.5	654.4	53.0	691.6

5. Breakdown of income and expense of Shipping business (Non-consolidated)

(billions of yen)

	April 1, 2004 to June 30, 2004	Percentage	April 1, 2003 to June 30, 2003	Percentage	Change	Percentage change
Freight	152.9	77.4%	139.5	77.1%	13.3	9.6%
Time charter out charterage	36.3	18.4%	33.3	18.4%	2.9	8.9%
Others	8.2	4.2%	8.1	4.5%	0.0	0.8%
Total Shipping income	197.5	100.0%	181.1	100.0%	16.4	9.1%
Operating cost	78.3	46.6%	76.8	49.2%	1.4	1.8%
Shipping cost	5.9	3.6%	5.8	3.7%	0.1	2.3%
Time charge in charterage	71.5	42.6%	62.2	39.8%	9.2	14.9%
Others	12.0	7.2%	11.4	7.3%	0.5	5.2%
Total Shipping expense	167.9	100.0%	156.4	100.0%	11.4	7.3%

Non-consolidated Balance Sheets for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2004 (As of June 30, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Three months ended June 30, 2003 (As of June 30, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	12,569		11,021		1,547	7,723	
Accounts receivable—trade	56,238		52,061		4,177	51,145	
Short-term loans receivable	64,620		56,400		8,219	46,253	
Advance money	2,158		2,039		118	1,296	
Supplies	9,957		9,181		776	9,518	
Deferred and prepaid expenses	35,334		31,593		3,740	29,345	
Receivables from agencies	7,615		6,099		1,516	6,563	
Deferred tax assets	5,503		5,503		-	3,970	
Other current assets	15,712		14,766		946	9,479	
Allowance for doubtful accounts	(16,886)		(16,597)		(289)	(13,817)	
Total current assets	192,823	21.7	172,070	20.2	20,753	151,477	19.2
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	117,491		117,309		182	131,090	
Buildings	25,431		25,810		(378)	29,639	
Equipment and fixtures	1,590		1,619		(28)	1,180	
Land	39,647		39,647		-	40,790	
Construction in progress	3,965		3,136		829	2,870	
Others	2,043		2,043		-	2,107	
Total vessels, property and equipment, net of accumulated depreciation	190,170	21.4	189,566	22.2	604	207,678	26.3
(Intangible assets)							
Leasehold	513		513		-	1,098	
Software	11,528		9,656		1,871	7,499	
Others	719		722		(2)	733	
Total intangible assets	12,761	1.5	10,892	1.3	1,868	9,331	1.2
(Investments and other assets)							
Investment securities	208,889		205,087		3,802	143,215	
Investment in stocks of associated companies	159,388		152,406		6,982	138,302	
Investment in capital of associated companies	1,320		1,320		-	841	
Long-term loans receivable	107,952		103,506		4,445	106,560	
Deferred tax assets	-		-		-	9,009	
Others	24,818		25,873		(1,054)	31,221	
Allowance for doubtful accounts	(10,089)		(7,824)		(2,265)	(7,458)	
Total investments and other assets	492,279	55.4	480,369	56.3	11,910	421,693	53.3
Total fixed assets	695,211	78.3	680,828	79.8	14,383	638,703	80.8
Deferred charges							
Bond issue cost	266		134		132	234	
Total deferred charges	266	0.0	134	0.0	132	234	0.0
Total assets	888,301	100.0	853,032	100.0	35,268	790,416	100.0

(Millions of yen)

Account title	Three months ended June 30, 2004 (As of June 30, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Three months ended June 30, 2003 (As of June 30, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Accounts payable—trade	53,307		47,944		5,363	46,168	
Short-term redemption money for bonds	33,000		20,000		13,000	18,000	
Short-term bank loans	29,719		40,178		(10,459)	49,740	
Commercial paper	26,000		-		26,000	7,000	
Accounts payable—other	2,250		2,074		176	1,412	
Income taxes payable	8,522		17,318		(8,795)	5,609	
Advance received	22,994		19,264		3,729	19,827	
Deposits received	29,329		29,163		166	20,344	
Payables to agencies	1,593		1,197		395	1,114	
Employees' bonuses accrued	2,057		2,671		(614)	1,294	
Other current liabilities	5,762		10,373		(4,611)	3,093	
Total current liabilities	214,537	24.2	190,186	22.3	24,351	173,605	22.0
Long-term liabilities							
Bonds	107,800		100,800		7,000	110,800	
Long-term debt	208,291		207,802		489	220,799	
Deferred tax liabilities	12,275		11,810		464	-	
Reserve for employees' retirement benefits	1,402		1,362		39	542	
Reserve for directors' retirement benefits	631		775		(143)	611	
Reserve for periodic dry docking of vessels	3,469		3,930		(461)	4,711	
Reserve for EXPO 2005, AICHI, JAPAN	19		15		3	-	
Other long-term liabilities	17,228		19,265		(2,036)	15,791	
Total long-term liabilities	351,118	39.5	345,762	40.5	5,355	353,256	44.7
Total liabilities	565,656	63.7	535,948	62.8	29,707	526,862	66.7
SHAREHOLDERS' EQUITY							
Common stock	88,531	10.0	88,531	10.4	-	88,531	11.2
Additional paid-in capital							
Capital reserve	93,198	10.5	93,198	10.9	-	93,198	11.8
Retained earnings	101,616	11.4	96,797	11.4	4,818	84,024	10.6
Legal reserve	13,146		13,146		-	13,146	
Voluntary reserves							
Reserve for dividends	50		50		-	50	
Reserve for special depreciation	4,685		6,892		(2,207)	6,892	
Investment loss reserve	3		4		(1)	4	
Reserve for advanced depreciation of fixed assets	3,062		4,043		(980)	4,043	
General reserve	48,324		28,324		20,000	28,324	
Unappropriated retained earnings	32,343		44,335		(11,992)	31,563	
Net unrealized holding gains on other securities	42,414	4.8	41,639	4.9	774	751	0.1
Treasury stock	(3,114)	-0.4	(3,081)	-0.4	(32)	(2,951)	-0.4
Total shareholders' equity	322,645	36.3	317,083	37.2	5,561	263,554	33.3
Total liabilities and shareholders' equity	888,301	100.0	853,032	100.0	35,268	790,416	100.0

Non-consolidated Statements of Income for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2004 (From April 1, 2004, to June 30, 2004)		Three months ended June 30, 2003 (From April 1, 2003, to June 30, 2003)		Increase or decrease	Year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues							
Revenue from shipping business	197,537		181,104		16,433	739,857	
Revenue from other businesses	2,247		2,355		(108)	9,317	
Total revenues	199,785	100.0	183,459	100.0	16,325	749,174	100.0
Operating costs and expenses							
Costs and expenses for shipping business	167,917		156,476		11,441	634,624	
Costs and expenses for other businesses	1,763		1,778		(15)	7,314	
General and administrative expenses	10,462		9,678		783	39,272	
Total operating costs and expenses	180,143	90.2	167,933	91.5	12,209	681,211	90.9
Operating income	19,641	9.8	15,526	8.5	4,115	67,963	9.1
Other income							
Interest and dividend income	3,154		1,944		1,210	6,687	
Others	272		319		(47)	1,070	
Total other income	3,426	1.7	2,263	1.2	1,162	7,757	1.0
Other expenses							
Interest expenses	2,248		2,647		(399)	9,285	
Others	255		962		(707)	6,303	
Total other expenses	2,503	1.2	3,610	2.0	(1,106)	15,588	2.1
Income before extraordinary items	20,564	10.3	14,179	7.7	6,385	60,132	8.0
Extraordinary gains							
Gain on sale of vessels, property and equipment	242		1,580		(1,337)	1,613	
Other extraordinary gains	383		326		56	2,133	
Total extraordinary gains	625	0.3	1,906	1.1	(1,280)	3,746	0.5
Extraordinary losses							
Loss on sale of vessels, property and equipment	30		59		(28)	722	
Other extraordinary losses	2,690		610		2,080	16,394	
Total extraordinary losses	2,720	1.4	669	0.4	2,051	17,116	2.3
Income before income taxes	18,469	9.2	15,415	8.4	3,053	46,762	6.2
Income taxes and so on	7,462	3.7	6,707	3.7	755	19,172	2.5
Net income	11,007	5.5	8,708	4.7	2,298	27,590	3.7
Surplus brought forward	21,336	10.7	22,854	12.5	(1,518)	22,854	3.0
Interim dividend	-	-	-	-	-	6,109	0.8
Unappropriated retained earnings	32,343	16.2	31,563	17.2	779	44,335	5.9

Sections of our semi-annual business report for the half year ended September 30, 2004 are substantially identical to sections of our annual report for the year ended March 31, 2004 (attached as exhibit B), and sections of our brief statement of financial results for the half year ended September 30, 2004 (attached as exhibit G). This exhibit F contains all those sections for which there is no otherwise published substantially identical section.

The following table indicates the location of these sections or substantially identical sections.

Section of our semi-annual business report for the half year ended September 30, 2004	Location of section or substantially identical section
Balance Sheet, Statement of Income, Operating report, Corporate Group	Brief statement of interim financial results for the half year ended September 30, 2004 (attached as exhibit G)
Message from the President	Annual Report for the year ended March 31, 2004 (attached in pages 2-4 of exhibit B)
News	"NYK Line Business Credo"(included in exhibit F)
Company Information, Status of Shares, and Company officers	Semi-annual 2004 Supplements (included in exhibit F)

Current State of the Consolidated Group and the Company (as of Sep. 30, 2004)

Principal Business of the Consolidated Group

Shipping, logistics, cruise, terminal and harbour transport, shipping related services and real estate business

Principal Business Offices of the Consolidated Group

The Company

Head Office: .... (Yusen Bldg.) 3-2, Marunouchi 2 Chome, Chiyoda-ku, Tokyo

Shares

Total number of shares authorized to be issued	2,983,550,000
Number of shares issued	1,230,188,073
Number of shareholders	118,153

Major shareholders (Top 10)

Name	Number of shares held (thousand shares)
Japan Trustee Services Bank, Ltd. (trust account)	118,962
The Master Trust Bank of Japan, Ltd. (trust account)	106,699
Tokio Marine & Nichido Fire Insurance Co., Ltd.	56,825
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. account, (retirement allowance trust account)	54,717
Meiji Yasuda Life Insurance Co.	38,899
The Bank of Tokyo-Mitsubishi, Ltd.	36,978
Mizuho Corporate Bank, Ltd.	35,067
State Street Bank and Trust Co.	16,086
Deutsche bank AG, Frankfurt	14,661
Trust & Custody Services Bank, Ltd. (trust B account)	13,708

Treasury Stock Acquired, Disposed or Lapsed and Held

Shares acquired		
Less-than-One-Voting-Unit Share Purchased	Common Stock	255,183
Shares disposed of or lapsed	None	
Shares held as of the end of the fiscal term	Common Stock	8,823,754

Employees of the consolidated group and the Company

		Number of employees (persons)
Employees		1,732
	Employees on sea duty	457
Total		1,732

Directors and Corporate Auditors as of September 30, 2004

Chairman	Takao Kusakari*		
President	Koji Miyahara*		
Executive Vice Presidents	Tadatoshi Mamiya*	Tadamasa Ishida*	
Senior Managing Directors	Yukio Ozawa*	Koji Usami*	Takao Manji*
Managing Directors	Michio Tamiya	Yasushi Yamawaki	
	Takahiro Ota	Koichi Aoki	
	Hiromitsu Kuramoto	Minoru Sato	
	Yasumi Kudo	Koichi Inoue	
	Hiroshi Sugiura		
Director	Masahiro Aoyama		
Directors**	Hiroyuki Shimizu	Yutaka Yasunaga	
	Tsugio Yamada	Susumu Kikuchi	
	Motoo Igawa	Masamichi Morooka	
	Naoki Takahata	Makoto Igarashi	
	Yoshiharu Murata	Masato Katayama	
	Masahiro Kato	Hidenori Hono	
	Yuji Semba		
	Koichiro Shoji	Shinji Kobayashi	
	Tetsufumi Otsuki	Takeshi Matsunaga	
	Takatake Naraoka	Genta Oyama	

*Representative Directors

**These Directors are not regulated by the Commercial Code of Japan

Corporate Auditors (Full-time)		
	Ryuji Narisada	Kazuhira Kamiya
Outside Corporate Auditors (Part-time)		
	Keisuke Kitajima	Tsuyoshi Miyazaki

NYK Line Business Credo

Since its foundation in 1885, Nippon Yusen Kabushiki Kaisha (NYK Line) has overcome various challenges and grown steadily to become one of the world's leading shipping companies.

While recognizing the importance of wide-ranging trade and commerce as a basis for the development of the world's economies and cultures, we at NYK Line have sought to offer safe, high-quality services as both a logistics megacarrier and cruise enterprise. We believe that we can best contribute to the sustainable growth of international society by respecting human rights, complying with all relevant laws, and conducting business in compliance with a code of social ethics. In support of this effort, we have developed the "NYK Line Business Credo" that follows.

1. Mission to Society

Conscious of our mission to society to offer safe and high-quality services as a logistics megacarrier and cruise enterprise, we shall listen carefully to the wishes of our customers, satisfy their expectations, earn their trust, and secure reasonable profits through proper business operations. At the same time, we shall comply with our shareholders' expectations and communicate closely with all stakeholders in an effort to foster the development of society.

2. Safe Voyages and Global Environmental Protection

We recognize that achieving safe passage for our ships is our paramount task. Therefore, we shall attempt to improve existing safety measures based on international safety standards and encourage the use of safe operating techniques. We also recognize that the oceans are precious natural assets, and so we shall develop environmental policies aimed at preventing marine pollution and preserving a sound global environment.

3. Reinforcement of Security Measures

To prevent the shutdown or inappropriate use of international logistics networks as a result of illegal activities, and to prevent any improper access to information or leakage of

information held in privacy by our company, we shall take measures to ensure and maintain security.

4. Observance of All Laws and Regulations

We are aware that all commercial enterprises can rightly be termed members of society, and as such, we shall make it our principle to act fairly, observe all laws and regulations, respect the integrity of local cultures and customs, and perform our business activities in compliance with a code of social ethics.

5. Exclusion of Antisocial Activities

We shall be resolutely opposed to any antisocial individuals or organizations that threaten civil order and public safety.

6. Disclosure of Information and Communication with Society

We shall work to disclose appropriate business information in an active, timely, and fitting manner, and similarly work to communicate broadly and meaningfully with society.

7. Preservation of a Favorable Working Environment

We shall respect the diversity, personalities and individualities of our company staff members, and endeavor to maintain a favorable working environment for all.

We, the top management of NYK Line, recognize that realizing the spirit of this Credo is our personal responsibility. We shall therefore take the initiative and set an example for others at NYK Line. We shall also inform all related parties about the Credo and create internal systems to support its effectiveness. In the event of any legal violation, improper action, major disregard of the Credo, or other emergency, we shall act swiftly and precisely to identify and rectify the problem, and assume responsibility for preventing its recurrence.

Constituted on 19th December, 1997
Amended on 26th August, 2004

Year ended March 31, 2005 November 11, 2004

FINANCIAL HIGHLIGHTS FOR THE INTERIM PERIOD ENDED SEPTEMBER 30, 2004 (CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Office, Finance Group. +81-3-3284-6008
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058
Date of the Board of Directors meeting on settlement of accounts: November 11, 2004
Adoption of US GAAP: No

1. Financial and Business Results for the half year. (From April 1, 2004, to September 30, 2004)

(1) Consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Half year ended September 30, 2004	768,179	13.0	72,678	63.5	70,311	88.2
Half year ended September 30, 2003	680,029	10.6	44,438	7.7	37,362	22.4
Fiscal year ended March 31, 2004	1,398,620		91,933		74,663	

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Half year ended September 30, 2004	29,772	39.9	24.38	-
Half year ended September 30, 2003	21,286	173.3	17.42	-
Fiscal year ended March 31, 2004	34,810		28.27	

Notes:
1) Equity in earnings of unconsolidated subsidiaries and affiliates
Half year ended September 30, 2004: ¥1,214 million, Half year ended September 30, 2003: ¥975million,
Fiscal year ended March 31, 2004: ¥1,624 million
2) Average number of shares outstanding during the period (consolidated):
Half year ended September 30, 2004: 1,221,445,871 shares, Half year ended September 30, 2003: 1,221,817,882 shares, Fiscal year ended March 31, 2004: 1,221,728,575 shares
3) Change in accounting method: Yes
4) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the same interim period of the preceding year.
5) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of the interim period of the fiscal year.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Half year ended September 30, 2004	1,439,454	381,726	26.5	312.56
Half year ended September 30, 2003	1,351,735	333,501	24.7	272.97
Fiscal year ended March 31, 2004	1,376,664	358,044	26.0	292.88

Note: Number of issued and outstanding shares at end of the interim fiscal year (year) (consolidated):
Half year ended September 30, 2004: 1,221,300,692 shares,
Half year ended September 30, 2003: 1,221,744,089 shares,
Fiscal year ended March 31, 2004: 1,221,555,956 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Half year ended September 30, 2004	68,635	(69,662)	6,796	70,800
Half year ended September 30, 2003	54,273	(48,564)	(22,448)	68,293
Fiscal year ended March 31, 2004	111,360	(88,089)	(34,862)	63,632

(4) Scope of consolidation and application of the equity method:
Consolidated subsidiaries: 469, Affiliates accounted for by the equity method: 30

(5) Changes in the scope of consolidation and the application of the equity method:
Consolidation (Newly added): 50, Consolidation (Excluded): 6
Equity method (Newly added): 1, Equity method (Excluded): 1

2. Consolidated Forecast of Financial Results for Fiscal Year 2004 (From April 1, 2004, to March 31, 2005)

	Revenues	Operating income	Income before extraordinary items	Net income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Full year	1,540,000	150,000	140,000	63,000

(Reference)
Projected net income per share (full-year): ¥51.58
Performance forecast assumptions:
Exchange rate; ¥105/US$ (October 2004 - March 2005)
Bunker oil price; US$195/MT (October 2004 - March 2005)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.
Refer to Pages 9-14 of the Attachments for the assumptions and related information on forecasts.

1. Corporate Group

The NYK Line Group, which consists of Nippon Yusen Kabushiki Kaisha ("the Company"), 469 consolidated subsidiaries and 30 affiliates accounted for by the equity method, engages in various business operations globally. The groupwide businesses are classified into seven segments: the mainstay Shipping, Logistics, Cruise, Terminal and Harbor Transport, Shipping-Related, Real Estate and Others.
The principal lines of business of the Group companies and their relationships with each other are as follows:

Business Segment	Lines of Business	Major Associated Companies Engaged in the Business
Shipping	The Company and its associated companies engage in international marine cargo transportation businesses with liners, trampers, tankers and other vessels in order to receive freight, vessel chartering fees, navigation fees and other revenues.	* NYK GLOBAL BULK CORPORATION * TOKYO SENPAKU KAISHIA, LTD. * NYK-HINODE LINE, LTD. * KINKAI YUSEN LOGISTICS CO., LTD. * HACHIUMA STEAMSHIP CO., LTD. * ASAHI SHIPPING CO., LTD. * PACIFIC MARITIME CORPORATION * CAMELLIA LINE CO., LTD. * NYK BULKSHIP (EUROPE) LTD. * NYK REEFERS LTD. * SAGA SHIPHOLDING (IOM) LTD. * NYK BULKSHIP (USA) INC. * NYK BULKSHIP (ASIA) PTE. LTD. # SHINWA KAIUN KAISHA, LTD. # KYOEI TANKER CO., LTD. # TAIHEIYO KAIUN CO., LTD. # MITSUBISHI ORE TRANSPORT CO., LTD. # TAIHEIYO KISEN KAISHA, LTD. * NYK LINE (NORTH AMERICA) INC. * NYK LINE (EUROPE) LTD. * ALBIREO WARITIMA S.A. and other associated companies
Logistics	The Company and its associated companies engage globally in warehousing and cargo transportation businesses to supply an integrated logistics network worldwide for marine, land and air transportation.	* YUSEN AIR & SEA SERVICE CO., LTD. * JIT CORPORATION * UNI-X CORPORATION * YUSEN KOUN CO., LTD. * ASAHI UNYU KAISHA, LTD. * GST CORPORATION * NYK LOGISTICS (UK) MANUFACTURING & RETAIL LTD. * NYK LOGISTICS (UK) CONSUMER & RETAIL LTD. * YUSEN AIR & SEA SERVICE (USA) INC. * NYK LOGISTICS (THAILAND) CO., LTD. * NYK LOGISTICS (UWDC) INC. * NYK LOGISTICS (BELGIUM) N.V. * NYK LOGISTICS (DEUTSCHLAND) GMBH * NYK LOGISTICS (ETA) PTY. LTD.
Cruise	Several associated companies of the Company engage in cruise operations with owned luxury cruise ships in the United States, Japan and Australia.	* NYK CRUISES CO., LTD. * CRYSTAL CRUISES, INC. * CRYSTAL SHIP (BAHAMAS) LTD.
Terminal and Harbor Transport	The Company and its associated companies engage in domestic and overseas container terminal operations and harbor transportation services.	* UNI-X CORPORATION * GENEQ CORPORATION * NIPPON CONTAINER TERMINALS CO., LTD. * NIPPON CONTAINER YUSO CO., LTD. * ASAHI UNYU KAISHA, LTD. * YUSEN TERMINALS INC. * NYK TERMINALS (NORTH AMERICA) INC.

Shipping-Related Services	Several associated companies of the Company engage in domestic and overseas shipping-agency businesses, tugboat operations, wholesaling of shipping machinery and equipment and other various services incidental to transportation.	* NYK TRADING CORPORATION * SANYO TRADING CO., LTD. * NIPPON KAIYOSHA, LTD.
Real Estate	The Company and associated companies engage in office leasing, as well as the management and sale of real estate properties.	* YUSEN REAL ESTATE CORPORATION
Others	Several associated companies of the Company engage in a variety of businesses including information processing services, wholesaling of petroleum products, travel services, air freight services and so on.	* NYK TRADING CORPORATION * NYK SYSTEMS RESEARCH INSTITUTE (NSRI) * YUSEN TRAVEL CO., LTD. # NIPPON CARGO AIRLINES CO., LTD.

Note:

Companies marked with * are consolidated subsidiaries. Companies marked with # are affiliates accounted for by the equity method.

Of all the subsidiaries, only YUSEN AIR & SEA SERVICE CO., LTD., is listed on the JASDAQ.

The following diagram schematically shows the relationships of the respective group companies and businesses of the NYK Group.



Customers
Nippon Yusen Kabushiki Kaisha
Logistics:
*Yusen Air & Sea Service Co., Ltd.
*UNI-X Corporation
*Asahi Unyu Kaisha, Ltd.
*GST CORPORATION
*NYK LOGISTICS (UK) MANUFACTURING & RETAIL LTD.
*NYK LOGISTICS (UK) CONSUMER & RETAIL LTD.
*YUSEN AIR & SEA SERVICE (USA) INC.
and other associated companies
*JIT Corporation
*Yusen Koun Co., Ltd.
Terminal and Harbor Transport:
*UNI-X Corporation
*Nippon Container Terminals Co., Ltd.
*Asahi Unyu Kaisha, Ltd.
*NYK TERMINALS (NORTH AMERICA) INC.
and other associated companies
*Geneq Corporation
*Nippon Container Yuso Co., Ltd.
*YUSEN TERMINALS INC.
Shipping:
Ocean-going cargo shipping
*NYK Global Bulk Corporation
*NYK-Hinode Line, Ltd.
*Hachiuma Steamship Co., Ltd.
*NYK REEFERS LTD.
and other associated companies
*Tokyo Senpaku Kaishia, Ltd.
*Kinkai Yusen Logistics Co., Ltd.
*Asahi Shipping Co., Ltd.
Vessel holding
*ALBIREO MARITIMA S.A.
and other associated companies
Forwarding agency
*NYK LINE (NORTH AMERICA) INC.
*NYK LINE (EUROPE) LTD.
and other associated companies
Tugboat
*Nippon Kaiyosha, Ltd.
and other associated companies
Wholesaling of shipping machinery and equipment
*NYK Trading Corporation
*Sanyo Trading Co., Ltd.
and other associated companies
Cruise:
*NYK Cruises Co., Ltd.
*CRYSTAL CRUISES, INC. and other associated companies
Real Estate:
*Yusen Real Estate Corp. and other associated companies
Others:
Information processing
*NYK Systems Research Institute (NSRI)
Travel services
*Yusen Travel Co., Ltd.
Wholesaling of petroleum products
*NYK Trading Corporation
Air freight services
#Nippon Cargo Airlines Co., Ltd.
And other associated companies
Flow of services rendered
*Consolidated subsidiary
Affiliates accounted for by the equity method

2. Management Policy

1. Basic Management Policy

Our company has surmounted numerous difficulties since its founding in 1885 and has continued to achieve sound growth as a leader of the world's shipping community. Keenly conscious of the importance of the wide range of exchanges between people and goods as the cornerstone of world economic and cultural development and, simultaneously, fully aware of our social mission to provide safe, quality services as a comprehensive physical distributor and passenger ship operator, the NYK Group strives, day in and day out, to live up to our customers' expectations by focusing on our originality and creativity. We also maintain a basic management policy of rewarding our shareholders by securing reasonable profits through lawful and fair corporate management and by contributing to the development of the international community.

2. Basic Policy on Profit Distribution

Profit distribution, returning our profits to our shareholders, has been regarded as one of the most important management tasks. Based on maintaining stable dividend payments, we have a policy of distributing profits through broad-based judgments of such factors as our company's business outlook and dividend payout ratio, while also taking into account not only the future development of our business, such as the expansion of shipping as well as logistics, but also the maintenance of sufficient internal reserves for coping with fluctuations in the shipping market.

In conformity with this policy, the dividend for the current fiscal year, ending March 31, 2005, an increase of the interim dividend, and a change in the forecast for the annual dividend are as follows.

1) The reasons for an increased interim dividend and a changed forecast for the annual dividend

For the current fiscal year, we intend to pay a year-end dividend of ¥7.50 per share, combined with an interim dividend of ¥7.50 per share, results in an annual dividend of ¥15.00.

2) Changes

	Interim dividend per share	Year-end dividend per share	Annual dividend per share
Latest change	¥7.50	¥7.50	¥15.00
Previous forecast	¥5.00	¥5.00	¥10.00
Last fiscal year, ended March 31, 2004	¥5.00	¥5.00	¥10.00

3. Policy for reducing the number of shares constituting one unit

Reducing the number of shares equal to one unit is recognized to be as an effective measure to encourage individual investor participation in trading and to increase the company's liquidity in the stock market. However, taking in consideration our company's stock performance, the number of shareholders, and the liquidity of our shares, we do not consider it appropriate at this time to reduce the number of shares equal to one unit. Henceforth, we will timely study the situation, taking into consideration our share price and investors' concerns.

4. Medium- to Long-Term Management Strategy of the NYK Group

Our company mapped out its first medium- to long-term group management vision, NYK 21, in 1986, and formulated the fifth NYK 21 under the name of Forward 120 in May of last year. To mark our upcoming 120th anniversary in October 2005, Forward 120 is a two-year action plan for the NYK Group, designed to maintain sustained growth and support a further leap forward.

The three key strategies of Forward 120 are (1) the expansion of the global logistics business, (2) the global development of the bulk and energy transport business, and (3) stabilizing profitability in the container transport division. To attain the numerical targets, we must transform ourselves into a truly global enterprise and take up new challenges.

To start with, in April of last year we established the Global Logistics Headquarters to carry out the integration of three divisions: container transport, logistics and car transport. We intend to provide our customers with ever more attractive services by combining the strengths of these divisions, giving full play to their diverse logistical infrastructures, logistics technology and information technology (IT), and thereby creating the most appropriate integrated solutions for our customers.

One particular focus will be to vigorously expand our business by targeting broad-based logistics for the automotive industry. Simultaneously, we will reorganize the logistics companies within the NYK Group under six regional management organizations with the brand name of NYK Logistics and expand our logistics services.

At our bulk/energy resources transport headquarters, we will aggressively enter new spheres of business in the China/Asia and Atlantic markets. To newly secure bulk and energy transport business in the Atlantic market, we positioned a director in charge of sales and a CFO International in Europe in April of last year, and established the Bulk Energy Atlantic Group and an onsite subsidiary, Bulk & Energy B.V. Furthermore, we participate in the transport of energy resources to the United States, which will be a major energy importing country in the near future.

To improve our human resources training and staff capabilities, we set up *Monohakobi Technology Institute (MTI), in April of this year. The institute provides extensive education and training for NYK Group employees who are becoming increasingly multinational with the progression of globalization. With challenging tasks in new spheres and the adoption and development of new techniques, we will make the most of our existing shipping operating know-how, logistics technology and IT—all of which have already produced tangible results. (*Monohakobi is Japanese for transportation.)

We will also expand our organizations and systems flexibly by realizing our group's global personnel strategy, Global Human Resources (GHR), and promoting the recruitment and training of local staff in cooperation with our regional headquarters. Through this new project, we will foster the mutual sharing of ideas and knowledge within the NYK Group as a whole, and effectively use all of our human resources, including local staffs.

5. Fundamental philosophy for and implementation of corporate governance

Fully conscious of our social mission, the Company is trying to establish a management organization to meet the expectations among stakeholders, including shareholders, clients, business partners and regional communities.

Our principle was specifically enunciated in NYK Line Business Credo, which was formulated in December 1997. This credo appears on our Web site. In addition, in compliance with our company's principles as stated in the charter, in March 1999 we prepared a code of conduct setting minimum standards to which our company's directors and personnel must adhere.

In response to the changes of the times, we revised our code of conduct in January 2003 and NYK Line Business Credo in August 2004.

Our internal structure for ensuring full compliance with the law and social norms consists of a compliance committee, a chief compliance officer (CCO) and a compliance chamber. We have also newly set up an internal "windows" for consultation to encourage reporting from within the group so as to prevent even minor problems or potential issues from escaping our notice. Furthermore, we conduct "A Month of General Compliance Review" campaign every year to keep all our directors and employees fully conscious of the need for compliance and to encourage them to take specific measures to that end.

In addition, we have already introduced a new management system designed not only to reinforce the board of directors' functions of mapping out strategies and overseeing the conduct of business but also to clarify the authority and responsibility of the respective divisions under the charge of directors and to ensure expeditious decision making therein. We have also implemented a new management formula executive committee for strategic management, a committee of directors, NYK Group conferences of the presidents and meetings of the board of directors and corporate auditors.

Since last year, directors of group companies have been accepted as outside members of the committee of directors to enhance the value to the group by ensuring the mutual understanding and dissemination of management plans. In January of this year, we established Group Administration Offices (GAO) in five key business centers around the world to enable overseas group companies to develop their corporate functions internally rather than under instructions from the head office. Under this system, we will promote the flexible and independent management of group companies through the respective business centers.

6. Issues to be Addressed

In all our corporate activities, efforts to ensure safety and protect the environment are crucial. In 1998 we formulated NAV9000, which laid out our company's standards for safe ship operation as the accumulation of our subsequent endeavors in this field. These standards, which go beyond the scope of both Japanese and foreign laws and regulations, now apply to more than 500 NYK-operated vessels as part of our sustained campaign to guarantee safety. In March 2002, we established an environmental management system to guarantee safe ship operation and protect the global environment. This system was certified as conforming to the ISO 14001 international standard. The scope of

this certification has been expanded subsequently, and today covers not only our head office and vessels but also about 60 business footholds in three major markets: Europe, North America and Asia, even including container terminals and overland and inland waterway transport with a combination of trucking, railway and barge services. As a comprehensive logistic provider, we have developed one of the world's largest networks for conserving the environment. Recently, with an increasing focus on measures to address terrorism, we introduced tighter security within our group, well ahead of treaties and legislation.

Last year, NYK was incorporated successfully again into the FTSE-4Good Global Index (England) of socially responsible investments (SRI) covering corporations worldwide, and the Dow Jones Sustainability Indexes (America).

Our company inaugurated the Corporate Social Responsibility (CSR) Chamber on April 1 in recognition that CSR is the basis of our management. NYK intends to integrate the activities that its divisions have been engaged in to improve corporate value such as ensuring compliance, maintaining better corporate governance, and integrating internal structures as well as tackling employment issues.

On October 1, we established the Office for Corporate Citizenship as the special division in charge of our company's social contribution activities in order to encourage our employees' spontaneous social activities and harmony with the community. We intend to continue to actively fulfill our social responsibilities with respect to shareholders, customers, business partners, and regional communities.

Every year, we publish "The Earth is our Home,"a report on the social environment that informs our shareholders about how the NYK Group is dealing with social and environmental issues, in order to continue to strengthen our dialogue with shareholders in the future.

3. Operating Results and Financial Position

1. Operating Results

Overview

In the six months to September 30, 2004, NYK Line posted consolidated revenues of ¥768.1 billion, operating income of ¥72.6 billion, income before extraordinary items of ¥70.3 billion and net income of ¥29.7 billion. Revenues, operating income, income before extraordinary items and net income were all record highs.

(Billions of yen)

	April 1, 2004 to September 30, 2004	April 1, 2003 to September 30, 2003	Change	Percentage change
Revenues	768.1	680.0	88.1	13.0%
Costs and expenses	614.7	559.7	55.0	9.8%
Selling, general and administrative expenses	80.7	75.8	4.9	6.5%
Operating income	72.6	44.4	28.2	63.5%
Income before extraordinary items	70.3	37.3	32.9	88.2%
Net income	29.7	21.2	8.4	39.9%

Consolidated revenues climbed 13.0%, to ¥768.1 billion. This reflected higher volumes and freight rates in the shipping segment, as well as expansion of the logistics operation. Operating income jumped 63.5%, to ¥72.6 billion on the strength of intensive cost-cutting, which offset higher costs and expenses as well as selling, general and administrative expenses. As a result, the ratio of operating income to revenues was 9.5%. Income before extraordinary items soared 88.2%, to ¥70.3 billion, on lower interest expense and other expenses. After a ¥20.4 billion loss due to impairment, net income shot up 39.9%, to ¥29.7 billion.

Early application of asset-impairment accounting

Although we have been pursuing a sound balance sheet and reductions, we applied the "accounting standard concerning the impairment of fixed assets" and the "guideline for the application of the accounting standard concerning the impairment to fixed assets" from this interim period, which was earlier than the date of enforcement.

The following table summarizes the effect on income before extraordinary items of changes in the foreign exchange rate and bunker oil prices.

	April 1, 2004 to September 30, 2004	April 1, 2003 to September 30, 2003	Difference	Effect
The average exchange rate	¥109.43 to the dollar	¥119.22 to the dollar	Appreciation of ¥9.79 against the dollar	¥6.9 billion decrease in income before extraordinary items
The average price of bunker oil	$184.84 per ton	$178.45 per ton	Increase of ¥6.39 per ton	¥1.0 billion decrease in income before extraordinary items

Note: A ¥1 movement against the dollar alters income before extraordinary items by about ¥1.4 billion on an

annualized basis.
A ¥1 change per ton of bunker oil varies income before extraordinary items by about ¥0.3 billion on an annualized basis.

Exchange Rate Changes


140
135
130
125
120
115
110
105
100
95
90
01/01
01/07
02/01
02/07
03/01
03/07
04/01
04/07

2001/1 – 2004/10

Change in Bunker Fuel Prices


220
210
200
190
180
170
160
150
140
130
120
110
100
01/01
01/07
02/01
02/07
03/01
03/07
04/01
04/07

2001/1-2004/9

Segment Information

(Billions of yen)

	Revenues				Operating income (loss)			Income (loss) before extraordinary items		
	April 1, 2004, to September 30, 2004	April 1, 2003, to September 30, 2003	Increase (decrease)	Percentage change (minus)	April 1, 2004, to September 30, 2004	April 1, 2003, to September 30, 2003	Increase (decrease)	April 1, 2004, to September 30, 2004	April 1, 2003, to September 30, 2003	Increase (decrease)
Shipping	¥494.3	¥437.5	¥56.8	13.0%	¥70.1	¥46.6	¥23.4	¥68.6	¥39.9	¥28.7
Logistics	164.6	135.4	29.1	21.5%	3.0	1.0	2.0	2.9	1.0	1.9
Cruise	14.7	11.8	2.8	24.5%	(3.5)	(4.3)	0.7	(4.0)	(4.8)	0.8
Terminal and harbor transport	54.5	48.5	6.0	12.4%	2.1	0.3	1.8	0.2	(0.2)	0.5
Shipping-related services	20.9	20.7	0.2	1.0%	(0.3)	(0.0)	(0.3)	(0.1)	0.1	(0.2)
Real estate	5.9	6.5	(0.5)	-8.3%	1.5	1.5	(0.0)	1.8	1.8	0
Others	49.4	49.4	(0.0)	-0.1%	(0.2)	(0.8)	0.5	0.6	(0.0)	0.7

Shipping
The shipping segment consists of three areas. The first is the liner trade, which includes container operations. The second is the trampers and specialized carriers, which include bulk ore and coal as well as car carrier operations. The third is the tanker business, which encompasses petroleum, LNG, petroleum products, and chemical carrier operations.

Segment Revenues

(Billions of yen)

	April 1, 2004, to September 30, 2004	April 1, 2003, to September 30, 2003	Change	Percentage change
Liner trade	¥220.7	¥192.1	¥28.6	14.9%
Trampers and specialized carriers	222.5	195.6	26.8	13.7%
Tanker business	51.0	49.7	1.2	2.6%

Liner Trade
As each route faced tighter supply and soaring demand, as well as restored freight rates, revenue on every route significantly exceeded the target. Moreover, we increased frequencies and put larger ships on certain routes to expand services and continued to reduce costs.

Tramper Freight Rates Changes in B.D.I.


6500
5500
4500
3500
2500
1500
500
1996
1997
1998
1999
2000
2001
2002
2003
2004

1996/1 ~ 2004/10

Tanker Freight Rates


320
270
220
170
120
70
20
1996
1997
1998
1999
2000
2001
2002
2003
2004

1996/1 ~ 2004/10

Trampers and Specialized Carriers
With active exports of automobile continuing, centering on Europe and the Middle East, shipments and the performance of car carriers expanded steadily. From February 2004, the freighter market weakened regardless of type and cargo; however, the market rebounded sharply on China's resumption of steel materials import since July. Revenue rose significantly due to brisk market conditions primarily for the "handy size" ships.

Tanker Business
The market is normally thin in summer, but we concluded new agreements with domestic and foreign oil companies in a tough market, backed by increases in demand from China and North America and therefore business performance reached the target. We have made our first VLCC call at a North American port in the past 15 years in preparation for assigning a regular ship on the route from next fiscal year. The market for petroleum products tankers weakened in the early part of this interim period, yet demand from North America prevented a large dip in the market, and the market moved upward slightly in the latter part on increased demand from Australia. Regarding LNG carriers, our fleet of 30 ships, consisting of our own ships and those of our investing companies, had smooth operations.

Logistics
Air cargo maintained good business levels. In other areas, increasing revenues and improving profitability were almost on track through the expansion of new businesses and the campaign for improving profit based on the three-year Logistics Strategy Plan-II (LSP-II) started this fiscal year.

Cruises
There have been clear signs of recovery in the Japanese cruise market, and we secured a stable profit. On the other hand, as fears of acts of terrorism, such as the bomb attacks in Spain, have not dispersed, a recovery in passenger numbers for luxury cruises has lagged in the U.S. market.

Terminal and Harbor Transport Services
Container handing volume in all ports, including in Japan, rose steadily and, as a result, the segment's performance met the target of this interim period.

Other Services
Profits from the wholesaling of shipping machinery and equipment and the tugboat operations diminished from the previous term. The real estate business recorded a revenues decline but a profit increase. Revenues and earnings grew in information processing services, oil wholesaling, and travel agency services.

Outlook

(Billions of yen)

(Consolidated)	April 1, 2004, to March 31, 2005	April 1, 2003, to March 31, 2004	Change	Percentage change
Revenues	¥1540.0	¥1,398.3	¥141.6	10.1%
Operating income	150.0	91.9	58.0	63.2
Income before extraordinary items	140.0	74.6	65.3	87.5
Net income	63.0	34.8	28.1	81.0

(Non-consolidated)	April 1, 2004, to March 31, 2005	April 1, 2003, to March 31, 2004	Change	Percentage change
Revenues	¥815.0	¥749.1	¥65.8	8.8%
Operating income	92.0	67.9	24.0	35.4
Income before extraordinary items	95.0	60.1	34.8	58.0
Net income	47.0	27.5	19.4	70.4

Forecast assumptions:
Exchange rates : ¥105 to the dollar (October 1, 2004, to March 31, 2005)
Bunker oil prices : $195 per ton (October 1, 2004, to March 31, 2005)

For the full term, revenues should reach ¥1540.0 billion. Operating income should total ¥150.0 billion, with income before extraordinary items of ¥140.0 billion and net income of ¥63.0 billion.
All of these numbers will be the highest in the Company's history. We assume an exchange rate of ¥105 to the U.S. dollar in the second half of this fiscal year and a bunker oil price of $195 per ton.

Revenues, operating income and income before extraordinary items from shipping business should all be higher than in the previous fiscal year. This reflects the forecast of markets remaining steady in the second half despite concerns about the high yen and oil prices.

We expect the operating results of the logistics segment to exceed the target via the steady application of LSP-II.

We do not anticipate a recovery of passenger numbers in the cruise segment because terrorism fears will not be eliminated. However, we will continue our best efforts to improve earnings.

In terminal and harbor transport services, there are some worries such as congestion at the terminal due to a shortage of workers at harbors along the U.S. West Coast, cost increases, and declines in handling volume.

2. Financial Position
(1) Assets, Liabilities and Shareholders' Equity

Total assets were ¥1,439.4 billion, up ¥62.7 billion from the previous year, the result of an increase of ¥10.0 billion in notes and accounts receivable through business expansion and ¥48.9 billion in construction in progress for investing in our fleet.

Total liabilities increased ¥35.6 billion, to ¥1,030.6 billion. Despite a ¥30.4 billion decline in long-term loans, this increase reflected a rise of ¥63.9 billion in current liabilities by issuing bonds and commercial paper, as well as borrowing short-term loans.

Total shareholders' equity increased ¥23.6 billion, to ¥381.7 billion, due primarily to rises in consolidated retained earnings.

Debt-equity ratio was 1.8, almost the same level as a year earlier.

(2) Cash Flows

(Billions of yen)

	April 1, 2004, to September 30, 2004	April 1, 2003, to September 30, 2003	Change
Net cash provided by operating activities	¥68.6	¥54.2	¥14.3
Net cash provided by (used in) investing activities	(69.6)	(48.5)	(21.0)
Net cash provided by (used in) financing activities	6.7	(22.4)	29.2
Effect of exchange rate changes on cash and cash equivalents	0	0.7	(0.6)
Net (decrease) increase in cash and cash equivalents	5.8	(16.0)	21.8
Net increase in cash and cash equivalents due to a change in consolidation scope	1.3	4.5	(3.1)
Cash and cash equivalents at end period	70.8	68.2	2.5

At the close of the period under review, net cash provided by operating activities was up ¥14.3 billion, to ¥68.6 billion, mainly reflecting a rise in income before income taxes and minority interests. Net cash used in investing activities was ¥69.6 billion, down ¥21.0 billion from a year earlier, owing to increased expenditures for tangible and intangible fixed assets. Net cash provided in financing activities was ¥6.7 billion, up ¥29.2 billion from a year earlier, due to increased short-term loans and issuance of commercial paper and bonds.

As a result of these factors, cash and cash equivalents rose a net ¥5.8 billion. This factor and changes in cash and cash equivalents due to changes in consolidation scope expanded cash and cash equivalents at the end of the period by ¥7.1 billion, to ¥70.8 billion.

Cash flow trends are as follow:

	2001/3	2002/3	2003/3	2004/3	2003/9	2004/9
1 Capital adequacy ratio (%)	20.2	23.9	22.4	26.0	24.7	26.5
2 Capital adequacy ratio at market price (%)	43.9	38.3	38.9	44.1	39.9	48.4
3 Debt redemption (year)	7.9	8.5	7.8	5.9	-	-
4 Interest coverage ratio	3.1	2.8	4.1	6.0	5.5	8.2

1. Capital adequacy ratio: stockholders' equity/total assets
2. Capital adequacy ratio at market price: total stock value at market price/total assets
3. Debt redemption: interest-bearing debt/cash flow from operating activities (Not disclosed in interim reports)
4. Interest coverage ratio: cash flow from operating activities/interest payment

* All indexes are calculated using consolidated figures.
* Cash flow indexes represent cash flow from operating activities.

Interest-bearing debt consists of all interest-bearing liabilities included in liabilities listed in the balance sheet. Payments are based on the interest payments in the consolidated statements of cash flows.

4. Consolidated Interim Financial Statements

(1) Consolidated Interim Balance Sheets

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2004 (As of September 30, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Half year ended September 30, 2003 (As of September 30, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	72,319		65,373		6,946	70,273	
Notes and accounts receivable—trade	177,965		167,868		10,097	156,496	
Marketable securities	1,844		3,022		(1,178)	5,819	
Inventories	23,586		19,850		3,736	19,592	
Deferred and prepaid expenses	43,779		37,813		5,966	36,235	
Deferred tax assets	6,249		7,977		(1,728)	3,401	
Other current assets	65,119		70,568		(5,449)	62,191	
Allowance for doubtful accounts	(1,880)		(1,800)		(80)	(3,936)	
Total current assets	388,984	27.0	370,673	26.9	18,310	350,074	25.9
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	465,930		445,383		20,546	471,356	
Buildings and structures	65,432		68,396		(2,964)	68,792	
Machinery and transportation equipment	19,936		17,957		1,979	19,263	
Equipment and fixtures	7,508		7,012		496	7,512	
Land	58,703		66,263		(7,560)	67,606	
Construction in progress	67,396		39,035		28,361	23,665	
Others	8,281		8,356		(70)	7,550	
Total vessels, property and equipment, net of accumulated depreciation	693,189	48.2	652,405	47.4	40,784	665,747	49.3
(Intangible assets)							
Leasehold	1,419		1,975		(555)	1,975	
Software	14,683		11,857		2,825	9,903	
Consolidation adjustments account	6,838		7,188		(350)	7,963	
Others	7,356		7,554		(197)	8,147	
Total intangible assets	30,297	2.1	28,575	2.1	1,721	27,989	2.0
(Investments and other assets)							
Investment securities	257,318		263,584		(6,266)	234,060	
Long-term loans receivable	8,738		10,308		(1,570)	12,782	
Deferred tax assets	8,148		2,805		5,343	8,082	
Others	54,834		50,173		4,660	56,419	
Allowance for doubtful accounts	(2,275)		(1,999)		(275)	(3,625)	
Total investments and other assets	326,763	22.7	324,872	23.6	1,891	307,720	22.8
Total fixed assets	1,050,250	73.0	1,005,852	73.1	44,397	1,001,457	74.1
Deferred charges	219	0.0	137	0.0	82	204	0.0
Total assets	1,439,454	100.0	1,376,664	100.0	62,790	1,351,735	100.0

(Millions of yen)

Account title	Half year ended September 30, 2004 (As of September 30, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Half year ended September 30, 2003 (As of September 30, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Notes and accounts payable—trade	143,888		136,674		7,213	128,519	
Short-term redemption money for bonds	34,999		20,200		14,799	17,000	
Short-term bank loans	165,531		143,048		22,483	131,444	
Commercial paper	10,000		-		10,000	-	
Income taxes payable	26,781		26,061		719	18,587	
Deferred tax liabilities	2,612		1,351		1,260	750	
Advance received	50,280		37,155		13,125	42,704	
Employees' bonuses accrued	7,021		6,981		40	6,973	
Other current liabilities	48,631		54,280		(5,648)	42,903	
Total current liabilities	489,748	34.0	425,753	30.9	63,994	388,884	28.8
Long-term liabilities							
Bonds	106,800		101,797		5,002	112,002	
Long-term debt	359,015		389,435		(30,419)	420,753	
Deferred tax liabilities	17,772		23,092		(5,320)	16,218	
Reserve for employees' retirement benefits	19,712		19,225		486	20,534	
Reserve for directors' retirement benefits	2,254		2,513		(259)	1,964	
Reserve for periodic dry docking of vessels	4,335		4,574		(238)	5,340	
Reserve for EXPO 2005, AICHI, JAPAN	23		15		7	7	
Other long-term liabilities	30,984		28,540		2,443	29,246	
Total long-term liabilities	540,898	37.6	569,196	41.4	(28,298)	606,067	44.8
Total liabilities	1,030,646	71.6	994,950	72.3	35,696	994,952	73.6
MINORITY INTERESTS	27,082	1.9	23,669	1.7	3,413	23,281	1.7
SHAREHOLDERS' EQUITY							
Common stock	88,531	6.1	88,531	6.4	-	88,531	6.5
Additional paid-in capital	94,421	6.6	94,421	6.9	-	94,421	7.0
Retained earnings	170,952	11.9	146,755	10.6	24,196	138,703	10.3
Net unrealized holding gains on other securities	43,720	3.0	44,333	3.2	(612)	22,927	1.7
Foreign currency translation adjustments	(12,670)	-0.9	(12,900)	-0.9	229	(8,071)	-0.6
Treasury stock	(3,228)	-0.2	(3,096)	-0.2	(131)	(3,009)	-0.2
Total shareholders' equity	381,726	26.5	358,044	26.0	23,681	333,501	24.7
Total liabilities, minority interests and shareholders' equity	1,439,454	100.0	1,376,664	100.0	62,790	1,351,735	100.0

(2) Consolidated Interim Statements of Income

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2004 [From April 1, 2004, to September 30, 2004]		Half year ended September 30, 2003 [From April 1, 2003, to September 30, 2003]		Increase or decrease	Year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues	768,179	100.0	680,029	100.0	88,150	1,398,320	100.0
Costs and expenses	614,753	80.0	559,750	82.3	55,002	1,158,352	82.8
Gross profit	153,426	20.0	120,279	17.7	33,147	239,967	17.2
Selling, general and administrative expenses	80,747	10.5	75,840	11.2	4,907	148,034	10.6
Operating income	72,678	9.5	44,438	6.5	28,240	91,933	6.6
Other income							
Interest and dividend income	2,957		2,344		613	5,264	
Equity in earnings of unconsolidated subsidiaries and affiliates	1,214		975		238	1,624	
Others	2,710		3,112		(402)	4,209	
Total other income	6,882	0.9	6,433	1.0	449	11,098	0.8
Other expenses							
Interest expenses	8,314		9,445		(1,131)	18,098	
Others	935		4,063		(3,128)	10,270	
Total other expenses	9,249	1.2	13,509	2.0	(4,259)	28,368	2.1
Income before extraordinary items	70,311	9.2	37,362	5.5	32,948	74,663	5.3
Extraordinary gains							
Gain on sale of vessels, property and equipment	3,351		3,047		303	5,377	
Gain on sale of marketable and investment securities	2,696		566		2,129	653	
Other extraordinary gains	894		424		470	1,227	
Total extraordinary gains	6,942	0.9	4,037	0.6	2,904	7,258	0.5
Extraordinary losses							
Loss on sale of vessels, property and equipment	2,562		2,256		305	7,662	
Impairment loss on fixed assets	20,480		-		20,480	-	
Other extraordinary losses	3,666		3,272		394	12,723	
Total extraordinary losses	26,708	3.5	5,529	0.8	21,179	20,386	1.4
Income before income taxes and minority interests	50,544	6.6	35,871	5.3	14,672	61,535	4.4
Income taxes—current	25,069	3.3	19,204	2.8	5,865	33,797	2.4
Income taxes—deferred	(5,992)	-0.8	(5,558)	-0.8	(434)	(9,511)	-0.7
Minority interests	1,694	0.2	938	0.2	756	2,439	0.2
Net income	29,772	3.9	21,286	3.1	8,485	34,810	2.5

(3) Consolidated Interim Surplus Statements

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2004 [From April 1, 2004, to September 30, 2004]	Year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]	Increase or decrease	Half year ended September 30, 2003 [From April 1, 2003, to September 30, 2003]
(Additional paid-in capital)				
Balance at beginning of the period	94,421	94,421	0	94,421
Increase in additional paid-in capital				
Gain from retirement of treasury stock	-	0	(0)	0
Total	-	0	(0)	0
Balance at end of the period	94,421	94,421	-	94,421
(Retained earnings)				
Balance at beginning of the period	146,755	122,271	24,483	122,271
Increase in retained earnings				
Net income	29,772	34,810	(5,038)	21,286
Effect from changes of consolidated subsidiaries	591	602	(10)	-
Increase due to merger of consolidated subsidiaries	-	100	(100)	-
Effect from changes of affiliates accounted for under the equity method	268	-	268	-
Total	30,633	35,513	(4,880)	21,286
Decrease in retained earnings				
Cash dividends	6,108	10,691	(4,583)	4,582
Directors' bonuses	296	249	46	246
Effect from changes of consolidated subsidiaries	32	57	(24)	26
Decrease due to merger of consolidated subsidiaries	-	32	(32)	-
Total	6,436	11,029	(4,593)	4,855
Balance at end of the period	170,952	146,755	24,196	138,703

(4) Consolidated Interim Statements of Cash Flows

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2004 [From April 1, 2004, to September 30, 2004]	Half year ended September 30, 2003 [From April 1, 2003, to September 30, 2003]	Year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]
Cash flows from operating activities:			
Income before income taxes and minority interests	50,544	35,871	61,535
Depreciation and amortization	32,568	31,980	65,689
Impairment loss on fixed assets	20,480	-	-
Loss (gain) on sale and disposal of tangible and intangible fixed assets	(789)	(790)	2,285
Loss on sale of marketable and investment securities	(2,695)	(581)	(678)
Loss on devaluation of marketable and investment securities	1,865	186	303
Equity in earnings (losses) of unconsolidated subsidiaries and affiliates	(1,214)	(975)	(1,624)
Interest and dividend income	(2,957)	(2,344)	(5,264)
Interest expenses	8,314	9,445	18,098
Loss (gain) on foreign currency exchange	77	473	2,015
Increase in notes and accounts receivable	(5,346)	(2,980)	(17,773)
Increase in inventories	(3,683)	791	324
Increase in notes and accounts payable	2,871	(329)	10,259
Others, net	(2,340)	3,806	10,078
Subtotal	97,695	74,554	145,249
Interest and dividends received	4,523	3,480	6,136
Interest paid	(8,321)	(9,748)	(18,576)
Payments for income taxes	(25,260)	(14,012)	(21,448)
Net cash provided by operating activities	68,635	54,273	111,360
Cash flows from investing activities:			
Purchase of marketable securities	(740)	(3,914)	(5,765)
Proceeds from sale of marketable securities	2,022	9,114	13,670
Expenditures for tangible and intangible fixed assets	(89,994)	(82,377)	(143,353)
Proceeds from sale of tangible and intangible fixed assets	10,156	45,293	67,458
Purchase of investment securities	(4,933)	(3,541)	(8,245)
Proceeds from sale of investment securities	9,498	2,079	8,287
Lending of loans receivable	(5,440)	(16,027)	(27,073)
Collection of loans receivable	8,121	174	4,542
Others, net	1,646	635	2,390
Net cash used in investing activities	(69,662)	(48,564)	(88,089)
Cash flows from financing activities:			
Net increase (decrease) in short-term bank loans	16,277	(1,730)	(26,502)
Net increase in commercial paper	10,000	-	-
Proceeds from long-term loans	54,016	108,717	168,628
Repayments of long-term loans	(88,065)	(110,280)	(197,346)
Proceeds from bonds	29,819	-	-
Repayment of bonds	(10,200)	(14,000)	(21000)
Proceeds from stock issue for minority shareholders	2,037	-	-
Proceeds from sale of treasury stock	-	-	7
Purchase of treasury stock	(131)	(65)	(173)
Cash dividends paid by the Company	(6,108)	(4,582)	(10,691)
Cash dividends paid by subsidiaries to minority shareholders	(830)	(507)	(803)
Others, net	(16)	0	13
Net cash provided by (used in) financing activities	6,796	(22,448)	(34,862)
Effect of exchange rate changes on cash and cash equivalents	43	716	(10,105)
Net (decrease) increase in cash and cash equivalents	5,813	(16,023)	(21,697)
Cash and cash equivalents at beginning of the period	63,632	79,804	79,804
Increase in cash and cash equivalents due to change in consolidation scope	1,355	4,512	5,524
Cash and cash equivalents at end of the period	70,800	68,293	63,632

(5) Basis of Presenting the Consolidated Interim Financial Statements

1. Scope of Consolidation
Number of consolidated subsidiaries: 469
(NYK TRADING CORPORATION, NYK GLOBAL BULK CORPORATION, YUSEN AIR & SEA SERVICE CO., LTD., TOKYO SENPAKU KAISHIA, LTD., NYK-HINODE LINE, LTD., UNI-X CORPORATION, HACHIUMA STEAMSHIP CO., LTD. , YUSEN CRUISE CO., LTD. and 461 other companies)

2. Application of the Equity Method
Number of companies accounted for by the equity method
Affiliates: 30 (Shinwa Kaiun Kaisha, Ltd. and 29 other companies)

3. Change in the Scope of Consolidation and Application of the Equity Method
(1) Consolidation
(Newly included): 50

ASAHI UNYU KAISHA, LTD.
NYK LOGISTICS (JAPAN) CO., LTD.
HINODE MODULE CARGO CARRIERS, LTD.
ALDEBARAN SHIPPING PTE. LTD.
ALGAHUNT SHIPPING INC.
ALGAWIN SHIPPING INC.
ANTLERS MARITIMA S.A.
BENZAITEN MARITIMA S.A.
BISHAMONTEN MARITIMA S.A.
BRANDNEW NAVIGATION S.A.
CAVALIER MARITIMA S.A.
COLNAGO MARITIMA S.A.
CONSADORE MARITIMA S.A.
DAIKOKUTEN MARITIMA S.A.
EBISU MARITIMA S.A.
FUKUROKUJU MARITIMA S.A.
GIOS MARITIMA S.A.
GLOBAL FORTUNE S.A.
GLOBAL GENIUS S.A.
GLOBAL HARMONY S.A.
GLOBAL ISLAND S.A.
GLOBAL JEWELRY S.A.
GLOBAL KING S.A.
GLOBAL LEGACY S.A.
GLOBAL MOON S.A.
GLOBAL NOBLE S.A.
GLOBAL ODYSSEY S.A.
HEIRYUMARU MARITIMA S.A.
HOTEI MARITIMA S.A.
ILAMARE SHIPHOLDING S.A.
JUROHJIN MARITIMA S.A.
LARY MARITIMA S.A.
LAVENDER NAVIGATION S.A.
MAGIC MARITIMA S.A.
MARINOS MARITIMA S.A.
MONTEDIO MARITIMA S.A.
N.Y.K. SONGKHLA CO., LTD.
NICHIHOMARU MARITIMA S.A.
NYK ANTARES CORPORATION
NYK ATLAS CORPORATION
NYK LINE (EUROPE) RORO LTD.
NYK SHIPMANAGEMENT PTE LTD
NYK SUDAMERICA (CHILE) LTDA.
NYK TERMINALS (TAIWAN), INC.
RODMAN MARITIMA S.A.
SKY WALK MARITIMA S.A.
TURMILLS MARITIMA S.A.
VIOLETA MARITIMA LINES S.A.
YUSEN AIR & SEA SERVICE(KOREA) CO., LTD
YUSEN SHENDA AIR & SEA SERVICE(SHANGHAI) LTD

(Excluded due to liquidation): 6

KINKAI YUSEN KAISHA, LTD.
ALERT CARGO EXPRESS,INC.
STONIER TRANSPORTATION GROUP, INC.
STONIER TRUCKING COMPANY, INC.
TRT CARRIERS, INC.
VELOCITY 3PL, INC.

(1) Equity method
(Newly applied): 1
TIPS CO., LTD

(Transferred to consolidated subsidiary): 1
ASAHI UNYU KAISHA CO., LTD.

4. Interim Accounting Period of Consolidated Subsidiaries
The accounting period of the Company begins on April 1 and ends on March 31 of the following year. As of September 30, 2004, the interim accounts of 132 and 1 consolidated subsidiaries were closed on June 30 and August 31, respectively. Necessary adjustments on consolidation with regard to important transactions during the period from each of the interim closing dates to September 30 are made as to these companies.

5. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

Securities held to maturity are valued at their amortized cost, determined principally by the straight-line method of amortization.

Other securities with market quotes are principally stated at the average of market value for the last month of the half fiscal year. (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.)

Other securities without market quotes are generally stated at cost, with cost being determined principally by the moving average method.

Derivatives are valued at market quotation.

Inventories are generally stated at the lower of cost or market quotation, with cost determined principally by the moving average method.

(2) Depreciation method of important depreciable assets

Tangible fixed assets:

Vessels and buildings are depreciated generally by the straight-line method based on the Japanese Corporation Tax Law.

Other tangible fixed assets are depreciated generally by the declining-balance method based on the Japanese Corporation Tax Law.

Intangible assets:

Computer software is amortized by the straight-line method based principally on the length of period it can be used internally (five years).

Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

(3) Accounting standards for important reserves

Allowance for doubtful accounts:

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company and its consolidated subsidiaries set aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

Employees' bonuses accrued:

The employees' bonuses accrued are provided for the portion relevant to the current half fiscal year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's and its consolidated subsidiaries' retirement benefit obligation and the estimated fair value of pension assets supposed to have occured during this half fiscal year.

Unrecognized net actuarial differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Reserve for directors' retirement benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with respective internal rules, the Company and 40 consolidated subsidiaries set aside such reserves calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the end of half fiscal year.

Reserve for periodic dry-docking of vessels:

The reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

Reserve for EXPO 2005, AICHI, JAPAN:

To provide the expenditures for participation in EXPO 2005, AICHI, JAPAN, an amount at the provision limit under the Special Taxation Measures Law is set aside in the reserve.

(4) Accounting for important leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

(5) Method of accounting for material hedge transactions

For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company and its consolidated subsidiaries apply hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company and its consolidated subsidiaries adopt a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company and its consolidated subsidiaries evaluate the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

6. Cash and Cash Equivalents in the Consolidated Interim Statements of Cash Flows

Cash and cash equivalents in the consolidated interim statements of cash flows are composed of cash on hand, bank deposits that are able to be withdrawn on demand and short-term investments with original maturities of three months or less that are exposed to minor value fluctuation risk.

Change in Accounting Policies

1. Accounting Standards Related to Impairment Loss on Fixed Assets

In the half fiscal year ended September 30, 2004, the Company applied to its consolidated financial accounts the Accounting Standards Related to Impairment Loss on Fixed Assets (Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed Assets, released by the Financial Services Agency Business Accounting Council on August 9, 2002) and Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No. 6 for Applying Corporate Accounting Standards, October 31, 2003).

As a result of the adoption of these standards, interim income before income taxes and minority interests decreased ¥20,480 million.

Accumulated impairment loss is deducted from net book value of each asset in accordance with the revised regulations of consolidated interim financial statements.

2. Change in Accounting Method for Certain Costs Related to Foreign Vessel Officers, Etc.

Until the year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From the half year ended September 30, 2004, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. Compared with the previous method, the new method of accounting for these costs caused a ¥990 million increase in costs and expenses and a corresponding ¥990 million decrease in interim operating income. This change does not affect interim income before extraordinary items or interim income before income taxes and minority interests.

Notes to Financial Statements

(Notes to the consolidated interim balance sheets)

1. Accumulated depreciation	¥639,971 million
2. Notes receivable discounted and endorsed	¥63 million
3. Guarantees of loans	¥78,758 million
Joint and several obligations borne by other debtors	¥53,221 million

(Notes to the consolidates interim statements of income)
Impairment Losses:
The assessment of whether there is an impairment of fixed assets is made for each group of assets, which is determined as individual asset for rental real estate and idle assets and based on the grouping for managerial accounting and investment decision-making purposes for other operating assets.
For asset groups whose operating profitability has worsened substantially owing to such factors as ongoing decline in real estate value and rental market and the poor performance of assets, the Company and its consolidated subsidiaries have determined that the likelihood of recouping the book value of these assets is unlikely. The Company and its consolidated subsidiaries have therefore marked the assets down to the net recoverable value and posted the impairment loss of ¥20,480 million, which is comprised of the following.

Location	Use	Category	Impairment loss (Millions of yen)
Bahamas, other	Cruise	Cruiser, other	7,946
Yokohama, Kanagawa	Underutilized	Land and buildings, other.	5,785
Kobe, Hyogo	Logistics warehouse	Land and buildings	2,148
Ota-ku, Tokyo	Logistics warehouse	Buildings, other.	1,769
Others	Primarily rental property and underutilized real estate	Land and buildings, other.	2,830
Total			20,480

The breakdown of impairment losses by location is as follows:

Bahamas, other	¥7,946 million	(¥5,992 million for vessels and ¥1,954 million for other)
Yokohama, Kanagawa	¥5,785 million	(¥5,470 million for land, ¥314 million for buildings, and ¥0 million for other)
Kobe, Hyogo	¥2,148 million	(¥815 million for land and ¥1,333 million for buildings)
Ota-ku, Tokyo	¥1,769 million	(¥1,184 million for buildings and ¥584 million for other)
Others	¥2,830 million	(¥102 million for vessels, ¥2,308 million for land, ¥333 million for buildings and ¥85 million for other)

The net recoverable value of each asset group is either the net salable value or the use value, whichever is higher. The net salable value is assessed based on the appraisal value, etc., calculated by a real estate appraiser, and the use value is calculated principally by discounting future cash flows at 4.0%.

(Notes to the consolidated interim statements of cash flows)
A reconciliation of cash and cash equivalents in the consolidated interim statements of cash flows and account balances of the consolidated (interim) balance sheets as of September 30, 2004 and 2003, and March 31,2004 are shown below.

(Millions of yen)

	Half year ended September 30, 2004 (As of September 30, 2004)	Half year ended September 30, 2003 (As of September 30, 2003)	Fiscal year ended March, 31, 2004 (As of March 31, 2004)
Cash and time deposits	72,319	70,273	65,373
Time deposits with maturity of over three months	(1,518)	(2,019)	(1,741)
Repurchase agreement with maturity of less than three months included in other current asset	-	40	-
Cash and cash equivalents	70,800	68,293	63,632

5. Segment Information

(1) Segment Information by Business

Half Fiscal year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	493,274	164,201	14,709	41,093	19,222	4,651	31,025	768,179	-	768,179
(2) Inter-segment revenues	1,112	433	-	13,481	1,745	1,309	18,384	36,467	(36,467)	-
Total revenues	494,386	164,635	14,709	54,574	20,967	5,961	49,410	804,646	(36,467)	768,179
Operating costs and expenses	424,244	161,605	18,250	52,387	21,365	4,430	46,691	731,976	(36,475)	695,500
Operating income (loss)	70,142	3,029	(3,540)	2,186	(397)	1,531	(280)	72,670	8	72,678
Income (loss) before extraordinary items	68,679	2,988	(4,079)	278	(107)	1,863	681	70,303	8	70,311

Half fiscal year ended September 30, 2003 (From April 1, 2003, to September 30, 2003)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	436,375	135,277	11,818	39,253	18,573	5,401	33,328	680,029	-	680,029
(2) Inter-segment revenues	1,183	173	-	9,318	2,182	1,099	16,133	30,090	(30,090)	-
Total revenues	437,599	135,450	11,818	48,571	20,755	6,501	49,461	710,120	(30,090)	680,029
Operating costs and expenses	390,893	134,427	16,154	48,229	20,762	4,917	50,293	665,679	(30,088)	635,590
Operating income (loss)	46,665	1,023	(4,335)	342	(6)	1,583	(831)	44,440	(1)	44,438
Income (loss) before extraordinary items	39,978	1,064	(4,888)	(248)	184	1,815	(55)	37,851	(488)	37,362

Fiscal year ended March 31, 2004(From April 1, 2003, to March 31, 2004)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	877,501	293,961	29,869	81,446	38,187	10,183	67,171	1,398,320	-	1,398,320
(2) Inter-segment revenues	2,363	1,015	-	20,910	4,297	2,429	35,625	66,642	(66,642)	-
Total revenues	879,864	294,976	29,869	102,357	42,485	12,613	102,796	1,464,962	(66,642)	1,398,320
Operating costs and expenses	788,542	291,410	35,315	101,752	42,470	9,559	104,035	1,373,085	(66,698)	1,306,386
Operating income (loss)	91,322	3,566	(5,446)	604	14	3,054	(1,238)	91,877	56	91,933
Income (loss) before extraordinary items	76,875	3,164	(6,604)	(2,048)	284	3,366	(395)	74,642	20	74,663

Notes:

1. Business Segmentation method.
   The NYK Group businesses are segmented based on the similarity in type and character of different services with reference to the Japan Standard Industry Classification, for which the sense of unity with respective management organizations is additionally taken into account.
2. Designations of major businesses and services which are included in each of the business segments

Shipping	Oceangoing and inshore cargo shipping; Vessel chartering; Forwarding agency (Overseas agencies on an exclusive basis for the NYK Group companies)
Logistics	Warehousing; Cargo forwarding
Cruise	Ownership and navigation of cruises
Terminal and Harbor Transport	Container terminal operation; Harbor transport
Shipping-related Services	Forwarding agency (Domestic agencies on a non-exclusive basis for the NYK Group companies); Tugboat operation; Wholesaling of shipping machinery and equipment; Other various services incidental to transportation
Real Estate	Rental/lease, management and sale of real estate
Others	Information processing service; Wholesaling of petroleum products; Travel services; Air freight services and so on

3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.
4. Until the year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From the half year ended September 30, 2004, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. This change in the method of accounting caused a ¥990 million increase in costs and expenses and a corresponding ¥990 million decrease in interim operating income in the shipping segment. This change does not affect interim income before extraordinary items.

(2) Segment Information by Region

Half fiscal year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:								
(1) Revenues from customers	607,701	75,467	52,599	29,712	2,698	768,179	-	768,179
(2) Inter-segment revenues	5,915	12,044	4,770	5,810	634	29,176	(29,176)	-
Total revenues	613,617	87,512	57,370	35,522	3,333	797,356	(29,176)	768,179
Operating costs and expenses	543,319	91,439	53,965	32,581	3,508	724,814	(29,313)	695,500
Operating income (loss)	70,298	(3,927)	3,404	2,940	(174)	72,541	137	72,678
Income (loss) before extraordinary items	68,178	(4,180)	3,198	4,361	(108)	71,449	(1,137)	70,311

Half fiscal year ended September 30, 2003 (From April 1, 2003, to September 30, 2003)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:								
(1) Revenues from customers	547,985	67,157	40,032	22,302	2,551	680,029	-	680,029
(2) Inter-segment revenues	3,870	10,946	4,960	4,113	523	24,414	(24,414)	-
Total revenues	551,855	78,103	44,992	26,416	3,074	704,444	(24,414)	680,029
Operating costs and expenses	505,961	83,047	43,606	24,516	3,134	660,267	(24,677)	635,590
Operating income (loss)	45,893	(4,943)	1,385	1,899	(60)	44,176	262	44,438
Income (loss) before extraordinary items	37,977	(4,905)	1,360	2,930	(18)	37,345	17	37,362

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:								
(1) Revenues from customers	1,102,112	148,304	88,682	53,379	5,841	1,398,320	-	1,398,320
(2) Inter-segment revenues	8,722	24,517	9,709	9,756	1,025	53,731	(53,731)	-
Total revenues	1,110,834	172,822	98,392	63,135	6,866	1,452,052	(53,731)	1,398,320
Operating costs and expenses	1,018,490	179,569	96,581	58,975	6,880	1,360,497	(54,110)	1,306,386
Operating income (loss)	92,344	(6,747)	1,811	4,160	(14)	91,554	378	91,933
Income (loss) before extraordinary items	76,569	(6,789)	(334)	6,312	16	75,773	(1,110)	74,663

Notes:

1. Segmentation by geographic area is based on geographical proximity.
2. Principal countries or regions by geographic area other than Japan
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, the Netherlands, Italy, Sweden, Belgium
   (3) Asia: Singapore, Thailand, Hong Kong, China
   (4) Others: Australia
3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.
4. Until the year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From the half year ended September 30, 2004, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. This change in the method of accounting caused a ¥990 million increase in costs and expenses and a corresponding ¥990million decrease in interim operating income in the shipping segment. This change does not affect interim income before extraordinary items.

(3) Overseas Revenues

Half fiscal year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	230,527	126,930	145,796	128,858	632,112
Consolidated revenues					768,179
Ratio of overseas revenues to consolidated revenues (%)	30.0	16.5	19.0	16.8	82.3

Half fiscal year ended September 30, 2003(From April 1, 2003, to September 30, 2003)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	204,931	107,835	125,205	112,287	550,259
Consolidated revenues					680,029
Ratio of overseas revenues to consolidated revenues (%)	30.1	15.9	18.4	16.5	80.9

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	420,123	229,177	259,202	228,421	1,136,924
Consolidated revenues					1,398,320
Ratio of overseas revenues to consolidated revenues (%)	30.0	16.4	18.5	16.3	81.3

Notes:

1. Segmentation by geographic area is based on geographical proximity.
2. Principal countries or regions by geographic area
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, France, Italy and other European countries
   (3) Asia: Various countries in the Southeast Asia, East Asia, Southwest Asia and Middle East regions
   (4) Others: Various countries in Oceania, Central and South America and Africa
3. Overseas revenues consist mainly of the revenue from the oceangoing shipping business.

6. Accounting for Leases

1. Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees

(1) As lessees

1) Acquisition cost, accumulated depreciation and net balance at the end of the half year (year) of leased assets as of September 30, 2004 and 2003, and March 31,2004, which included the portion of interest thereon, would have been shown in the balance sheets as follows, if the leased assets had been capitalized.

(Millions of yen)

	Half year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)			Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)			Half year ended September 30, 2003 (From April 1, 2003, to September 30, 2003)		
	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the half year	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the year	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the half year
Vessels	14,830	7,080	7,749	14,430	6,439	7,991	16,402	6,662	9,740
Equipment and fixtures	40,920	13,437	27,482	35,300	12,590	22,709	34,553	13,085	21,468
Other tangible fixed assets	2,345	1,212	1,133	2,543	1,157	1,386	3,478	1,937	1,540
Total	58,096	21,730	36,366	52,274	20,187	32,086	54,434	21,685	32,748

2) Future lease rental payments as of September 30, 2004 and 2003, and March 31, 2004, which included the portion of interest thereon, are as follows:

(Millions of yen)

	Half year ended September 30, 2004	Fiscal year ended March 31, 2004	Half year ended September 30, 2003
Within one year	5,826	5,185	5,242
More than one year	32,106	27,933	28,226
Total	37,932	33,119	33,468

3) Lease rental expenses, depreciation and interest expenses for the half year (year) ended September 30, 2004 and 2003, and March 31, 2004 are as follows:

(Millions of yen)

	Half year ended September 30, 2004	Fiscal year ended March 31, 2004	Half year ended September 30, 2003
Lease rental expenses for the half year (year)	3,426	6,587	3,498
Depreciation	2,990	5,602	2,967
Interest expenses	496	667	479

4) Computation method of depreciation

Depreciation is computed by the straight-line method, assuming the lease period as the useful life and that the leased assets have no residual value.

5) Computation method of interest expenses

The difference between the total lease rental expenses and the acquisition cost is assumed to be interest, and the distribution of interest expense to each accounting period is computed by the interest method.

(2) As lessors

1) Acquisition cost, accumulated depreciation and net balance at the end of the half year (year) of leased assets as of September 30, 2004 and 2003, and March 31,2004 are as follows:

(Millions of yen)

	Half year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)			Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)			Half year ended September 30, 2003 (From April 1, 2003, to September 30, 2003)		
	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the half year	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the year	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the half year
Equipment and fixtures	260	241	19	264	241	22	264	237	27
Other tangible fixed assets	43	13	30	79	40	39	79	39	40
Total	304	254	49	344	281	62	344	276	67

2) Future lease rental income as of September 30, 2004 and 2003, and March 31, 2004 which included the portion of interest thereon, is as follows:

(Millions of yen)

	Half year Ended September 30, 2004	Fiscal year ended March 31, 2004	Half year Ended September 30, 2003
Within one year	34	51	52
More than one year	140	151	216
Total	174	202	269

The future lease rental income at the end of the half year (year) is calculated by including the interest thereon because the ratio of the total of future lease rental income and estimated residual value to outstanding operating receivables at the end of the half year (year) was low.

3) Current lease rental income and depreciation for the half year (year) ended September 30, 2004 and 2003, and March 31, 2004 are as follows:

(Millions of yen)

	Half year Ended September 30, 2004	Fiscal year ended March 31, 2004	Half year Ended September 30, 2003
Lease rental income for the half year (year)	27	54	22
Depreciation	4	12	8

2. Operating leases

(1) As lessees

Future lease rental payments as of September 30, 2004 and 2003, March 31, 2004 are as follows:

(Millions of yen)

	Half year Ended September 30, 2004	Fiscal year ended March 31, 2004	Half year Ended September 30, 2003
Within one year	33,415	31,347	28,387
More than one year	206,980	192,730	182,425
Total	240,396	224,077	210,813

(2) As lessors

Future lease rental income as of September 30, 2004 and 2003, and March 31, 2004 are as follows:

(Millions of yen)

	Half year Ended September 30, 2004	Fiscal year ended March 31, 2004	Half year Ended September 30, 2003
Within one year	328	376	189
More than one year	1,518	1,496	1,335
Total	1,846	1,873	1,524

7. Marketable Securities and Investment Securities

Half fiscal year ended September 30, 2004

1. Marketable securities and investment securities held to maturity with market value as of September 30, 2004, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
Government bonds, municipal bonds, etc.	594	614	20
Corporate bonds	419	426	6
Others	51	51	-
Subtotal	1,065	1,092	26

2. Marketable securities and investment securities classified as other securities with market value as of September 30, 2004, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
Corporate shares	121,231	190,425	69,194
Bonds and debentures:			
Government bonds, municipal bonds, etc.	-	-	-
Corporate bonds	686	693	7
Other bonds and debentures	-	-	-
Other	44	46	2
Subtotal	121,961	191,165	69,204

3. Major securities with no available fair value as of September 30, 2004, and their book values on the consolidated interim balance sheets

Other securities:

Unlisted stocks	¥16,526 million

Fiscal year ended March 31, 2004

1. Marketable securities and investment securities held to maturity with market value as of March 31, 2004, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
Government bonds, municipal bonds, etc.	593	616	22
Corporate bonds	619	626	6
Others	81	81	-
Subtotal	1,295	1,324	29

2. Marketable securities and investment securities classified as other securities with market value as of March 31, 2004, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
Corporate shares	128,220	198,362	70,142
Bonds and debentures:			
Government bonds, municipal bonds, etc.	-	-	-
Corporate bonds	1,139	1,169	30
Other bonds and debentures	-	-	-
Other	42	47	4
Subtotal	129,403	199,579	70,176

3. Major securities with no available fair value as of March 31, 2004, and their book values on the consolidated balance sheets

Other securities:

Unlisted stocks	¥14,080 million
MMF and Chinese Funds, etc.	¥2,296 million

Half fiscal year ended September 30, 2003

1. Marketable securities and investment securities held to maturity with market value as of September 30, 2003, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
Government bonds, municipal bonds, etc.	608	633	25
Corporate bonds	813	822	9
Others	-	-	-
Subtotal	1,421	1,455	34

2. Marketable securities and investment securities classified as other securities with market value as of September 30, 2003, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
Corporate shares	128,548	164,853	36,305
Bonds and debentures:			
Government bonds, municipal bonds, etc.	-	-	-
Corporate bonds	7,350	7,363	12
Other bonds and debentures	-	-	-
Other	245	243	(1)
Subtotal	136,145	172,461	36,315

3. Major securities with no available fair value as of September 30, 2003, and their book values on the interim consolidated balance sheets

Other securities:

Unlisted stocks	¥12,468 million
MMF and Chinese Funds, etc.	¥3,519 million

8. Derivative Transactions

(Millions of yen)

Category	Type of transactions	Half year ended September 30, 2004 (As of September 30,2004)			Fiscal year ended March 31, 2004 (As of March 31, 2004)			Half year ended September 30, 2003 (As of September 30,2003)		
		Contracts outstanding	Market value	Unrealized gain (loss)	Contracts outstanding	Market value	Unrealized gain (loss)	Contracts outstanding	Market value	Unrealized gain (loss)
Currency -related	Forward foreign currency exchange contracts:	2,099	2,093	(6)	1,305	1,270	(53)	7,587	7,559	(20)
	Currency swaps:	135	(3)	(3)	150	20	20	178	14	14
Interest rate -rerated	Interest rate swaps;	34,149	0	0	34,987	(13)	(13)	40,378	(38)	(38)
	Total			(9)			(46)			(44)

Notes:

1. The contract amounts of interest rate swap contracts and currency swap contracts in the table above are the basis for calculating exchange amounts of interest and are not the actual exchange amounts. For this reason, these amounts are not indicators of actual market risk and credit risk exposure of the Company and its consolidated subsidiaries.
   The Company and its consolidated subsidiaries make these swap contracts to avert the risks of fluctuations in interest rates and foreign currency rates for funds necessary to conduct their operations, and they do not engage in the trading of derivative financial instruments.
2. The exchange rate prevailing at the end of the half fiscal year (year) for translation of forward foreign exchange transactions is the forward foreign exchange rate.
3. Items for which hedge accounting is applied are excluded from the above table disclosure.

9. Suppliments

* Rounded down to the nearest 0.1 billion yen.

1. Transition of consolidated operating performance

(billions of yen)

	Fiscal year ended March 31, 2001	Half year ended September 30, 2001	Fiscal year ended March 31, 2002	Half year ended September 30, 2002	Fiscal year ended March 31, 2003	Half year ended September 30, 2003	Fiscal year ended March 31, 2004	Half year ended September 30, 2004
Revenues	1,133.9	585.2	1,142.9	614.6	1,249.2	680.0	1,398.3	768.1
Operating income	87.6	41.2	65.5	41.2	69.1	44.4	91.9	72.6
Income before extraordinary items	71.2	29.8	50.1	30.5	50.3	37.3	74.6	70.3
Net income	35.5	15.4	17.5	7.7	14.2	21.2	34.8	29.7

2. Transition of consolidated quarterly results

Fiscal year ending March 31, 2005

	April 1, 2004, to June 30, 2004	July 1, 2004, to September 30, 2004	October 1, 2004, to December 31, 2004	January 1, 2005, to March 31, 2005
Revenues	billions of yen 372.2	billions of yen 395.0	billions of yen	billions of yen
Operating income	32.0	40.0		
Income before extraordinary items	32.0	38.2		
Net income	17.0	12.6		
Net income per share (Basic)	yen 14.0	yen 10.3	yen	yen
Net income per share (Diluted)	-	-		
Total assets	billions of yen 1,436.6	billions of yen 1,439.4	billions of yen	billions of yen
Shareholders's equity	369.2	381.7		
Shareholder's equity per share	yen 302.2	yen 312.5	yen	yen

3. Change of ships in possession of the consolidated group

(Vessels which are owned, or shared by NYK and its consolidated subsidiaries are as follows.)

Type of vessel		as of March 31, 2004		Decrease		Increase		as of September 30, 2004	
		Number	K/T(dwt)	Number	K/T(dwt)	Number	K/T(dwt)	Number	K/T(dwt)
Container ships	(owned)	26	1,049,745	1	81,001	0	0	25	968,744
(including semi-container ship)	(shared)	1	21,813	0	0	0	0	1	21,813
Bulk carries (Capesize)	(owned)	29	4,321,893	0	0	3	489,510	32	4,811,403
	(shared)	6	436,443	0	0	0	0	6	436,443
Bulk carriers (Panamax & Handy size)	(owned)	31	1,328,849	1	22,107	2	78,564	32	1,385,306
Wood Chip carriers	(owned)	12	533,125	0	0	0	0	12	533,125
Car carriers	(owned)	33	503,734	2	22,462	3	102,800	34	584,072
	(shared)	4	27,111	0	0	0	0	4	27,111
Reefer carriers	(owned)	12	118,766	0	0	0	0	12	118,766
Tankers	(owned)	17	3,109,671	0	0	2	673,931	19	3,783,602
	(shared)	16	1,374,272	1	71,631	1	85,500	16	1,388,141
LNG carriers	(shared)	22	593,961	0	0	0	0	22	593,961
Cruise ships	(owned)	3	14,797	0	0	0	0	3	14,797
Others	(owned)	11	83,801	1	3,721	1	4,642	11	84,722
	(shared)	4	7,897	0	0	0	0	4	7,897
Total	(owned)	174	11,064,381	5	129,291	11	1,349,447	180	12,284,537
	(shared)	53	2,461,497	1	71,631	1	85,500	53	2,475,366

*Weight tonnage of shared vessels denotes the holding of the company group.

4. Ships under construction of the consolidated group

(Ships under construction of NYK and its consolidated subsidiaries are as follows.)

Type of vessels	Number	K/T(dwt)
Container ships (including semi-container ship)	4	403,600
Bulk carries (Capesize)	20	2,926,447
Bulk carriers (Panamax & Handy size)	13	603,000
Wood Chip carriers	10	532,700
Car carriers	12	250,150
Tankers	12	1,853,280
Others	2	38,800
Total	73	6,607,977

5. Vessels in service (Consolidated) as of September 30 and March 31, 2004

Type of vessel	As of September 30, 2004		As of March 31, 2004		Change	
	Number	K/T (dwt)	Number	K/T (dwt)	Number	K/T (dwt)
Container ships (including semi-container ship)	132	4,332,302	131	4,043,127	1	289,175
Bulk carriers (Capesize)	70	9,916,023	71	10,077,316	-1	-161,293
Bulik carriers (Panamax & Handy size)	136	6,003,485	145	6,413,977	-9	-410,492
Wood Chip carriers	44	2,039,451	44	2,039,451	0	0
Car carriers	97	1,415,918	93	1,421,352	4	-5,434
Reefer carriers	27	252,718	27	252,718	0	0
Tankers	55	9,104,605	56	9,160,326	-1	-55,721
LNG carriers	22	1,519,221	22	1,519,221	0	0
Cruise ships	4	22,957	4	22,957	0	0
Others	34	292,616	23	166,072	11	126,544
Total	621	34,899,296	616	35,116,517	5	-217,221

6. Employees of the consolidated group and the Company as of September 30 and March 31, 2004

(unit: person)

	As of September 30, 2004	As of March 31, 2004	Change
Shipping	3,563	3,355	208
Logistics	11,087	10,244	843
Cruise	381	452	-71
Terminal and harbour transport	4,164	3,816	348
Shipping-related Services	976	984	-8
Real estate	72	68	4
Others	1,441	1,479	-38
Company-wide (common)	237	262	-25
Total	21,921	20,660	1,261

7. Containers in operation (Consolidated) as of September 30 and March 31, 2004

As of September 30, 2004	As of March 31, 2004	Change
518,003 TEU	447,586 TEU	70,417 TEU (15.73%)

8. Exchange rate (Consolidated)

	April 1, 2004 to September 30, 2004	April 1, 2003 to September 30, 2003	Change	April 1, 2003 to March 31, 2004
Average	¥ 109.43 to the dollar	¥ 119.22 to the dollar	Yen up 9.79	¥ 113.97 to the dollar
End of period	¥ 111.05 to the dollar	¥ 111.25 to the dollar	Yen up 0.20	¥ 105.69 to the dollar

		January 1, 2004 to June 30, 2004	January 1, 2003 to Decebmer 31, 2003	January 1, 2003 to June 30, 2003
End of period	(US dollar)	¥ 108.43 to the dollar	¥ 107.13 to the dollar	¥ 119.80 to the dollar
	(Euro)	¥ 131.06 to the euro	¥ 133.74 to the euro	¥ 136.92 to the euro

9. Bunker price (Consolidated)

	As of September 30, 2004	As of September 30, 2003	Change
Consumed bunker price	$184.84 per ton	$178.45 per ton	Increase $6.39 per ton

10. Interest bearing debt (Consolidated)

(billions of yen)

	As of September 30, 2004	As of March 31, 2004	Change	As of September 30, 2003
Debt	524.5	532.4	(7.9)	552.1
Bonds	141.7	121.9	19.8	129.0
Commercial Paper	10.0	-	10.0	-
Total	676.3	654.4	21.8	681.2

Year ended March 31, 2005 November 11, 2004

FISCAL 2004 INTERIM FINANCIAL HIGHLIGHTS (NON-CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha (NYK Line)
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Office, Finance Group. +81-3-3284-6008
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058
Date of the Board of Directors meeting on settlement of accounts: November 11, 2004
Interim dividend system: Applied
Start date for payment of interim dividends: December 6, 2004
Unit (*tangen*) stock system: Adopted (unit (*tangen*) stock of shares: 1,000 shares)

1. Financial Results for the half year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)

(1) Non-consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Half year ended September 30, 2004	409,130	8.8	45,867	27.5	45,638	43.7
Half year ended September 30, 2003	376,119	1.4	35,969	19.0	31,752	19.7
Fiscal year ended March 31, 2004	749,174		67,963		60,132	

	Net income		Net income per share (Basic)
	Millions of yen	%	Yen
Half year ended September 30, 2004	20,270	5.7	16.59
Half year ended September 30, 2003	19,185	149.9	15.70
Fiscal year ended March 31, 2004	27,590		22.52

Notes:
1) Average number of shares outstanding during the period:
Half year ended September 30, 2004: 1,221,509,498 shares,
Half year ended September 30, 2003: 1,221,887,177shares,
Fiscal year ended March 31, 2004: 1,221,797,906 shares
2) Change in accounting method: Yes
3) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the same interim period of the preceding year.
4) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of the interim period of the fiscal year.

(2) Dividends

	Interim dividends per share	Annual dividends per share
	Yen	Yen
Half year ended September 30, 2004	7.50	-
Half year ended September 30, 2003	5.00	-
Fiscal year ended March 31, 2004	-	10.00

Note: Breakdown of the interim dividend for the fiscal year ended March 31, 2004:
Commemorative dividend; ¥0.00 Special dividend; ¥0.00

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Half year ended September 30, 2004	885,479	330,813	37.4	270.86
Half year ended September 30, 2003	827,701	294,284	35.6	240.86
Fiscal year ended March 31, 2004	853,032	317,083	37.2	259.49

Notes:
1) Number of issued and outstanding shares at end of the period
Half year ended September 30, 2004: 1,221,364,319 shares,
Half year ended September 30, 2004: 1,221,807,563 shares,
Fiscal year ended March 31, 2004: 1,221,619,502 shares
2) Number of shares of treasury stock at end of the period
Half year ended September 30, 2004: 8,823,754 shares,
Half year ended September 30, 2003: 8,380,510 shares,
Fiscal year ended March 31, 2004: 8,568,571 shares,

2. Non-consolidated Forecast of Financial Results for Fiscal 2004 Ending March 2005 (From April 1, 2004, to March 31, 2005)

	Revenues	Operating income	Income before extraordinary items	Net income	Annual dividend per share	
					Year-end	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Full year	815,000	92,000	95,000	47,000	7.50	15.00

(Reference)
Projected net income per share (full-year): ¥38.48
Performance forecast assumptions:
Exchange rate; ¥105/US$ (October 2004 - March 2005)
Bunker oil price; US$195/MT (October 2004 - March 2005)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.
Refer to the Attachments for the assumptions and related information on forecasts.

10. Non-consolidated Interim Financial Statements

(1) Non-consolidated Interim Balance Sheets

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2004 (As of September 30, 2004)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Half year ended September 30, 2003 (As of September 30, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	9,030		11,021		(1,991)	9,861	
Accounts receivable—trade	54,722		52,061		2,660	48,704	
Short-term loans receivable	66,034		56,400		9,633	57,726	
Advance money	2,176		2,039		137	1,314	
Supplies	10,240		9,181		1,059	9,350	
Deferred and prepaid expenses	36,678		31,593		5,084	30,817	
Receivables from agencies	9,668		6,099		3,568	6,614	
Deferred tax assets	4,348		5,503		(1,155)	4,900	
Other current assets	15,074		14,766		307	8,372	
Allowance for doubtful accounts	(13,916)		(16,597)		2,680	(14,847)	
Total current assets	194,056	21.9	172,070	20.2	21,986	162,814	19.7
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	116,664		117,309		(644)	127,274	
Buildings	23,686		25,810		(2,123)	29,465	
Equipment and fixtures	1,616		1,619		(3)	1,508	
Land	32,565		39,647		(7,082)	40,713	
Construction in progress	3,900		3,136		764	2,737	
Others	2,031		2,043		(12)	1,880	
Total vessels, property and equipment, net of accumulated depreciation	180,465	20.4	189,566	22.2	(9,101)	203,579	24.6
(Intangible assets)							
Leasehold	513		513		-	1,098	
Software	12,380		9,656		2,724	7,905	
Others	634		722		(88)	751	
Total intangible assets	13,528	1.5	10,892	1.3	2,636	9,755	1.2
(Investments and other assets)							
Investment securities	200,376		205,087		(4,710)	175,213	
Investment in stocks of associated companies	161,456		152,406		9,050	138,470	
Investment in capital of associated companies	2,308		1,320		988	842	
Long-term loans receivable	117,126		103,506		13,620	114,812	
Others	26,595		25,873		721	29,429	
Allowance for doubtful accounts	(10,652)		(7,824)		(2,828)	(7,416)	
Total investments and other assets	497,210	56.2	480,369	56.3	16,841	451,351	54.5
Total fixed assets	691,204	78.1	680,828	79.8	10,376	664,686	80.3
Deferred charges							
Bond issue cost	217		134		83	201	
Total deferred charges	217	0.0	134	0.0	83	201	0.0
Total assets	885,479	100.0	853,032	100.0	32,446	827,701	100.0

(Millions of yen)

Account title	Half year ended September 30, 2004 (As of September 30, 2004		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Half year ended September 30, 2003 (As of September 30, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Accounts payable—trade	54,569		47,944		6,625	42,985	
Short-term redemption money for bonds	34,000		20,000		14,000	17,000	
Short-term bank loans	36,624		40,178		(3,554)	55,480	
Commercial paper	10,000		-		10,000	-	
Accounts payable—other	2,010		2,074		(63)	1,296	
Income taxes payable	13,663		17,318		(3,654)	13,511	
Advance received	25,931		19,264		6,666	20,709	
Deposits received	32,558		29,163		3,395	21,304	
Payables to agencies	1,837		1,197		639	1,708	
Employees' bonuses accrued	2,059		2,671		(612)	2,719	
Other current liabilities	7,132		10,373		(3,240)	4,123	
Total current liabilities	220,387	24.9	190,186	22.3	30,201	180,839	21.8
Long-term liabilities							
Bonds	106,800		100,800		6,000	110,800	
Long-term debt	197,086		207,802		(10,715)	216,268	
Deferred tax liabilities	7,875		11,810		(3,935)	1,224	
Reserve for employees' retirement benefits	1,563		1,362		200	901	
Reserve for directors' retirement benefits	689		775		(85)	673	
Reserve for periodic dry docking of vessels	3,725		3,930		(204)	4,612	
Reserve for EXPO 2005, AICHI, JAPAN	23		15		7	7	
Other long-term liabilities	16,512		19,265		(2,752)	18,089	
Total long-term liabilities	334,277	37.7	345,762	40.5	(11,484)	352,577	42.6
Total liabilities	554,665	62.6	535,948	62.8	18,716	533,417	64.4
SHAREHOLDERS' EQUITY							
Common stock	88,531	10.0	88,531	10.4	-	88,531	10.7
Additional paid-in capital							
Capital reserve	93,198	10.5	93,198	10.9	-	93,198	11.3
Retained earnings	110,879	12.5	96,797	11.4	14,082	94,501	11.4
Legal reserve	13,146		13,146		-	13,146	
Voluntary reserves							
Reserve for dividends	50		50		-	50	
Reserve for special depreciation	4,685		6,892		(2,207)	6,892	
Investment loss reserve	3		4		(1)	4	
Reserve for advanced depreciation of fixed assets	3,062		4,043		(980)	4,043	
General reserve	48,324		28,324		20,000	28,324	
Unappropriated retained earnings	41,606		44,335		(2,729)	42,040	
Net unrealized holding gains on other securities	41,418	4.7	41,639	4.9	(220)	21,048	2.6
Treasury stock	(3,213)	-0.3	(3,081)	-0.4	(131)	(2,994)	-0.4
Total shareholders' equity	330,813	37.4	317,083	37.2	13,729	294,284	35.6
Total liabilities and shareholders' equity	885,479	100.0	853,032	100.0	32,446	827,701	100.00

(2) Non-consolidated Interim Statements of Income

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2004 [From April 1, 2004, to September 30, 2004]		Half year ended September 30, 2003 [From April 1, 2003, to September 30, 2003]		Increase or decrease	Year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues							
Revenue from shipping business	404,716		371,314		33,402	739,857	
Revenue from other businesses	4,414		4,805		(390)	9,317	
Total revenues	409,130	100.0	376,119	100.0	33,011	749,174	100.0
Operating costs and expenses							
Costs and expenses for shipping business	338,862		317,350		21,512	634,624	
Costs and expenses for other businesses	3,332		3,552		(220)	7,314	
General and administrative expenses	21,068		19,245		1,822	39,272	
Total operating costs and expenses	363,263	88.8	340,149	90.4	23,114	681,211	90.9
Operating income	45,867	11.2	35,969	9.6	9,897	67,963	9.1
Other income							
Interest and dividend income	4,119		2,815		1,303	6,687	
Others	662		651		10	1,070	
Total other income	4,782	1.2	3,467	0.9	1,314	7,757	1.0
Other expenses							
Interest expenses	4,331		4,975		(643)	9,285	
Others	678		2,710		(2,031)	6,303	
Total other expenses	5,010	1.2	7,685	2.0	(2,674)	15,588	2.1
Income before extraordinary items	45,638	11.2	31,752	8.5	13,886	60,132	8.0
Extraordinary gains							
Gain on sale of vessels, property and equipment	339		1,594		(1,254)	1,613	
Gain on sale of investment securities	2,693		496		2,197	496	
Other extraordinary gains	449		391		57	1,637	
Total extraordinary gains	3,482	0.8	2,481	0.6	1,001	3,746	0.5
Extraordinary losses							
Loss on sale of vessels, property and equipment	102		286		(183)	722	
Loss on liquidation of associated companies	0		309		(309)	900	
Loss on devaluation of investment securities	1,862		107		1,755	50	
Loss in devaluation in stocks of associated companies	111		199		(87)	1,870	
Provision for allowance for doubtful accounts	6,887		1,675		5,212	10,294	
Cancellation money of charter contracts	-		-		-	2,499	
Impairment loss on fixed assets	8,692		-		8,692	-	
Other extraordinary losses	293		98		195	779	
Total extraordinary losses	17,952	4.4	2,676	0.7	15,275	17,116	2.3
Income before income taxes	31,169	7.6	31,557	8.4	(387)	46,762	6.2
Income taxes—current	13,547	3.3	15,245	4.1	(1,698)	23,601	3.1
Income taxes—deferred	(2,647)	-0.7	(2,873)	-0.8	226	(4,429)	-0.6
Net income	20,270	5.0	19,185	5.1	1,084	27,590	3.7
Surplus brought forward	21,336	5.2	22,854	6.1	(1,518)	22,854	3.0
Interim dividend	-	-	-	-	-	6,109	0.8
Unappropriated retained earnings	41,606	10.2	42,040	11.2	(434)	44,335	5.9

3. Significant Accounting Policies

1. Valuation basis and method for assets
Stocks of subsidiaries and affiliates are stated at cost being determined by the moving average cost method.

Other securities with market quotes are stated at the average of market value for the last month of the half fiscal year. (All appraisal differentials are capitalized and costs of sales are computed by the moving average method.)
Other securities without market quotes are stated at cost, with cost being determined by the moving average method.

Derivatives are valued at market quotation.

Valuation basis and method for inventories
Bunker oil is stated at the lower of cost or market quotation, with cost determined by the moving average method.
Vessel supplies and other inventories are stated at cost being determined by the first-in, first-out method.

2.Depreciation method of fixed assets
Tangible fixed assets:

Vessels and buildings are depreciated by the straight-line method based on the Japanese Corporation Tax Law.
Other tangible fixed assets are depreciated by the declining-balance method based on the Japanese Corporation Tax Law.

Intangible assets:

Computer software is amortized by the straight-line method based on the length of period it can be used internally (five years).
Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

3. Accounting standards for reserves
Allowance for doubtful accounts:
To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company sets aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

Employees' bonuses accrued:
The employees' bonuses accrued are provided for the portion relevant to the current half year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits:
To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's retirement benefit obligation and the estimated fair value of pension assets supposed to have occured during this half fiscal year.
Unrecognized net actuarial differences are amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plan (8 years).

Reserve for directors' retirement benefits:
To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with its internal rules, the Company sets aside such a reserve calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the interim balance sheet date.

Reserve for periodic dry-docking of vessels:
The reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

Reserve for EXPO 2005, AICHI, JAPAN:
To provide the expenditures for participation in EXPO 2005, AICHI, JAPAN, an amount at the provision limit under the Special Taxation Measures Law is set aside in the reserve.

4. Accounting for leases
Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

5. Method of accounting for hedge transactions
For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company evaluates the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

6. Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

[Change in Accounting Policies]

1. Accounting Standards Related to Impairment Loss on Fixed Assets

In the half fiscal year ended September 30, 2004, the Company applied to its non-consolidated financial accounts the Accounting Standards Related to Impairment Loss on Fixed Assets (Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed Assets, released by the Financial Services Agency Business Accounting Council on August 9, 2002) and Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No. 6 for Applying Corporate Accounting Standards, October 31, 2003).

As a result of the adoption of these standards, interim income before income taxes decreased ¥8,692 million.

Accumulated impairment loss is deducted from net book value of each asset in accordance with the revised regulations of interim financial statements.

2. Change in Accounting Method for Certain Costs Related to Foreign Vessel Officers, Etc.

Until the year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From the year ended March 31, 2004, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. Compared with the previous method, the new method of accounting for these costs caused a ¥990 million increase in costs and expenses and a corresponding ¥990 million decrease in operating income. This change does not affect interim income before extraordinary items or interim income before income taxes.

[Notes to Financial Statements]

(Notes to the non-consolidated interim balance sheets)

1. Accumulated depreciation	¥296,785 million
2. Advanced depreciation of tangible fixed assets	¥446 million
3. Guarantees of loans	¥593,389 million
Joint and several obligations borne by other debtors	¥56,490 million

(Note to the non-consolidates interim statements of income)

Impairment Losses:

The assessment of whether there is an impairment of fixed assets is made for each group of assets, which is determined as individual asset for rental real estate and idle assets and based on the grouping for managerial accounting and investment decision-making purposes for other operating assets.

For asset groups whose operating profitability has worsened substantially owing to such factors as ongoing decline in real estate value and rental market and the poor performance of assets, the Company has determined that the likelihood of recouping the book value of these assets is unlikely. The Company has therefore marked the assets down to the net recoverable value and posted the impairment loss of ¥8,692 million, which is comprised of the following.

Location	Use	Category	Impairment loss (Millions of yen)
Yokohama, Kanagawa	Underutilized	Land and buildings, other.	5,785
Kobe, Hyogo	Logistics warehouse	Land and buildings	2,148
Others	Rental properties	Land	759
Total			8,692

The breakdown of impairment losses by location is as follows:

Yokohama, Kanagawa	¥5,785 million	(¥5,470 million for land, ¥314 million for buildings, and ¥0 million for other)
Kobe, Hyogo	¥2,148 million	(¥815 million for land and ¥1,333 million for buildings)
Others	¥759 million	(¥759 million for land)

The net recoverable value of each asset group is either the net salable value or the use value, whichever is higher. The net salable value is assessed based on the appraisal value, etc., calculated by a real estate appraiser, and the use value is calculated principally by discounting future cash flows at 4.0%.

4. Marketable Securities (Stocks of subsidiaries and affiliates with market value)

(Millions of yen)

Category	Half year ended September 30, 2004 (As of September 30, 2004)			Fiscal year ended March 31, 2004 (As of March 31, 2004)			Half year ended September 30, 2003 (As of September 30, 2003)		
	Book value	Market value	Unrealized gain	Book value	Market value	Unrealized gain	Book value	Market value	Unrealized gain
Stocks of subsidiaries	2,309	44,884	42,575	2,309	33,158	30,849	2,309	24,925	22,616
Stocks of affiliates	4,116	20,537	16,420	4,116	18,876	14,759	4,116	9,979	5,862
Total	6,425	65,421	58,995	6,425	52,035	45,609	6,425	34,904	28,478

Winkler, Lena D.

From: Curran, Benjamin J.
Sent: Tuesday, January 31, 2006 1:59 AM
To: Atkinson, David J.
Cc: Edmister, Bradley; Mirkin, Inessa M.
Subject: FW: NYK Documents (3/3)

David -- this is the last of the exhibits. Thanks again and please give me a call if you have any questions. — BJC

-----Original Message-----
From: Shiota, Ayako
Sent: Monday, January 30, 2006 9:12 PM
To: Curran, Benjamin J.
Subject: NYK Documents (3/3)

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2004 (CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Office, Finance Group +81-3-3284-6008
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058

1. Matters Related to the Preparation of the Third Quarter Financial Information
1) Adoption of a simplified accounting method: Yes
(Details are shown in the Notes in page 6)

2) Change in the method of accounting compared with the most recent consolidated fiscal period: Yes
The business segments are reclassified in the Segment Information.

3) Change in scope of consolidation and application of the equity method: Yes
Consolidation (Newly included): 71, Consolidation (excluded): 7
Equity method (Newly applied): 1, Equity method (excluded): 1

2. Financial and Business Results for the Nine Months (From April 1 to December 31, 2004)

(1) Consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Nine months ended December 31, 2004	1,188,775	15.2	122,409	76.3	116,746	105.2
Nine months ended December 31, 2003	1,032,269	10.6	69,443	20.3	56,884	29.6
Year ended March 31, 2004 (Reference)	1,398,320		91,933		74,663	

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Nine months ended December 31, 2004	52,701	53.0	43.15	-
Nine months ended December 31, 2003	34,455	234.8	28.20	-
Year ended March 31, 2004 (Reference)	34,810		28.27	-

Notes:
1) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the same quarterly period of the preceding fiscal year.
2) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Nine months ended December 31, 2004	1,463,022	400,489	27.4	327.99
Nine months ended December 31, 2003	1,371,550	337,394	24.6	276.18
Year ended March 31, 2003 (Reference)	1,376,664	358,044	26.0	292.88

3. Consolidated Forecast of Financial Results for Fiscal Year 2004 (From April 1, 2004, to March 31, 2005)

	Revenues	Operating income	Income before extraordinary items	Net Income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Full year	1,595,000	158,000	150,000	65,000

(Reference)

Projected net income per share (full-year): ¥53.23

Performance forecast assumptions: Exchange rate; ¥103/US$ (January 2005 - March 2005)
Bunker oil price; US$200/MT (January 2005 - March 2005)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.

Results of Operations

For the nine months from April 1 to December 31, 2004, NYK Line's consolidated revenues were ¥1,188.7 billion, compared with ¥1,032.2 billion in the previous corresponding period. Operating income was ¥122.4 billion, compared with ¥69.4 billion. Income before extraordinary items was ¥116.7 billion, compared with ¥56.8 billion, and net income was ¥52.7 billion, compared with ¥34.4 billion in the previous corresponding period.

<Overview>

For the nine months ended December 31, 2004, consolidated revenues increased 15.2%, favorably influenced by higher volumes and freight rates in the shipping segment. Operating income rose 76.3%, as successful cost-cutting efforts helped to control increasing costs and expenses as well as selling, general and administrative expenses. The operating profit margin was 10.3%, an improvement of 3.6 percentage points. Income before extraordinary items surged 105.2%, owing primarily to increases in interest and dividend income, combined with reduced other expenses. Net income grew 53.0% despite on ¥20.4 billion of extraordinary loss as a result of the early adoption of accounting for impairment. The impact on income before extraordinary items of fluctuations in foreign exchange rates and bunker oil prices was as follows:

	April 1, 2004 to December 31, 2004	April 1, 2003 to December 31, 2003	Difference	Effect
The average exchange rates	¥108.55 to the dollar	¥116.09 to the dollar	Yen up ¥7.54	- ¥7.9 billion
The average price of bunker oil	US$192.15 per ton	US$175.62 per ton	Price up US$16.53	-¥3.7 billion

Notes:

1. A ¥1 change against the dollar has an impact of around ¥1.4 billion on annual income before extraordinary items.
2. A US$1 change per metric ton in the price of bunker oil alters annual income before extraordinary profit by approximately ¥300 million.

Exchange Rate Changes



140
135
130
125
120
115
110
105
100
95
90
01/01
01/07
02/01
02/07
03/01
03/07
04/01
04/07
05/01

Period: 01/2001—02/2005

Changes in Bunker Oil Price



220
210
200
190
180
170
160
150
140
130
120
110
100
01/01
01/07
02/01
02/07
03/01
03/07
04/01
04/07

Period: 01/2001—12/2004

Segment Information

<Shipping>

The shipping segment comprises three areas. The first is the liner trade, which includes container vessels operations. The second is trampers and specialized carriers, which include bulk ore and coal as well as car carrier operations. The third is the tanker business, which encompasses petroleum, LNG, petroleum products, and chemical carrier operations.

Segment Revenues (Billions of yen)

	April 1, 2004 to December 31, 2004	April 1,2003 to December 31, 2003	Change	Percentage change
Liner trade	¥339.4	¥287.3	¥52.1	18.1%
Trampers and specialized carriers	¥341.2	¥298.4	¥42.7	14.3%
Tanker business	¥78.1	¥72.3	¥5.8	8.1%

Liner Trade: Demand on all routes— North America, Europe, Oceania, Asia and Central and South America—was solid. A recovery in freight rates, coupled with ongoing cost-reduction measures, prompted sharp increases in revenues and profits, compared with the same period of the previous term. Furthermore, operational difficulties on the west coast

of North America, brought about by labor shortages, began easing in November.

Trampers and Specialized Carriers: Car carrier transport volume benefited from ongoing strong exports to Europe, Middle East, as well as Australia. As part of our efforts to ensure shipping stability, we began employing six new carriers from April 2004, and at the same time reworked shipping schedules and routes to improve efficiency. Regardless of vessel or freight type, market conditions for bulk carriers were bullish during the nine months from April 1, 2004 to December 31, 2004. Market conditions were particularly favorable for handy-size vessel types, driving business results sharply upward compared with the same period of the previous year.

Tanker Business: Amid record-high crude oil tanker market conditions—with the world scale peaking at 300 at one point—we enjoyed free vessel operations. In addition, we continue to expand commercial agreements and strove to improve both shipping safety and efficiency. Market conditions for petroleum product carriers were booming, but softened somewhat as the result of a relatively mild winter. LNG carriers business remained solid, as in addition to our existing fleet we took delivery of two new carriers for special projects. Overall, tanker business performance improved in comparison to the same period of the previous year.

<Logistics>

The air cargo business remained strong, supported by vigorous demand. Warehouse business, however, were affected by the port congestion on the west coast of the United States, so profitability of the business declined. Overall, however, the Logistics Strategy Plan-II (LSP-II) has improved profitability, and is exceeding planned profitability targets.

<Cruises>

In the United States, the nine months from April 1, 2004 to December 31, 2004 includes the summer peak season for cruises, and this business performed according to the plan. In Japan, business performance was also favorable. Sales of charter cruises were strong, buoyed by the traditional Christmas cruise business.

<Terminal and Harbor Transport Services>

Sustained by the stable cargo movement of container goods, container handling volume was strong at terminals worldwide, including Japan. Consequently, this business fulfilled its performance objectives for the nine months from April 1, 2004 to December 31, 2004.

<Other Services>

Revenues and profits of tugboat operations improved, compared with same period of the previous year. The combined operations of the two commercial companies boasted higher profits, although sales declined. Other businesses, including real estate, restaurants and tourism, travel, shipping agents, transport and services, manufacturing and processing businesses, performed approximately at the same level as the same period of the previous year.

Financial Position

As of the end of December, 2004, total assets were ¥1,463.0 billion, up ¥86.3 billion from the same time of the previous year, attributable partly to increased accounts receivable by ¥18.0 billion in line with an increased business volume. Also, construction in progress expanded ¥43.0 billion for greater investment in vessels. Total liabilities increased ¥39.1 billion, to ¥1,034.1 billion. Although long-term debt decreased ¥24.4 billion, our business expansion caused accounts payable to rise. Current liabilities increased ¥60.6 billion because of the nearing maturity of corporate bond issues and higher advance payments received. Shareholders' equity increased ¥42.4 billion, to ¥400.4 billion, mainly because of retained earnings. The debt-equity ratio was 1.6, an improvement of 0.2 point. The equity ratio also improved 1.4 percentage points, to 27.4%.

Amendments to Forecasts of Results

In view of the nine months performance, stated above, as well as the favorable marine shipping business environment, we have revised our forecasts for consolidated operating results for the full fiscal year, ending March 31, 2005, as follows: revenues of ¥1,595.0 billion (up ¥55.0 billion from our previous forecast), operating income of ¥158.0 billion (up ¥8.0 billion), income before extraordinary items of ¥150.0 billion (up ¥10.0 billion) and net income of ¥65.0 billion (up ¥2.0 billion). Similarly, we revised our forecasts for non-consolidated operating results for the period as follows: revenues of ¥834.0 billion (up ¥19.0 billion from our previous forecast), operating income of ¥99.0 billion (up ¥7.0 billion), income before extraordinary items of ¥103.0 billion (up ¥8.0 billion) and net income of ¥52.5 billion (up ¥5.5 billion).

Taking into consideration the company's current financial condition, as well as the outlook for the remainder of the fiscal term, we intend to disburse total dividends of ¥15 per share for the fiscal year, including a ¥7.5 per share already distributed as the interim dividend.

Consolidated Balance Sheets for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Nine months ended December 31, 2004 (As of December 31, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Nine months ended December 31, 2003 (As of December 31, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	66,429		65,373		1,055	73,876	
Notes and accounts receivable—trade	185,911		167,868		18,042	164,788	
Marketable securities	1,853		3,022		(1,168)	4,638	
Inventories	25,331		19,850		5,481	19,483	
Deferred and prepaid expenses	47,259		37,813		9,446	39,070	
Deferred tax assets	6,229		7,977		(1,748)	5,763	
Other current assets	78,819		70,568		8,250	66,427	
Allowance for doubtful accounts	(2,072)		(1,800)		(272)	(3,682)	
Total current assets	409,761	28.0	370,673	26.9	39,087	370,365	27.0
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	449,657		445,383		4,274	472,713	
Buildings and structures	66,558		68,396		(1,838)	67,164	
Machinery and transportation equipment	21,027		17,957		3,070	18,408	
Equipment and fixtures	7,432		7,012		420	6,954	
Land	58,900		66,263		(7,362)	66,915	
Construction in progress	77,804		39,035		38,769	25,276	
Others	8,513		8,356		156	7,775	
Total vessels, property and equipment, net of accumulated depreciation	689,895	47.2	652,405	47.4	37,490	665,207	48.5
(Intangible assets)							
Leasehold	1,390		1,975		(584)	1,973	
Software	15,504		11,857		3,647	11,088	
Consolidation adjustments account	6,678		7,188		(510)	7,777	
Others	7,837		7,554		283	7,544	
Total intangible assets	31,411	2.1	28,575	2.1	2,835	28,383	2.1
(Investments and other assets)							
Investment securities	263,771		263,584		187	237,131	
Long-term loans receivable	8,803		10,308		(1,505)	11,105	
Deferred tax assets	7,786		2,805		4,981	8,110	
Others	53,699		50,173		3,526	54,639	
Allowance for doubtful accounts	(2,276)		(1,999)		(276)	(3,564)	
Total investments and other assets	331,784	22.7	324,872	23.6	6,912	307,423	22.4
Total fixed assets	1,053,091	72.0	1,005,852	73.1	47,238	1,001,014	73.0
Deferred charges	170	0.0	137	0.0	33	170	0.0
Total assets	1,463,022	100.0	1,376,664	100.0	86,358	1,371,550	100.0

(Millions of yen)

Account title	Nine months ended December 31, 2004 (As of December 31, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Nine months ended December 31, 2003 (As of December 31, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Notes and accounts payable—trade	151,743		136,674		15,068	135,383	
Short-term redemption money for bonds	35,004		20,200		14,804	10,000	
Short-term bank loans	149,367		143,048		6,319	147,540	
Commercial paper	—		—		—	20,000	
Income taxes payable	28,138		26,061		2,076	20,497	
Deferred tax liabilities	2,924		1,351		1,572	521	
Advance received	49,076		37,155		11,921	37,592	
Employees' bonuses accrued	5,337		6,981		(1,643)	4,550	
Other current liabilities	64,783		54,280		10,503	48,557	
Total current liabilities	486,376	33.2	425,753	30.9	60,662	424,643	30.9
Long-term liabilities							
Bonds	106,800		101,797		5,002	112,005	
Long-term debt	364,979		389,435		(24,455)	401,879	
Deferred tax liabilities	19,809		23,092		(3,283)	16,657	
Reserve for employees' retirement benefits	19,981		19,225		756	19,603	
Reserve for directors' retirement benefits	2,284		2,513		(229)	2,067	
Reserve for periodic dry docking of vessels	3,082		4,574		(1,491)	4,949	
Reserve for EXPO 2005, AICHI, JAPAN	27		15		11	11	
Other long-term liabilities	30,760		28,540		2,219	29,440	
Total long-term liabilities	547,726	37.5	569,196	41.4	(21,469)	586,615	42.8
Total liabilities	1,034,102	70.7	994,950	72.3	39,152	1,011,259	73.7
MINORITY INTERESTS	28,430	1.9	23,669	1.7	4,761	22,897	1.7
SHAREHOLDERS' EQUITY							
Common stock	88,531	6.0	88,531	6.4	—	888,531	6.4
Additional paid-in capital	94,421	6.5	94,421	6.9	—	94,421	6.9
Retained earnings	184,720	12.6	146,755	10.6	37,964	145,697	10.6
Net unrealized holding gains on other securities	46,514	3.2	44,333	3.2	2,181	24,195	1.8
Foreign currency translation adjustments	(10,320)	(0.7)	(12,900)	(0.9)	2,579	(12,393)	(0.9)
Treasury stock	(3,376)	(0.2)	(3,096)	(0.2)	(280)	(3,059)	(0.2)
Total shareholders' equity	400,489	27.4	358,044	26.0	42,444	337,394	24.6
Total liabilities, minority interests and shareholders' equity	1,463,022	100.0	1,376,664	100.0	86,358	1,371,550	100.0

Consolidated Statements of Income for the Nine Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Nine months ended December 31, 2004 (As of December 31, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Nine months ended December 31, 2003 (As of December 31, 2003)	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues	1,188,775	100.0	1,032,269	100.0	156,505	1,398,320	100.0
Costs and expenses	947,101	79.7	848,176	82.2	98,925	1,158,352	82.8
Gross profit	241,673	20.3	184,092	17.8	57,580	239,967	17.2
Selling, general and administrative expenses	119,264	10.0	114,649	11.1	4,615	148,034	10.6
Operating income	122,409	10.3	69,443	6.7	52,965	91,933	6.6
Other income							
Interest and dividend income	3,959		3,542		416	5,264	
Equity in earnings of unconsolidated subsidiaries and affiliates	1,769		1,797		(27)	1,624	
Others	3,076		3,034		42	4,209	
Total other income	8,805	0.7	8,374	0.8	431	11,098	0.8
Other expenses							
Interest expenses	12,489		13,881		(1,392)	18,098	
Others	1,979		7,051		(5,072)	10,270	
Total other expenses	14,468	1.2	20,993	2.0	(6,465)	28,368	2.1
Income before extraordinary items	116,746	9.8	56,884	5.5	59,862	74,663	5.3
Extraordinary gains							
Gain on sale of vessels, property and equipment	3,772		3,264		507	5,337	
Other extraordinary gains	4,043		1,453		2,590	1,881	
Total extraordinary gains	7,815	0.7	4,718	0.4	3,097	7,258	0.5
Extraordinary losses							
Loss on sale of vessels, property and equipment	6,528		3,135		3,393	7,662	
Impairment loss on fixed assets	20,480		—		20,480	—	
Other extraordinary losses	5,143		3,466		1,677	12,723	
Total extraordinary losses	32,152	2.7	6,601	0.6	25,550	20,386	1.4
Income before income taxes and minority interests	92,409	7.8	55,000	5.3	37,409	61,535	4.4
Income taxes – and so on	36,556	3.1	18,847	1.8	17,709	24,285	1.7
Minority interests	3,151	0.3	1,697	0.2	1,454	2,439	0.2
Net income	52,701	4.4	34,455	3.3	18,245	34,810	2.5

(Change in Accounting Policies)

1. From this fiscal year, the Company applied to its consolidated financial accounts the "Accounting Standards Related to Impairment Loss on Fixed Assets" ("Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed Assets", released by the Financial Services Agency Business Accounting Council on August 9, 2002) and the "Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets" (Guideline No. 6 for Applying Corporate Accounting Standards, October 31, 2003). As a result of the adoption of these standards, income before income taxes and minority interests

for the nine months from April 1, 2004 to December 31, 2004, decreased ¥20,480 million.

2. Until fiscal year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From this fiscal year, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. Compared with the previous method, the new method of accounting for these costs caused ¥1,600 million decrease in interim operating income for the nine months from April 1, 2004 to December 31,2004. This change does not affect the income before extraordinary items or the income before income taxes and minority interests.

Segment Information by Business

Nine months ended December 31, 2004 (From April 1, 2004, to December 31, 2004)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	757,477	260,357	25,894	62,076	29,730	7,345	45,893	1,188,775	-	1,188,775
(2) Inter-segment revenues	1,382	708	-	20,176	2,488	1,938	29,186	55,881	(55,881)	-
Total revenues	758,859	261,066	25,894	82,252	32,218	9,284	75,080	1,244,657	(55,881)	1,188,775
Operating costs and expenses	646,600	254,314	27,946	78,707	32,525	6,893	75,233	1,122,220	(55,853)	1,066,366
Operating income (loss)	112,259	6,752	(2,051)	3,545	(306)	2,390	(152)	122,436	(27)	122,409
Income (loss) before extraordinary items	108,712	6,595	(2,851)	482	103	2,629	1,102	116,774	(27)	116,746

Nine months ended December 31, 2003 (From April 1, 2003, to December 31, 2003)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	656,657	210,382	21,531	58,853	27,903	7,792	49,149	1,032,269	-	1,032,269
(2) Inter-segment revenues	1,501	858	-	14,664	3,146	1,699	26,585	48,457	(48,457)	-
Total revenues	658,158	211,241	21,531	73,518	31,050	9,491	75,734	1,080,726	(48,457)	1,032,269
Operating costs and expenses	588,921	208,605	26,181	72,761	31,250	7,022	76,529	1,011,271	(48,445)	962,826
Operating income (loss)	69,237	2,636	(4,650)	756	(199)	2,468	(794)	69,454	(11)	69,443
Income (loss) before extraordinary items	58,086	2,591	(5,493)	(347)	85	2,615	475	58,014	(1,130)	56,884

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	877,501	293,961	29,869	81,446	38,187	10,183	67,171	1,398,320	—	1,398,320
(2) Inter-segment revenues	2,363	1,015	—	20,910	4,297	2,429	35,625	66,642	(66,642)	—
Total revenues	879,864	294,976	29,869	102,357	42,485	12,613	102,796	1,464,962	(66,642)	1,398,320
Operating costs and expenses	788,542	291,410	35,315	101,752	42,470	9,559	104,035	1,373,085	(66,698)	1,306,386
Operating income (loss)	91,322	3,566	(5,446)	604	14	3,054	(1,238)	91,877	56	91,933
Income (loss) before extraordinary items	76,875	3,164	(6,604)	(2,048)	284	3,366	(395)	74,642	20	74,663

Notes:

1. Business segmentation method
   The NYK Group businesses are segmented based on the similarity in type and character of different services with reference to the Japan Standard Industry Classification, for which the sense of unity with respective management organizations is additionally taken into account.
2. Designations of major businesses and services which are included in each of the business segments

Shipping	Oceangoing and inshore cargo shipping; Vessel chartering; Forwarding agency (Overseas agencies on an exclusive basis for the NYK Group companies)
Logistics	Warehousing; Cargo forwarding
Cruise	Ownership and navigation of cruises
Terminal and Harbor Transport	Container terminal operation; Harbor transport
Shipping-related Services	Forwarding agency (Domestic agencies on a non-exclusive basis for the NYK Group companies); Tugboat operation; Wholesaling of shipping machinery and equipment; Other various services incidental to transportation
Real Estate	Rental/lease, management and sale of real estate
Others	Information processing service; Wholesaling of petroleum products; Travel services; Air freight services and so on

3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.
4. Until fiscal year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From this fiscal year, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. Compared with the previous method, the new method of accounting for these costs caused ¥1,600 million decrease in interim operating income for the nine months from April 1, 2004 to December 31,2004. This change does not affect the income before extraordinary items.

Supplements

※ Rounded down to the nearest 0.1 billion yen.

1. Transition of quarterly results (Consolidated)

Fiscal year ended March 31, 2005

	April 1, 2004, to June 30, 2004	July 1, 2004, to September 30, 2004	October 1, 2004, to December 31, 2004	January 1, 2005, to March 31, 2005
Revenues	billions of yen 372.2	billions of yen 395.9	billions of yen 420.5	billions of yen
Operating income	32.6	40.0	49.7	
Income before	32.0	38.2	46.4	
Net income	17.1	12.6	22.9	
Net income per share (Basic)	yen 14.02	yen 10.36	yen 18.77	yen
Net income per share	-	-	-	
Total assets	billions of yen 1,436.6	billions of yen 1,439.4	billions of yen 1,463.0	billions of yen
Shareholders's equity	369.2	381.7	400.4	
Shareholder's equity per share	yen 302.29	yen 312.56	yen 327.99	yen

Fiscal year ended March 31, 2004

	April 1, 2003, to June 30, 2003	July 1, 2003, to September 30, 2003	October 1, 2003, to December 31, 2003	January 1, 2004, to March 31, 2004
Revenues	billions of yen 326.5	billions of yen 353.4	billions of yen 352.2	billions of yen 366.0
Operating income	19.6	24.8	25.0	22.4
Income before	17.0	20.3	19.5	17.7
Net income	8.7	12.5	13.1	0.3
Net income per share (Basic)	yen 7.18	yen 10.25	yen 10.78	yen 0.06
Net income per share	-	-	-	-
Total assets	billions of yen 1,288.9	billions of yen 1,351.7	billions of yen 1,371.5	billions of yen 1,376.6
Shareholders's equity	298.8	333.5	337.3	358.0
Shareholder's equity per share	yen 244.60	yen 272.97	yen 276.18	yen 292.88

Notes: 1 Above results of each three months period (Revenues・Operating income・Income before extra-ordinary items・Net income) are calculated by subtracting relevant results of three months from April to June, six months from April to September (Interim period), nine months from April to December, and twelve months (full fiscal year).

2. "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each period.

2. Exchange rate (Consolidated)

	April 1, 2004 to December 31, 2004	April 1, 2003 to December 31, 2003	Change	April 1, 2003 to March 31, 2004
Average	¥ 108.55 to the dollar	¥ 116.09 to the dollar	Yen up 7.54	¥ 113.97 to the dollar
End of period	¥ 104.21 to the dollar	¥ 107.13 to the dollar	Yen up 2.92	¥ 105.69 to the dollar

	As of September 30, 2004	As of September 30, 2003	As of December 31, 2003
End of period	¥ 111.05 to the dollar	¥ 111.25 to the dollar	¥ 107.13 to the dollar
	¥ 137.04 to the euro	¥ 129.19 to the dollar	¥ 133.74 to the euro

3. Bunker price (Consolidated)

	April 1, 2004 to December 31, 2004	April 1, 2003 to December 31, 2003	Change
Consumed bunker price	$192.15 per ton	$175.62 per ton	Increase $16.53 per ton

4. Interest bearing debt (Consolidated)

(billions of yen)

	As of December 31, 2004	As of March 31, 2004	Change	As of December 31, 2003
Debt	514.3	532.4	-18.1	549.4
Bonds	141.8	121.9	19.8	122.0
Commercial Paper	-	-	-	20.0
Total	656.1	654.4	1.6	691.4

Non-consolidated Balance Sheets for the Nine Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Nine months ended December 31, 2004 (As of December 31, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Nine months ended December 31, 2003 (As of December 31, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	3,928		11,021		(7,093)	8,579	
Accounts receivable—trade	54,996		52,061		2,934	52,670	
Short-term loans receivable	77,888		56,400		21,487	48,467	
Advance money	1,381		2,039		(658)	1,621	
Supplies	10,045		9,181		864	8,794	
Deferred and prepaid expenses	39,540		31,593		7,946	31,220	
Receivables from agencies	8,793		6,099		2,694	8,124	
Deferred tax assets	4,348		5,503		(1,155)	4,900	
Other current assets	19,773		14,766		5,006	9,587	
Allowance for doubtful accounts	(18,150)		(16,597)		(1,552)	(14,295)	
Total current assets	202,545	22.7	172,070	20.2	30,475	159,671	19.1
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	112,865		117,309		(4,443)	120,628	
Buildings	23,244		25,810		(2,565)	25,499	
Equipment and fixtures	1,587		1,619		(31)	1,409	
Land	32,513		39,647		(7,134)	40,022	
Construction in progress	4,445		3,136		1,309	2,975	
Others	2,031		2,043		(12)	1,802	
Total vessels, property and equipment, net of accumulated depreciation	176,688	19.8	189,566	22.2	(12,877)	192,338	23.0
(Intangible assets)							
Leasehold	513		513		-	513	
Software	13,059		9,656		3,403	9,088	
Others	663		722		(59)	762	
Total intangible assets	14,236	1.6	10,892	1.3	3,344	10,364	1.2
(Investments and other assets)							
Investment securities	204,922		205,087		(164)	178,980	
Investment in stocks of associated companies	162,401		152,406		9,995	153,652	
Investment in capital of associated companies	3,233		1,320		1,913	1,005	
Long-term loans receivable	114,814		103,506		11,308	121,537	
Others	24,964		25,873		(909)	27,554	
Allowance for doubtful accounts	(10,926)		(7,824)		(3,102)	(7,374)	
Total investments and other assets	499,410	55.9	480,369	56.3	19,041	475,355	56.7
Total fixed assets	690,335	77.3	680,828	79.8	9,507	678,058	80.9
Deferred charges							
Bond issue cost	169		134		35	167	
Total deferred charges	169	0.0	134	0.0	35	167	0.0
Total assets	893,050	100.0	853,032	100.0	40,018	837,897	100.0

(Millions of yen)

Account title	Nine months ended December 31, 2004 (As of December 31, 2004)		Year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease	Nine months ended December 31, 2003 (As of December 31, 2003)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Accounts payable—trade	54,486		47,944		6,541	47,599	
Short-term redemption money for bonds	34,000		20,000		14,000	10,000	
Short-term bank loans	37,328		40,178		(2,850)	47,444	
Commercial paper	-		-		-	20,000	
Accounts payable—other	2,120		2,074		46	2,215	
Income taxes payable	14,441		17,318		(2,876)	14,660	
Advance received	25,054		19,264		5,789	18,031	
Deposits received	35,842		29,163		6,679	25,079	
Payables to agencies	1,363		1,197		166	1,230	
Employees' bonuses accrued	1,604		2,671		(1,066)	1,399	
Other current liabilities	10,133		10,373		(260)	4,145	
Total current liabilities	216,356	24.2	190,186	22.3	26,169	191,806	22.9
Long-term liabilities							
Bonds	106,800		100,800		6,000	110,800	
Long-term debt	193,154		207,802		(14,647)	212,156	
Deferred tax liabilities	9,464		11,810		(2,346)	987	
Reserve for employees' retirement benefits	1,565		1,362		202	1,124	
Reserve for directors' retirement benefits	748		775		(26)	735	
Reserve for periodic dry docking of vessels	2,499		3,930		(1,430)	4,363	
Reserve for EXPO 2005, AICHI, JAPAN	27		15		11	11	
Other long-term liabilities	18,112		19,265		(1,152)	18,730	
Total long-term liabilities	332,371	37.2	345,762	40.5	(13,390)	348,910	41.6
Total liabilities	548,728	61.4	535,948	62.8	12,779	540,717	64.5
SHAREHOLDERS' EQUITY							
Common stock	88,531	9.9	88,531	10.4	-	88,531	10.6
Additional paid-in capital							
Capital reserve	93,198	10.5	93,198	10.9	-	93,198	11.1
Retained earnings	121,888	13.7	96,797	11.3	25,091	96,478	11.5
Legal reserve	13,146		13,146		-	13,146	
Voluntary reserves							
Reserve for dividends	50		50		-	50	
Reserve for special depreciation	4,685		6,892		(2,207)	6,892	
Investment loss reserve	3		4		(1)	4	
Reserve for advanced depreciation of fixed assets	3,062		4,043		(980)	4,043	
General reserve	48,324		28,324		20,000	28,324	
Unappropriated retained earnings	52,616		44,335		8,280	44,016	
Net unrealized holding gains on other securities	44,066	4.9	41,639	4.9	2,427	22,014	2.7
Treasury stock	(3,362)	-0.4	(3,081)	-0.3	(280)	(3,042)	-0.4
Total shareholders' equity	344,322	38.6	317,083	37.2	27,238	297,180	35.5
Total liabilities and shareholders' equity	893,050	100.0	853,032	100.0	40,018	837,897	100.0

Non-consolidated Statements of Income for the Nine Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Nine months ended December 31, 2004 (From April 1, 2004, to December 31, 2004)		Nine months ended December 31, 2003 (From April 1, 2003, to December 31, 2003)		Increase or decrease	Year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues							
Revenue from shipping business	621,725		555,579		66,145	739,857	
Revenue from other businesses	6,529		7,056		(527)	9,317	
Total revenues	628,254	100.0	562,636	100.0	65,617	749,174	100.0
Operating costs and expenses							
Costs and expenses for shipping business	516,287		475,704		40,582	634,624	
Costs and expenses for other businesses	4,890		5,215		(324)	7,314	
General and administrative expenses	30,613		29,233		1,380	39,272	
Total operating costs and expenses	551,791	87.8	510,153	90.7	41,638	681,211	90.9
Operating income	76,462	12.2	52,482	9.3	23,979	67,963	9.1
Other income							
Interest and dividend income	11,666		3,818		7,848	6,687	
Others	748		727		21	1,070	
Total other income	12,415	2.0	4,545	0.8	7,870	7,757	1.0
Other expenses							
Interest expenses	6,450		7,250		(800)	9,285	
Others	1,710		4,561		(2,850)	6,303	
Total other expenses	8,160	1.3	11,812	2.1	(3,651)	15,588	2.1
Income before extraordinary items	80,717	12.9	45,216	8.0	35,501	60,132	8.0
Extraordinary gains							
Gain on sale of vessels, property and equipment	485		1,593		(1,108)	1,613	
Gain on sale of investment securities	2,862		496		2,366	496	
Other extraordinary gains	716		439		277	1,637	
Total extraordinary gains	4,063	0.6	2,529	0.4	1,534	3,746	0.5
Extraordinary losses							
Loss on sale of vessels, property and equipment	151		495		(344)	722	
Loss on devaluation of investment securities	1,841		122		1,718	50	
Provision for allowance for doubtful accounts	11,400		1,691		9,709	10,294	
Impairment loss on fixed assets	8,692		-		8,692	-	
Other extraordinary losses	509		579		(69)	6,049	
Total extraordinary losses	22,595	3.6	2,888	0.5	19,707	17,116	2.3
Income before income taxes	62,185	9.9	44,856	7.9	17,328	46,762	6.2
Income taxes and so on	21,745	3.5	17,585	3.1	4,159	19,172	2.5
Net income	40,439	6.4	27,271	4.8	13,168	27,590	3.7
Surplus brought forward	21,336	3.4	22,854	4.1	(1,518)	22,854	3.0
Interim dividend	9,160	1.5	6,109	1.1	3,051	6,109	0.8
Unappropriated retained earnings	52,616	8.3	44,016	7.8	8,599	44,335	5.9

RECEIVED
2005 FEB -1 P 12:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Business Report
FY 2004

INFORMATION

The documents following this cover sheet exist solely to provide English translations of selected information contained in the original Japanese text of the documents attached to the Notice of Ordinary General Meeting of Shareholders for reference only.

118th NYK Group Report Fiscal 2004

118th Fiscal Year
Report

From April 1, 2004,
To March 31, 2005

Nippon Yusen Kabushiki Kaisha

NYK Group Mission Statement

Through safe and dependable monohakobi (transport), we contribute to the betterment of societies throughout the world as a comprehensive global-logistics enterprise offering ocean, land, and air transportation.

Together with Our Customers

Through the use of our extensive skills and expertise and by considering each business site to be of utmost importance, we always work to create new value so that our customers will consider us a trusted and reliable partner.

Together with Our Shareholders and Investors

We aim to enhance our corporate value by being financially responsible and by conducting business activities in an open, honest, and transparent fashion.

Together with Society

As a good corporate citizen, we positively take on the tough issues that challenge our society, such as concerns involving the preservation of our natural environment, as we work for the betterment of the world that we inhabit.

Together with All Staff Members in the NYK Group

As a global enterprise that has the utmost respect for diversity in the workplace and the spirit of challenge, we emphasize the development of employee talents so that all staff members can take pride in their work and eventually fulfill their dreams.

Constituted on 31st March, 2005

Medium-term NYK Group New Management Plan

New Horizon 2007

April 1, 2005 to March 31, 2008

Strategy 1: Expansion of Shipping Business

- Fleet expansion to meet growing ocean transport requirements centering around the bulk/energy resources transportation segment
- Further stabilization of returns

Strategy 2: Leap onto logistics integrator

- Provision of high-quality comprehensive logistics service for customers in automotive-related industries, electronics and other manufacturers, and retail industries
- Quality upgrading and integration of respective container, automobile, logistics and port services
- Development of efficient ocean, land and air supply chains
- Stable supply of ocean transportation service by enhancing our own port and harbor infrastructure

Strategy 3: Reinforcement of corporate infrastructure

- Promotion of CSR management
- Promotion of environmental management and realization of safe maritime navigation
- Human resource development and use in global fields
- Reinforcement of technological capabilities and enhancement of training / educational programs focused on MTI
- Realization of information-intensive management

Greetings form the President

NYK Group celebrating the 120th anniversary in business on 1st October, this year will strive for a global logistics and megacarrier group leading the world by offering ocean, land and air transportation services.

Dear Shareholders:
The current year (FY2004) falls under the final year of our Group's medium and long term management plan named "Forward 120." In this respect, I am very happy to report to you of our having achieved a record business performance by sharply exceeding the expected target figures.

	Target	► Actual records
● Consolidated sales:	1,360 billion yen	1,606 billion yen (Increase of 18.1% above target)
● Consolidated ordinary profit:	77.5 billion yen	154.8 billion yen (Increase of 99.7% above target)
● Consolidated rate of after-tax return on invested capital (After-tax ROIC)	6.0%	9.4%

I believe that this was attributable to support from soaring demand on world wide routes and the results of untiring, creative approaches and cost reduction efforts on the part of the Company Group. I intend to steer management by closely watching the direction of the winds in the future.

On the basis of the results of "Forward 120", the Company Group has this April formulated a new medium-term management plan titled "New Horizon 2007". This is the management plan covering a 3-year period from the current year to FY2007 and further onward to FY2010 under the theme of "Acceleration of powerful growth strategies and stabilization of corporate infrastructure." To achieve the objective, we have formulated three management strategies.

First, the "expansion of shipping business." To cope with an increase in ocean cargo movements on a global scale, we will expand the scale of our fleet by focusing on the bulk/energy resources transportation segments. We will develop the fleet by spending 750 billion yen in three years from this year to FY2007. At the same time, aiming at stabilizing our earnings, we will promote the enhancement of our main business of shipping by retaining long-term, stable contracts and promoting cost reductions.

Next, "leap onto a logistics integrator." The Company Group aims at becoming the "logistics integrator" to meet ever-diversifying and increasing customer needs. To accomplish this, the Company will further advance its concept for comprehensive logistics headquarters as initiated in "Forward 120" by integrating its great fleet, one of the greatest in the world, with its international transportation network covering sea, land and air.

Finally, "reinforcement of corporate infrastructure." To steadily execute management strategies and meet the expectations of our customers, shareholders and other stakes holders, we will pursue to reinforce our corporate infrastructure. As an initial move, the Company has established CSR Management Headquarters in April this year. I myself, as the Chief Executive of the Headquarters, will promote CSR activities. The Company Group will carry out the mission of ensuring safe navigation of its ships, the basic assets of the Group and environmental management, simultaneously working on strengthening the technological capability and enhancement of training and education focused on MTI (Monohakobi Technology Institute), realization of information-intensive management, human resource development for employees of the Group all over the world and positive implementation of compliance.

NYK will celebrate the 120th anniversary in business this year. NYK Group will remain partner trusted and relied by customers for the next 120 years. At the same time, it intends to further raise the

corporate value of the Group to meet shareholders' expectations. Regarding the dividend for the coming term, the Company plans to pay ¥8 per share each for the medium and term-end dividends, and ¥16 annually.

In all our endeavors, we will be grateful for our shareholders' continuing support.

June, 2005

K. Miyahara

Koji Miyahara
President

The 118th Ordinary General Meeting of Shareholders
Documents attached to the Notice of Ordinary General Meeting of Shareholders

Business Report

1. Outline of the consolidated group business

Review of Operations

Business record for the current term

During the current term, the world economy developed well notwithstanding the soaring oil prices, and the ocean transportation recorded major growth. The United States expanded its economy favorably. China continued to grow at an annual rate exceeding 9% while economic conditions were partially tightened. The European economy grew steady as a whole. The Japanese economy was slightly sluggish compared with growth in the previous term. Attention is focused on the trends of oil prices and U.S. financial policy reflecting the country's concerns about inflation.

In this business environment, the consolidated business of the Company group achieved sales (operating income) at 1,606 billion yen (a 14.9% increase over the preceding term), operating profit at 161.3 billion yen (a 75.5% increase over the preceding term, ordinary profit at 154.8 billion yen (an increase of 103.7% over the preceding term), and net profit for the current term at 71.3 billion yen (a 104.9% increase over the preceding term). These figures by far exceeded the prospected business results announced in May last year. With increase in both sales and profits over the preceding term, the Company achieved record-high business results.

Outline of business segments

- Shipping business

For the current term, most of the shipping segments achieved their prospected targets both in sales and operating profits, resulting in increased returns compared with the preceding term. While fuel costs and charter hires rose, we made cost reduction efforts in every field of operations.

Container transport segment

Cargo movements developed well for each line with the freight volume exceeding that of the previous fiscal term. Despite a shortage of shipping capacity, the company worked on the freight rate recovery and could achieve a certain degree of results. In addition, with the purposes of promoting high expertise business activities, and achieving improved customer satisfaction in Japan, we have established NYK Line Japan Co., Ltd..

The outline by line is as follows:

Outbound cargo transportation on the North American line developed at a high level supported by steady U.S. consumption although some demurrage was observed on the U.S. West Coast due to the shortage of the longshoremen. Outbound cargo transportation developed well on the European lines supported by the soaring Euro prices and affiliation of 10 countries into the EU. Cargo transportation on the Australian line progressed favorably supported by their steady economy. On the Central/South American and African lines, we have enhanced our service with independent allocation of ships for the west coast of South America and the opening of the cross transport line. On the Asian intra-lines operated by Tokyo Senpaku Kaisha, Ltd., we have enhanced our service by opening new lines in response to increased demand for shipping capacity. On the conventional liner lines operated by NYK-Hinode Line, Ltd. we have promoted the development of multi-purpose fleets of ships including heavy cargo carriers. On all these lines, we made efforts in recovering freight rate on the background of favorable market positions.

Car transportation segment

The current market position for the car carriers progressed well supported by the large volume of worldwide cargo traffic levels. The Company met the growing demand by promoting chartering and efficient allocation of ships in addition to the placement of 7 newly built large ships in service. The Company promoted business development activities to meet the growth of global logistics of finished cars, which included new acquisitions of logistics agreements for finished cars in the Chinese and Asian markets, establishment of the joint venture terminal companies for finished cars in Tianjin and Dalian in succession to Shanghai, development of the domestic cargo transport business in China which began as a joint venture project, and full-scale participation of the overland transport of finished cars in China.

Bulk/Energy resource transportation segment

(Bulk carrier) Favorable tramp market for both the Capesize and Panamax sizes continued growing with increased demand for transporting steel material into China. This was reflected in the profits of the Company Group. We have concluded long-term specialized carrier agreements with major customers, domestic and overseas, for the purpose of stabilizing the earnings. Regarding the wood chip carrier, we have made efforts to maintain stable earnings through long-term agreements and promote efficient navigation of the free carriers. We have also endeavored to positively develop tripartite business as obtaining long-term agreements with major U.S.. customers for transportation between South America and the United States. NYK Global Bulk Corp. operating handysize bulk carriers achieved favorable results, enjoying steady cargo transportation demand for steel materials, raw materials, salt, grains, etc. NYK Reefers Ltd. in operation in the reefer carrier business and Saga Shipholding (IOM) Ltd. operating open hatch carriers for wood pulp, lumber, steel products, etc. achieved their prospected targets supported by favorable development of respective markets. Shinwa Kaiun Kaisha, Ltd. running bulk cargo and raw material transportation achieved a major increase in sales and profits over the preceding term supported by enlarged Chinese demand for shipping services.

<Energy resource carriers> The VLCC market developed favorably at a high level due to increased oil imports to China and the U.S.. The Company maintains stable earnings by acquiring new long-term agreements, simultaneously spurring reinforcement of overseas business with the calling at North American ports by VLCC for the first time since 1990. With regard to fleet development, the construction of six double-hull VLCC's was completed, while another VLCC of the same specifications and an Aframax tanker were newly built and chartered. Petroleum product carrier was also supported by good market conditions in the earnings. Regarding the domestic chemical product transportation in China, three Japanese and Chinese shipping companies including the Company entered a joint venture business agreement. LPG carriers contributed to producing stable earnings with a fleet of 10 carriers on long-term agreements. A total of 32 LNG Carriers including two newly built vessels possessed by the Company and our invested companies worked steady operation. In addition to new agreements with Japanese customers, the Company positively developed overseas business including the independent order receipt of a Nigerian project, participation in the Russian Sakhalin project No.2 and so forth. Kyoei Tanker Co., Ltd. mainly operating the tanker transport, and Taiheiyo Kaiun Co., Ltd. engaging in the transport of raw materials and fuel, maintained stable earnings through steady operation of long-term chartered vessels.

- Logistics business

The Company's logistics business has been developing since 2002 with investment based on the LSP (Logistics Strategy Plan). By developing the LSP 3-year plan since the preceding term, with a target set to improve earnings, the Company succeeded in increasing whole sales and improving profits in a number of overseas businesses, subsequently meeting the prospected targets. In Japan, NYK Logistics Japan Co., Ltd commenced business activities in August last year, and has begun accepting global logistics services on a through basis. Yusen Air & Sea Service Co., Ltd. achieved a sharp increase in sales and operating profits over the preceding term largely based on brisk air cargo transport demand. This company was listed on the First Section of the Tokyo Stock Exchange in February this year.

- Cruise business

The cruise business in the Japanese market recovered from the effects of the Iraqi War during the preceding term. It achieved record-high sales and operating profit. In the U.S., we failed to achieve the prospected target because of intensified competition in the high-class cruise market including our three Crystal series.

- Terminal and harbour transport business

Supported by steady cargo movements, the total volume of handling by all the terminals in Japan, Asia, North America and other areas developed favorably. A setback was experienced in terminal business management at the Port of Los Angeles on the U.S. West Coast last July due to the shortage of longshoremen. However, the situation returned to normal within the last year. The Company is in the process of reviewing new development of the container terminal business in China and other Asian countries.

- Shipping-related services business, real estate business and others

In business areas related to shipping, both NYK Trading Corp., established as a result of a merger in the year before last, and United Maritime Co., Ltd. a shipping agency, achieved good business results by concentrating management resources and strengthening their competitive ground through the realization of a synergetic effect. The tug boat operation business also developed well in general.

The real estate segment, which mainly handles the leasing of office space, achieved the prospected target due to steady management efforts while the market environment was going through changes prompted by the redevelopment of the inner city and other factors.

In other business spheres, Nippon Cargo Airlines Co., Ltd. a sole international cargo airline company in Japan, which links major hub cities in North America, Europe and Asia with its fleet of 11 dedicated aircraft, it recorded higher sales but lower earnings compared with the preceding term, affected by soaring fuel prices despite a steady freight market.

The restaurant and sightseeing business are facing severe market conditions for which countermeasures are under review. Nippon Airship Corp. commenced its advertising business using a rigid airship. The company plans to expand activities into the sightseeing business from the next term onward.

Operating revenue and income by segment

Industry Segment	Operating revenue	Change from the previous fiscal term	Operating income	Change from the previous fiscal term
	(100 millions of yen)	(%)	(100 millions of yen)	(100 millions of yen)
Shipping	10,226	16.2	1,499	585
Logistics	3,571	21.1	83	48
Cruise	334	11.9	△36	18
Terminal and Harbour Transport	1,090	6.5	41	35
Shipping-related services	447	5.3	1	0
Real Estate	129	2.7	28	△2
Others	1,020	△0.7	△3	8
(Elimination)	(759)	-	(0)	-
Total	16,060	14.9	1,613	694

Safety and Environment

The safe navigation of vessels is a priority management task for the Company Group. We worked hard to assure the safety of all vessels by means of the transmission of safety information, implementation of joint sea and land safety drills in preparation for emergency situations, safe quality assurance activities for ship owners of chartered vessels, vessel management companies and vessels based on our own safety environmental standards of NAV9000 and so forth. Regarding global environmental conservation, we have started the further strengthening of the global environmental management system by formulating the Group Environmental Management Vision. The safe quality management and environment management of the Company Group draw a high evaluation from customers, media and trade circles.

Challenges Involving New Technologies

The Company grapples with technological development aimed at achieving safe and efficient navigation and reducing the release of earth warming substances and other air pollutants generated by ships during navigation as part of the important tasks supporting environmental management. The Company Group strived to develop global environmentally-friendly technologies for the ships. This includes the development and adoption of the electronic controlled engine, a wind turbine generator system, solar light generation system, fuel homogenizing device and other fuel-saving technologies, device of alternative maritime power and dust removing devices on ships, and a proposal to the IMO (International Maritime Organization) for oily water separating system. This system was developed by the Company in cooperation with shipbuilders and machinery manufacturers by utilizing information obtained from the actual sites on board the vessels. At MTI, which was newly inaugurated last April, we carry out research and development to improve the quality of transportation service, pursue safety, reduce transport costs and cope with environmental problems.

Financing

Funds required by the Company Group for the current term were covered by our own financial assets, loans from financial institutions and issuances of commercial papers and corporate bonds. Newly issued corporate bonds for the current term accounted for 30 billion yen (consisting of 20 billion yen in the 22nd issuance of straight, uncovered bonds by the Company and 10 billion yen in the 23rd issuance of the same).

Capital Investment

The Company implemented an overall investment in equipment of 193.5 billion yen by focusing on the shipping business for the current term.

In the shipping business segment, we made an investment in equipment of 168.4 billion yen for building ships, 14.7 billion yen for constructing warehouses in the logistics business, and 3.9 billion yen for installing terminal machinery and equipment in the terminal and harbour transport business. In other segments, we made an investment in equipment of 1.2 billion yen for the cruise business, 2.4 billion yen for the shipping-related services, 0.9 billion yen for the real estate business and 1.6 billion yen for others.

Issues to be Addressed by the Consolidated Group

The Company formulated a new medium-term management plan titled "New Horizon 2007" that took effect this April. In the final year (the term ending March 2008) of this 3-year plan, we have set numerical targets of 1,800 billion yen for consolidated sales, 160 billion yen for ordinary profit and over 8% of rate of after-tax return on invested capital.

First of all, to meet an increased demand for marine transport, we will develop and strengthen our fleet with a priority given to the bulk/energy resource transportation segment. Regarding the financing for the investment in ships, we will give consideration to an optimal capital balance in raising the funds. At the same time, we will aim at stabilizing our earnings. To achieve this, we will strive to retain long-term stable agreements while continually reducing costs to realize further improvement in our profits.

We will functionally combine a large scale fleet, globally deployed logistics bases, self-managed terminals, and other infrastructure and networks to meet our customers' diversifying and ever more sophisticated needs. Subsequently, we will build up closer partnerships and further expand the comprehensive logistics business as the logistics integrator.

In the cruise business, we will replace the Asuka, the existing luxury liner that has been in service since last spring, with a larger, high-grade one, the "Crystal Harmony" currently in service in the U.S. market. After christening her as "Asuka II", we will put her into the Japanese market to improve earnings in the growing cruise market in Japan.

The Company Group has established CSR Management Headquarters in April this year by understanding that CSR should be the basis for our management. We will continually promote CSR activities in the future to contribute to the improvement of corporate value. By placing the safe navigation of vessels in our main business of shipping and environmental protection as our most priority challenge, we will continue to work on these matters with maximum efforts. Regarding our internal controls, the Company will promote the guidance and thorough understanding of compliance among the Company and Group companies. Simultaneously, in April this year the Company established a Risk management department to promote appropriate risk management principles for overall business activities conducted by the Company. In addition, we will have our internal audit department thoroughly audit legality and efficiency concerning the execution of business operations. Moreover, we will work on building an optimal internal control system for the entire consolidated group. To develop CSR and these activities on a global basis, we will promote the development of an efficient group management system through overseas regional control companies.

In addition, to retain and improve trust by the markets, we will continue to execute thorough care to maintain reliability of our financial information. As part of these activities, in April this year we established an Information disclosure committee to promote appropriate information disclosures as required.

In the course of global business development by the Company Group, human resource development and utilization are very important measures. Irrespective of nationality, the Company Group is developing human resources who will be the nucleus of our business operation. We are positively promoting the appointment of personnel with motivation, competence and ability to higher positions. In April this year, we appointed a foreign national as a member of committee of directors for the first time.

The Company understands that improving technological capabilities concerning transportation of every type will develop a competitive edge for the Company Group as megacacarrier gourp. Accordingly, we will strive to improve technical capabilities of ocean transport and logistics management with MTI functioning at the center.

Business Results and Summary of Assets of the Consolidated Group and the Company

1. Consolidated Business Results and Summary of Assets **(In millions of yen)**

	The 115th term FY2001	The 116th term FY2002	The 117th term FY2003	The 118th term (current term) FY2004
Operating revenue	1,142,934	1,249,242	1,398,320	1,606,098
Income before extraordinary items	50,107	50,344	74,663	154,803
Net income	17,538	14,292	34,810	71,326
Net income per share	14.23 (yen)	11.48 (yen)	28.27 (yen)	58.12 (yen)
Total Assets	1,339,922	1,287,170	1,376,664	1,476,226
Total shareholders' equity	320,096	288,363	358,044	427,770
Shareholders' equity per share	260.80 (yen)	235.81 (yen)	292.88 (yen)	350.10 (yen)

2. Non-consolidated Business Results and Summary of Assets **(In millions of yen)**

	The 115th term FY2001	The 116th term FY2002	The 117th term FY2003	The 118th term (current term) FY2004
Operating revenue	748,995	711,473	749,174	841,137
Ordinary income	43,079	43,749	60,132	106,641
Net income	13,225	12,614	27,590	53,116
Net income per share	10.73 (yen)	10.22 (yen)	22.52 (yen)	43.41 (yen)
Total Assets	803,511	794,490	853,032	939,085
Total shareholders' equity	281,842	253,394	317,083	365,578
Shareholders' equity per share	229.63 (yen)	207.30 (yen)	259.49 (yen)	299.34 (yen)

2. Current State of the Consolidated Group and the Company (as of Mar. 31, 2005)

Principal Business of the Consolidated Group

Shipping, logistics, cruise, terminal and harbour transport, shipping related services and real estate business

Principal Business Offices of the Consolidated Group

The Company

Head Office:	(Yusen Bldg.) 3-2, Marunouchi 2 Chome, Chiyoda-ku, Tokyo
Branch Offices:	Sapporo Branch Office (Sapporo City) and Yokohama Branch Office (Yokohama City) Nagoya Branch Office (Nagoya City) and Kansai Branch Office (Kobe City) Kyushu Branch Office (Fukuoka City) and Taipei Branch Office (Taipei, Taiwan)
Local offices:	Tomakomai, Muroran and Kushiro
Overseas resident and representative offices:	Sao Paulo and Buenos Aires Johannesburg, Dubai and Doha Jedda, Hochimin, Beijing and London

Principal subsidiaries (locations of head office or country)

NYK Trading Corporation	(Minato-ku, Tokyo)
NYK Global Bulk Corporation	(Chiyoda-ku, Tokyo)
Yusen Air & Sea Service Company, Limited	(Chuo-ku, Tokyo)
Tokyo Senpaku Kaisha, Limited	(Chiyoda-ku, Tokyo)
NYK-Hinode Line, Limited	(Chiyoda-ku, Tokyo)
UNI-X Corporation	(Shinagawa-ku, Tokyo)
Hachiuma Steamship Company, Limited	(Kobe)
NYK Cruises Company, Limited	(Chiyoda-ku, Tokyo)
NYK Group America Incorporated	(U.S.A.)
NYK Group Europe Limited	(U.K.)
NYK Group South Asia Private Company	(Singapore)
NYK Group Oceania Proprietary Limited	(Australia)

Shares

Total number of shares authorized to be issued	2,983,550,000
Number of shares issued	1,230,188,073
Number of shareholders	122,538 (Decreased by 134 from the preceding term)

Major shareholders (Top 10)			Investment by the Company in these major shareholders	
Name	Number of shares held	Percentage of equity participation	Number of shares held	Percentage of equity participation
	(thousand shares)	(%)	(thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (trust account)	112,284	9.1	-	-
The Master Trust Bank of Japan, Ltd. (trust account)	104,403	8.5	-	-
Tokio Marine & Nichido Fire Insurance Co., Ltd.	57,275	4.7	-	-
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. account, (retirement allowance trust account)	54,717	4.5	-	-
Meiji Yasuda Life Insurance Co.	38,899	3.2	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	36,978	3.0	-	-
Mizuho Corporate Bank, Ltd.	29,417	2.4	-	-
Trust & Custody Services Bank, Ltd. (trust B account)	18,961	1.5	-	-
State Street Bank and Trust Co.	18,231	1.5	-	-
Japan Trustee Services Bank, Ltd. (4 trust accounts)	12,961	1.1	-	-

Note: Regarding the Master Trust Bank of Japan (Mitsubishi Heavy Industries, Ltd. account and retirement allowance trust account), the Company is in possession of 12,150,000 shares (percentage of equity participation: 0.4%) of Mitsubishi Heavy Industries, Ltd.

Treasury Stock Acquired, Disposed or Lapsed and Held

Shares acquired		
Less-than-One-Voting-Unit Share Purchased	Common Stock	687,253
	Total price of acquisition	375,781,627 (yen)
Shares disposed of or lapsed	None	
Shares held as of the end of the fiscal term	Common Stock	9,255,824

Major creditors to the Company, amount of borrowings and the number of the Company's shares held by lenders and percentage of equity participation

Creditors	Balance of borrowings of the Company and percentage of equity participation	Number of the Company's shares held by creditor (thousands)	
	(Millions of yen)	(thousand shares)	(%)
Meiji Yasuda Life Insurance Co.	57,208	38,899	3.2
Development Bank of Japan	45,072	-	-
Sumitomo Life Insurance Co.	25,787	1,750	0.1
Nippon Life Insurance Co.	25,769	7,600	0.6
The Dai-ichi Mutual Life Insurance Co.	15,183	2,006	0.2
Taiyo Life Insurance Co.	10,256	3,600	0.3
Mitsui Life Insurance Co., Ltd.	8,817	-	-
Fukoku Mutual Life Insurance Co.	6,846	971	0.1
Asahi Mutual Life Insurance Co.	6,475	-	-
Daido Life Insurance Co.	6,446	-	-

Employees of the consolidated group and the Company

Employees of the consolidated group	
Segment	Number of employees
Shipping	3,686
Logistics	12,120
Cruises	414
Terminal and Harbour Transport	4,119
Shipping Related Services	1,032
Real estate	70
Others	1,530
Company-wide (common)	261
Total	23,232

Employees of the Company

		Number of employees (persons)	Year-on-year change (persons)	Average age (years)	Average length of service (years)
Employees		1,263	△3	41.5	18.0
Employees on sea duty	Staff members	408	△12	42.3	20.1
	Non-staff members	49	△4	53.6	35.7
	Sub-total	457	△16	43.5	21.8
Total / Average		1,720	△19	42.0	19.0

Note: Triangular marks (△) indicate decreases.

State of ships of the consolidated group

Vessels in service

Type of vessel	Number	K/T (dwt)
Container ships (including semi-container ship)	137	4,395,489
Bulk carriers (Capesize)	75	10,577,326
Bulk carriers (Panamax & Handy size)	142	6,436,828
Wood Chip carriers	44	2,046,914
Car carriers	98	1,485,724
Reefer carriers	27	252,718
Tankers	61	10,552,485
LNG carriers	22	1,548,410
Cruise ships	4	22,957
Others	36	338,567
Total	646	37,657,418

Details of ships in possession

Type of vessel		Number	K/T (dwt)
Container ships (including semi-container ship)	(In possession)	24	881,661
	(Shared)	1	21,813
Bulk carriers (Capesize)	(In possession)	38	5,521,022
	(Shared)	5	329,045
Bulk carriers (Panamax & Handy size)	(In possession)	34	1,452,627
Wood Chip carriers	(In possession)	12	537,636
Car carriers	(In possession)	34	518,398
	(Shared)	2	12,942
Reefer carriers	(In possession)	12	118,766
Tankers	(In possession)	18	3,872,212
	(Shared)	16	1,420,740
LNG carriers	(Shared)	22	606,955
Cruise ships	(In possession)	3	14,797
Others	(In possession)	14	117,802
	(Shared)	3	5,025
Total	(In possession)	189	13,034,921
	(Shared)	49	2,396,520

Note: Weight tonnage of shared vessels denotes the holding of the Company group.

Status of Major Business Combinations

Changes and results of business combinations

The Company group is running business in 7 segments consisting of shipping that forms the nucleus of the group operations, logistics, cruise, terminal and harbour transport, shipping related services, real estate and others.

The number of consolidated subsidiaries, etc. numbers 495 as of Mar. 31, 2005 and the equity-method companies 30. For business results of the consolidated group, see the preceding "Review of Operations" (on page 5 – 8) and "Business Results and Summary of Assets of the Consolidated Group and the Company" (on page 10).

Major subsidiaries

Company	Paid-in Capital	NYK's Ownership (%)	Main activitieds
NYK Trading Corporation	¥1,246 million	77.94	Sales of petrochemical products, etc
NYK Global Bulk Corporation	¥4,150 million	100.00	Marine transportation business
YUSEN Air & Sea Service Co., Ltd.	¥4,301 million	61.41	Air freight forwarding business, etc
Tokyo Senpaku Kaisha, Ltd.	¥1,899 million	100.00	Marine transportation business
NYK-Hinode Line, Ltd.	¥2,100 million	100.00	Marine transportation business
UNI-X Corp.	¥934 million	61.44	Harbour transportation business
Hachiuma Steamship Co., Ltd.	¥500 million	68.73	Marine transportation business
NYK Cruises Co., Ltd.	¥2,000 million	100.00	Ownership and operation of cruise ships
NYK Group Americas Inc.	US$4,000,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc. in North and South American areas
NYK Group Europe Ltd.	£63,500,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc. in Europe (excluding the United Kingdom)
NYK Group South Asia Pte., Ltd.	SP$12,800,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc. in Southern Asian areas
NYK Group Oceania Pty., Ltd.	A$8,400,000	100.00	Controlling subsidiaries engage in marine transportation and global logistics businesses, etc. in Oceania areas
Albireo Maritima S.A. 299 other companies	US$180,656,000 (total of 110 companies) ¥18,820 million (total of 190 companies)	100.00 (all companies)	Ship leasing business

Note 1. Percentage of voting rights includes indirect holdings.

2. Albireo Maritima S.A. and 299 other companies are consolidated subsidiaries fully owned by the Company group and established in Panama and Liberia, etc. for the purpose of holding and leasing ships. The vessels periodically chartered from these companies by the Company group constitute an important part of the fleets of ships under operation by the Company group.

Status of principal affiliates

Company	Paid-in Capital	NYK's ownership (%)	Main activities
Nippon Cargo Airlines Co., Ltd.	¥21,600 million	27.77	Air transportation business
Shinwa Kaiun Kaisha, Ltd.	¥8,100 millions	26.78	Marine transportation business
Kyoei Tanker Co.,Ltd.	¥2,850 million	30.00	Marine transportation business
Taiheiyo Kaiun Co., Ltd.	¥2,750 million	22.78	Marine transportation business

Note: Percentage of voting rights includes indirect holdings.

Compensation paid to Accounting Auditor

1. Total compensation to be paid by the Company and its subsidiaries	¥123 million
2. Of the total amount prescribed in 1, the total amount of compensation paid to the Accounting Auditor concerning the operation prescribed in Article 2, Paragraph 1 of the Certified Public Accountant Law (audit certification)	¥113 million
3. Of the total amount prescribed in 2, compensation payable for the Company to the Accounting Auditor for their services	¥53 million

Note: The audit agreement entered into by the accounting auditor and the Company does not clearly distinguish the amount being derived form the audit under the "Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki-Kaisha* (Corporations)" and that being derived from the audit under the "Securities and Exchange Law". Therefore, the amount in 3 above includes total compensations.

Significant Subsequent Events of the Group

None to be mentioned.

3. Current state of directors of the Company (as of Mar. 31, 2005)

Directors and Corporate Auditors

Chairman	Takao Kusakari*	
President	Koji Miyahara*	
Executive Vice Presidents	Tadatoshi Mamiya*	Tadamasa Ishida*
Senior Managing Directors	Yukio Ozawa* Takao Manji*	Koji Usami*
Managing Directors	Michio Tamiya Takahiro Ota Hiromitsu Kuramoto Yasumi Kudo Hiroshi Sugiura	Yasushi Yamawaki Koichi Aoki Minoru Sato Koichi Inoue
Director	Masahiro Aoyama	
Corporate Auditors (Full-time)	Ryuji Narisada	Kazuhira Kamiya
Outside Corporate Auditors (Part-time)	Keisuke Kitajima	Tsuyoshi Miyazaki

Note 1. Asterisk (*) denotes the representative director (including one within the note).

2. All the directors are concurrently appointed as the Executive Officer (as of Mar. 31, 2005). For principal responsibility or occupation of the directors concurrently appointed as the Executive Officer, see the column for the Executive Officer on page 11.
3. Of Corporate Auditors, Messrs. Keisuke Kitajima and Tsuyoshi Miyazaki are Outside Corporate Auditors as stipulated in Article 18, Paragraph 1, of the "Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha (Corporations)" and that being derived from the audit under the "Securities and Exchange Law".
4. Mr. Keisuke Kitajima, Corporate Auditor, is an attorney-at-law. He is appointed as an outside corporate auditor of Nippon Life Insurance Company and an outside director of Daiwa Securities Group, Inc.
5. Mr. Tsuyoshi Miyazaki is appointed as an executive adviser to Mitsubishi Logistics Corporation.
6. Directors retired and newly appointed during the current term are as follows:

Retirement		
Director	Yuji Hirano	(Retired upon resignation on Jun. 29, 2004)
Director	Yoshinobu Uezu	(Retired at the expiration of his term in office on Jun. 29, 2004)
Director	Shunichi Yano	(Retired at the expiration of his term in office on Jun. 29, 2004)
New appointments		
Managing Director	Minoru Sato	(Appointed on Jun. 29, 2004)
Managing Director	Yasumi Kudo	(Appointed on Jun. 29, 2004)
Managing Director	Koichi Inoue	(Appointed on Jun. 29, 2004)
Managing Director	Hiroshi Sugiura	(Appointed on Jun. 29, 2004)

7. The rank classification and right of representation have been changed as follows as of Apr. 1, 2005:

As of Mar 31, 2005		After the change
Senior Managing Director*	Yukio Ozawa	Executive Vice President*
Managing Director	Michio Tamiya	Senior Managing Director*
Managing Director	Yasushi Yamawaki	Senior Managing Director*
Managing Director	Takahiro Ota	Managing Director*
Executive Vice President*	Tadatoshi Mamiya	Director
Senior Managing Director*	Koji Usami	Director
Managing Director	Koichi Aoki	Director

Executive Officers (for your reference)

Name	Assignment or principal responsibilities
Takao Kusakari	
Koji Miyahara	
Tadatoshi Mamiya	Chief Executive of Bulk/Energy Resources Transportation Headquarters (Bulk/Energy Resources Transportation Headquarters: Tramp Co-ordination Group, Capesize Bulker Group, Forest Products Group, Steaming Coal Group, Petroleum Group, Petroleum Product and LPG Group, LNG Carrier Group, and Bulk/Energy Atlantic Group) and Technical Headquarters (Technical Headquarters: Safety and Environmental Management Group, Technical Group, Tanker and Gas Carrier Management Group, and Fleet Management Group)
	Oversees Tramp Co-ordination Group, Capesize Bulker Group, Forest Products Group, Steaming Coal Group, Petroleum Group, Petroleum Product and LPG Group, LNG Group, Bulk/Energy Atlantic Group, Sapporo Branch, Kyushu Branch, and Middle-East Region
	In charge of Corporate History Chamber, and MTI (Monohakobi Technology Institute)
Tadamasa Ishida	Chief Executive of Global Logistics Headquarters (Global Logistics Headquarters: Container Transportation Division, Logistics Division, Car Carrier Division, and Harbour Division)
	Oversees IT Strategy Group, Container Trade Management Group, Liner Service Sales Group, Japan Area Management Group, Latin America and Africa Group, Logistics Business Management Group, Japan Logistics Group, Harbour Group, Yokohama Branch, Nagoya Branch, Kansai Branch, and Latin America Region
	In charge of matters related to TOKYO SENPAKU KAISHA, LTD.
	Chairman of IT Strategy Committee
Yukio Ozawa	Oversees New Frontier Group, Planning Group and Corporate Affiliate Management Group
	In charge of Management Coordination Group, Internal Audit Camber, Cruise Enterprise Group, Finance Group and Group Management Committee
	Chief Financial Officer

Name	Assignment or principal responsibilities
Koji Usami	Oversees General and Legal Affairs Group, Secretary Group and Corporate Communication Group
	In charge of Human Resources Group and Research Group
	Chief Compliance Officer
	Executive Chief of Environmental Management(ECEM)
Takao Manji	Oversees Human Resources Group (Personnel management of Sea employee) and Technical Group
	In charge of Safety and Environmental Management Group, Tanker and Gas Carrier Management Group, and Fleet Management Group
Michio Tamiya	In charge of Bulk/Energy Atlantic Group and business related to Open Hatch Bulker and Reefer Cargo
Yasushi Yamawaki	In charge of Steaming Coal Group, Petroleum Product and LPG Group, LNG Group, Sapporo Branch, and Kyushu Branch
Takahiro Ota	In charge of General and Legal Affiars Group (General Affairs), Secretary Group, Latin America and Africa Group, Latin America Region, and matters related to HINODE YUSEN CO. LTD
Koichi Aoki	Chief Representative for China
Hiromitsu Kuramoto	In charge of Tramp Co-ordinataion Group, Capesize Bulker Group, Forest Products Group, Petroleum Group, and matters related to NYK GLOBAL BULK CO., LTD
Minoru Sato	Managing Director of NYK GROUP EUROPE LTD.
Yasumi Kudo	Oversees Logistics Business Management Group, Car Carrier Group, and China Auto-Project Group
	In charge of Nagoya Branch and Middle-East Region
Koichi Inoue	In charge of Technical Group
	Assists the Director who is in charge of Safety and Environmental Management Group, Tanker and Gas Carrier Management Group, and Fleet Management Group
Hiroshi Sugiura	In charge of Planning Group and Corporate Affiliate Management Group
Masahiro Aoyama	In charge of General and Legal Affairs Group (Legal Affairs) and Harbour Group
Hiroyuki Shimizu	President of NYK GROUP AMERICAS INC.
Yutaka Yasunaga	In charge of IT Strategy Group and New Frontier Group
	Chief Information Officer
	General Manager of IT Strategy Group
Tsuguo Yamada	In charge of matters related to NYK ACCOUNTING CO. LTD.
	Assists the Director who is in charge of monthly closing
Susumu Kikuchi	Deputy Chief Representative for China
	Chairman of NYK LINE (CHINA) CO. LTD.
Motoo Igawa	In charge of Corporate Communication Group
	Assists the Director who is in charge of Forest Products Group and Steaming Coal Group
Masamichi Morooka	In charge of Container Trade Management Group
Naoki Takahata	General Manager of Finance Group
Makoto Igarashi	General Manager of Cruise Enterprise Group

Name	Assignment or principal responsibilities
Yoshiharu Murata	In charge of Liner Service Sales Group, Japan Area Management Group, Logistics Business Management Group, Yokohama Branch, and Kansai Branch
Masato Katayama	General Manager of Latin America and Africa Group
Masahiro Kato	In charge of Car Carrier Group and China Auto-Project Group
Hidenori Hono	Assists the Director who is in charge of Petroleum Group
	General Manager of Capesize Bulker Group
Yuji Semba	Assists the Director who is in charge of LNG Group
Koichiro Shoji	Chief Executive Officer of JAPAN MARINE SCIENCE INC.
Shinji Kobayashi	President of HINODE YUSEN CO. LTD.
Tetsufumi Otsuki	Director of NIPPON CARGO AIRLINES CO. LTD.
Takeshi Matsunaga	Managing Director of NYK GLOBAL BULK CO. LTD.
Takatake Naraoka	Managing Director of TOKYO SENPAKU KAISHA, LTD.
Genta Ohyama	Managing Director of YUSEN AIR & SEA SERVICE CO. LTD.

Note 1. Executive Officers members are appointed by the board of directors. They assist the president in executing business.

2. Executive Officers Genta Ohyama was appointed to the position as of Jun. 29, 2004.
3. Executive Officers appointed as of Mar. 31, 2005 are as follows: Tadatoshi Mamiya, Koji Usami, Koichi Aoki, Masahiro Aoyama and Koichiro Shoji
4. Executive Officers appointed as of Apr. 1, 2005 are as follows: Mitsutoshi Nawa, Saburo Yamagata, Takamaru Ishida, Toshinori Yamashita, Hiroshi Hattori, and Naoya Tazawa, Yasuyuki Usui, Tadaaki Naito, and Lanny Vaughn

* Amounts and number of shares in the current Business Report are indicated after rounding down the fractions smaller than the unit.

Consolidated Balance Sheet

As of Mar. 31, 2005
(In millions of yen)

Item	Amount	Item	Amount
Assets		**Liabilities**	
Current assets	399,500	Current Liabilities	477,865
Cash and deposits	66,739	Notes and accounts payable—trade	152,418
Notes and accounts receivable—trade	189,656	Current portion of corporate bonds	25,008
Marketable securities	1,639	Short-term bank loans and current portion of long-term debt payable	140,850
Inventories	22,711	Income taxes payable	37,184
Deferred assets and prepaid expenses	42,897	Deferred income tax liabilities	1,795
Deferred income tax assets	3,950	Advance received	49,170
Other current assets	73,561	Employees' bonuses accrued	8,047
Allowance for doubtful accounts	(1,655)	Reserve for participation in EXPO 2005 Aichi	31
Fixed Assets	1,076,604	Other current liabilities	63,358
Tangible fixed assets	701,157	Long-term liabilities	541,673
Vessels	453,364	Corporate bonds	106,800
Buildings and structures	69,265	Long-term bank loans	357,396
Machinery, equipment and vehicles	20,438	Deferred income tax liabilities	22,326
Furniture and fixtures	8,353	Reserve for employees retirement benefits	19,173
Land	59,345	Reserve for directors' retirement benefits	2,916
Construction in progress	82,073	Reserve for periodic dry docking of vessels	3,152
Other tangible fixed assets	8,315	Other long-term liabilities	29,907
Intangible fixed assets	33,674	Total Liabilities	1,019,538
Leaseholds	1,994	Minority interests	28,917
Software	18,073	**Shareholders' Equity**	
Excess of investment cost over underlying net asset of consolidated subsidiaries, net of accumulated amortization	8,261	Common stock	88,531
		Capital surplus	94,421
		Retained earnings	203,774
Other intangible fixed assets	5,344	Net unrealized gain on other securities	55,335
Investments and other assets	341,773		
Investment securities	280,660	Foreign currency translation adjustments	(10,819)
Long-term loans receivable	8,183	Treasury stock	(3,472)
Deferred income tax assets	475		
Other investments, etc.	54,988		
Allowance for doubtful accounts	(2,534)		
Deferred assets	121	Total Shareholders' Equity	427,770
Total Assets	1,476,226	Total Liabilities, Minority interests and Shareholders' Equity	1,476,226

Consolidated Statement of Income

From April 1, 2004 to March 31, 2005
(In millions of yen)

Account item	Breakdown	Amount
Ordinary Income or Loss		
Operating Revenues and Expenses		
Revenues	1,606,098	
Total operating revenue		1,606,098
Cost and expenses	1,283,769	
Selling, general and administrative expenses	160,953	
Total operating expenses		1,444,723
Operating income		161,375
Non-operating profit and loss		
Interest and dividends income	5,167	
Equity in earnings	2,598	
Other non-operating income	4,776	
Total non-operating income		12,542
Interest expenses	16,631	
Other non-operating expenses	2,482	
Total non-operating expenses		19,114
Income before extraordinary items		154,803
Extraordinary Gains and Losses		
Gain on sales of fixed assets	5,231	
Gain on sales of investment securities	2,916	
Other extraordinary gains	1,706	
Total Extraordinary Gains		9,854
Loss on disposal of fixed assets	7,234	
Impairment loss on fixed assets	20,606	
Other extraordinary losses	9,603	
Total extraordinary losses		37,444
Income before income taxes and minority interests		127,213
Income taxes-current	51,365	
Income taxes-deferred	579	
		51,945
Minority interests	3,940	
Net Income		71,326

Consolidated Statement of Cash Flow (for your reference)
Notes to the Consolidated Statement of Cash Flow

From April 1, 2004 to March 31, 2005
(In millions of yen)

Net cash provided by operating	175,507
Net cash used in investing activities	△135,066
Net cash used in financing activities	△41,374
Effect of exchange rate changes on cash and cash equivalents	743
Net increase or decrease in cash and cash equivalents	△190
Cash and cash equivalents at beginning of the year	63,632
Increase or decrease of cash and cash equivalents due to change consolidation scope	1,585
Cash and cash equivalents at end of the year	65,027

Non-consolidated Balance Sheet

As of Mar. 31, 2005
(In millions of yen)

Item	Amount	Item	Amount
Assets		**Liabilities**	
Current assets	220,102	Current Liabilities	227,594
Cash and time deposits	11,221	Notes and account payable	57,333
Notes and accounts receivable	58,215	Bond short-term redemption	24,000
Short-term loans receivable	95,115	Short-term borrowings	41,798
Advances	1,043	Account payable	2,118
Inventories	11,382	Income tax payable	20,183
Deferred or prepaid expenses	34,357	Advance received	24,548
Agency claims	6,589	Deposits received	41,727
Deferred income tax assets	4,496	Agency liabilities	2,145
Other current assets	12,655	Employees' bonuses accrued	2,730
Allowance for doubtful accounts	△14,976	Allowance for exhibition at Japan International Exposition	31
		Other current liabilities	10,976
		Long-term liabilities	345,912
Fixed Assets	718,862	Corporate bonds	106,800
Tangible fixed assets	172,450	Long-term debt	199,888
Vessels	109,456	Deferred income tax debts	17,241
Buildings and structures	23,334	Reserve for employees' retirement benefits	1,612
Equipment and fixtures	1,405	Reserve for retirement benefits for directors and corporate auditors	960
Land	32,511	Reserve for special repairs of vessels	2,534
Construction in progress	3,817	Other long-term liabilities	16,876
Other tangible fixed assets	1,926	Total Liabilities	573,507
Intangible fixed assets	16,664	**Shareholders' Equity**	
Leaseholds	513	Common stock	88,531
Software	15,523	Capital surplus	93,198
Other intangible fixed assets	627	Additional paid-in capital	93,198
Investments and other assets	529,746	Earned surplus	134,565
Investments in securities	240,523	Earned surplus reserve	13,146
Stocks and equity in subsidiaries	144,915	Voluntary reserve	56,125
Long-term loans receivable	126,048	Dividends reserve	50
Other investments, etc.	29,193	Special depreciation reserve	4,685
Allowance for doubtful accounts	△10,933	Reserve against investment losses	3
		Reserve for advanced depreciation	3,062
		Other reserves	48,324
		Unappropriated retained earnings at the end of the fiscal term	65,292
		Unrealized holding gain on securities	52,740
Deferred assets	120	Treasury stock	△3,457
Bond issue expenses	120	Total Shareholders' Equity	365,578
Total Assets	939,085	Total Liabilities and Shareholders' Equity	939,085

Non-consolidated Statement of Income

From April 1, 2004 to March 31, 2005
(In millions of yen)

Account item	Breakdown	Amount
Ordinary Income or Loss		
Operating Income and Expenses		
Revenue from shipping operations	832,526	
Revenue from other business	8,611	
Total operating revenue		841,137
Shipping operation expenses	691,675	
Other operating expenses	6,433	
General administrative expenses	41,112	
Total operating expenses		739,221
Operating income		101,916
Non-operating Income and Expenses		
Interest and dividends income	12,352	
Other non-operating income	2,475	
Total non-operating income		14,828
Interest expense	8,274	
Other non-operating expenses	1,829	
Total non-operating expenses		10,103
Ordinary income		106,641
Extraordinary Gains and Losses		
Gain on sales of fixed assets	1,216	
Gain on sales of investment securities	2,875	
Other extraordinary gains	1,591	
Total Extraordinary Gains		5,683
Loss on disposal of fixed assets	723	
Provision for doubtful accounts	14,908	
Impairment loss on fixed assets	8,692	
Other extraordinary losses	4,120	
Total extraordinary losses		28,445
Income before income taxes		83,879
Income taxes including inhabitants' and enterprise taxes	30,986	
Income taxes-deferred	△223	
		30,763
Net income		53,116
Retained earnings brought forward from the previous fiscal term		21,336
Interim dividends		9,160
Unappropriated retained earnings at the end of the fiscal term		65,292

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2004 ENDED MARCH 31, 2005 (CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Group +81-3-3284-5986
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058
Date of the Board of Directors meeting on settlement of accounts: May 12, 2005
Adoption of US GAAP: No

1. Financial and Business Results for Fiscal Year 2004 (From April 1, 2004, to March 31, 2005)

(1) Consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal year ended March 31, 2005	1,606,098	14.9	161,375	75.5	154,803	107.3
Fiscal year ended March 31, 2004	1,398,320	11.9	91,933	33.0	74,663	48.3

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Fiscal year ended March 31, 2005	71,326	104.9	58.12	—
Fiscal year ended March 31, 2004	34,810	143.6	28.27	—

	Return on equity	Rate of income before extraordinary items to total capital	Rate of income before extraordinary items to revenues
	Yen	%	%
Fiscal year ended March 31, 2005	18.2	10.9	9.6
Fiscal year ended March 31, 2004	10.8	5.6	5.3

Notes:
1) Equity in earnings of unconsolidated subsidiaries and affiliates
Fiscal year ended March 31, 2005: ¥2,598 million, Fiscal year ended March 31, 2004: ¥1,624 million
2) Average number of shares outstanding during the year (consolidated):
Fiscal year ended March 31, 2005: 1,221,255,804 shares, Fiscal year ended March 31, 2004: 1,221,728,575 shares
3) Change in accounting method: Yes
4) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the preceding fiscal year.
5) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of the year.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal year ended March 31, 2005	1,476,226	427,770	29.0	350.10
Fiscal year ended March 31, 2004	1,376,664	358,044	26.0	292.88

Note: Number of issued and outstanding shares at end of the fiscal year (consolidated):
Fiscal year ended March 31, 2005: 1,220,868,622 shares,
Fiscal year ended March 31, 2004: 1,221,555,956 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal year ended March 31, 2005	175,507	(135,066)	(41,374)	65,027
Fiscal year ended March 31, 2004	111,360	(88,089)	(34,862)	63,632

(4) Scope of consolidation and application of the equity method:
Consolidated subsidiaries: 495, Affiliates accounted for by the equity method: 30

(5) Changes in the scope of consolidation and the application of the equity method:
Consolidation (Newly added): 94, Consolidation (Excluded): 24
Equity method (Newly added): 1, Equity method (Excluded): 1

2. Consolidated Forecast of Financial Results for Fiscal Year 2005 (From April 1, 2005, to March 31, 2006)

	Revenues	Operating income	Income before extraordinary items	Net income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim term	830,000	80,000	78,000	47,000
Full year	1,680,000	155,000	150,000	90,000

(Reference)
Projected net income per share (full-year): ¥73.72
Performance forecast assumptions:
Exchange rate; ¥105/US$ (April 2005 - September 2005 and April 2005-March 2006)
Bunker oil price; US$230/MT (April 2005 - September 2005 and April 2005-March 2006)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.
Refer to Pages 11–15 of the Attachments for the assumptions and related information on forecasts.

1. Corporate Group

The NYK Line Group, which consists of Nippon Yusen Kabushiki Kaisha ("the Company"), 495 consolidated subsidiaries and 30 affiliates accounted for by the equity method, engages in various business operations globally. The groupwide businesses are classified into seven segments: the mainstay Shipping, Logistics, Cruise, Terminal and Harbor Transport, Shipping-Related, Real Estate and Others.

The principal lines of business of the Group companies and their relationships with each other are as follows:

Business Segment	Lines of Business	Major Associated Companies Engaged in the Business
Shipping	The Company and its associated companies engage in international marine cargo transportation businesses with liners, trampers, tankers and other vessels in order to receive freight, vessel chartering fees, navigation fees and other revenues.	* NYK GLOBAL BULK CORPORATION * TOKYO SENPAKU KAISHIA, LTD. * NYK-HINODE LINE, LTD. * KINKAI YUSEN LOGISTICS CO., LTD. * HACHIUMA STEAMSHIP CO., LTD. * ASAHI SHIPPING CO., LTD. * PACIFIC MARITIME CORPORATION * CAMELLIA LINE CO., LTD. * GENEQ CORPORATION * NYK BULKSHIP (EUROPE) LTD. * NYK REEFERS LTD. * SAGA SHIPHOLDING (IOM) LTD. * NYK BULKSHIP (USA) INC. * NYK BULKSHIP (ASIA) PTE. LTD. # SHINWA KAIUN KAISHA, LTD. # KYOEI TANKER CO., LTD. # TAIHEIYO KAIUN CO., LTD. * NYK LINE (NORTH AMERICA) INC. * NYK LINE (EUROPE) LTD. * ALBIREO WARITIMA S.A. and other associated companies
Logistics	The Company and its associated companies engage globally in warehousing and cargo transportation businesses to supply an integrated logistics network worldwide for marine, land and air transportation.	* YUSEN AIR & SEA SERVICE CO., LTD. * JIT CORPORATION * UNI-X CORPORATION * YUSEN KOUN CO., LTD. * ASAHI UNYU KAISHA, LTD. * GST CORPORATION * NYK LOGISTICS (UK) MANUFACTURING & RETAIL LTD. * NYK LOGISTICS (UK) CONSUMER & RETAIL LTD. * YUSEN AIR & SEA SERVICE (USA) INC. * NYK LOGISTICS (THAILAND) CO., LTD. * NYK LOGISTICS (UWDC) INC. * NYK LOGISTICS (BELGIUM) N.V. * NYK LOGISTICS (DEUTSCHLAND) GMBH * NYK LOGISTICS (AUSTRALIA) PTY. LTD.
Cruise	Several associated companies of the Company engage in cruise operations with owned luxury cruise ships in the United States, Japan and Australia.	* NYK CRUISES CO., LTD. * CRYSTAL CRUISES, INC. * CRYSTAL SHIP (BAHAMAS) LTD.
Terminal and Harbor Transport	The Company and its associated companies engage in domestic and overseas container terminal operations and harbor transportation services.	* UNI-X CORPORATION * GENEQ CORPORATION * NIPPON CONTAINER TERMINALS CO., LTD. * NIPPON CONTAINER YUSO CO., LTD. * ASAHI UNYU KAISHA, LTD. * YUSEN TERMINALS INC. * NYK TERMINALS (NORTH AMERICA) INC.
Shipping-Related Services	Several associated companies of the Company engage in domestic and overseas shipping-agency businesses, tugboat operations, wholesaling of shipping machinery and equipment and other various	* NYK TRADING CORPORATION * SANYO TRADING CO., LTD. * NIPPON KAIYOSHA, LTD.

	services incidental to transportation.	
Real Estate	The Company and associated companies engage in office leasing, as well as the management and sale of real estate properties.	* YUSEN REAL ESTATE CORPORATION
Others	Several associated companies of the Company engage in a variety of businesses including information processing services, wholesaling of petroleum products, travel services, air freight services and so on.	* NYK TRADING CORPORATION * NYK SYSTEM RESEARCH INSTITUTE (NSRI) * YUSEN TRAVEL CO., LTD. # NIPPON CARGO AIRLINES CO., LTD.

Note:
Companies marked with * are consolidated subsidiaries. Companies marked with # are affiliates accounted for by the equity method.
Of all the subsidiaries, only YUSEN AIR & SEA SERVICE CO., LTD., is listed on the First Section of the Tokyo Stock Exchange.

The following diagram schematically shows the relationships of the respective group companies and businesses of the NYK Group.


Customers
Nippon Yusen Kabushiki Kaisha
Logistics:
*Yusen Air & Sea Service Co., Ltd.
*JIT Corporation
*UNI-X Corporation
*Yusen Koun Co., Ltd.
*Asahi Unyu Kaisha, Ltd.
*GST CORPORATION
*NYK LOGISTICS (UK) MANUFACTURING & RETAIL LTD.
*NYK LOGISTICS (UK) CONSUMER & RETAIL LTD.
*YUSEN AIR & SEA SERVICE (USA) INC.
and other associated companies
Terminal and Harbor Transport:
*UNI-X Corporation
*Geneq Corporation
*Nippon Container Terminals Co., Ltd.
*Nippon Container Yuso Co., Ltd.
*Asahi Unyu Kaisha, Ltd.
*YUSEN TERMINALS INC.
*NYK TERMINALS (NORTH AMERICA) INC.
and other associated companies
Shipping:
Ocean-going cargo shipping
*NYK Global Bulk Corporation
*Tokyo Senpaku Kaishia, Ltd.
*NYK-Hinode Line, Ltd.
*Kinkai Yusen Logistics Co., Ltd.
*Hachiuma Steamship Co., Ltd.
*Asahi Shipping Co., Ltd.
*NYK BULKSHIP (EUROPE) LTD.
and other associated companies
Vessel holding
*ALBIREO MARITIMA S.A.
and other associated companies
Forwarding agency
*NYK LINE (NORTH AMERICA) INC.
*NYK LINE (EUROPE) LTD.
and other associated companies
Tugboat
*Nippon Kaiyosha, Ltd.
and other associated companies
Wholesaling of shipping machinery and equipment
*NYK Trading Corporation
*Sanyo Trading Co., Ltd.
and other associated companies
Cruise:
*NYK Cruises Co., Ltd.
*CRYSTAL CRUISES, INC. and other associated companies
Real Estate:
*Yusen Real Estate Corp. and other associated companies
Others:
Information processing
*NYK Systems Research Institute (NSRI)
Wholesaling of petroleum products
*NYK Trading Corporation
Travel services
*Yusen Travel Co., Ltd.
Air freight services
#Nippon Cargo Airlines Co., Ltd.
And other associated companies

← Flow of services rendered   *Consolidated subsidiary

2.Management Policy

1. Basic Management Policy

Our company has surmounted numerous difficulties since its founding in 1885 and has continued to achieve sound growth as a leader of the world's shipping community. Keenly conscious of the importance of the wide range of exchanges between people and goods as the cornerstone of world economic and cultural development and, simultaneously, fully aware of our social mission to provide safe, quality services as a comprehensive global logistics enterprise and passenger ship operator, the NYK Group strives, day in and day out, to live up to our customers' expectations by focusing on our originality and creativity. We also maintain a basic management policy of rewarding our stockholders by securing reasonable profits through lawful and fair corporate management and by contributing to the development of the international community.

2. Basic Policy on Profit Distribution

NYK considers the return of profits to its shareholders one of its most significant management issues. Therefore, the Company's basic policy is the consistent distribution of stable dividends. To make decisions on the distribution of dividends, the Company bases its forecast on business results, dividend payout ratio and other relevant issues into consideration in a comprehensive manner. Additionally, the Company pays attention to its business development with an eye on the expansion of the maritime business and other logistics businesses. Moreover, the Company carefully observes the standard of retained earnings to flexibly accommodate fluctuations in market conditions in the maritime industry.

Based on this policy, we had planned to allocate a year-end common dividend of ¥7.50 per share. However, in commemoration of the Company's 120th anniversary of foundation and in an effort to proactively demonstrate the appreciation we feel for our shareholders, we have decided to raise this amount ¥3.00, to ¥10.50, including a ¥2.00 per-share commemorative dividend. Including an interim dividend of ¥7.50 per share, this disbursement will bring total dividends per share to ¥18.00, up ¥8.00 per share from the preceding term.

3. Policy for Reducing the Number of Shares Constituting One Unit

Reducing the number of shares that comprise a single unit is recognized to be an effective measure to encourage individual investor participation in trading and to increase a company's liquidity in the stock market. However, after taking into consideration NYK's stock performance, number of shareholders and share liquidity, we do not consider it appropriate at this time to reduce the number of shares constituting one unit. We will continue to monitor the situation, taking into account our share price and investors' concerns.

4. Medium- to Long-Term Group Management Strategy and Management Indicators

The NYK Group has created its new medium-term management plan, New Horizon 2007, spanning the three fiscal years from April 2005 through March 2008. Centered on the theme of accelerating our strong growth while stabilizing the Group's base, this plan is designed to set our corporate directions through 2010. By the close of the fiscal year ending in March 2008, New Horizon 2007 calls for the achievement of ¥1.8 trillion in annual revenues, income before extraordinary items of ¥160 billion and net income of ¥95 billion, all on a consolidated basis. Furthermore, the plan sets a target of after-tax return on invested capital of 8% or more, and we have set as a target consolidated revenues of more than ¥2 trillion by the end of the fiscal year ending in March 2011.

New Horizon 2007 comprises three key strategies, the first of which is the expansion of our maritime business. To handle the growth that is forecast for the global marine transport market, we will aggressively expand our fleet, concentrating specifically on the Bulk/Energy Resources Transportation Division. We have earmarked ¥750 billion for this purpose, to be invested over the three fiscal years covered by New Horizon 2007. To assure stable profitability in the event of market downturns, we will increase our number of stable, long-term contracts, continue to implement cost-reduction policies and expand the Group's mainstay marine transport business.

Second, we will evolve towards a logistics integrator. In the past, our customers – particularly those in the automotive, electronics and retail sectors – primarily required port-to-port and door-to-door transport modes. These needs are becoming increasingly complex. To meet more advanced distribution needs, we will accelerate the implementation of the global logistics strategies that were set forth in Forward 120. In particular, as Group we are working to become a logistics integrator by combining the hardware-oriented approach of developing one of the largest fleets in the world with a software-type approach, namely to expand our international transportation network covering the sea, land and air.

Our third strategy focuses on the enhancement of corporate fundamentals. First, in April 2005 we established the CSR Management Headquarters, headed by President Koji Miyahara, to strengthen and promote

corporate social responsibility (CSR) activities. Also, we will concentrate on the safe operation of our fleet – our most significant and fundamental management issue – and on environmentally responsible business administration. Centering on its Monohakobi Technology Institute (MTI), NYK will further strengthen its technologies and improve training and education functions. Also, the NYK Group will proactively develop a management system based on information technology and provide personnel training for all Group companies around the world. Ultimately, we will continually strive to increase corporate value throughout the NYK Group, thereby ensuring that we meet our shareholders' expectations.



(Billions of yen, years ended/ending March 31)
Income before extraordinary items
Net income
Income before extraordinary items of more than ¥180 billion
200
160
120
80
40
0
154.8
150.0
160.0
160.0
90.0
95.0
95.0
(Target)
March 2003 (Actual)
March 2004 (Actual)
March 2005 (Actual)
March 2006 (Plan)
March 2007 (Plan)
March 2008 (Plan)
March 2011 (Target)

5. Issues to Be Addressed

In April 2005, the NYK Group initiated New Horizon 2007, the new medium-term management plan that outlines the Group's directions for the three fiscal years ending in March 2008. By the end of its term, this plan outlines the Group's targets, on an annual consolidated basis, of revenues of ¥1.8 trillion, income before extraordinary items of ¥160 billion and after-tax return on invested capital of 8% or more.

First, this plan calls for the Group to meet the anticipated expansion in global demand for marine transport by augmenting its fleet, focusing on the Bulk/energy Resources Transportation Division. NYK will seek out the optimal balance of its capital investment options, procuring funds as appropriate. We will also develop more stable, long-term contracts to guarantee steady profits and continue to enhance profitability through continued cost-cutting efforts.

In addition to the large-scale expansion of our fleet, we will meet customers' increasingly diverse and complex needs by integrating distribution facilities and Group-operated infrastructure and networks, including the logistics center and terminals we manage, to seek out appropriate partnerships that will help expand our role as a logistics integrator.

In spring of 2006, NYK will deploy to Japan the large luxury cruise ship Crystal Harmony, which currently serves the US market, to replace the Asuka cruise ship with the Asuka II. Through this shift, NYK intends to raise profitability in the expanding Japanese cruise market.

Based on its awareness of the key role corporate social responsibility holds for Group management, NYK established the CSR Management Headquarters in April 2005. This organization will strive to raise corporate value by implementing aspects of CSR throughout the Group. As marine transport is our core business, fleet safety and environmental preservation remain of key importance.

In April 2005, we established the Risk Management Chamber to serve as the internal control structure that

guarantees appropriate risk management by setting compliance guidelines and ensuring the thorough implementation of compliance measures for NYK and all Group companies. While the Internal Auditing Chamber sees that our operations are legally compliant and efficiently performs internal audits, the Risk Management Chamber will provide the internal control system throughout the NYK Group.

To roll out its CSR and related activities on a global scale, NYK is forming an efficient Group management system that incorporates locally run overseas companies. We also employ the utmost care with our financial information, as we realize that the reliability of this information is of major importance in maintaining and augmenting our trustworthiness in all markets. One effort in this area was the April 2005 establishment of the Disclosure Committee.

As the NYK Group expands its operations globally, personnel training and deployment are becoming more important than ever before. We seek to employ human resources who have the appropriate training and enthusiasm regardless of nationality. Evincing its aggressive stance on the employment of global personnel, for the first time in April 2005 NYK appointed a non-Japanese national to its Committee of Directors.

Improving technical expertise in a host of transport-related areas is central to Group competitiveness as we evolve into a global logistics provider. MTI serves as the primary organ for developing NYK's shipboard transport and logistics management technologies.

6. Fundamental Philosophy for and Implementation of Corporate Governance

To ensure that it maintains the trust of its shareholders, customers, contractors, regional communities and other stakeholders, NYK strives to create and maintain a management structure that provides appropriate management transparency and efficiency.

(1) Organization of Internal Systems

NYK employs an auditing system. Our Board of Corporate Auditors incorporates four members, including two outside corporate auditors, and oversees the activities of Company directors. Full-time auditors are located in the Corporate Auditors' Staff Chamber.

Our Board of Directors, which comprises 17 members, makes decisions involving legal matters, sets major management policies and strategies, and oversees the execution of business activities. We also employ a 39-member Committee of Directors, which includes some members of the Board of Directors. This committee focuses on the execution of business matters, based on Board resolutions and decisions. Six members of the Committee of Directors are outside members of the committee who are employed as directors of Group companies. These members help take ownership of and implement Group management strategies. In April 2005, a non-Japanese outside member was appointed to this committee for the first time.

The Executive Committee for Strategic Management, which deliberates matters of major importance from the viewpoint of management strategy, comprises members at the level of senior managing director or above and determines direction for the Board of Directors. We have also established the NYK Group Conference of Presidents to strengthen Groupwide management and transparency.

This internal structure is designed to provide clear lines of authority and responsibility for business operations, allow fast and appropriate decision-making, and increase management transparency and efficiency.

<NYK Management Organization>


General Meeting of Shareholders
Assign, remove members
Assign, remove members
Board of Directors (set management policy, oversee operational execution)
Audit
Board of Corporate Auditors
* 4 members
Financial Auditor
Supervise, assign, remove members
Executive Committee for Strategic Management
(Deliberate matters of major importance)
NYK Group Conference of Presidents
(Deliberates Group management strategies)
* 7 Senior Managing Directors or higher and
Committee of Directors

(2) Internal Control System

NYK's internal control system includes the organizations described below. The Internal Audit Chamber, which serves as the primary audit body for all companies in the NYK Group, was established to provide periodic checks and evaluations of Group businesses in an efficient and effective manner.

1. Compliance with Laws and Articles of Association

The business environment in which NYK operates is characterized by tumultuous change, and we are expanding our operations rapidly on a global scale. To elucidate our corporate stance clearly to people both inside and outside the Group, in March 2005 we established the NYK Group business statement. We incorporated this statement into the NYK Line Business Credo, which describes codes of conduct that all directors and employees must follow. These guidelines form the basis for the thorough enforcement of compliance.

Our internal structure for ensuring full compliance with the law and social norms consists of a compliance committee, a chief compliance officer (CCO) and a compliance chamber. We have also set up an office for consultation to encourage reporting from within the Group to prevent even minor problems or potential issues from escaping our notice. Furthermore, we conduct "A Month of General Compliance Review" campaign every year to keep all our directors and employees fully conscious of the need for compliance and to encourage them to take specific measures to that end.

2. Risk Management

Supervisory departments within the Company respond to the various types of operating risks that our business involves, and various controls have been enacted to ensure compliance with internal regulations. To further ensure appropriate risk management, in April 2005 the Company created the Risk Management Chamber to periodically measure the Company's overall risk management activities. With this department at the core, we have created a Companywide internal control system that meets the need for an integrated approach toward ongoing internal control, with controls in place for various types of risk.

3. Financial Reporting to Ensure Trustworthiness and Comply with Disclosure Requirements

In its financial reporting, NYK applies corporate accounting standards that are generally accepted to be fair and appropriate and seeks to maintain its own trustworthiness. We realize the importance of the timely disclosure of corporate information with documentation that conforms to Securities Exchange Law, the Commercial Code and other legal stipulations. Furthermore, we comply with the regulations set forth by securities exchanges and provide shareholders, investors and other stakeholders with a range of information through our investor relations activities and on our website. To gather disclosure information related to our statements of accounts, we have designated a reporting division that gathers disclosure information from each department without allowing leaks, and have set in place a checking system.

In April 2005, we inaugurated the Disclosure Committee, chaired by President Koji Miyahara. After reviewing the disclosure control system and compliance, this committee will create a system to evaluate the Company's conformance in periodic financial securities reports.

(3) Executive Compensation

Executive compensation paid to Company directors and auditors during the year under review is indicated below. This compensation includes director bonuses and executive retirement benefits. (Amounts of less than one million yen have been rounded off.)

	Directors	Auditors (of which, to outside corporate auditors)	Total
Executive compensation	¥812 million	¥59 million (¥13 million)	¥872 million

(4) Auditor Compensation

Compensation paid to auditors during the year under review is indicated below. (Amounts of less than one million yen have been rounded off.)

1) Compensation for activities stipulated by Section 1, Article 2 of Certified Public Accountants Law: ¥53 million

2) Compensation other than that described above: ¥6 million

(5) Corporate Audits, Audit Organizations and Financial Audits

NYK has established the Internal Audit Chamber, comprising 12 members, which performs audits in accordance with our Internal Audit Charter. We have also created overseas group administration offices (GAOs) in five locations – the United States, Europe, South Asia, East Asia and Oceania – to perform internal audits. Each GAO reports to the Internal Auditing Department. All four of our auditors, including two outside corporate auditors, follow the audit procedures set by the Board of Corporate Auditors. These auditors participate in Board of Directors meetings and other important meetings, listen to the status of duties executed by directors, the Internal Auditing Department and other personnel and peruse documents involving important decisions. One member of the Internal Auditing Department supports the auditor in his audit activities. Corporate auditors ensure the impartiality of financial auditors, and corporate and financial auditors work together to ensure seamless communications, a mutual exchange of information and strive to improve auditing efficiency.

Corporate auditors convene each month for a meeting of the Board of Corporate Auditors to review audit results and share other information. These auditors also meet each month with the Internal Auditing Department, and meet every three months with the financial auditors, thereby promoting communication among the three audit groups.

NYK's financial audits are conducted by certified public accountants Masaaki Ayukawa, Koichiro Kimura and Tatsuya Arai, all of whom are with the firm ChuoAoyama PricewaterhouseCoopers. Assisting these three are 18 other certified public accountants, 16 accounting assistants and four others. Audits are performed according to generally accepted standards for audit fairness and appropriateness.

(6) Human, Capital or Other Relationships or Interests Existing between NYK and Its Outside Directors and Outside Corporate Auditors

Keisuke Kitajima, an outside corporate auditor for NYK, is an outside director of the Daiwa Securities Group Inc. Tsuyoshi Miyazaki, also an outside corporate auditor, is a senior advisor for Mitsubishi Logistics Corporation. NYK has business relationships with both Daiwa Securities and Mitsubishi Logistics, but no personal interests exist between NYK and these outside corporate auditors individually.

(7) The Company's Activities during the Past Year to Improve Corporate Governance

As NYK is expanding its operations on a global scale, its compliance initiatives must extend to its overseas companies as well as domestic operations. In the past year, we have conducted compliance training at seven overseas locations, providing instruction and extensively strengthening compliance at our overseas companies and branches. Furthermore, in July 2005 we will implement an e-Learning system that provides an environment enabling anyone, anywhere to study on their own at any time.

In addition to the internal audit activities that NYK conducts in Japan, we distributed questionnaires designed to allow overseas companies in the NYK Group to conduct self-evaluations of their internal compliance. These evaluations were complemented with on-site audits.

Following the General Meeting of Shareholders, we provided an opportunity for shareholders to speak directly and informally with Company directors. At this time, NYK's directors provided shareholders with explanations of management performance and reports on current conditions. In the future, we will continually persevere to manage in a way that is both fair and transparent.

7. Items Pertaining to the Parent Company

None.

3. Operating Results and Financial Position

1. Operating Results

Overview

In the fiscal year ended March 31, 2005, NYK Line posted consolidated revenues of ¥1,606.0 billion, operating income of ¥161.3 billion, income before extraordinary items of ¥154.8 billion and net income of ¥71.3 billion. Revenues, operating income, income before extraordinary items and net income all reached record highs.

(Billions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Change	Percentage change
Revenues	1,606.0	1,398.3	207.7	14.9 %
Costs and expenses	1,283.7	1,158.3	125.4	10.8 %
Selling, general and administrative expenses	160.9	148.0	12.9	8.7 %
Operating income	161.3	91.9	69.4	75.5 %
Income before extraordinary items	154.8	74.6	80.1	107.3 %
Net income	71.3	34.8	36.5	104.9 %

Consolidated revenues climbed 14.9%, to ¥1,606.0 billion. This reflected higher freight volumes and rates in the shipping segment, combined with higher revenues from logistics operations. Evincing successful cost-cutting efforts, the Company restrained the expansion of selling, general and administrative expenses. As a result, operating income surged 75.5%, to ¥161.3 billion, and the ratio of operating income to revenues was 10.0%, compared with 6.6% during the preceding term. Owing to such factors as a decrease in interest expenses and an increase in investment income based on the equity method of accounting, other income (expenses) improved, and income before extraordinary items amounted to ¥154.8 billion, increasing 107.3%. Even after the adoption of early impairment accounting for a ¥20.6 billion extraordinary loss, net income rose 104.9%, to ¥71.3 billion. As a result, the Company's after-tax return on invested capital (ROIC) improved sharply, growing from 5.76% to 9.44%

The impact on income before extraordinary items of fluctuations in foreign exchange rates and bunker oil prices was as follows.

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Change	Impact
Average exchange rate	¥107.46 / US$1.00	¥113.97 / US$1.00	Yen up 6.51	—¥9.1 billion
Average bunker oil price	US$193.84 / metric ton	US$174.37 / metric ton	Price up US$19.47	—¥5.8 billion

Notes: A ¥1 movement against the dollar alters annual income before extraordinary items by about ¥1.4 billion.
A $1 change per ton of bunker oil alters annual income before extraordinary items by about ¥0.3 billion.


Exchange Rate Changes
140
135
130
125
120
115
110
105
100
95
90
01/01
01/07
02/01
02/07
03/01
03/07
04/01
04/07
05/01


Changes in Bunker Fuel Prices
220
210
200
190
180
170
160
150
140
130
120
110
100
01/01
01/07
02/01
02/07
03/01
03/07
04/01
04/07
05/01

Segment Information

(Billions of yen)

	Revenues				Operating income			Income before extraordinary items		
	Fiscal year ended March 31, 2005	fiscal year ended March 31, 2004	Change	Percentage change	Fiscal year ended March 31, 2005	fiscal year ended March 31, 2004	Change	Fiscal year ended March 31, 2005	fiscal year ended March 31, 2004	Change
Shipping	1,022.6	879.8	142.8	16.2%	149.9	91.3	58.5	146.1	76.8	69.2
Logistics	357.1	294.9	62.2	21.1%	8.3	3.5	4.8	8.1	3.1	4.9
Cruise	33.4	29.8	3.5	11.9%	(3.6)	(5.4)	1.8	(4.7)	(6.6)	1.8
Terminal and Harbor Transport	109.0	102.3	6.6	6.5%	4.1	0.6	3.5	0.3	(2.0)	2.4
Shipping-related	44.7	42.4	2.2	5.3%	0.1	0.0	0.0	0.5	0.2	0.2
Real Estate	12.9	12.6	0.3	2.7%	2.8	3.0	(0.2)	3.3	3.3	0.0
Others	102.0	102.7	(0.7)	-0.7%	(0.3)	(1.2)	0.8	1.0	(0.3)	1.4

<Shipping>

The shipping segment comprises three areas. The first is liner trade, which includes container operations. The second is trampers and specialized carriers, which covers bulk, ore, and coal carrier and car carrier operations. The third is the tanker business, which encompasses petroleum, LNG, petroleum products and chemical carrier operations.

(Billions of yen)

	Revenues			
	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Change	Percentag e change
Liner trade	452.4	379.2	73.2	19.3%
Trampers and specialized carriers	462.2	401.5	60.7	15.1%
Tanker business	107.9	99.0	8.9	9.0%

Liner Trade

Favorable demand continued on all routes involving North America, Europe, Oceania, Asia and Central and South America. This demand, combined with tighter supply, helped restore freight rates and enabled us to reach revenue targets on each route. Thanks to ongoing efforts to reduce costs, we recorded substantial gains in both revenue and income. Furthermore, operational difficulties on the west coast of North America, brought about by labor shortages, began easing in November.

Trampers and Specialized Carriers

Car carrier transport volume benefited from ongoing strong exports to Europe, and the Near and Middle East, as well as Australia. During the term, we began employing seven new carriers, increasing charters and reworking shipping routes and schedules to improve efficiency. Although market conditions for bulk carriers softened somewhat until June 2004, the recovery in Chinese imports of raw materials for steel caused a surge in demand for all vessel and cargo types from July. Market conditions were particularly favorable for handy-size vessels. NYK was successful in its efforts to improve revenue stability, signing several long-term exclusive contracts in Japan and overseas. As a result, revenues in this segment expanded significantly from the preceding term.

Tanker Business

Thanks to increased demand from China and North America, demand remained robust even during the normally

lackluster summer months, and by the end of the year rose to record levels exceeding WS300. Under these circumstances, we concluded new long-term contracts with oil companies domestically and overseas, contributing to revenue stability in this segment. Also helping to achieve the sharp rise in segment revenues compared with the preceding term was a steep rise in market prices, which helped spot demand. Revenues from oil products tankers also reflected these favorable market conditions. During the year, we took delivery of two new LNG carriers for special projects, and business in this area remained solid. Overall, the segment, including chemical and LPG carrier operations, improved year-on-year.



Tramper Freight Rates
Changes in B.D.I.(B.F.I.)
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

January 1996 – April 2005


January 1996 – April 2005

<Logistics>
Compared with the preceding term, this segment enjoyed higher revenue and income levels and achieved its initial targets. Air cargo remained favorable, supported by vigorous demand. In other areas, we expanded new business areas and improved profits under the three-year Logistics Strategy Plan-II (LSP-II) initiated during the fiscal year. However, owing to congestion at terminals on the west coast of the United States, performance for these businesses fell below planned levels.

<Cruises>
In the US market, competition increased in the high-end luxury market that is served by our three Crystal vessels, and this part of the business failed to achieve its performance targets. A market recovery became apparent in Japan, however, and revenues and income rose to record highs. To meet this growing demand, in spring of 2006 we plan to redeploy the luxury cruise ship Crystal Harmony to Japan as the Asuka II, replacing the Asuka vessel that is currently in operation.

<Terminal and Harbor Transport Services>
Terminal operations improved overall, benefiting from robust container handling volume in Japan, Asia and North America and posting year-on-year revenue and income growth. Beginning in July 2004, a shortage of port workers on the west coast of the United States complicated operations for this segment, although the situation had eased by November.

<Other Services>
The real estate business experienced fluctuations owing to urban redevelopment planning and other market changes, but stable management enabled this business to reach the performance targets set at the beginning of the year. Profits from the shipping agency business were favorable. Profits improved in other business areas, including information processing services, manufacturing and processing, and travel agency services.

Outlook

(Billions of yen)

	Fiscal Year ending March 31, 2006 (Forecast)	Fiscal Year ended March 31, 2005 (Actual)	Change	Percentage Change
Revenues	1,680.0	1,606.0	73.9	4.6%
Operating income	155.0	161.3	(6.3)	-4.0%
Income before extraordinary items	150.0	154.8	(4.8)	-3.1%
Net income	90.0	71.3	18.6	26.2%
Forecast conditions	Exchange rate ¥105/US$		Bunker oil price US$230/metric ton	

- In the fiscal year ending March 31, 2006, we anticipate revenues of ¥1,680.0billion, operating income of ¥155.0 billion, income before extraordinary items of ¥150.0 billion and net income of ¥90.0 billion.
- Demand is expected to remain strong in the liner trade markets. We expect the tramper and specialized carrier markets to be slightly softer than in the fiscal year ended March 31, 2005. However, we anticipate only a slight decline in revenues from shipping segments as a consequence of having formalized long-term contracts and through ongoing cost-cutting efforts.
- In the logistics segment, we anticipate revenue and profits increases, boosted by the continued steady implementation of LSP-II.
- In the cruise segment, we will strive to improve profitability by raising passenger ratios and further reducing costs.
- In the terminal and harbor transport segment, we plan to boost revenues and profits, helped by steady container traffic and improved operational efficiency.

2. Financial Position

Assets, Liabilities and Shareholders' Equity

- Total assets were ¥1,476.2 billion, an increase of ¥99.5 billion from the previous year. Primary factors included a ¥21.7 billion rise in sales receivables, owing to expanded sales, as well as a ¥51.0 billion growth in our investment in shipbuilding – the total increase in the vessels and construction in progress categories. Furthermore, higher share prices expanded our investment in securities ¥17.0 billion.
- Total liabilities grew ¥24.5 billion, to ¥1,019.5 billion. Owing to the Company's ongoing efforts to reduce debt and the effects of yen appreciation, interest-bearing debt dropped ¥24.4 billion. However, current liabilities expanded ¥52.1 billion, attributable to higher accounts payable and prepayments.
- Total shareholders' equity increased ¥69.7 billion, to ¥427.7 billion, owing to a rise in retained earnings.
- The debt-equity ratio was 1.5, a 0.3-point improvement from one year earlier.

Cash Flows

(Billions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Change
Net cash provided by operating activities	175.5	111.3	64.1
Net cash provided by (used in) investing activities	(135.0)	(88.0)	(46.9)
Net cash provided by (used in) financing activities	(41.3)	(34.8)	(6.5)
Effect of exchange rate changes on cash and cash equivalents	0.7	(10.1)	10.8
Net increase (decrease) in cash and cash equivalents	(0.1)	(21.6)	21.5
Increase in cash and cash equivalents due to change in consolidation scope	1.5	5.5	(3.9)
Cash and cash equivalents at end of the year	65.0	63.6	1.3

- At the end of the fiscal year, net cash provided by operating activities was ¥175.5 billion, up ¥64.1 billion, owing chiefly to a rise in income before tax and minority interests. Net cash used in investing activities was ¥135.0 billion, up ¥46.9 billion. Factors included higher expenditures for tangible and intangible fixed assets, and lower gains on proceeds from the sale of investment securities and the sale of fixed assets. Net cash used in financing activities was ¥41.3 billion, up ¥6.5 billion.

- As a result of these factors and changes in the scope of consolidation, cash and cash equivalents decreased ¥0.1 billion. However, owing to an increase in cash and cash equivalents due to change in consolidation scope, cash and cash equivalents at the end of the period amounted to ¥65.0 billion, up ¥1.3 billion from one year earlier.

Cash flow trends are indicated below.

	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005
1 Capital adequacy ratio (%)	20.2	23.9	22.4	26.0	29.0
2 Capital adequacy ratio at market price (%)	43.9	38.3	38.9	44.1	53.4
3 Debt redemption (years)	7.9	8.5	7.8	5.9	3.6
4 Interest coverage ratio	3.1	2.8	4.1	6.0	10.4

1. Capital adequacy ratio: shareholders' equity/total assets
2. Capital adequacy ratio at market price: total stock value at market price/total assets
3. Debt redemption: interest-bearing debt/cash flow from operating activities
4. Interest coverage ratio: cash flow from operating activities/interest payment

Notes:
1. All indices are calculated using consolidated figures.
2. Cash flow indices are computed using cash flow from operating activities. Interest-bearing debt consists of all interest-bearing liabilities included in liabilities listed in the balance sheet. Payments are based on the interest payments in the consolidated statements of cash flows.

3. Operational and Other Risks

The forecasts disclosed in these documents may differ materially from actual results, owing to risk factors and uncertainty. The general economic conditions in NYK's operating environment are marked by volatility in the maritime market, wide fluctuations in exchange rates, interest and bunker oil prices, marine perils among our fleet and international and social disorders such as war, terrorism and communicable diseases. Such factors in the Company's business environment, which are not limited to those mentioned, can affect NYK's business performance and financial situation adversely.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2005 (As of March 31, 2005)		Fiscal year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease
	Amount	Composition ratio	Amount	Composition ratio	
ASSETS					
Current assets					
Cash and time deposits	66,739		65,373		1,366
Notes and accounts receivable—trade	189,656		167,868		21,787
Marketable securities	1,639		3,022		(1,383)
Inventories	22,711		19,850		2,861
Deferred and prepaid expenses	42,897		37,813		5,084
Deferred tax assets	3,950		7,977		(4,027)
Other current assets	73,561		70,568		2,992
Allowance for doubtful accounts	(1,655)		(1,800)		144
Total current assets	399,500	27.1	370,673	26.9	28,826
Fixed assets					
(Vessels, property and equipment, net of accumulated depreciation)					
Vessels	453,364		445,383		7,980
Buildings and structures	69,265		68,396		868
Machinery and transportation equipment	20,438		17,957		2,481
Equipment and fixtures	8,353		7,012		1,341
Land	59,345		66,263		(6,917)
Construction in progress	82,073		39,035		43,038
Others	8,315		8,356		(41)
Total vessels, property and equipment, net of accumulated depreciation	701,157	47.5	652,405	47.4	48,751
(Intangible assets)					
Leasehold	1,994		1,975		19
Software	18,073		11,857		6,215
Consolidation adjustments account	8,261		7,188		1,072
Others	5,344		7,554		(2,209)
Total intangible assets	33,674	2.3	28,575	2.1	5,098
(Investments and other assets)					
Investment securities	280,660		263,584		17,075
Long-term loans receivable	8,183		10,308		(2,124)
Deferred tax assets	475		2,805		(2,329)
Others	54,988		50,173		4,815
Allowance for doubtful accounts	(2,534)		(1,999)		(535)
Total investments and other assets	341,773	23.1	324,872	23.6	16,901
Total fixed assets	1,076,604	72.9	1,005,852	73.1	70,751
Deferred charges	121	0.0	137	0.0	(15)
Total assets	1,476,226	100.0	1,376,664	100.0	99,562

(Millions of yen)

Account title	Fiscal year ended March 31, 2005 (As of March 31, 2005)		Fiscal year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease
	Amount	Composition ratio	Amount	Compositio n ratio	
LIABILITIES					
Current liabilities					
Notes and accounts payable—trade	152,418		136,674		15,743
Short-term redemption money for bonds	25,008		20,200		4,808
Short-term bank loans	140,850		143,048		(2,197)
Income taxes payable	37,184		26,061		11,122
Deferred tax liabilities	1,795		1,351		443
Advance received	49,170		37,155		12,015
Employees' bonuses accrued	8,047		6,981		1,066
Reserve for EXPO 2005, AICHI, JAPAN	31		—		31
Other current liabilities	63,358		54,280		9,078
Total current liabilities	477,865	32.4	425,753	30.9	52,111
Long-term liabilities					
Bonds	106,800		101,797		5,002
Long-term debt	357,396		389,435		(32,039)
Deferred tax liabilities	22,326		23,092		(765)
Reserve for employees' retirement benefits	19,173		19,225		(52)
Reserve for directors' retirement benefits	2,916		2,513		403
Reserve for periodic dry-docking of vessels	3,152		4,574		(1,421)
Reserve for EXPO 2005, AICHI, JAPAN	—		15		(15)
Other long-term liabilities	29,907		28,540		1,366
Total long-term liabilities	541,673	36.7	569,196	41.4	(27,523)
Total liabilities	1,019,538	69.1	994,950	72.3	24,588
MINORITY INTERESTS	28,917	1.9	23,669	1.7	5,247
SHAREHOLDERS' EQUITY					
Common stock	88,531	6.0	88,531	6.4	—
Additional paid-in capital	94,421	6.4	94,421	6.9	—
Retained earnings	203,774	13.8	146,755	10.6	57,018
Net unrealized holding gains on other securities	55,335	3.7	44,333	3.2	11,002
Foreign currency translation adjustments	(10,819)	-0.7	(12,900)	-0.9	2,080
Treasury stock	(3,472)	-0.2	(3,096)	-0.2	(375)
Total shareholders' equity	427,770	29.0	358,044	26.0	69,726
Total liabilities, minority interests and shareholders' equity	1,476,226	100.0	1,376,664	100.0	99,562

(2) Consolidated Statements of Income

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]		Fiscal year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]		Increase or decrease	Year-over-year rate of change (%)
	Amount	Percentage	Amount	Percentage		
Revenues	1,606,098	100.0	1,398,320	100.0	207,778	14.9
Costs and expenses	1,283,769	80.0	1,158,352	82.8	125,417	10.8
Gross profit	322,328	20.0	239,967	17.2	82,360	34.3
Selling, general and administrative expenses	160,953	10.0	148,034	10.6	12,919	8.7
Operating income	161,375	10.0	91,933	6.6	69,441	75.5
Other income						
Interest and dividend income	5,167		5,264		(96)	
Equity in earnings of unconsolidated subsidiaries and affiliates	2,598		1,624		973	
Others	4,776		4,209		567	
Total other income	12,542	0.8	11,098	0.8	1,444	13.0
Other expenses						
Interest expenses	16,631		18,098		(1,466)	
Others	2,482		10,270		(7,787)	
Total other expenses	19,114	1.2	28,368	2.1	(9,253)	-32.6
Income before extraordinary items	154,803	9.6	74,663	5.3	80,140	107.3
Extraordinary gains						
Gain on sale of vessels, property and equipment	5,231		5,377		(145)	
Gain on sale of investment securities	2,916		653		2,262	
Other extraordinary gains	1,706		1,227		478	
Total extraordinary gains	9,854	0.6	7,258	0.5	2,595	35.8
Extraordinary losses						
Loss on sale of vessels, property and equipment	7,234		7,662		(427)	
Impairment loss on fixed assets	20,606		—		20,606	
Other extraordinary losses	9,603		12,723		(3,120)	
Total extraordinary losses	37,444	2.3	20,386	1.4	17,058	83.7
Income before income taxes and minority interests	127,213	7.9	61,535	4.4	65,677	106.7
Income taxes—current	51,365	3.2	33,797	2.4	17,568	52.0
Income taxes—deferred	579	0.0	(9,511)	-0.7	10,091	-106.1
Minority interests	3,940	0.3	2,439	0.2	1,501	61.6
Net income	71,326	4.4	34,810	2.5	36,515	104.9

(3) Consolidated Surplus Statements

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]	Fiscal year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]	Increase or decrease
(Additional paid-in capital)			
Balance at beginning of the year	94,421	94,421	0
Increase in additional paid-in capital			
Gain from retirement of treasury stock	—	0	(0)
Total	—	0	(0)
Balance at end of the year	94,421	94,421	—
(Retained earnings)			
Balance at beginning of the year	146,755	122,271	24,483
Increase in retained earnings			
Net income	71,326	34,810	36,515
Effect from changes of consolidated subsidiaries	626	602	24
Increase due to merger of consolidated subsidiaries	4	100	(96)
Effect from changes of affiliates accounted for under the equity method	268	—	268
Gain on revaluation of fixed assets of subsidiaries according to generally accepted accounting principles in the United Kingdom	460	—	460
Adjustment for minimum pension liabilities of subsidiaries according to generally accepted accounting principles in the United States	14	—	14
Total	72,700	35,513	37,186
Decrease in retained earnings			
Cash dividends	15,268	10,691	4,576
Directors' bonuses	294	249	45
Effect from changes of consolidated subsidiaries	35	57	(21)
Decrease due to merger of consolidated subsidiaries	—	32	(32)
Decrease on unrealized profit/loss on derivatives held by subsidiaries according to generally accepted accounting principles in the United States	83	—	83
Total	15,682	11,029	4,652
Balance at end of the year	203,774	146,755	57,018

(4) Consolidated Statements of Cash Flows

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]	Fiscal year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]	Increase or decrease
Cash flows from operating activities:			
Income before income taxes and minority interests	127,213	61,535	65,677
Depreciation and amortization	66,814	65,689	1,125
Impairment loss on fixed assets	20,606	—	20,606
Loss (gain) on sale and disposal of tangible and intangible fixed assets	2,003	2,285	(281)
Loss (gain) on sale of marketable and investment securities	(2,909)	(678)	(2,230)
Loss (gain) on devaluation of marketable and investment securities	1,655	303	1,352
Equity in losses of unconsolidated subsidiaries and affiliates	(2,598)	(1,624)	(973)
Interest and dividend income	(5,167)	(5,264)	96
Interest expenses	16,631	18,098	(1,466)
Loss (gain) on foreign currency exchange	444	2,015	(1,571)
Increase (Decrease) in notes and accounts receivable	(16,183)	(17,773)	1,589
Decrease (increase) in inventories	(2,878)	324	(3,202)
Increase (Decrease) in notes and accounts payable	10,930	10,259	670
Others, net	10,005	10,078	(72)
Subtotal	226,568	145,249	81,319
Interest and dividends received	7,145	6,136	1,008
Interest paid	(16,887)	(18,576)	1,689
Payments for income taxes	(41,319)	(21,448)	(19,870)
Net cash provided by operating activities	175,507	111,360	64,147
Cash flows from investing activities:			
Purchase of marketable securities	(1,321)	(5,765)	4,444
Proceeds from sale of marketable securities	2,579	13,670	(11,091)
Expenditures for tangible and intangible fixed assets	(193,569)	(143,353)	(50,216)
Proceeds from sale of tangible and intangible fixed assets	59,987	67,458	(7,471)
Purchase of investment securities	(6,194)	(8,245)	2,051
Proceeds from sale of investment securities	10,436	8,287	2,148
Lending of loans receivable	(21,217)	(27,073)	5,856
Collection of loans receivable	11,381	4,542	6,839
Others, net	2,851	2,390	460
Net cash used in investing activities	(135,066)	(88,089)	(46,977)
Cash flows from financing activities:			
Net increase (decrease) in short-term bank loans	(7,972)	26,502	(34,475)
Proceeds from long-term loans	123,083	168,628	(45,545)
Repayments of long-term loans	(151,399)	(197,346)	45,946
Proceeds from issue of bonds	29,819	—	29,819
Repayment of bonds	(20,200)	(21,000)	800
Proceeds from stock issue for minority shareholders	2,037	—	2,037
Proceeds from sale of treasury stock	—	7	(7)
Purchase of treasury stock	(375)	(173)	(202)
Cash dividends paid by the Company	(15,268)	(10,691)	(4,576)
Cash dividends paid by subsidiaries to minority shareholders	(1,080)	(803)	(277)
Others, net	(16)	13	(29)
Net cash used in financing activities	(41,374)	(34,862)	(6,512)
Effect of exchange rate changes on cash and cash equivalents	743	(10,105)	10,849
Net decrease in cash and cash equivalents	(190)	(21,697)	21,506
Cash and cash equivalents at beginning of the year	63,632	79,804	(16,172)
Increase in cash and cash equivalents due to change in consolidation scope	1,585	5,524	(3,938)
Cash and cash equivalents at end of the year	65,027	63,632	1,395

(5) Basis of Presenting the Consolidated Financial Statements

1. Scope of Consolidation
Number of consolidated subsidiaries: 495
(NYK TRADING CORPORATION, NYK GLOBAL BULK CORPORATION, YUSEN AIR & SEA SERVICE CO., LTD., TOKYO SENPAKU KAISHIA, LTD., NYK-HINODE LINE, LTD., UNI-X CORPORATION, HACHIUMA STEAMSHIP CO., LTD., NYK CRUISES CO., LTD. and 487 other companies)

2. Application of the Equity Method
Number of companies accounted for by the equity method
Affiliates: 30 (Shinwa Kaiun Kaisha, Ltd. and 29 other companies)

3. Change in the Scope of Consolidation and Application of the Equity Method
(1) Consolidation
(Newly included): 94

ASAHI UNYU KAISHA, LTD.	NYK LOGISTICS (JAPAN) CO., LTD.
HINODE MODULE TRANSPORT CO., LTD.	ALDERBARAN SHIPPING PTE. LTD.
ALGAHUNT SHIPPING INC.	ALGAWIN SHIPPING INC.
ANTLERS MARITIMA S.A.	ARDIJA MARITIMA S.A.
BELLMARE MARITIMA S.A.	BENZAITEN MARITIMA S.A.
BETULA SHIPHOLDING S.A.	BISHAMONTEN MARITIMA S.A.
BRANDNEW NAVIGATION S.A.	BRYANT MARITIMA S.A.
CARTER MARITIMA S.A.	CAVALIER MARITIMA S.A.
CEREZO MARITIMA S.A.	COLNAGO MARITIMA S.A.
CONSADOLE MARITIMA S.A.	CORNA SHIPHOLDING S.A.
DAIKOKUTEN MARITIMA S.A.	DE ROSA MARITIMA S.A.
EBISU MARITIMA S.A.	ELKA SHIPHOLDING S.A.
ERICA SHIPHOLDING S.A.	FRONTALE MARITIMA S.A.
FUKUROKUJU MARITIMA S.A.	GIOS MARITIMA S.A.
GLOBAL FORTUNE S.A.	GLOBAL GENIUS S.A.
GLOBAL HARMONY S.A.	GLOBAL ISLAND S.A.
GLOBAL JEWELRY S.A.	GLOBAL KING S.A.
GLOBAL LEGACY S.A.	GLOBAL MOON S.A.
GLOBAL NOBLE S.A.	GLOBAL ODYSSEY S.A.
GLOBAL PARADISE S.A.	GLOBAL QUARTZ S.A.
GLOBAL RUNNER S.A.	GLOBAL SYMPHONY S.A.
TLOBAL TRIDENT S.A.	GLOBAL UPSILON S.A.
GRAMPUS MARITIMA S.A.	HARDAWAY MARITIMA S.A.
HEIRYUMARU MARITIMA S.A.	HERNANDIA SHIPHOLDING S.A.
HOTEL MARITIMA S.A.	ILMARE SHIPHOLDING S.A.
INTERNATIONAL CRUISE MANAGEMENT AGENCY A/S	
IVERSON MARITIMA S.A.	
JUBILO MARITIMA S.A.	JUROHJIN MARITIMA S.A.
KIDD MARITIMA S.A.	LARY MARITIMA S.A.
LAVENDER NAVIGATION S.A.	MAGIC MARITIMA S.A.
MAGNOLIA SHIPHOLDING S.A.	MALVA SHIPHOLDING S.A.
MAPLE SHIPHOLDING S.A.	MARINOS MARITIMA S.A.
MONTEDIO MARITIMA S.A.	N.Y.K. SONGKHLA CO., LTD.
NICHIHOMARU MARITIMA S.A.	NYK ANTARES CORPORATION
NYK ATLAS CORPORATION	NYK CANOPUS CORPORATION
NYK LINE (EUROPE) RORO LTD.	NYK SHIPMANAGEMENT PTE. LTD.
NYK SIRIUM CORPORATION	NYK SUDAMERICA (CHILE) LTDA.
NYK TERMINALS (TAIWAN), INC.	OLEA SHIPHOLDING S.A.
PALMA SHIPHOLDING S.A.	PAYTON MARITIMA S.A.
PIPPEN MARITIMA S.A.	RAFFLESIA SHIPHOLDING S.A.
RODMAN MARITIMA S.A.	SIRIUS MARINE LTD S.A.
SKY WALK MARITIMA S.A.	SOLANA SHIPHOLDING S.A.
SPICA MARINE LTD S.A.	SUMIDA NAVIGATION S.A.
TAXA SHIPHOLDING S.A.	TURMILLS MARITIMA S.A.

VEGALTA MARITIMA S.A.
VERDY MARITIMA S.A.
VIOLETA MARITIMA LINES S.A.
WEBBER MARITIMA S.A.
WEST WING MARITIMA S.A.
YUSEN AIR & SEA SERVICE (KOREA)
YUSEN AIR & SEA SERVICE (AUSTRALIA) PTY LTD.
YUSEN SHENDA AIR & SEA SERVICE (SHANGHAI) LTD.

(Excluded due to liquidation): 23
KINKAI YUSEN CO., LTD.
ALERT CARGO EXPRESS, INC.
BRIGHTON SHIPHOLIDNG S.A.
CENTRAL SHIPHOLDING COMPANY S.A.
GEMINI SHIPHOLDING NAVIGATION S.A.
GLORIOUS MARITIMA S.A.
GREEN GARDEN NAVIGATION S.A.
INTERNATIONAL CONTAINER TERMINALS L.L.C.
JASPER SHIPHOLDING S.A.
LILY PHCIFIC MARITIMA S.A.
NAFRAND MARITIMA S.A.
NEWBRIGHTON SHIPHOLDING S.A.
NYK ANTARES SHIPPING S.A.
ROLLING HILLS MARITIMA S.A.
SAPPHIRE NAVIGATION INC.
STONIER TRANSPORTATION GROUP, INC.
STONIER TRUCKING COMPANY, INC.
SUNNY HURST SHIPPING CORP.
TRT CARRIERS, INC.
VELOCITY 3PL, INC.
VESTA CO., LTD.
VIOLET SHIPHOLDING S.A.
WELL VALLEY NAVIGATION S.A.

(Excluded by merger): 1
NYK LOGISTICS (ETA) INC.

(2) Equity method
(Newly applied): 1
TIPS CO., LTD.

(Transferred to consolidated subsidiary): 1
Asahi Unyu Kaisha, Ltd.

4. Accounting Period of Consolidated Subsidiaries

The accounting period of the Company begins on April 1 and ends on March 31 of the following year.
As of March 31, 2005, the accounts of 131 and 1 consolidated subsidiaries were closed on December 31 and February 28, respectively. Necessary adjustments on consolidation with regard to important transactions during the period from each of the closing dates to March 31 are made as to these companies.

5. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

Securities held to maturity are valued at their amortized cost, determined principally by the straight-line method of amortization.
Other securities with market quotes are principally stated at the average of market value for the last month of the fiscal year. (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.)
Other securities without market quotes are generally stated at cost, with cost being determined principally by the moving average method.
Derivatives are valued at market quotation.
Inventories are generally stated at the lower of cost or market quotation, with cost determined principally by the moving average method.

(2) Depreciation method of important depreciable assets

Tangible fixed assets:

Vessels and buildings are depreciated generally by the straight-line method based on the Japanese Corporation Tax Law.
Other tangible fixed assets are depreciated generally by the declining-balance method based on the Japanese Corporation Tax Law.

Intangible assets:

Computer software is amortized by the straight-line method based principally on the length of period it can be used internally (five years).

Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

(3) Accounting standards for important reserves

Allowance for doubtful accounts:

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company and its consolidated subsidiaries set aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

Employees' bonuses accrued:

The employees' bonuses accrued are provided for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's and its consolidated subsidiaries' retirement benefit obligation and the estimated fair value of pension assets at the end of the fiscal year.

Unrecognized net actuarial differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Reserve for directors' retirement benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with respective internal rules, the Company and 46 consolidated subsidiaries set aside such reserves calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the balance sheet date.

Reserve for periodic dry-docking of vessels:

The reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

Reserve for EXPO 2005, AICHI, JAPAN:

To provide the expenditures for participation in EXPO 2005, AICHI, JAPAN, an amount at the provision limit under the Special Taxation Measures Law is set aside in the reserve.

(4) Accounting for important leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

(5) Method of accounting for material hedge transactions

For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company and its consolidated subsidiaries apply hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company and its consolidated subsidiaries adopt a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company and its consolidated subsidiaries evaluate the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the

hedged items.

6. Valuation of Assets and Liabilities of Consolidated Subsidiaries
   The assets and liabilities of consolidated subsidiaries are fully valued at their market value as of the respective dates when the subsidiaries were initially consolidated.

7. Amortization of the Consolidation Adjustments Account
   The amount of the consolidation adjustments account is equally amortized over five to 20 years,

8. Treatment of Appropriation of Profit Items
   The consolidated surplus statements are based on the distribution of profit finalized during the consolidation fiscal year at the consolidated subsidiaries and affiliates accounted for by the equity method.

9. Cash and Cash Equivalents in the Consolidated Statements of Cash Flows
   Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits that are able to be withdrawn on demand and short-term investments with original maturities of three months or less that are exposed to minor value fluctuation risk.

Change in Accounting Policies

1. Accounting Standards Related to Impairment Loss on Fixed Assets
   In the fiscal year ended March 31, 2005, the Company applied to its consolidated financial accounts the Accounting Standards Related to Impairment Loss on Fixed Assets (Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed Assets, released by the Financial Services Agency Business Accounting Council on August 9, 2002) and Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No. 6 for Applying Corporate Accounting Standards, October 31, 2003).
   As a result of the adoption of these standards, income before income taxes and minority interests decreased ¥20,606 million.
   Accumulated impairment loss is deducted from net book value of each asset in accordance with the revised regulations of consolidated financial statements.

2. Accounting Standards Related to Retirement Benefits
   In line with the public announcement of Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005), the Company elected to and did apply these standards to its consolidated financial statements for the year ended March 31, 2005. As a result, operating income, income before extraordinary items and income before income taxes and minority interests increased ¥581 million.

3. Change in Accounting Method for Certain Costs Related to Foreign Vessel Officers, Etc.
   Until the year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From the year ended March 31, 2005, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. Compared with the previous method, the new method of accounting for these costs caused a ¥1,898 million increase in costs and expenses and a corresponding ¥1,898 million decrease in operating income. This change does not affect income before extraordinary items or income before income taxes and minority interests.

Notes to Financial Statements

(Notes to the consolidated balance sheets)

1. Accumulated depreciation	¥649,269 million
2. Notes receivable discounted and endorsed	¥66 million
3. Guarantees of loans	¥83,564 million
Joint and several obligations borne by other debtors	¥47,003 million
4. Number of issued and outstanding shares	Common shares: 1,230,188,073 shares

Treasury stock held by the Company — Common shares: 9,255,824 shares
Treasury stock held by the consolidated subsidiaries — Common shares: 63,627 shares

(Notes to the consolidates statements of income)
Impairment Losses:
The assessment of whether there is an impairment of fixed assets is made for each group of assets, which is determined as individual asset for rental real estate and idle assets and based on the grouping for managerial accounting and investment decision-making purposes for other operating assets.
For asset groups whose operating profitability has worsened substantially owing to such factors as ongoing decline in real estate value and rental market and the poor performance of assets, the Company and its consolidated subsidiaries have determined that the likelihood of recouping the book value of these assets is unlikely. The Company and its consolidated subsidiaries have therefore marked the assets down to the net recoverable value and posted the impairment loss of ¥20,606 million, which is comprised of the following.

Location	Use	Category	Impairment loss (Millions of yen)
Bahamas, other	Cruise	Cruiser, other	7,946
Yokohama, Kanagawa	Underutilized	Land and buildings, other.	5,785
Kobe, Hyogo	Logistics warehouse	Land and buildings	2,148
Ota-ku, Tokyo	Logistics warehouse	Buildings, other.	1,769
Others	Primarily rental property and underutilized real estate	Land and buildings, other.	2,956
Total			20,606

The breakdown of impairment losses by location is as follows:

Bahamas, other	¥7,946 million	(¥5,992 million for vessels and ¥1,954 million for other)
Yokohama, Kanagawa	¥5,785 million	(¥5,470 million for land, ¥314 million for buildings, and ¥0 million for other)
Kobe, Hyogo	¥2,148 million	(¥815 million for land and ¥1,333 million for buildings)
Ota-ku, Tokyo	¥1,769 million	(¥1,184 million for buildings and ¥584 million for other)
Others	¥2,956 million	(¥102 million for vessels, ¥2,308 million for land, ¥369 million for buildings and ¥176 million for other)

The net recoverable value of each asset group is either the net salable value or the use value, whichever is higher. The net salable value is assessed based on the appraisal value, etc., calculated by a real estate appraiser, and the use value is calculated principally by discounting future cash flows at 4.0%.

(Notes to the consolidated statements of cash flows)
A reconciliation of cash and cash equivalents in the consolidated statements of cash flows and account balances of the consolidated balance sheets as of March 31, 2005 and 2004, are shown below.

(Millions of yen)

	Fiscal year ended March 31, 2005 (As of March 31, 2005)	Fiscal year ended March 31, 2004 (As of March 31, 2004)
Cash and time deposits	66,739	65,373
Time deposits with maturity of over three months	(1,712)	(1,741)
Cash and cash equivalents	65,027	63,632

5. Segment Information

(1) Segment Information by Business

Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I. Revenues and operating income/costs and expenses:										
Revenues:										
(1) Revenues from customers	1,020,758	356,307	33,402	82,043	40,776	10,040	62,769	1,606,098	—	1,606,098
(2) Inter-segment revenues	1,935	890	29	26,966	3,967	2,915	39,259	75,964	(75,964)	—
Total revenues	1,022,694	357,197	33,432	109,009	44,744	12,955	102,029	1,682,062	(75,964)	1,606,098
Operating costs and expenses	872,791	348,830	37,059	104,863	44,631	10,113	102,380	1,520,671	(75,948)	1,444,723
Operating income (loss)	149,902	8,366	(3,627)	4,146	112	2,842	(351)	161,391	(16)	161,375
Income (loss) before extraordinary items	146,139	8,135	(4,783)	398	564	3,305	1,061	154,819	(16)	154,803
II. Assets, depreciation and amortization, impairment loss of fixed assets and capital expenditures										
Assets	873,897	176,217	36,517	84,424	46,008	51,488	186,259	1,454,814	21,412	1,476,226
Depreciation and amortization	52,371	4,938	2,859	3,103	1,388	1,092	1,060	66,814	—	66,814
Impairment loss of fixed assets	37	5,140	7,946	426	293	6,612	149	20,606	—	20,606
Capital expenditures	168,461	14,765	1,255	3,947	2,469	987	1,682	193,569	—	193,569

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
I. Revenues and operating income /costs and expenses:										
Revenues:										
(1) Revenues from customers	877,501	293,961	29,869	81,446	38,187	10,183	67,171	1,398,320	—	1,398,320
(2) Inter-segment revenues	2,363	1,015	—	20,910	4,297	2,429	35,625	66,642	(66,642)	—
Total revenues	879,864	294,976	29,869	102,357	42,485	12,613	102,796	1,464,962	(66,642)	1,398,320
Operating costs and expenses	788,542	291,410	35,315	101,752	42,470	9,559	104,035	1,373,085	(66,698)	1,306,386
Operating income (loss)	91,322	3,566	(5,446)	604	14	3,054	(1,238)	91,877	56	91,933
Income (loss) before extraordinary items	76,875	3,164	(6,604)	(2,048)	284	3,366	(395)	74,642	20	74,663
II. Assets, depreciation and amortization, and capital expenditures										
Assets	772,796	156,736	47,930	89,005	43,718	50,883	151,881	1,312,953	63,710	1,376,664
Depreciation and amortization	50,908	4,629	3,709	2,854	1,417	1,151	1,017	65,689	—	65,689
Capital expenditures	94,830	11,653	29,729	4,274	640	1,487	737	143,353	—	143,353

Notes:

1. Business segmentation method
   The NYK Group businesses are segmented based on the similarity in type and character of different services with reference to the Japan Standard Industry Classification, for which the sense of unity with respective management organizations is additionally taken into account.
2. Designations of major businesses and services which are included in each of the business segments

Shipping	Oceangoing and inshore cargo shipping; Vessel chartering; Forwarding agency (Overseas agencies on an exclusive basis for the NYK Group companies)
Logistics	Warehousing; Cargo forwarding
Cruise	Ownership and navigation of cruises
Terminal and Harbor Transport	Container terminal operation; Harbor transport
Shipping-related Services	Forwarding agency (Domestic agencies on a non-exclusive basis for the NYK Group companies); Tugboat operation; Wholesaling of shipping machinery and equipment; Other various services incidental to transportation
Real Estate	Rental/lease, management and sale of real estate
Others	Information processing service; Wholesaling of petroleum products; Travel services; Air freight services and so on

3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.
4. The amount of assets included in "Elimination and unallocation" was ¥228,996 million (¥226,633 million for the previous fiscal year). They consisted mainly of surplus funds operated by the Company ("Cash and time deposits") and long-term investment funds (investment securities).
5. Until the year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From the year ended March 31, 2005, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. This change in the method of accounting caused a ¥1,898 million increase in costs and expenses and a corresponding ¥1,898 million decrease in operating income in the shipping segment. This change does not affect income before extraordinary items.

(2) Segment Information by Region

Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and unallocation	Consolidated Total
I. Revenues and operating income/costs and expenses:								
Revenues:								
(1) Revenues from customers	1,250,656	166,078	114,896	67,087	7,380	1,606,098	—	1,606,098
(2) Inter-segment revenues	12,107	24,571	9,222	11,417	1,319	58,638	(58,638)	—
Total revenues	1,262,763	190,650	124,118	78,504	8,699	1,664,737	(58,638)	1,606,098
Operating costs and expenses	1,109,750	194,060	118,425	72,577	8,818	1,503,631	(58,908)	1,444,723
Operating income (loss)	153,012	(3,409)	5,693	5,927	(118)	161,105	269	161,375
Income (loss) before extraordinary items	147,732	(4,000)	3,986	8,672	50	156,440	(1,637)	154,803
II. Assets	1,095,476	78,698	181,712	68,341	7,186	1,431,415	44,811	1,476,226

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and unallocation	Consolidated Total
I. Revenues and operating income/costs and expenses:								
Revenues:								
(1) Revenues from customers	1,102,112	148,304	88,682	53,379	5,841	1,398,320	—	1,398,320
(2) Inter-segment revenues	8,722	24,517	9,709	9,756	1,025	53,731	(53,731)	—
Total revenues	1,110,834	172,822	98,392	63,135	6,866	1,452,052	(53,731)	1,398,320
Operating costs and expenses	1,018,490	179,569	96,581	58,975	6,880	1,360,497	(54,110)	1,306,386
Operating income (loss)	92,344	(6,747)	1,811	4,160	(14)	91,554	378	91,933
Income (loss) before extraordinary items	76,569	(6,789)	(334)	6,312	16	75,773	(1,110)	74,663
II. Assets	984,887	92,802	155,590	57,132	4,496	1,294,908	81,755	1,376,664

Notes:
1. Segmentation by geographic area is based on geographical proximity.
2. Principal countries or regions by geographic area other than Japan
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, the Netherlands, Italy, Sweden, Belgium
   (3) Asia: Singapore, Thailand, Hong Kong, China
   (4) Others: Australia
3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.
4. The amount of assets included in "Elimination and unallocation" was ¥228,996 million (¥226,633 million for the previous fiscal year). They consisted mainly of surplus funds operated by the Company ("Cash and time deposits") and long-term investment funds (investment securities).
5. Until the year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From the year ended March 31, 2005, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. This change in the method of accounting caused a ¥1,898 million increase in costs and expenses and a corresponding ¥1,898 million decrease in operating income in the shipping segment. This change does not affect income before extraordinary items.

(3) Overseas Revenues

Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	475,234	266,888	308,758	274,792	1,325,674
Consolidated revenues					1,606,098
Ratio of overseas revenues to consolidated revenues (%)	29.6	16.6	19.2	17.1	82.5

Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	420,123	229,177	259,202	228,421	1,136,924
Consolidated revenues					1,398,320
Ratio of overseas revenues to consolidated revenues (%)	30.0	16.4	18.5	16.3	81.3

Notes:

1. Segmentation by geographic area is based on geographical proximity.
2. Principal countries or regions by geographic area
    (1) North America: United States, Canada
    (2) Europe: United Kingdom, Germany, France, Italy and other European countries
    (3) Asia: Various countries in the Southeast Asia, East Asia, Southwest Asia and Middle East regions
    (4) Others: Various countries in Oceania, Central and South America and Africa
3. Overseas revenues consist mainly of the revenue from the oceangoing shipping business.

6. Accounting for Leases

1. Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees

(1) As lessees

1) Acquisition cost, accumulated depreciation and net balance at the end of the year of leased assets as of March 31, 2005 and 2004, which included the portion of interest thereon, would have been shown in the balance sheets as follows, if the leased assets had been capitalized.

(Millions of yen)

	Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)			Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)		
	Acquisition cost	Accumulated depreciation	Net balance at the end of the year	Acquisition cost	Accumulated depreciation	Net balance at the end of the year
Vessels	5,912	1,843	4,068	14,430	6,439	7,991
Equipment and fixtures	50,284	15,129	35,154	35,300	12,590	22,709
Other tangible fixed assets	2,264	1,315	948	2,543	1,157	1,386
Total	58,460	18,288	40,172	52,274	20,187	32,086

2) Future lease rental payments as of March 31, 2005 and 2004, which included the portion of interest thereon, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004
Within one year	6,050	5,185
More than one year	33,505	27,933
Total	39,556	33,119

3) Lease rental expenses, depreciation and interest expenses for the year ended March 31, 2005 and 2004, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004
Lease rental expenses for the year	6,995	6,587
Depreciation	6,261	5,602
Interest expenses	864	667

4) Computation method of depreciation

Depreciation is computed by the straight-line method, assuming the lease period as the useful life and that the leased assets have no residual value.

5) Computation method of interest expenses

The difference between the total lease rental expenses and the acquisition cost is assumed to be interest, and the distribution of interest expense to each accounting period is computed by the interest method.

(2) As lessors

1) Acquisition cost, accumulated depreciation and net balance at the end of the year of leased assets as of March 31, 2005 and 2004, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)			Fiscal year ended March 31, 2004 (From April 1, 2003, to March 31, 2004)		
	Acquisition cost	Accumulated depreciation	Net balance at the end of the year	Acquisition cost	Accumulated depreciation	Net balance at the end of the year
Equipment and fixtures	257	241	16	264	241	22
Other tangible fixed assets	66	33	33	79	40	39
Total	324	275	49	344	281	62

2) Future lease rental income as of March 31, 2005 and 2004, which included the portion of interest thereon, is as follows:

(Millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004
Within one year	47	51
More than one year	132	151
Total	179	202

The future lease rental income at the end of the year is calculated by including the interest thereon because the ratio of the total of future lease rental income and estimated residual value to outstanding operating receivables at the end of the year was low.

3) Current lease rental income and depreciation for the year ended March 31, 2005 and 2004, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004
Lease rental income for the year	50	54
Depreciation	11	12

2. Operating leases

(1) As lessees

Future lease rental payments as of March 31, 2005 and 2004, are as follows:

(Millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004
Within one year	40,107	31,347
More than one year	230,932	192,730
Total	271,040	224,077

(2) As lessors

Future lease rental income as of March 31, 2005 and 2004, is as follows:

(Millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004
Within one year	390	376
More than one year	1,147	1,496
Total	1,537	1,873

7. Marketable Securities and Investment Securities

Fiscal year ended March 31, 2005

1. Marketable securities and investment securities held to maturity with market value as of March 31, 2005, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
(Securities for which the market value exceeds the book value)			
Government bonds, municipal bonds, etc.	479	492	13
Corporate bonds	399	411	11
Others	71	71	0
Subtotal	950	976	25
(Securities for which the market value is equal to or less than the book value)			
Government bonds, municipal bonds, etc.	9	9	(0)
Corporate bonds	—	—	—
Others	—	—	—
Subtotal	9	9	(0)
Total	960	986	25

2. Marketable securities and investment securities classified as other securities with market value as of March 31, 2005, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
(Securities for which the book value exceeds the acquisition costs)			
Corporate shares	114,544	202,673	88,128
Bonds and debentures:			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	559	559	0
Other bonds and debentures	—	—	—
Other	0	2	1
Subtotal	115,104	203,235	88,130
(Securities for which the book value is equal to or less than the acquisition costs)			
Corporate shares	7,970	7,546	(423)
Bonds and debentures:			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	—	—	—
Other bonds and debentures	—	—	—
Other	76	74	(2)
Subtotal	8,046	7,620	(426)
Total	123,151	210,856	87,704

3. Marketable securities and investment securities classified as other securities sold in the fiscal year under review (From April 1, 2004, to March 31, 2005)

(Millions of yen)

Proceeds from sales	Gross realized gains	Gross realized losses
9,118	2,917	8

4. Major securities with no available fair value as of March 31, 2005, and their book values on the consolidated balance sheets

Other securities:

Unlisted stocks ¥15,473 million

5. Future repayment schedule of other securities with maturities and those held to maturity is as follows:

(Millions of yen)

	Within one year	Over one year and within five years	Over five years and within ten years	Over ten years
Bonds and debentures:				
Government bonds, municipal bonds, etc.	258	289	—	—
Corporate bonds	60	100	819	—
Other bonds and debentures	51	—	—	—
Other	—	—	—	—
Total	370	389	819	—

Fiscal year ended March 31, 2004

1. Marketable securities and investment securities held to maturity with market value as of March 31, 2004, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
(Securities for which the market value exceeds the book value)			
Government bonds, municipal bonds, etc.	593	616	22
Corporate bonds	619	626	6
Others	—	—	—
Subtotal	1,213	1,243	29
(Securities for which the market value is equal to or less than the book value)			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	—	—	—
Others	81	81	—
Subtotal	81	81	—
Total	1,295	1,324	29

2. Marketable securities and investment securities classified as other securities with market value as of March 31, 2004, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
(Securities for which the book value exceeds the acquisition costs)			
Corporate shares	122,580	193,718	71,138
Bonds and debentures:			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	890	920	30
Other bonds and debentures	—	—	—
Other	21	27	6
Subtotal	123,492	194,667	71,175
(Securities for which the book value is equal to or less than the acquisition costs)			
Corporate shares	5,640	4,643	(996)
Bonds and debentures:			
Government bonds, municipal bonds, etc.	—	—	—
Corporate bonds	249	249	—
Other bonds and debentures	—	—	—
Other	21	19	(1)
Subtotal	5,910	4,912	(998)
Total	129,403	199,579	70,176

3. Marketable securities and investment securities classified as other securities sold in the previous fiscal year (From April 1, 2003, to March 31, 2004)

(Millions of yen)

Proceeds from sales	Gross realized gains	Gross realized losses
2,353	683	5

4. Major securities with no available fair value as of March 31, 2004, and their book values on the consolidated balance sheets

Other securities:

Unlisted stocks	¥14,080 million
MMF and Chinese Funds, etc.	¥2,296 million

5. Future repayment schedule of other securities with maturities and those held to maturity is as follows:

(Millions of yen)

	Within one year	Over one year and within five years	Over five years and within ten years	Over ten years
Bonds and debentures:				
Government bonds, municipal bonds, etc.	54	459	79	—
Corporate bonds	593	200	846	149
Other bonds and debentures	—	—	—	—
Other	81	—	—	—
Total	729	659	926	149

8. Derivative Transactions

(1) Currency-related

(Millions of yen)

Category	Type of transactions	Fiscal year ended March 31, 2005 (As of March 31, 2005) Contracts outstanding	Over one year	Market value	Unrealized gain (loss)	Fiscal year ended March 31, 2004 (As of March 31, 2004) Contracts outstanding	Over one year	Market value	Unrealized gain (loss)
Non-market transactions	Forward foreign currency exchange contracts:								
	Sell Euro, buy Japanese yen	1,229	—	1,233	(3)	172	—	178	(6)
	Buy H.K. dollar, sell Japanese yen	349	—	349	(0)	361	—	344	(16)
	Buy Euro, sell Japanese yen	141	—	142	0	162	—	156	(6)
	Buy Thai Baht, sell Japanese yen	123	—	120	(3)	161	—	152	(8)
	Buy U.S. dollar, sell Japanese yen	174	—	176	1	132	—	129	(2)
	Sell U.S. dollar, buy Japanese yen	2,580	2,139	2,434	145	—	—	—	—
	Others	448	—	443	(9)	314	—	308	(13)
	Currency swaps:								
	Receive Japanese yen, pay U.S. dollar	120	—	14	14	150	150	20	20
	Receive U.S. dollar, pay Japanese yen	5,100	—	(43)	(43)	—	—	—	—
	Total				102				(32)

(2) Interest rate-related

(Millions of yen)

Category	Type of transactions	Fiscal year ended March 31, 2005 (As of March 31, 2005) Contracts outstanding	Over one year	Market value	Unrealized gain (loss)	Fiscal year ended March 31, 2004 (As of March 31, 2004) Contracts outstanding	Over one year	Market value	Unrealized gain (loss)
Non-market transactions	Interest rate swaps:								
	Receive fixed, pay floating	14,997	9,969	863	863	19,204	15,664	1,538	1,538
	Receive floating, pay fixed	10,763	9,734	(838)	(838)	15,783	12,243	(1,552)	(1,552)
	Total				24				(13)

Notes:

1. The contract amounts of interest rate swap contracts and currency swap contracts in the table above are the basis for calculating exchange amounts of interest and are not the actual exchange amounts. For this reason, these amounts are not indicators of actual market risk and credit risk exposure of the Company and its consolidated subsidiaries.
   The Company and its consolidated subsidiaries make these swap contracts to avert the risks of fluctuations in interest rates and foreign currency rates for funds necessary to conduct their operations, and they do not engage in the trading of derivative financial instruments.
2. The exchange rate prevailing at the end of the fiscal year for translation of forward foreign exchange transactions is the forward foreign exchange rate.
3. Items for which hedge accounting is applied are excluded from the above table disclosure.

9. Employees' Retirement Benefit

1. Outline of Employees' retirement benefit plans

The Company and its domestic consolidated subsidiaries have the following defined benefit plans: the Tax Qualified Pension Plan and the Japanese Government's Employees' Pension Fund.
In addition, certain overseas consolidated subsidiaries have established defined contribution plans or defined benefit plans, and the Company has set up an employee retirement benefit trust.

2. Assumptions in calculation of retirement benefit obligation, etc.

1) Method of attributing the projected benefits to period of service	Straight-line basis
2) Discount rate	Mainly 2.0%
3) Expected rate of return on plan assets	Mainly 2.0% - 3.0%
4) Amortization period of unrecognized prior service cost	Mainly 8 years (Prior service cost is amortized on a straight line basis over a term that does not exceed the average remaining service period of employees)
5) Amortization period of unrecognized actuarial differences	Mainly 8 years (Unrecognized net actuarial differences are amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees)
6) Amortization period of net retirement benefit obligation at transition	Fully amortized in the first year during which the Standards for Accounting for Retirement Benefits were applied.

10. Supplements

* Rounded down to the nearest 0.1 billion yen.

1. Transition of consolidated operating performance

(billions of yen)

	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2005
Revenues	1,133.9	1,142.9	1,249.2	1,398.3	1,606.0
Operating income	87.6	65.5	69.1	91.9	161.3
Income before extraordinary items	71.2	50.1	50.3	74.6	154.8
Net income	35.5	17.5	14.2	34.8	71.3

2. Transition of consolidated quarterly results

Fiscal year ended March 31, 2005

	April 1, 2004, to June 30, 2004	July 1, 2004, to September 30, 2004	October 1, 2004, to December 31, 2004	January 1, 2005, to March 31, 2005
Revenues	billions of yen 372.2	billions of yen 395.9	billions of yen 420.5	billions of yen 417.3
Operating income	32.6	40.0	49.7	38.9
Income before extraordinary items	32.0	38.2	46.4	38.0
Net income	17.7	12.6	22.9	18.6
Net income per share (Basic)	yen 14.02	yen 10.36	yen 18.77	yen 14.97
Net income per share (Diluted)	-	-	-	-
Total assets	billions of yen 1,436.6	billions of yen 1,439.4	billions of yen 1,463.0	billions of yen 1,476.2
Shareholders's equity	369.2	381.7	400.4	427.7
Shareholder's equity per share	yen 302.29	yen 312.56	yen 327.99	yen 350.10

Fiscal year ended March 31, 2004

	April 1, 2003, to June 30, 2003	July 1, 2003, to September 30, 2003	October 1, 2003, to December 31, 2003	January 1, 2004, to March 31, 2004
Revenues	billions of yen 326.5	billions of yen 353.4	billions of yen 352.2	billions of yen 366.0
Operating income	19.6	24.8	25.0	22.4
Income before extraordinary items	17.0	20.3	19.5	17.7
Net income	8.7	12.5	13.1	0.3
Net income per share (Basic)	yen 7.18	yen 10.25	yen 10.78	yen 0.06
Net income per share (Diluted)	-	-	-	-
Total assets	billions of yen 1,288.9	billions of yen 1,351.7	billions of yen 1,371.5	billions of yen 1,376.6
Shareholders's equity	298.8	333.5	337.3	358.0
Shareholder's equity per share	yen 244.60	yen 272.97	yen 276.18	yen 292.88

(Notes)
1. Above results of each three months period (Revenues・Operating income・Income before extra-ordinary items・Net income) are calculated by subtracting relevant results of three months from April to June, six months from April to September (Interim period), nine months from April to December, and twelve months (full fiscal year).
2. "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

3. Change of ships in possession of the consolidated group

(Vessels which are owned, or shared by NYK and its consolidated subsidiaries are as follows.)

Type of vessel		as of March 31, 2004		Decrease		Increase		as of March 31, 2005	
		Number	K/T(dwt)	Number	K/T(dwt)	Number	K/T(dwt)	Number	K/T(dwt)
Container ships	(owned)	27	1,087,462	4	268,980	1	63,179	24	881,661
(including semi-container ship)	(shared)	1	21,813	0	0	0	0	1	21,813
Bulk carries (Capesize)	(owned)	29	4,326,646	0	0	9	1,194,376	38	5,521,022
	(shared)	6	440,708	1	111,663	0	0	5	329,045
Bulk carriers (Panamax & Handy size)	(owned)	31	1,342,162	0	0	3	110,465	34	1,452,627
Wood Chip carriers	(owned)	12	537,636	0	0	0	0	12	537,636
Car carriers	(owned)	34	516,861	2	22,611	2	24,148	34	518,398
	(shared)	3	21,701	1	8,759	0	0	2	12,942
Reefer carriers	(owned)	12	118,766	0	0	0	0	12	118,766
Tankers	(owned)	15	3,035,233	0	0	3	836,979	18	3,872,212
	(shared)	16	1,388,505	2	143,262	2	175,497	16	1,420,740
LNG carriers	(shared)	22	606,955	0	0	0	0	22	606,955
Cruise ships	(owned)	3	14,797	0	0	0	0	3	14,797
Others	(owned)	13	96,935	1	3,721	2	24,588	14	117,802
	(shared)	3	5,025	0	0	0		3	5,025
Total	(owned)	176	11,076,498	7	295,312	20	2,253,735	189	13,034,921
	(shared)	51	2,484,707	4	263,684	2	175,497	49	2,396,520

*Weight tonnage of shared vessels denotes the holding of the company group.

4. Ships under construction of the consolidated group

(Ships under construction of NYK and its consolidated subsidiaries are as follows.)

Type of vessels	Number	K/T(dwt)
Container ships (including semi-container ship)	12	928,400
Bulk carries (Capesize)	22	3,578,148
Bulk carriers (Panamax & Handy size)	20	910,500
Wood Chip carriers	14	761,900
Car carriers	15	279,250
Tankers	15	2,174,324
Others	1	19,400
Total	99	8,651,922

5. Vessels in service (consolidated) as of March 31, 2004 and 2005

Type of vessel	As of March 31, 2004		As of March 31, 2005		Change	
	Number	K/T (dwt)	Number	K/T (dwt)	Number	K/T (dwt)
Container ships (including semi-container ship)	131	4,041,831	137	4,395,489	6	353,658
Bulk carriers (Capesize)	71	10,087,265	75	10,577,326	4	490,061
Bulik carriers (Panamax & Handy size)	145	6,427,290	142	6,436,828	-3	9,538
Wood Chip carriers	44	2,046,914	44	2,046,914	0	0
Car carriers	93	1,423,658	98	1,485,724	5	62,066
Reefer carriers	27	252,718	27	252,718	0	0
Tankers	56	9,210,142	61	10,552,485	5	1,342,343
LNG carriers	22	1,548,410	22	1,548,410	0	0
Cruise ships	4	22,957	4	22,957	0	0
Others	24	171,599	36	338,567	12	166,968
Total	617	35,232,784	646	37,657,418	29	2,424,634

6. Employees of the consolidated group and the Company as of March 31, 2005 and 2004

(unit: person)

	As of March 31, 2005	As of March 31, 2004	Change
Shipping	3,686	3,355	331
Logistics	12,120	10,244	1,876
Cruise	414	452	-38
Terminal and harbour transport	4,119	3,816	303
Shipping-related Services	1,032	984	48
Real estate	70	68	2
Others	1,530	1,479	51
Company-wide (common)	261	262	-1
Total	23,232	20,660	2,572

7. Containers in operation (Consolidated) as of March 31, 2005 and 2004

As of March 31, 2005	As of March 31, 2004	Change
506,447 TEU	447,586 TEU	58,861 TEU (13.15%)

8. Exchange rate (Consolidated)

	April 1, 2004 to March 31, 2005	April 1, 2003 to March 31, 2004	Change
Average	¥ 107.46 to the dollar	¥ 113.97 to the dollar	Yen up 6.51
End of period	¥ 107.39 to the dollar	¥ 105.69 to the dollar	Yen down 1.7

		January 1, 2004 to December 31, 2004	January 1, 2003 to December 31, 2003	Change
End of period	(US dollar)	¥ 104.21 to the dollar	¥ 107.13 to the dollar	Yen up 2.92
	(Euro)	¥ 141.61 to Euro	¥ 133.74 to Euro	Yen down 7.87

9. Bunker price (Consolidated)

	As of March 31, 2005	As of March 31, 2004	Change
Consumed bunker price	$193.84 per ton	$174.37 per ton	Increase $19.47 per ton

10. Interest bearing debt (Consolidated)

(billions of yen)

	As of March 31, 2005	As of March 31, 2004	Change
Debt	498.2	532.4	(34.2)
Bonds	131.8	121.9	9.8
Total	630.0	654.4	(24.4)

FISCAL 2004 FINANCIAL HIGHLIGHTS (NON-CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha (NYK Line)
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Group +81-3-3284-5986
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058
Date of the Board of Directors meeting on settlement of accounts: May 12, 2005
Interim dividend system: Applied
Start date for payment of interim dividends: June 29, 2005
Date of ordinary general meeting of shareholders: June 28, 2005
Unit (*tangen*) stock system: Adopted (unit (*tangen*) stock of shares: 1,000 shares)

1. Financial Results for Fiscal 2004 Ended March 2005 (From April 1, 2004, to March 31, 2005)

(1) Non-consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal year ended March 31, 2005	841,137	12.3	101,916	50.0	106,641	77.3
Fiscal year ended March 31, 2004	749,174	5.3	67,963	37.8	60,132	37.4

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Fiscal year ended March 31, 2005	53,116	92.5	43.41	—
Fiscal year ended March 31, 2004	27,590	118.7	22.52	—

	Return on equity	Rate of income before extraordinary items to total capital	Rate of income before extraordinary items to revenues
	%	%	%
Fiscal year ended March 31, 2005	15.6	11.9	12.7
Fiscal year ended March 31, 2004	9.7	7.3	8.0

Notes:
1) Average number of shares outstanding during the year:
Fiscal year ended March 31, 2005: 1,221,319,390 shares
Fiscal year ended March 31, 2004: 1,221,797,906 shares
2) Change in accounting method: Yes
3) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the preceding fiscal year.
4) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of the year.

(2) Dividends

	Annual dividends per share			Total amount of dividends (annually)	Payout ratio	Ratio of dividends to shareholders' equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of yen	%	%
Fiscal year ended March 31, 2005	18.00	7.50	10.50	21,980	41.5	6.0
Fiscal year ended March 31, 2004	10.00	5.00	5.00	12,217	44.4	3.9

Note: Breakdown of the year-end dividend for the fiscal year ended March 31, 2005:
Commemorative dividend; ¥2.00 Special dividend; ¥0.00

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal year ended March 31, 2005	939,085	365,578	38.9	299.34
Fiscal year ended March 31, 2004	853,032	317,083	37.2	259.49

Notes:
1) Number of issued and outstanding shares at end of the fiscal year
Fiscal year ended March 31, 2005: 1,220,932,249 shares
Fiscal year ended March 31, 2004: 1,221,619,502 shares
2) Number of shares of treasury stock at end of the fiscal year
Fiscal year ended March 31, 2005: 9,255,824 shares,
Fiscal year ended March 31, 2004: 8,568,571 shares

2. Non-consolidated Forecast of Financial Results for Fiscal 2005 Ending March 2006 (From April 1, 2005, to March 31, 2006)

	Revenues	Operating income	Income before extraordinary items	Net income	Annual dividend per share		
					Interim	Year-end	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim term	430,000	46,000	46,000	27,000	8.00	—	—
Full year	870,000	92,000	90,000	53,000	—	8.00	16.00

(Reference)
Projected net income per share (full-year): ¥43.40
Performance forecast assumptions:
Exchange rate; ¥105/US$ (April 2005 - September 2005 and April 2005-March 2006)
Bunker oil price; US$230/MT (April 2005 - September 2005 and April 2005-March 2006)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.
Refer to the Attachments for the assumptions and related information on forecasts.

11. Non-Consolidated Financial Statements

1. Non-Consolidated Balance Sheets

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2005 (As of March 31, 2005) Amount	Composition ratio	Fiscal year ended March 31, 2004 (As of March 31, 2004) Amount	Compositio n ratio	Increase or decrease
ASSETS					
Current assets					
Cash and time deposits	11,221		11,021		199
Accounts receivable—trade	58,215		52,061		6,153
Short-term loans receivable	95,115		56,400		38,715
Advance money	1,043		2,039		(995)
Supplies	11,382		9,181		2,201
Deferred and prepaid expenses	34,357		31,593		2,763
Receivables from agencies	6,589		6,099		490
Deferred tax assets	4,496		5,503		(1,006)
Other current assets	12,655		14,766		(2,110)
Allowance for doubtful accounts	(14,976)		(16,597)		1,621
Total current assets	220,102	23.4	172,070	20.2	48,032
Fixed assets					
(Vessels, property and equipment, net of accumulated depreciation)					
Vessels	109,456		117,309		(7,852)
Buildings	23,334		25,810		(2,475)
Equipment and fixtures	1,405		1,619		(214)
Land	32,511		39,647		(7,136)
Construction in progress	3,817		3,136		680
Others	1,926		2,043		(117)
Total vessels, property and equipment, net of accumulated depreciation	172,450	18.4	189,566	22.2	(17,115)
(Intangible assets)					
Leasehold	513		513		—
Software	15,523		9,656		5,866
Others	627		722		(94)
Total intangible assets	16,664	1.8	10,892	1.3	5,772
(Investments and other assets)					
Investment securities	218,991		205,087		13,904
Investment in stocks of associated companies	165,259		152,406		12,852
Investment in capital of associated companies	3,690		1,320		2,370
Long-term loans receivable	126,048		103,506		22,541
Others	26,691		25,873		818
Allowance for doubtful accounts	(10,933)		(7,824)		(3,109)
Total investments and other assets	529,746	56.4	480,369	56.3	49,377
Total fixed assets	718,862	76.6	680,828	79.8	38,034
Deferred charges					
Bond issue cost	120		134		(13)
Total deferred charges	120	0.0	134	0.0	(13)
Total assets	939,085	100.0	853,032	100.0	86,053

(Millions of yen)

Account title	Fiscal year ended March 31, 2005 (As of March 31, 2005)		Fiscal year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease
	Amount	Composition ratio	Amount	Composition ratio	
LIABILITIES					
Current liabilities					
Accounts payable—trade	57,333		47,944		9,389
Short-term redemption money for bonds	24,000		20,000		4,000
Short-term bank loans	41,798		40,178		1,619
Accounts payable—other	2,118		2,074		44
Income taxes payable	20,183		17,318		2,865
Advance received	24,548		19,264		5,283
Deposits received	41,727		29,163		12,564
Payables to agencies	2,145		1,197		948
Employees' bonuses accrued	2,730		2,671		58
Reserve for EXPO 2005, AICHI, JAPAN	31		—		31
Other current liabilities	10,976		10,373		602
Total current liabilities	227,594	24.3	190,186	22.3	37,408
Long-term liabilities					
Bonds	106,800		100,800		6,000
Long-term debt	199,888		207,802		(7,914)
Deferred tax liabilities	17,241		11,810		5,430
Reserve for employees' retirement benefits	1,612		1,362		249
Reserve for directors' retirement benefits	960		775		185
Reserve for periodic dry-docking of vessels	2,534		3,930		(1,395)
Reserve for EXPO 2005, AICHI, JAPAN	—		15		(15)
Other long-term liabilities	16,876		19,265		(2,389)
Total long-term liabilities	345,912	36.8	345,762	40.5	150
Total liabilities	573,507	61.1	535,948	62.8	37,559
SHAREHOLDERS' EQUITY					
Common stock	88,531	9.4	88,531	10.4	—
Additional paid-in capital					
Capital reserve	93,198	9.9	93,198	10.9	—
Retained earnings	134,565	14.4	96,797	11.3	37,768
Legal reserve	13,146		13,146		—
Voluntary reserves					
Reserve for dividends	50		50		—
Reserve for special depreciation	4,685		6,892		(2,207)
Investment loss reserve	3		4		(1)
Reserve for advanced depreciation of fixed assets	3,062		4,043		(980)
General reserve	48,324		28,324		20,000
Unappropriated retained earnings	65,292		44,335		20,956
Net unrealized holding gains on other securities	52,740	5.6	41,639	4.9	11,101
Treasury stock	(3,457)	-0.4	(3,081)	-0.3	(375)
Total shareholders' equity	365,578	38.9	317,083	37.2	48,494
Total liabilities and shareholders' equity	939,085	100.0	853,032	100.0	86,053

(2) Non-Consolidated Statements of Income

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Fiscal year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]		Fiscal year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]		Increase or decrease	Year-over-year rate of change (%)
	Amount	Percentage	Amount	Percentage		
Revenues						
Revenue from shipping business	832,526		739,857		92,668	
Revenue from other businesses	8,611		9,317		(705)	
Total revenues	841,137	100.0	749,174	100.0	91,963	12.3
Operating costs and expenses						
Costs and expenses for shipping business	691,675		634,624		57,050	
Costs and expenses for other businesses	6,433		7,314		(880)	
General and administrative expenses	41,112		39,272		1,840	
Total operating costs and expenses	739,221	87.9	681,211	90.9	58,010	8.5
Operating income	101,916	12.1	67,963	9.1	33,953	50.0
Other income						
Interest and dividend income	12,352		6,687		5,665	
Others	2,475		1,070		1,404	
Total other income	14,828	1.8	7,757	1.0	7,070	91.1
Other expenses						
Interest expenses	8,274		9,285		(1,011)	
Others	1,829		6,303		(4,473)	
Total other expenses	10,103	1.2	15,588	2.1	(5,485)	-35.2
Income before extraordinary items	106,641	12.7	60,132	8.0	46,508	77.3
Extraordinary gains						
Gain on sale of vessels, property and equipment	1,216		1,613		(396)	
Gain on sale of investment securities	2,875		496		2,379	
Reversal of allowance for doubtful accounts	118		597		(479)	
Reversal of reserve for periodic dry-docking of vessels	22		81		(59)	
Gain on liquidation of an associated company	838		956		(117)	
Other extraordinary gains	611		1		609	
Total extraordinary gains	5,683	0.7	3,746	0.5	1,936	51.7
Extraordinary losses						
Loss on disposal of vessels, property and equipment	723		722		1	
Provision for allowance for doubtful accounts	14,908		10,294		4,613	
Cancellation money of charter contracts	—		2,499		(2,499)	
Impairment loss on fixed assets	8,692		—		8,692	
Other extraordinary losses	4,120		3,600		520	
Total extraordinary losses	28,445	3.4	17,116	2.3	11,328	66.2
Income before income taxes	83,879	10.0	46,762	6.2	37,117	79.4
Income taxes—current	30,986	3.7	23,601	3.1	7,384	31.3
Income taxes—deferred	(223)	-0.0	(4,429)	-0.6	4,205	-95.0
Net income	53,116	6.3	27,590	3.7	25,526	92.5
Surplus brought forward	21,336	2.5	22,854	3.0	(1,518)	-6.6
Interim dividend	9,160	1.1	6,109	0.8	3,051	49.9
Unappropriated retained earnings	65,292	7.7	44,335	5.9	20,956	47.3

3. Significant Accounting Policies

Significant accounting principles and procedures adopted in preparing the Company's Non-Consolidated Balance Sheets and Statements of Income were as follows:

1. Valuation basis and method for marketable securities

Stocks of subsidiaries and affiliates are stated at cost being determined by the moving average cost method.

Other securities with market quotes are stated at the average of market value for the last month of the fiscal year. (All appraisal differentials are capitalized and costs of sales are computed by the moving average method.)

Other securities without market quotes are stated at cost, with cost being determined by the moving average method.

2. Derivatives are valued at market quotation.

3. Valuation basis and method for inventories

Bunker oil is stated at the lower of cost or market quotation, with cost determined by the moving average method.

Vessel supplies and other inventories are stated at cost being determined by the first-in, first-out method.

4. Depreciation method of fixed assets

Tangible fixed assets:

Vessels and buildings are depreciated by the straight-line method based on the Japanese Corporation Tax Law.

Other tangible fixed assets are depreciated by the declining-balance method based on the Japanese Corporation Tax Law.

Intangible assets:

Computer software is amortized by the straight-line method based on the length of period it can be used internally (five years).

Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

5. Amortization of deferred charges

The bond issue cost is equally amortized for each fiscal year over three years based on the provisions of the Enforcement Regulations of the Commercial Code.

6. Accounting standards for reserves

Allowance for doubtful accounts:

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company sets aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

Employees' bonuses accrued:

The employees' bonuses accrued are provided for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's retirement benefit obligation and the estimated fair value of pension assets at the end of the fiscal year.

Unrecognized net actuarial differences are amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plan (8 years).

Reserve for directors' retirement benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with its internal rules, the Company sets aside such a reserve calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the balance sheet date.

Reserve for periodic dry-docking of vessels:
The reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

Reserve for EXPO 2005, AICHI, JAPAN:
To provide the expenditures for participation in EXPO 2005, AICHI, JAPAN, an amount at the provision limit under the Special Taxation Measures Law is set aside in the reserve.

7. Revenue and expense recognition
Revenues and expenses are recognized by two different methods depending on types of cargo transportation.
(1) Transportation by container ships:
Revenues and expenses arising from ocean transportation of containers are recognized proportionately as shipments move.
(2) Transportation by vessels other than container ships:
Revenues and expenses from transportation by vessels other than container ships, as well as vessel expenses and chartering fees and the corresponding vessel rental fees, are recognized upon completion of unloading cargoes at the final destination port.

8. Accounting for leases
Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

9. Method of accounting for hedge transactions
For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company evaluates the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

10. Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

[Change in Accounting Policies]
1. Accounting Standards Related to Impairment Loss on Fixed Assets

In the fiscal year ended March 31, 2005, the Company applied to its non-consolidated financial accounts the Accounting Standards Related to Impairment Loss on Fixed Assets (Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed Assets, released by the Financial Services Agency Business Accounting Council on August 9, 2002) and Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No. 6 for Applying Corporate Accounting Standards, October 31, 2003).

As a result of the adoption of these standards, income before income taxes decreased ¥8,692 million.

Accumulated impairment loss is deducted from net book value of each asset in accordance with the revised regulations of financial statements.

2. Accounting Standards Related to Retirement Benefits

In line with the public announcement of Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005), the Company elected to and did apply these standards to its non-consolidated financial statements for the year ended March 31, 2005. As a result, operating income, income before extraordinary items and income before income taxes increased ¥581 million.

3. Change in Accounting Method for Certain Costs Related to Foreign Vessel Officers, Etc.

Until the year ended March 31, 2004, the Company recorded certain costs related to foreign vessel officers, etc., as an "Other expenses" item. From the year ended March 31, 2005, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. Compared with the previous method, the new method of accounting for these costs caused a ¥1,898 million increase in costs and expenses and a corresponding ¥1,898 million decrease in operating income. This change does not affect income before extraordinary items or income before income taxes.

[Notes to Financial Statements]

(Notes to the non-consolidated balance sheets)

1. Accumulated depreciation	¥304,455 million
2. Advanced depreciation of tangible fixed assets	¥447 million
3. Guarantees of loans	¥662,943 million
Joint and several obligations borne by other debtors	¥49,919 million

(Note to the non-consolidates statements of income)

Impairment Losses:

The assessment of whether there is an impairment of fixed assets is made for each group of assets, which is determined as individual asset for rental real estate and idle assets and based on the grouping for managerial accounting and investment decision-making purposes for other operating assets.

For asset groups whose operating profitability has worsened substantially owing to such factors as ongoing decline in real estate value and rental market and the poor performance of assets, the Company has determined that the likelihood of recouping the book value of these assets is unlikely. The Company has therefore marked the assets down to the net recoverable value and posted the impairment loss of ¥8,692 million, which is comprised of the following.

Location	Use	Category	Impairment loss (Millions of yen)
Yokohama, Kanagawa	Underutilized	Land and buildings, other.	5,785
Kobe, Hyogo	Logistics warehouse	Land and buildings	2,148
Others	Rental properties	Land	759
Total			8,692

The breakdown of impairment losses by location is as follows:

Yokohama, Kanagawa	¥5,785 million	(¥5,470 million for land, ¥314 million for buildings, and ¥0 million for other)
Kobe, Hyogo	¥2,148 million	(¥815 million for land and ¥1,333 million for buildings)
Others	¥759 million	(¥759 million for land)

The net recoverable value of each asset group is either the net salable value or the use value, whichever is higher. The net salable value is assessed based on the appraisal value, etc., calculated by a real estate appraiser, and the use value is calculated principally by discounting future cash flows at 4.0%.

4. Proposal for Appropriation of Unappropriated Retained Earnings

(Millions of yen)

	Fiscal year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]	Fiscal year ended March 31, 2004 [From April 1, 2003, to March 31, 2004]	Increase or decrease
Unappropriated retained earnings	65,292	44,335	20,956
Reversal of voluntary reserves			
Reversal of reserve for special depreciation	1,735	2,207	(472)
Reversal of investment loss reserve	0	1	(0)
Reversal of reserve for advanced depreciation of fixed assets	190	1,559	(1,368)
Total	67,219	48,103	19,115
To be appropriated as follows:			
Cash dividends	12,819 (¥10.50 per share)	6,108 (¥5 per share)	6,711
Directors' bonuses	100	80	20
Reserve for special depreciation	470	—	470
Reserve for advanced depreciation of fixed assets	230	579	(349)
General reserve	25,000	20,000	5,000
Total	38,620	26,767	11,852
Retained Earnings carried forward to the next year	28,599	21,336	7,262

Note: The Company distributed interim dividends in the amount of ¥9,160,232,393 (¥7.50 per share) on December 6, 2004.

5. Marketable Securities (Stocks of subsidiaries and affiliates with market value)

(Millions of yen)

Category	Fiscal year ended March 31, 2005 (As of March 31, 2005)			Fiscal year ended March 31, 2004 (As of March 31, 2004)		
	Book value	Market value	Unrealized gain	Book value	Market value	Unrealized gain
Stocks of subsidiaries	2,309	60,759	58,450	2,309	33,158	30,849
Stocks of affiliates	4,116	24,253	20,136	4,116	18,876	14,759
Total	6,425	85,012	78,587	6,425	52,035	45,609

12. Director and Auditor Changes (effective June 28, 2005)

Director Candidates

Hiroyuki Shimizu (present director*)

Motoo Igawa (present director*)

Masamichi Morooka (present director*)

Susumu Kikuchi (present director*)

*These directors are not regulated by the Commercial Code of Japan.

Auditor Candidates

Shigeru Shimizu (current assistant manager of the General Affairs Group and assistant manager of the Legal and Insurance Group)

Retiring Directors

Tadatoshi Mamiya (will become a senior advisor)

Koji Usami (will become an advisor to the president)

Koichi Aoki (will become an advisor to the president)

Masahiro Aoyama (will become an advisor to the president)

Retiring Auditor

Ryoji Narisada

Directors as of April 1, 2005

Chairman	Takao Kusakari**		
President	Koji Miyahara**		
Executive Vice Presidents	Tadamasa Ishida**	Yukio Ozawa**	
Senior Managing Directors	Takao Manji**	Michio Tamiya**	Yasushi Yamawaki**
Managing Directors	Takahiro Ota**	Hiromitsu Kuramoto	Minoru Sato
	Yasumi Kudo	Koichi Inoue	Hiroshi Sugiura
Directors	Hiroyuki Shimizu	Yutaka Yasunaga	Susumu Kikuchi
	Motoo Igawa	Masamichi Morooka	Naoki Takahata
	Makoto Igarashi	Yoshiharu Murata	Masato Katayama
	Masahiro Kato	Hidenori Hono	Yuji Semba
	Mitsutoshi Nawa	Saburo Yamagata	Takamaru Ishida
	Toshinori Yamashita	Hiroshi Hattori	Naoya Tazawa
	Yasuyuki Usui	Tadaaki Naitoh	Shinji Kobayashi
	Tetsufumi Otsuki	Takeshi Matsunaga	Takatake Naraoka
	Genta Ohyama	Lanny Vaughn	

**Representative Directors

RECEIVED

2006 FEB -1 P 12:47

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice of General Meeting
June 6, 2005

INFORMATION

The document following this cover sheet exists solely to provide English translations of selected information in the Japanese original text of the Notice of Ordinary General Meeting of Shareholders for reference only.

The original Japanese text of the Notice of Ordinary General Meeting of Shareholders should be available to foreign shareholders at their respective sub-custodians in Japan. Please contact your custodian with your voting instructions as soon as possible.

Shareholders who hold one thousand or more shares of record on the original register of shareholder as of March 31, 2005 will be invited to attend the meeting.

To Our Shareholders

June 6, 2005

Notice of the 118th Ordinary General Meeting of Shareholders

To the Shareholders of Nippon Yusen Kabushiki Kaisha:

You are cordially invited to the Ordinary General Meeting of Shareholders of Nippon Yusen Kabushiki Kaisha for the 118th Fiscal Year to be held as follows.

Yours faithfully

1. Date: 10:00 a.m., Tuesday, June 28, 2005
2. Place: Head Office: Yusen Building, 3-2, Marunouchi 2 Chome, Chiyoda-ku, Tokyo
3. Agenda of the Meeting:

Matters to be reported:	1) The consolidated balance sheet as of March 31, 2005, and the consolidated statement of income for the 118th Fiscal Year (from April 1, 2004 to March 31, 2005) and the results of an audit of the consolidated statutory reports by the accounting auditor and the board of corporate auditors. 2) The non-consolidated balance sheet as of March 31, 2005, and the business report and the non-consolidated statement of income for the 118th Fiscal Year (from April 1, 2004 to March 31, 2005)
Proposals to be resolved:	
Proposal No.1:	Approval of the Proposal for Appropriation of Retained Earnings for the 118th Fiscal Year
Proposal No.2:	Partial amendments to the Articles of Incorporation
Proposal No.3:	Election of seven Directors
Proposal No.4:	Election of two Corporate Auditors
Proposal No.5:	Presentation of retirement benefits to retiring directors and corporate auditor, and payment of retirement benefit for termination resulting from the abolition of the retirement benefits system for directors and corporate auditors
Proposal No.6:	Revision of compensation for directors

Furthermore, the reporting matters have the same contents as the "Business Report for the 118th Fiscal Year" enclosed. Also, the outline of these propositions is as summarized in the "Reference Documents for the Exercise of Voting Rights" on later pages.

ISIN	JP3753000003
SEDOL	6643960
TSE	9101

Nippon Yusen Kabushiki Kaisha

K. Miyahara

Koji Miyahara
President

Reference Documents for the Exercise of Voting Rights

1. Total number of voting rights held by all shareholders: 1,207,318
2. Proposals and references

Proposal No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 118th Fiscal Year

Details of the proposal are as follows:

The Company proposes to distribute a year-end dividend of ¥10.50 per share (of which ¥2.00 is a commemorative dividend) in view of the Company's good performance over the current term as well as in commemoration of the 120th anniversary of the Company's founding. The proposal is based on the Company's determination to successively pay stable dividends while retaining an appropriate level of internal reserves for future business development and to address the changing market conditions of the shipping industry, while simultaneously taking comprehensive consideration for the management environment and propensity for dividends. Accordingly, since the Company paid an interim dividend of ¥7.50 per share, this brings the total dividend for the fiscal year to ¥18.00 per share, an increase of ¥8 per share from the preceding fiscal year.

Proposal for Appropriation of Retained Earnings

Remarks	Amount	
		¥
Unappropriated retained earnings at the end of the fiscal year		65,292,714,407
Reversal of voluntary reserves		
Reversal of reserve for special depreciation	1,735,027,786	
Reversal of reserve against investment loss	985,625	
Reversal of reserve for advanced depreciation	190,476,401	1,926,489,812
Total		67,219,204,219
To be appropriated as follows;		
Dividends (¥10.50 per share, of which the ordinary dividend is ¥8.50 and the commemorative dividend is ¥2.00)	12,819,788,615	
Director's bonuses	100,000,000	
Reserve for special depreciation	470,209,032	
Reserve for advanced depreciation	230,134,324	
General reserve	25,000,000,000	
Retained earnings carried forward	28,599,072,248	
Total		67,219,204,219

Note: An interim dividend of 9,160,232,393 yen (¥7.50 per share) was paid on Dec. 6, 2004

Proposal No.2: Partial amendments to the Articles of Incorporation

The Company hereby proposes to amend part of the Articles of Incorporation as shown in the following comparative table:

1. Reasons for the Amendments

(1) The Company hereby proposes to eliminate a provision concerning the closing of the register of shareholders and to amend the wording of the existing Articles as stipulated in Article 12, Paragraph 2 pursuant to the abolition of the system for closing the register of shareholders as the result of the enforcement of the portion of the "Law for Partial Amendment of the Laws related to Transfer of Bonds, etc., to Streamline Settlement for Transactions of Stock, etc." (Law No.88, 2004) concerning the amendments of the Commercial Code, etc. on Oct. 1, 2004.

(2) To appoint the president in control of business execution to the chairman of the General Meeting of Shareholders, required amendments will be made as stipulated in Article 16.

(3) Along with the establishment of an Executive Officer System, the upper limit of the number of directors will be reduced in the light of actual status. Accordingly, the upper limit of the number of directors as stipulated in Article 20 will be amended.

(4) The term of office of all the current corporate auditors who had been appointed to auditorship prior to the conclusion of the Ordinary General Meeting of Shareholders held in June 2003 expires at the conclusion of the current General Meeting of Shareholders. Accordingly, we hereby propose to delete supplementary provisions concerning the term of the office for the auditors.

2. Contents of the Amendments

Details of the proposed amendments are as follows:

(Amendments shown by underlines.)

Current Articles	Proposed Amendments
Chapter II: SHARES (Standard Date and Closing of the Register of Shareholders) Article 12. The shareholders eventually entered or recorded in the Register of Shareholders and the Register of the Beneficial Shareholders, as of the last day of the given business term and deemed by the Company to be those who are entitled to exercise the rights of shareholders at the Ordinary General Meeting of Shareholders concerning such business term.	Chapter II: SHARES (Standard Date) Article 12. (The same as the existing ones)
(2) In addition to the provisions of the preceding paragraph, in case of necessity, the Company, by giving prior public notice, may either fix a standard date or suspend a change of entries or records in the Register of Shareholders for a certain period.	(2) In addition to the provisions of the preceding paragraph, in case of necessity, the Company, by giving prior public notice, may fix a standard date.
Chapter III: GENERAL MEETINGS OF SHAREHOLDERS (Chairman) Article 16 The Chairman of the Board of Directors shall act as chairman at General Meetings. Should the Chairman of the Board of Directors not be designated or should the Chairman be unable to act, the President shall act, and should the President be unable to act, one of the other Representative Directors shall act in the order previously set by the resolution of the Board of Directors.	Chapter III: GENERAL MEETINGS OF SHAREHOLDERS (Chairman) Article 16 The President shall act as chairman at General Meetings. Should the President be unable to act, one of the other Representative Directors shall act in the order previously set by the resolution of the Board of Directors.
Chapter IV: DIRECTORS AND BOARD OF DIRECTORS (Number of Directors) Article 20 The Directors of the Company shall be no more than twenty-five in number.	Chapter IV: DIRECTORS AND BOARD OF DIRECTORS (Number of Directors) Article 20 The Directors of the Company shall be no more than eighteen in number.
Chapter V: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS (Term of Office of Corporate Auditors) Article 31 The term of office of a Corporate Auditor shall expire at the conclusion of the Ordinary General Meeting of Shareholders for the last business term within four years after his/her appointment.	Chapter V: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS (Term of Office of Corporate Auditors) Article 31. (The same as the existing ones)

Current Articles	Proposed Amendments
Supplementary provisions The provisions of paragraph 1 of Article 31 not withstanding, the terms of office of Corporate Auditors holding office prior to the conclusion of the Ordinary General Meeting of Shareholders in June 2003 shall remain as before.	(Deleted)

Proposal No.3: Election of seven Directors

The term of office of the current five (5) Directors, Messrs. Yukio Ozawa, Takao Manji, Koichi Aoki, Hiromitsu Kuramoto and Masahiro Aoyama will expire at the conclusion of this meeting and two (2) Directors Messrs. Tadatoshi Mamiya and Koji Usami will retire by resignation at the conclusion of this meeting.

The Company therefore recommends and proposes the following seven (7) candidates for election as Directors:

	Name (Date of Birth)	Career summary and representation of other companies		Number of the Company's shares held
1	Yukio Ozawa (January 12, 1947)	July 1969	Joined the Company	17,000 shares
		June 1999	Director and General Manager of Management Coordination Group	
		April 2000	Director	
		June 2001	Managing Director	
		April 2002	Managing Director and Executive Officer	
		June 2003	Senior Managing Director and Executive Officer	
		April 2005	Executive Vice President and Executive Officer (to the present)	
2	Takao Manji (October 22, 1945)	October 1969	Joined the Company	15,277 shares
		April 2002	Executive Officer and Chief Executive Officer of NYK SHIPMANAGEMENT PTE LTD.	
		June 2003	Managing Director and Executive Officer	
		April 2004	Senior Managing Director and Executive Officer (to the present)	
3	Hiromitsu Kuramoto (May 11, 1948)	April 1972	Joined the Company	19,000 shares
		April 2001	Senior Staff and Examiner of Tramp Coordination Group	
		June 2001	Director	
		April 2002	Director and Executive Officer	
		June 2003	Managing Director and Executive Officer (to the present)	

	Name (Date of Birth)	Career summary and representation of other companies		Number of the Company's shares held
4	Hiroyuki Shimizu (September 4, 1950)	April 1974 April 2000 April 2002 April 2003 June 2003 April 2004	Joined the Company General Manager of Container Trade Management Group Executive Officer and General Manager of Container Trade Management Group Adviser of NYK LINE (NORTH AMERICA) INC.. Executive Officer, Chairman of the Board of Directors of NYK LINE (NORTH AMERICA) INC. Executive Officer, President of NYK GROUP AMERICAS INC. (to the present) Representative positions in other companies: Chairman of the Board of Directors and Chief Executive Officer of NYK LINE (NORTH AMERICA) INC. President of NYK GROUP AMERICAS INC. President of YUSEN WORLD SERVICE (INDIANA), INC.	10,000 shares
5	Motoo Igawa (January 3, 1950)	April 1973 June 2000 April 2003 April 2004	Joined the Company General Manager of Forest Products Group Executive Officer, General Manager of Forest Products Group Executive Officer (to the present)	12,000 shares
6	Masamichi Morooka (September 20, 1952)	April 1975 April 2001 April 2003	Joined the Company Assistant to the General Manager of Container Trade Management Group President of NYK LINE (NORTH AMERICA) INC. Executive Officer (to the present)	10,000 shares
7	Susumu Kikuchi (July 29, 1947)	April 1972 June 2002 April 2003 April 2004 April 2005	Joined the Company Assistant to the Director of Container Trade Management Group Chairman of NYK LINE (CHINA) Co., Ltd. and NYK LOGISTICS (CHINA) CO., Ltd. Executive Officer and Chairman of NYK LINE (CHINA) and Chairman of NYK (CHINA) Co., Ltd. Executive Officer and Deputy Chief Representative for China Chairman of NYK LINE (CHINA) Co., Ltd. Executive officer and Chief Representative for China (to the present) Representative positions in other companies: Vice Chairman of NYK LINE (CHINA) Co., Ltd.	39,000 shares

Proposal No.4: Election of two Corporate Auditors

The term of office of the current two (2) Corporate Auditors, Messrs. Ryuji Narisada and Keisuke Kitajima will expire at the conclusion of this meeting.

The Company therefore recommends and proposes the following two candidates for election as Corporate Auditors. Mr. Keisuke Kitajima is a candidate for Outside Corporate Auditor as stipulated in Article 18, Paragraph 1, of the Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha.

The Board of Corporate Auditors has previously given its approval for submitting the proposal.

	Name (Date of Birth)	Career summary and representation of other companies		Number of the Company's shares held
1	Keisuke Kitajima (November 27, 1936)	April 1961	Appointed to a prosecutor	0 shares
		June 1998	Appointed to the Prosecutor-general	
		July 2001	Retired from the office of the Prosecutor-general	
		September 2001	Registered as an attorney (Daiichi Tokyo Bar Association & Kitajima Law Office)	
		June 2002	Corporate auditor of the Company (to the present)	
2	Shigeru Shimizu (November 6, 1948)	July 1971	Joined the Company	7,000 shares
		Jan 2003	General Manager of General and Legal Affairs Group	
		April 2005	Senior Staff and Examiner of General Affairs Group, and Legal and Insurance Group (to the present)	

Proposal No.5: Presentation of retirement benefits to retiring directors and corporate auditor, and payment of retirement benefit for termination resulting from the abolition of the retirement benefits system for directors and corporate auditors

Four (4) directors, Messrs.Tadatoshi Mamiya, Koji Usami, Koichi Aoki and Masahiro Aoyama and corporate auditor, Mr.Ryuji Narusada will retire from the Company at the conclusion of the current general meeting of shareholders.

The Company therefore proposes to present the retirement benefits in accordance with Company custom and based on set calculation criteria to said five (5) persons, and requests that this meeting leave the matter of the payment amount, timing and method to the discretion of the Board of Directors for the retiring directors and to the deliberation of corporate auditors for the retiring corporate auditor.

The careers of the retiring Directors and Corporate Auditor are summarized as follows:

Name	Summary of Career	
Tadatoshi Mamiya	June 1998	Director and Assistant to the General Manager of Container Trade Management Group Chairman of NYK LINE (EUROPE) LTD and Assistant to the General Manager of Tramp Co-ordination Group President of NYK BULKSHIP (EUROPE) LTD.
	February 1999	Director and Assistant to the General Manager of Container Trade Management Group Chairman of NYK LINE (EUROPE) LTD and Assistant to the General Manager of Tramp Co-ordination Group Chairman of NYK BULKSHIP (EUROPE) LTD.
	June 1999	Director
	June 2000	Managing Director
	April 2002	Managing Director and Executive Officer
	June 2002	Senior Managing Director and Executive Officer
	June 2003	Executive Vice President and Executive Officer
	April 2005	Director (to the present)
Koji Usami	June 2000	Director and General Manager of Human Resource Group
	April 2002	Director and Executive Officer
	June 2002	Managing Director and Executive Officer
	April 2004	Senior Managing Director and Executive Officer
	April 2005	Director (to the present)
Koichi Aoki	June 2001	Director, Chief Representative for China and Assistant to the General Manager of Container Trade Management Group Chairman of NYK LINE (HONG KONG) Co., Ltd.
	October 2001	Director and Chief Representative for China
	April 2002	Director, Executive Officer and Chief Representative for China
	June 2003	Managing Director, Executive Officer and Chief Representative for China
	April 2005	Director (to the present)
Masahiro Aoyama	June 2001	Director and General Manager of Harbour Group
	April 2002	Director, Executive Officer and General Manager of Harbour Group
	October 2002	Director and Executive Officer
	April 2005	Director (to the present)
Ryuji Narisada	June 2002	Corporate auditor of the Company (full time) (to the present)

As part of the management reform of the Company, the Company resolved at the board of directors meeting held on April 28, 2005 to abolish the retirement benefits system for directors and corporate auditors at the conclusion of the current general meeting of shareholders. The Company therefore proposes to pay a retirement benefit discontinuation payment for the term of office from the time of appointment to the conclusion of the current general meeting based on set calculation criteria in accordance with the Company custom to sixteen (16) people including ten (10) incumbent directors namely, Messrs. Takao Kusakari, Koji Miyahara, Tadamasa Ishida, Michio Tamiya, Yasushi Yamawaki, Takahiro Ota, Minoru Sato, Yasumi Kudo, Koichi Inoue and Hiroshi Sugiura; three (3) directors namely, Messrs. Yukio Ozawa, Takao Manji and Hiromitsu Kuramoto to be reappointed upon your approval of Proposal No. 3, two (2) incumbent corporate auditors namely, Messrs. Kazuhira Kamiya and Tsuyoshi Miyazaki, and a corporate auditor, Mr. Keisuke Kitajima to be reappointed upon your approval of Proposal No. 4.

It is also proposed that the payment be made at the time of retirement of respective directors and corporate auditors, and the decisions as to the specific amounts of money and method of payment be entrusted to the discretion of the Board of Directors as to the retiring Directors and to the deliberation of Corporate Auditors as to the retiring Corporate Auditors.

The careers of the Directors and Corporate Auditors are summarized as follows:

Name	Summary of Career	
Takao Kusakari	June 1994	Director, General Manager of No.1 Car Carrier Group and Project Planning/Coordination Group of Bulkshipping Divisions
	June 1995	Director
	June 1997	Managing Director
	June 1999	Senior Managing Director
	August 1999	President
	April 2002	President and Executive Officer
	April 2004	Chairman of the Board of Directors and Executive Officer (to the present)
Koji Miyahara	June 2000	Director
	April 2002	Director and Executive Officer
	June 2002	Managing Director and Executive Officer
	June 2003	Senior Managing Director and Executive Officer
	April 2004	President and Executive Officer (to the present)
Tadamasa Ishida	June 2000	Director and Assistant to the General Manager of Container Trade Management Group Chairman of NYK UK HOLDING LTD and NYK LINE (EUROPE) LTD.
	June 2001	Managing Director and Chairman of NYK UK HOLDING LTD. and Chairman of NYK LINE (EUROPE) LTD.
	April 2002	Managing Director, Executive Officer, Chairman of NYK UK HOLDING LTD. and Chairman of NYK LINE (EUROPE) LTD.
	June 2002	Senior Managing Director and Executive Officer
	April 2004	Executive Vice President and Executive Officer (to the present)
Michio Tamiya	June 2000	Director and General Manager of No. 1 Car Carrier Group
	November 2000	Director
	April 2002	Director and Executive Officer
	June 2002	Managing Director and Executive Officer
	April 2005	Senior Managing Director and Executive Officer (to the present)
Yasushi Yamawaki	June 2000	Director
	April 2002	Director and Executive Officer
	June 2002	Managing Director and Executive Officer
	April 2005	Senior Managing Director and Executive Officer (to the present)
Takahiro Ota	June 2000	Director and General Manager of Semi-Liner Group
	April 2002	Director, Executive Officer and General Manager of Latin America and Africa Group
	October 2002	Director and Executive Officer
	June 2003	Managing Director and Executive Officer (to the present)
Minoru Sato	June 2004	Managing Director and Executive Officer (to the present)
Yasumi Kudo	June 2004	Managing Director and Executive Officer (to the present)

Name	Summary of Career	
Koichi Inoue	June 2004	Managing Director and Executive Officer (to the present)
Hiroshi Sugiura	June 2004	Managing Director and Executive Officer (to the present)
Yukio Ozawa	June 1999 April 2000 June 2001 April 2002 June 2003 April 2005	Director and General Manager of Management Coordination Group Director Managing Director Managing Director and Executive Officer Senior Managing Director and Executive Officer Executive Vice President and Executive Officer (to the present)
Takao Manji	June 2003 April 2004	Managing Director and Executive Officer Senior Managing Director and Executive Officer (to the present)
Hiromitsu Kuramoto	June 2001 April 2002 June 2003	Director Director and Executive Officer Managing Director and Executive Officer (to the present)
Kazuhira Kamiya	June 2003	Corporate auditor (full time) (to the present)
Tsuyoshi Miyazaki	June 2003	Corporate auditor (to the present)
Keisuke Kitajima	June 2002	Corporate auditor (to the present)

Proposal No.6: Revision of compensation for directors

The monthly amount of compensation for the directors was resolved to be 46 million yen or less at the Ordinary General Meeting of Shareholders for the 103rd Fiscal Year held on June 28, 1990 and has remained unchanged up to this date.

Giving consideration to the upper limit of the number of directors that will be amended when Proposal No. 2 is approved at this general meeting, the changes that occurred in the economic situation and management environment of the Company since the above-mentioned resolution, and also in connection with the unification of compensation for the directors into a single account item bolishing their retirement benefit system as part of management reform, the Company proposes to have the monthly compensation for the directors amended to 69 million yen or less. Compensation for the directors shall not contain as before the employee's portion of salary for the employee-directors.

When Proposal No. 3 is approved as presented to the current general meeting, the number of directors will be seventeen (17), remaining unchanged from the present number.

RECEIVED

2006 FEB -1 P 12:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice of Resolutions

June 28, 2005

INFORMATION

The document following this cover sheet exists solely to provide English translations of selected information in the Japanese original text of the Notice of Resolutions of Ordinary General Meeting of Shareholders for reference only.

The original Japanese text of the Notice of Resolution of Ordinary General Meeting of Shareholders should be available to foreign shareholders at their respective sub-custodians in Japan.

To Our Shareholders

June 28, 2005

Notice of Resolutions of the 118th Ordinary General Meeting of Shareholders

To the Shareholders of Nippon Yusen Kabushiki Kaisha:

You are hereby notified the resolutions of the 118th Ordinary General Meeting of Shareholders held today.

Yours faithfully

Matters reported:

1) The consolidated balance sheet as of March 31, 2005, and the consolidated statement of income for the 118th Fiscal Year (from April 1, 2004 to March 31, 2005) and the results of an audit of the consolidated statutory reports by the Accounting Auditor and the Board of Corporate Auditors.
2) The non-consolidated balance sheet as of March 31, 2005, and the business report and the non-consolidated statement of income for the 118th Fiscal Year (from April 1, 2004 to March 31, 2005)

The contents of the financial statements above were reported.

ISIN	JP3753000003
SEDOL	6643960
TSE	9101

Nippon Yusen Kabushiki Kaisha

K. Miyahara

Koji Miyahara
President

Proposals resolved:

Proposal No.1:	Approval of the Proposal for Appropriation of Retained Earnings for the 118th Fiscal Year The appropriation of retained earnings for the 118th Fiscal Year was approved and resolved as originally proposed. It was decided to distribute a year-end dividend of ¥10.50 per share (of which ¥2.00 is a commemorative dividend) The Company paid an interim dividend of ¥7.50 per share, this brings the total dividend for the fiscal year to ¥1800 per share, an increase of ¥8 per share from the preceding fiscal year.
Proposal No.2:	Partial amendments to the Articles of Incorporation The amendment to appoint the president to he chairman of the General Meeting of Shareholders and reduce the upper limit of the number of directors etc. was approved and resolved as originally proposed.
Proposal No.3:	Election of seven Directors Messrs. Yukio Ozawa, Takao Manji and Hiromitsu Kuramoto were re-elected and Messrs. Hiroyuki Shimizu, Motoo Igawa, Masamichi Morooka and Susumu Kikuchi were newly elected as Directors, and all of them were assumed their offices.
Proposal No.4:	Election of two Corporate Auditors Messrs. Keisuke Kitajima was re-elected and Shigeru Shimizu was newly elected as Auditors, and two of them were assumed their offices.
Proposal No.5:	Presentation of retirement benefits to retiring Directors and Corporate Auditor, and payment of retirement benefit for termination resulting from the abolition of the retirement benefits system for Directors and Corporate Auditors It was approved and resolved as originally proposed that the Company would present the retirement benefits to retiring Directors and a Corporate Auditor in accordance with the Company custom based on set calculation criteria, and the matter of payment amount, timing and method etc. was entrusted to the discretion of the Board of Directors and the discussion of Corporate Auditors, and also pay he discontinuation payment of retirement benefit by this General Meeting of Shareholders to incumbent Directors and Corporate Auditors at their retirement in accordance with the Company custom based on set calculation criteria, and the matter of payment amount and method etc. was entrusted to the discretion of the Board of Directors and the discussion of Corporate Auditors. The Company abolished the retirement benefits system for Drectors and Corporate Auditors.
Proposal No.6:	Revision of compensation for directors The monthly 69 million yen or less of compensation for the Directors which shall not contain as before the employee's portion of salary for the Employee-Directors was approved and resolved as originally proposed

Year ending March 31, 2006 August 08, 2005

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER, ENDED JUNE 30, 2005

Listed company: Nippon Yusen Kabushiki Kaisha (NYK Line)
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Group +81-3-3284-5986
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058

1. Matters Related to the Preparation of the First-Quarter Financial Information
1) Adoption of a simplified accounting method: Yes
A simplified method is adopted as the accounting standard for corporate income taxes. The simplified method is otherwise adopted in part for the accounting of line items for which the effect is immaterial.

2) Change in the method of accounting compared with the most recent consolidated fiscal period: Yes
The business segments are reclassified in the Segment Information.

3) Change in scope of consolidation and application of the equity method: Yes
Consolidation (Newly included): 31, Consolidation (excluded): 7
Equity method (Newly applied): None, Equity method (excluded): 1

2. Financial and Business Results for the Three Months (From April 1 to June 30, 2005)

(1) Consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Three months ended June 30, 2005	430,638	15.7	36,546	12.0	36,390	13.5
Three months ended June 30, 2004	372,238	14.0	32,637	66.3	32,062	88.1
Year ended March 31, 2005(Reference)	1,606,098		161,375		154,803	

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Three months ended June 30, 2005	21,792	27.3	17.85	—
Three months ended June 30, 2004	17,124	95.3	14.02	—
Year ended March 31, 2005 (Reference)	71,326		58.12	—

Notes:
1) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the same quarterly period of the preceding fiscal year.
2) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Three months ended June 30, 2005	1,549,511	431,142	27.8	353.16
Three months ended June 30, 2004	1,436,634	369,244	25.7	302.29
Year ended March 31, 2005 (Reference)	1,476,226	427,770	29.0	350.10

3. Consolidated Forecast of Financial Results for Fiscal Year 2005 (From April 1, 2005, to March 31, 2006)

	Revenues	Operating income	Income before extraordinary items
	Millions of yen	Millions of yen	Millions of yen
Interim term	865,000	80,000	78,000
Full year	1,770,000	155,000	150,000
	Net income	Net income per share (Basic)	
	Millions of yen	Yen	
Interim term	47,000	—	
Full year	90,000	73.72	

(Reference)
Non-consolidated Forecast of Financial Results for Fiscal Year 2005 (From April 1, 2005, to March 31, 2006)

	Revenues	Operating income	Income before extraordinary items
	Millions of yen	Millions of yen	Millions of yen
Interim term	445,000	46,000	46,000
Full year	880,000	92,000	90,000
	Net income	Net income per share (Basic)	
	Millions of yen	Yen	
Interim term	27,000	—	
Full year	53,000	43.41	

(Reference)
Performance forecast assumptions:
Exchange rate; ¥110.20/US$ (July-September, 2005) and ¥110.00/US$ (October 2005–March 2006)
Bunker oil price; US$270/MT (July 2005–March 2006)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.

Results of Operations

During the three months from April 1 to June 30, 2005, NYK Line posted consolidated revenues of ¥430.6 billion, operating income of ¥36.5 billion, income before extraordinary items of ¥36.3 billion and net income of ¥21.7 billion. These figures compare with revenues of ¥372.2 billion, operating income of ¥32.6 billion, income before extraordinary items of ¥32.0 billion and net income of ¥17.1 billion in the corresponding period of the previous term.

Overview

During the first quarter, ended June 30, 2005, consolidated revenues climbed 15.7%, buoyed by fleet expansion, which boosted shipping segment revenues, and higher revenues from the logistics segment. A sharp rise in bunker oil prices and higher railway transport charges in North America related to our liner trade business pushed up cost of sales, however, holding the expansion of operating income to 12.0%. Consequently, the ratio of operating income to revenues was 8.5%, down 0.3 percentage point from 8.8% recorded in the first quarter of the previous term. Income before extraordinary items grew 13.5%, owing to a reduction in interest expenses. Net income increased 27.3%, due to a decrease in the loss on sale of fixed assets.

The impact on income before extraordinary items of fluctuations in foreign exchange rates and bunker oil prices was as follows.

	April 1 to June 30, 2005	April 1 to June 30, 2004	Change	Impact
Average exchange Rate	¥107.28 / US$1.00	¥108.71 / US$1.00	Yen up ¥1.43	– ¥0.6 billion
Average bunker oil Price	US$244.53 / metric ton	US$178.41 / metric ton	Price up US$66.12	– ¥5.0 billion

Notes:

1. A ¥1 change against the dollar has an impact of around ¥1.7 billion on annual income before extraordinary items.
2. A US$1 change per metric ton in the price of bunker oil alters annual income before extraordinary items by approximately ¥300 million.


Exchange Rate Changes
140
135
130
125
120
115
110
105
100
95
90
01/06
01/12
02/06
02/12
03/06
03/12
04/06
04/12
05/06
June 2001 – August 2005


Changes in Bunker Oil Prices
260
240
220
200
180
160
140
120
100
01/06
01/12
02/06
02/12
03/06
03/12
04/06
04/12
05/06
June 2001 – June 2005

Segment Information

<Liner Trade>

Freight volumes were generally firm, but bunker oil prices rose sharply and inland container transport costs increased. Consequently, segment revenues increased during the period, whereas income declined. Particularly on North American routes, railway transport charges increased. Also on these routes, the majority of which link to Southern China, freight volumes were temporally sluggish, affecting breakeven. On Central and South American routes, freight rates and freight volumes were both favorable.

<Other shipping>

The other shipping segment comprises the tramper and specialized carrier business, and the tanker business. The first transports bulk products, such as iron ore and coal, as well as cars and other products, while the second handles such energy products as petroleum and liquefied natural gas (LNG), as well as petroleum and chemical products.

Trampers and Specialized Carriers

Freight demand was generally firm in car carriers business, particularly on routes from Japan to the Near and Middle East. Amid ongoing capacity shortfalls, we worked to ensure shipping stability by increasing charters and reworking shipping routes and schedules. Although the market for bulk shipping was generally soft, we sought to stabilize income through Capesize carrier operations. By reworking shipping routes and schedules, we improved deployment efficiency for Panamax and Handy-size carriers, raising income substantially. Wood chip carriers, open-hatch bulkers and reefer carriers generated steady income. As a result, the trampers and specialized carriers business posted higher revenue and income, compared with the same period of the preceding fiscal year.

Tanker Business

In the tanker business, we benefited from stable, long-term contracts for our crude oil, liquefied petroleum gas (LPG) and LNG carriers, but as a result of soft markets this business posted lower results, compared with the first quarter of the preceding term.



Tramper Freight Rates
Changes in B.D.I. (B.F.I.)
B.D.I.
6500
5500
4500
3500
2500
1500
500
2000
2001
2002
2003
2004
2005
January 2000 -- July 2005



Tanker Freight Rates
Maximum Rates for VLCCs
from Middle East to Japan
370
320
270
220
170
120
70
20
2000
2001
2002
2003
2004
2005
January 2000 -- July 2005

<Logistics>

NYK's aggressive implementation of Logistics Strategy Plan-II (LSP-II) in the preceding term resulted in significant year-on-year improvements in revenue and income levels. Demand for inland transport in the United States was favorable, and each of our European logistics companies posted steady profit recoveries. We worked to secure new contracts in Asia, particularly those involving distribution projects related to automobile manufacturing. Our air cargo operations enjoyed higher revenues, but rising fuel costs caused income to decline.

<Terminal and Harbor Transport>

Container handling volumes declined slightly overall, but vigorous expansion of freight volumes handled at our holding terminals in Japan, Asia and North America bolstered revenues and income, compared with the preceding term. Our efforts to overcome the operational complications that occurred on the west coast of the United States in July 2005 were successful, and we have resumed normal operations there.

<Cruise>

In the United States, cruise demand was firm in the lead up to the summer peak season. Demand in the Japanese market was strong, and the *Asuka*'s final round-the-world cruise attracted a favorable number of passengers.

<Others>

Income from the real estate business dipped slightly but remained firm overall. In other services, petroleum product wholesaling operations generated significantly higher revenues, and revenues and income levels from our manufacturing and processing operations improved. Business volume in the Yokohama, Kawasaki and Setouchi regions caused revenue and income from tugboat operations to decline. In July 2005, we decided to convert Nippon Cargo Airlines Co., Ltd., to a consolidated subsidiary.

Financial Position

As of June 30, 2005, total assets were ¥1,549.5 billion, up ¥73.2 billion from one year earlier. Primary reasons for this growth were a ¥14.7 billion expansion in other current assets including short-term loans receivable, and ¥45.5 billion growth in total suspense accounts for vessels and construction in progress in line with our investment in fleet expansion. Total liabilities grew ¥69.4 billion, to ¥1,088.9 billion. Although the currently redeemable portion of corporate bonds decreased, short-term bank loans and an issue of commercial paper caused interest-bearing debt to rise ¥73.8 billion. Total shareholders' equity was ¥431.1 billion, up ¥3.3 billion, and the debt-equity ratio was 1.6 times.

Amendments to Forecasts of Results

As a result of the first-quarter results and factors outlined above, as well as changes in the shipping market, we revise our consolidated outlook for the fiscal year as follows.

(Billions of yen)

Forecast of Results for Fiscal Year Ending March 2006		Revenues		Operating Income		Income before Extraordinary Items		Net Income	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated
First half	Initial	830	430	80	46	78	46	47	27
	Revised	865	445	80	46	78	46	47	27
	Change	35	15	0	0	0	0	0	0
	Percentage change	4%	3%	0%	0%	0%	0%	0%	0%
Full year	Initial	1,680	870	155	92	150	90	90	53
	Revised	1,770	880	155	92	150	90	90	53
	Change	90	10	0	0	0	0	0	0
	Percentage change	5%	1%	0%	0%	0%	0%	0%	0%

Peformance forecast assumptions: Exchange rate ¥110.2/US$ (July–September, 2005) and ¥110/US$(October, 2005–March, 2006)
Bunker oil price of US$270/ metric ton (July, 2005-March, 2006)

[Operating Risks]

The business performance forecasts contained in these materials are subject to a variety of risks and uncertainties, which may cause actual results to differ materially from those projected. These risk factors and uncertainties include the possibility of shifts in market and economic conditions that affect the NYK Group's operations, significant changes in the shipping market, sharp fluctuations in foreign exchange rates, interest rates and fuel prices, a major accident involving NYK Group ships, and social turmoil caused by war, terrorism or infectious diseases. The items described above are some of the potential risks that the NYK Group faces, and are not intended to encompass all potential risks.

Consolidated Balance Sheets for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2005 (As of June 30, 2005)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Three months ended June 30, 2004 (As of June 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	68,174		66,739		1,434	73,283	
Notes and accounts receivable—trade	182,601		189,656		(7,054)	169,553	
Marketable securities	2,132		1,639		492	2,544	
Inventories	27,128		22,711		4,417	22,604	
Deferred and prepaid expenses	48,322		42,897		5,425	40,613	
Deferred tax assets	2,747		3,950		(1,202)	8,088	
Other current assets	88,329		73,561		14,768	82,849	
Allowance for doubtful accounts	(1,540)		(1,655)		114	(1,754)	
Total current assets	417,896	27.0	399,500	27.1	18,396	397,783	27.7
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	463,690		453,364		10,325	459,305	
Buildings and structures	70,809		69,265		1,543	67,362	
Machinery and transportation equipment	19,670		20,438		(767)	17,595	
Equipment and fixtures	7,369		8,353		(984)	6,868	
Land	60,203		59,345		857	66,489	
Construction in progress	117,340		82,073		35,266	47,754	
Others	8,289		8,315		(25)	8,130	
Total vessels, property and equipment, net of accumulated depreciation	747,373	48.2	701,157	47.5	46,216	673,506	46.9
(Intangible assets)							
Leasehold	2,033		1,994		39	2,002	
Software	18,631		18,073		558	13,767	
Consolidation adjustments account	8,170		8,261		(91)	7,212	
Others	5,783		5,344		438	7,225	
Total intangible assets	34,619	2.2	33,674	2.3	945	30,207	2.1
(Investments and other assets)							
Investment securities	275,988		280,660		(4,672)	273,098	
Long-term loans receivable	7,311		8,183		(872)	8,396	
Deferred tax assets	8,351		475		7,876	3,179	
Others	59,623		54,988		4,635	52,315	
Allowance for doubtful accounts	(1,759)		(2,534)		775	(2,122)	
Total investments and other assets	349,515	22.6	341,773	23.1	7,742	334,867	23.3
Total fixed assets	1,131,508	73.0	1,076,604	72.9	54,903	1,038,582	72.3
Deferred charges	106	0.0	121	0.0	(15)	269	0.0
Total assets	1,549,511	100.0	1,476,226	100.0	73,284	1,436,634	100.0

(Millions of yen)

Account title	Three months ended June 30, 2005 (As of June 30, 2005)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Three months ended June 30, 2004 (As of June 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Notes and accounts payable—trade	147,633		152,418		(4,784)	136,251	
Short-term redemption money for bonds	1,000		25,008		(24,008)	33,200	
Short-term bank loans	216,775		140,850		75,925	144,828	
Commercial paper	19,000		—		19,000	26,000	
Income taxes payable	15,373		37,184		(21,810)	15,433	
Deferred tax liabilities	1,129		1,795		(666)	2,011	
Advance received	51,201		49,170		2,030	41,943	
Employees' bonuses accrued	8,302		8,047		255	6,983	
Reserve for EXPO 2005, AICHI, JAPAN	35		31		3	—	
Other current liabilities	72,981		63,358		9,622	54,939	
Total current liabilities	533,433	34.4	477,865	32.4	55,567	461,590	32.1
Long-term liabilities							
Bonds	106,800		106,800		—	108,801	
Long-term debt	360,360		357,396		2,964	394,731	
Deferred tax liabilities	28,246		22,326		5,919	22,895	
Reserve for employees' retirement benefits	19,165		19,173		(8)	19,511	
Reserve for directors' retirement benefits	1,796		2,916		(1,120)	1,969	
Reserve for periodic dry docking of vessels	2,482		3,152		(670)	4,093	
Reserve for EXPO 2005, AICHI, JAPAN	—		—		—	19	
Other long-term liabilities	36,709		29,907		6,802	29,452	
Total long-term liabilities	555,561	35.9	541,673	36.7	13,887	581,475	40.5
Total liabilities	1,088,994	70.3	1,019,538	69.1	69,455	1,043,065	72.6
MINORITY INTERESTS	29,374	1.9	28,917	1.9	456	24,323	1.7
SHAREHOLDERS' EQUITY							
Common stock	88,531	5.7	88,531	6.0	—	88,531	6.1
Additional paid-in capital	94,421	6.1	94,421	6.4	0	94,421	6.6
Retained earnings	207,022	13.3	203,774	13.8	3,248	157,618	11.0
Net unrealized holding gains on other securities	52,302	3.4	55,335	3.7	(3,033)	45,267	3.1
Foreign currency translation adjustments	(7,623)	(0.5)	(10,819)	(0.7)	3,195	(13,463)	(0.9)
Treasury stock	(3,511)	(0.2)	(3,472)	(0.2)	(39)	(3,129)	(0.2)
Total shareholders' equity	431,142	27.8	427,770	29.0	3,372	369,244	25.7
Total liabilities, minority interests and shareholders' equity	1,549,511	100.0	1,476,226	100.0	73,284	1,436,634	100.0

(2) Consolidated Statements of Income for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2005 (As of June 30, 2005)		Three months ended June 30, 2004 (As of June 30, 2004)		Increase or decrease	Year ended March 31, 2005 (As of March 31, 2005)	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues	430,638	100.0	372,238	100.0	58,399	1,606,098	100.0
Costs and expenses	349,170	81.1	300,432	80.7	48,738	1,283,769	80.0
Gross profit	81,467	18.9	71,806	19.3	9,661	322,328	20.0
Selling, general and administrative expenses	44,920	10.4	39,168	10.5	5,752	160,953	10.0
Operating income	36,546	8.5	32,637	8.8	3,908	161,375	10.0
Other income							
Interest and dividend income	2,574		2,282		291	5,167	
Equity in earnings of unconsolidated subsidiaries and affiliates	—		604		(604)	2,598	
Others	1,912		1,565		347	4,776	
Total other income	4,487	1.1	4,453	1.2	34	12,542	0.8
Other expenses							
Interest expenses	4,126		4,487		(360)	16,631	
Equity in losses of unconsolidated subsidiaries and affiliates	10		—		10	—	
Others	505		540		(35)	2,482	
Total other expenses	4,642	1.1	5,028	1.4	(385)	19,114	1.2
Income before extraordinary items	36,390	8.5	32,062	8.6	4,328	154,803	9.6
Extraordinary gains							
Gain on sale of vessels, property and equipment	272		868		(596)	5,231	
Other extraordinary gains	413		552		(139)	4,623	
Total extraordinary gains	685	0.1	1,421	0.4	(735)	9,854	0.6
Extraordinary losses							
Loss on sale of vessels, property and equipment	47		1,912		(1,864)	7,234	
Impairment loss on fixed assets	—		—		—	20,606	
Other extraordinary losses	594		956		(361)	9,603	
Total extraordinary losses	642	0.1	2,868	0.8	(2,226)	37,444	2.3
Income before income taxes and minority interests	36,434	8.5	30,614	8.2	5,819	127,213	7.9
Income taxes — and so on	13,795	3.2	12,416	3.3	1,378	51,945	3.2
Minority interests	846	0.2	1,073	0.3	(227)	3,940	0.3
Net income	21,792	5.1	17,124	4.6	4,668	71,326	4.4

(3) Consolidated Surplus Statements for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2005 (As of June 30, 2005)	Year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)	Increase or decrease	Three months ended June 30, 2005 (As of June 30, 2005)
(Additional paid-in capital)				
Balance at beginning of the period	94,421	94,421	—	94,421
Increase in additional paid-in capital				
Gain from retirement of treasury stock	0	—	0	—
Total	0	—	0	—
Balance at end of the period	94,427	94,421	0	94,421
(Retained earnings)				
Balance at beginning of the period	203,774	146,755	57,018	146,755
Increase in retained earnings				
Net income	21,792	71,326	(49,533)	17,124
Effect from changes of consolidated subsidiaries	75	626	(551)	160
Increase due to merger of consolidated subsidiaries	67	4	63	—
Effect from changes of affiliates accounted for under the equity method	—	268	(268)	—
Effect from changes of applied accounting principles to each countries 's ones from present ones of overseas consolidated subsidaries	—	474	(474)	—
Total	21,935	72,700	(50,764)	17,284
Decrease in retained earnings				
Cash dividends	12,819	15,268	(2,448)	6,108
Directors' bonuses	366	294	71	281
Effect from changes of consolidated subsidiaries	10	35	(24)	32
Decrease on retained earnings of consolidated subsidiaries and affiliates accounted for under the equity method due to change in accounting period	3,465	—	3,465	—
Effect from changes of applied accounting principles to each countries 's ones from present ones of overseas consolidated subsidaries	2,024	83	1,941	—
Total	18,687	15,682	3,005	6,421
Balance at end of the period	207,022	203,774	3,248	157,618

Notes:

From this period, 103 overseas consolidated subsidiaries changed the date of closing accounts from December 31 to March 31. In addition, 1 consolidated subsidiaries and 3 affiliates accounted for under equity method of which the date of closing accounts are December 31, tentative account of these companies were closed on March 31. Accordingly, for these companies, the actual or the tentative accounts for the first three months ended June 30 were closed, from this period.

Segment Information by Business

Three months ended June 30, 2005 (From April 1, 2005, to June 30, 2005)

(Millions of yen)

	Liner	Other Shipping	Logistics	Cruise	Terminal and Harbor Transport	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	121,525	158,417	94,326	9,820	20,287	2,304	23,957	430,638	—	430,638
(2) Inter-segment revenues	832	1,196	421	—	6,582	676	13,214	22,924	(22,924)	—
Total revenues	122,358	159,614	94,747	9,820	26,869	2,980	37,171	453,562	(22,924)	430,638
Operating costs and expenses	115,843	132,878	92,714	9,929	25,557	2,247	37,839	417,010	(22,918)	394,091
Operating income (loss)	6,514	26,735	2,033	(108)	1,312	733	(668)	36,552	(5)	36,546
Income (loss) before extraordinary items	6,426	26,729	2,044	(273)	433	629	407	36,396	(5)	36,390

Three months ended June 30, 2004 (From April 1, 2004, to June 30, 2004)

(Millions of yen)

	Liner	Other Shipping	Logistics	Cruise	Terminal and Harbor Transport	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	105,183	135,949	78,878	7,513	18,929	2,447	23,336	372,238	—	372,238
(2) Inter-segment revenues	806	1,230	185	—	5,169	486	10,281	18,159	(18,159)	—
Total revenues	105,990	137,180	79,063	7,513	24,099	2,933	33,618	390,398	(18,159)	372,238
Operating costs and expenses	96,871	113,603	77,901	9,412	23,646	2,136	34,195	357,769	(18,168)	339,601
Operating income (loss)	9,118	23,576	1,161	(1,899)	452	797	(577)	32,629	8	32,637
Income (loss) before extraordinary items	9,100	23,289	1,167	(2,170)	(416)	694	422	32,087	(25)	32,062

Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)

(Millions of yen)

	Liner	Other Shipping	Logistics	Cruise	Terminal and Harbor Transport	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	453,646	567,112	356,307	33,402	82,043	10,040	103,546	1,606,098	—	1,606,098
(2) Inter-segment revenues	3,397	4,677	890	29	26,966	2,915	43,124	82,001	(82,001)	—
Total revenues	457,044	571,790	357,197	33,432	109,009	12,955	146,670	1,688,100	(82,001)	1,606,098
Operating costs and expenses	410,983	467,975	348,830	37,059	104,863	10,113	146,910	1,526,735	(82,012)	1,444,723
Operating income (loss)	46,060	103,815	8,366	(3,627)	4,146	2,842	(239)	161,364	10	161,375
Income (loss) before extraordinary items	45,008	101,104	8,135	(4,783)	398	3,305	1,625	154,793	10	154,803

Notes:

1. Change in business segmentation method

   When it comes to segments, NYK Group usually form segments by considering both the unity of the management systems involved and the similarities of the kinds of functions and their characteristics. Therefore, in order to more exactly indicate our group companies' business activities, since this fiscal year, we have divided our traditional shipping segment into two independent segments – Liner and Other Shipping – and, at the same time, incorporated the formerly independent segment, Shipping-Related Services, into Others.

   The current numerical values shown for the fiscal ended March 31, 2005, and the three months results ended June 30, 2005 were figured within the present classification of segments.

2. Business Segmentation method.

   The NYK Group businesses are segmented based on the similarity in type and character of different services with reference to the Japan Standard Industry Classification, for which the sense of unity with respective management organizations is additionally taken into account.

3. Designations of major businesses and services which are included in each of the business segments

Liner	Oceangoing cargo shipping; Vessel chartering; Forwarding agency (Agencies on an exclusive basis for the NYK Group companies)
Other Shipping	Oceangoing and inshore cargo shipping; Vessel chartering; Forwarding agency (Overseas agencies on an exclusive basis for the NYK Group companies)
Logistics	Warehousing; Cargo forwarding
Cruise	Ownership and navigation of cruises
Terminal and Harbor Transport	Container terminal operation; Harbor transport
Real Estate	Rental/lease, management and sale of real estate
Others	Forwarding agency (Domestic agencies on a non-exclusive basis for the NYK Group companies); Tugboat operation; Wholesaling of shipping machinery and equipment; Other various services incidental to transportation; Information processing service; Wholesaling of petroleum products; Travel services; Air freight services and so on

4. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.

Suppliments

※ Rounded down to the nearest 0.1 billion yen.

1. Transition of quarterly results (Consolidated)

Fiscal year ending March 31, 2006

	April 1, 2005, to June 30, 2005	July 1, 2005, to September 30, 2005	October 1, 2005, to December 31, 2005	January 1, 2006, to March 31, 2006
Revenues	billions of yen 430.6	billions of yen	billions of yen	billions of yen
Operating income	36.5			
Income before extraordinary items	36.3			
Net income	21.7			
Net income per share (Basic)	yen 17.85	yen	yen	yen
Net income per share (Diluted)	-			
Total assets	billions of yen 1,549.5	billions of yen	billions of yen	billions of yen
Shareholders's equity	431.1			
Shareholder's equity per share	yen 353.16	yen	yen	yen

Fiscal year ended March 31, 2005

	April 1, 2004, to June 30, 2004	July 1, 2004, to September 30, 2004	October 1, 2004, to December 31, 2004	January 1, 2005, to March 31, 2005
Revenues	billions of yen 372.2	billions of yen 395.9	billions of yen 420.5	billions of yen 417.3
Operating income	32.6	40.0	49.7	38.9
Income before extraordinary items	32.0	38.2	46.4	38.0
Net income	17.1	12.6	22.9	18.6
Net income per share (Basic)	yen 14.02	yen 10.36	yen 18.77	yen 14.97
Net income per share (Diluted)	-	-	-	-
Total assets	billions of yen 1,436.6	billions of yen 1,439.4	billions of yen 1,463.0	billions of yen 1,476.2
Shareholders's equity	369.2	381.7	400.4	427.7
Shareholder's equity per share	yen 302.29	yen 312.56	yen 327.99	yen 350.10

Notes: 1 Above results of each three months period (Revenues・Operating income・Income before extra-ordinary items・Net income) are calculated by subtracting relevant results of three months from April to June, six months from April to September (Interim period), nine months from April to December, and twelve months (full fiscal year).

2. "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

2. Exchange rate (Consolidated)

	April 1, 2005 to June 30, 2005	April 1, 2004 to June 30, 2004	Change	April 1, 2004 to March 31, 2005
Average	¥ 107.28 to the dollar	¥ 108.71 to the dollar	Yen up 1.43	¥ 107.46 to the dollar
End of period	¥ 110.62 to the dollar	¥ 108.43 to the dollar	Yen down 2.19	¥ 107.39 to the dollar

		As of March 31, 2005	As of March 31, 2004	As of December 31, 2004
End of period	(US dollar)	¥ 107.39 to the dollar	¥ 105.69 to the dollar	¥ 104.21 to the dollar
	(Euro)	¥ 138.87 to the euro	¥ 128.88 to the euro	¥ 141.61 to the euro

3. Bunker price (Consolidated)

	April 1, 2005 to June 30, 2005	April 1, 2004 to June 30, 2004	Change
Consumed bunker price	$244.53 per ton	$178.41 per ton	Increase $66.12 per ton

4. Interest bearing debt (Consolidated)

(billions of yen)

	As of June 30, 2005	As of March 31, 2005	Change	As of June 30, 2004
Debt	577.1	498.2	78.8	539.5
Bonds	107.8	131.8	-24.0	142.0
Commercial Paper	19.0	-	19.0	26.0
Total	703.9	630.0	73.8	707.5

Non-consolidated Balance Sheets for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2005 (As of June 30, 2005)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Three months ended June 30, 2004 (As of June 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	8,108		11,221		(3,113)	12,569	
Accounts receivable—trade	60,705		58,215		2,489	56,238	
Short-term loans receivable	90,833		95,115		(4,282)	64,620	
Advance money	1,184		1,043		141	2,158	
Supplies	14,681		11,382		3,299	9,957	
Deferred and prepaid expenses	39,269		34,357		4,911	35,334	
Receivables from agencies	8,706		6,589		2,116	7,615	
Deferred tax assets	4,496		4,496		-	5,503	
Other current assets	15,750		12,655		3,094	15,712	
Allowance for doubtful accounts	(15,428)		(14,976)		(451)	(16,886)	
Total current assets	228,307	24.1	220,102	23.4	8,204	192,823	21.7
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	105,692		109,456		(3,763)	117,491	
Buildings	22,907		23,334		(427)	25,431	
Equipment and fixtures	1,401		1,405		(3)	1,590	
Land	32,511		32,511		-	39,647	
Construction in progress	4,124		3,817		307	3,965	
Others	1,903		1,926		(23)	2,043	
Total vessels, property and equipment, net of accumulated depreciation	168,540	17.8	172,450	18.4	(3,909)	190,170	21.4
(Intangible assets)							
Leasehold	513		513		-	513	
Software	15,693		15,523		170	11,528	
Others	642		627		14	719	
Total intangible assets	16,850	1.8	16,664	1.8	185	12,761	1.5
(Investments and other assets)							
Investment securities	212,708		218,991		(6,282)	208,889	
Investment in stocks of associated companies	166,089		165,259		830	159,388	
Investment in capital of associated companies	3,690		3,690		-	1,320	
Long-term loans receivable	134,004		126,048		7,956	107,952	
Others	25,973		26,691		(717)	24,818	
Allowance for doubtful accounts	(9,511)		(10,933)		1,421	(10,089)	
Total investments and other assets	532,954	56.3	529,746	56.4	3,207	492,279	55.4
Total fixed assets	718,345	75.9	718,862	76.6	(516)	695,211	78.3
Deferred charges							
Bond issue cost	105		120		(15)	266	
Total deferred charges	105	0.0	120	0.0	(15)	266	0.0
Total assets	976,758	100.0	939,085	100.0	7,672	888,301	100.0

(Millions of yen)

Account title	Three months ended June 30, 2005 (As of June 30, 2005)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Three months ended June 30, 2004 (As of June 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Accounts payable—trade	58,334		57,333		1000	53,307	
Short-term redemption money for bonds	1,000		24,000		(23,000)	33,000	
Short-term bank loans	76,367		41,798		34,569	29,719	
Commercial paper	19,000		-		19,000	26,000	
Accounts payable—other	3,385		2,118		1,266	2,250	
Income taxes payable	6,999		20,183		(13,184)	8,522	
Advance received	25,227		24,548		678	22,994	
Deposits received	38,823		41,727		(2,904)	29,329	
Payables to agencies	2,784		2,145		638	1,593	
Employees' bonuses accrued	2,428		2,730		(301)	2,057	
Reserve for EXPO 2005, AICHI, JAPAN	35		31		3	-	
Other current liabilities	9,625		10,976		(1,350)	5,762	
Total current liabilities	244,010	25.8	227,594	24.3	16,415	214,537	24.2
Long-term liabilities							
Bonds	106,800		106,800		-	107,800	
Long-term debt	197,958		199,888		(1,929)	208,291	
Deferred tax liabilities	15,024		17,241		(2,216)	12,275	
Reserve for employees' retirement benefits	1,127		1,612		(484)	1,402	
Reserve for directors' retirement benefits	-		960		(960)	631	
Reserve for periodic dry docking of vessels	1,871		2,534		(663)	3,469	
Reserve for EXPO 2005, AICHI, JAPAN	-		-		-	19	
Other long-term liabilities	18,254		16,876		1,378	17,228	
Total long-term liabilities	341,036	36.0	345,912	36.8	(4,875)	351,118	39.5
Total liabilities	585,047	61.8	573,507	61.1	11,539	565,656	63.7
SHAREHOLDERS' EQUITY							
Common stock	88,531	9.4	88,531	9.4	-	88,531	10.0
Additional paid-in capital							
Capital reserve	93,198	9.8	93,198	9.9	-	93,198	10.5
Retained earnings	134,430	14.2	134,565	14.4	(134)	101,616	11.4
Legal reserve	13,146		13,146		-	13,146	
Voluntary reserves							
Reserve for dividends	50		50		-	50	
Reserve for special depreciation	3,420		4,685		(1,264)	4,685	
Investment loss reserve	2		3		(0)	3	
Reserve for advanced depreciation of fixed assets	3,102		3,062		39	3,062	
General reserve	73,324		48,324		25,000	48,324	
Unappropriated retained earnings	41,384		65,292		(23,908)	32,343	
Net unrealized holding gains on other securities	49,047	5.2	52,740	5.6	(3,693)	42,414	4.8
Treasury stock	(3,496)	-0.4	(3,457)	-0.4	(39)	(3,114)	-0.4
Total shareholders' equity	361,710	38.2	365,578	38.9	(3,867)	322,645	36.3
Total liabilities and shareholders' equity	946,758	100.0	939,085	100.0	7,672	888,301	100.0

Non-consolidated Statements of Income for the Three Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Three months ended June 30, 2005 [From April 1, 2005, to June 30, 2005]		Three months ended June 30, 2004 [From April 1, 2004, to June 30, 2004]		Increase or decrease	Year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues							
Revenue from shipping business	214,658		197,537		17,120	832,526	
Revenue from other businesses	2,100		2,247		(147)	8,611	
Total revenues	216,758	100.0	199,785	100.0	16,973	841,137	100.0
Operating costs and expenses							
Costs and expenses for shipping business	185,315		167,917		17,397	691,675	
Costs and expenses for other businesses	1,646		1,763		(116)	6,433	
General and administrative expenses	12,144		10,462		1,682	41,112	
Total operating costs and expenses	199,106	91.9	180,143	90.2	18,963	739,221	87.9
Operating income	17,651	8.1	19,641	9.8	(1,990)	101,916	12.1
Other income							
Interest and dividend income	3,706		3,154		552	12,352	
Others	1,208		272		936	2,475	
Total other income	4,915	2.3	3,426	1.7	1,488	14,828	1.8
Other expenses							
Interest expenses	2,046		2,248		(201)	8,274	
Others	330		255		75	1,829	
Total other expenses	2,377	1.1	2,503	1.2	(126)	10,103	1.2
Income before extraordinary items	20,189	9.3	20,564	10.3	(375)	106,641	12.7
Extraordinary gains							
Gain on sale of vessels, property and equipment	7		242		(235)	1,216	
Other extraordinary gains	2,297		383		1,914	4,467	
Total extraordinary gains	2,304	1.1	625	0.3	1,678	5,683	0.7
Extraordinary losses							
Loss on sale of vessels, property and equipment	4		30		(25)	723	
Other extraordinary losses	2,299		2,690		(391)	27,721	
Total extraordinary losses	2,303	1.1	2,720	1.4	(417)	28,445	3.4
Income before income taxes	20,190	9.3	18,469	9.2	1,720	83,879	10.0
Income taxes and so on	7,404	3.4	7,462	3.7	(57)	30,763	3.7
Net income	12,785	5.9	11,007	5.5	1,778	53,116	6.3
Surplus brought forward	28,599	13.2	21,336	10.7	7,262	21,336	2.5
Interim dividend	-	-	-	-	-	9,160	1.1
Unappropriated retained earnings	41,384	19.1	32,343	16.2	9,041	65,292	7.7

Sections of our semi-annual business report for the half year ended September 30, 2005 are substantially identical to sections of our annual report for the year ended March 31, 2005 (attached as exhibit J), sections of our brief statement of financial results for the half year ended September 30, 2005 (attached as exhibit P) and certain of our press releases (attached as exhibit Q). This exhibit O contains all those sections for which there is no otherwise published substantially identical section.

The following table indicates the location of these sections or substantially identical sections.

Section of our semi-annual business report for the half year ended September 30, 2005	Location of section or substantially identical section
Balance Sheet, Statement of Income, Operating report, Corporate Group	Brief statement of interim financial results for the half year ended September 30, 2005 (attached as exhibit P)
Message from the President	Annual Report for the year ended March 31, 2005 (attached in pages 2-5 of exhibit J)
News	Press release dated July 12, 2005 (attached in exhibit Q)
	Press release dated March 31, 2005 (attached in exhibit Q)
Company Information, Status of Shares, and Company officers	Semi-annual 2005 Supplements (included in exhibit O)

Current State of the Consolidated Group and the Company (as of Sep. 30, 2005)

Principal Business of the Consolidated Group

Shipping, logistics, cruise, terminal and harbour transport, shipping related services and real estate business

Principal Business Offices of the Consolidated Group

The Company

Head Office: .... (Yusen Bldg.) 3-2, Marunouchi 2 Chome, Chiyoda-ku, Tokyo

Shares

Total number of shares authorized to be issued	2,983,550,000
Number of shares issued	1,230,188,073
Number of shareholders	121,493

Major shareholders (Top 10)

Name	Number of shares held (thousand shares)
Japan Trustee Services Bank, Ltd. (trust account)	108,870
The Master Trust Bank of Japan, Ltd. (trust account)	96,921
Tokio Marine & Nichido Fire Insurance Co., Ltd.	57,275
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. account, (retirement allowance trust account)	54,717
Meiji Yasuda Life Insurance Co.	38,899
The Bank of Tokyo-Mitsubishi, Ltd.	36,978
Mizuho Corporate Bank, Ltd.	29,417
State Street Bank and Trust Co.	20,436
Trust & Custody Services Bank, Ltd. (trust B account)	14,616
Nomura Securities Co., Ltd.	14,313

Treasury Stock Acquired, Disposed or Lapsed and Held

Shares acquired		
Less-than-One-Voting-Unit Share Purchased	Common Stock	215,440
Shares disposed of or lapsed	None	
Shares held as of the end of the fiscal term	Common Stock	9,471,264

Employees of the consolidated group and the Company

		Number of employees (persons)
Employees		1,712
	Employees on sea duty	440
Total		1,712

Directors and Corporate Auditors as of September 30, 2005

Chairman	Takao Kusakari*		
President	Koji Miyahara*		
Executive Vice Presidents	Tadamasa Ishida*	Yukio Ozawa*	
Senior Managing Directors	Takao Manji*	Michio Tamiya*	Yasushi Yamawaki*
Managing Directors	Takahiro Ota*	Hiromitsu Kuramoto	
	Minoru Sato	Yasumi Kudo	
	Koichi Inoue	Hiroshi Sugiura	
	Hiroyuki Shimizu	Motoo Igawa	
	Masamichi Morooka		
Director	Susumu Kikuchi		
Directors**	Yutaka Yasunaga	Naoki Takahata	
	Makoto Igarashi	Yoshiharu Murata	
	Masato Katayama	Masahiro Kato	
	Hidenori Hono	Yuji Semba	
	Mitsutoshi Nawa	Saburo Yamagata	
	Takamaru Ishida	Toshinori Yamashita	
	Hiroshi Hattori	Naoya Tazawa	
	Yasuyuki Usui	Tadaaki Naitoh	
	Shinji Kobayashi	Tetsufumi Otsuki	
	Takeshi Matsunaga	Takatake Naraoka	
	Lanny Vaughn		

*Representative Directors

**These Directors are not regulated by the Commercial Code of Japan

Corporate Auditors (Full-time)

Kazuhira Kamiya   Shigeru Shimizu

Outside Corporate Auditors (Part-time)

Keisuke Kitajima   Tsuyoshi Miyazaki

Year ended March 31, 2006 November 15, 2005

FISCAL 2005 INTERIM FINANCIAL HIGHLIGHTS (CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Group +81-3-3284-5986
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058
Date of the Board of Directors meeting on settlement of accounts: November 15, 2005
Adoption of US GAAP: No

1. Financial Results for the half year ended September 30, 2005 (From April 1, 2004, to September 30, 2005)

(1) Consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Half year ended September 30, 2005	899,516	17.1	80,529	10.8	79,237	12.7
Half year ended September 30, 2004	768,179	13.0	72,678	63.5	70,311	88.2
Fiscal year ended March 31, 2005	1,606,098		161,375		154,803	

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Half year ended September 30, 2005	48,399	62.6	39.65	—
Half year ended September 30, 2004	29,772	39.9	24.38	—
Fiscal year ended March 31, 2005	71,326		58.12	

Notes:

1) Equity in earnings of unconsolidated subsidiaries and affiliates
Half year ended September 30, 2005: ¥-856 million, Half year ended September 30, 2004: ¥1,214 million, Fiscal year ended March 31, 2005: ¥2,598 miillion

2) Average number of shares outstanding during the period (consolidated):
Half year ended September 30, 2005: 1,220,787,928 shares, Half year ended September 30, 2004: 1,221,445,871 shares, Fiscal year ended March 31, 2005: 1,221,255,804 shares

3) Change in accounting method: Yes

4) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the same interim period of the preceding year.

5) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of the interim period of the fiscal year.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Half year ended September 30, 2005	1,719,283	489,751	28.5	401.21
Half year ended September 30, 2004	1,439,454	381,726	26.5	312.56
Fiscal year ended March 31, 2005	1,476,226	427,770	29.0	350.10

Note: Number of issued and outstanding shares at end of the fiscal year (consolidated):
Half year ended September 30, 2005: 1,220,677,752 shares,
Half year ended September 30, 2004: 1,221,300,692 shares,
Fiscal year ended March 31, 2005: 1,220,868,622 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Half year ended September 30, 2005	57,443	(92,098)	41,450	73,895
Half year ended September 30, 2004	68,635	(69,662)	6,796	70,800
Fiscal year ended March 31, 2005	175,507	(135,066)	(41,374)	65,027

(4) Scope of consolidation and application of the equity method:
Consolidated subsidiaries: 544, Affiliates accounted for by the equity method: 30

(5) Changes in the scope of consolidation and the application of the equity method:
Consolidation (Newly added): 56, Consolidation (Excluded): 7
Equity method (Newly added): 2, Equity method (Excluded): 2

2. Consolidated Forecast of Financial Results for Fiscal 2005 Ending March 2006 (From April 1, 2005, to March 31, 2006)

	Revenues	Operating income	Income before extraordinary items	Net income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Full year	1,840,000	155,000	150,000	92,000

(Reference)
Projected net income per share (full-year): ¥75.37
Performance forecast assumptions:
Exchange rate; ¥110/US$ (October 2005 - March 2006)
Bunker oil price; US$285/MT (October 2005 - March 2006)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.
Refer to Pages 12–17 of the Attachments for the assumptions and related information on forecasts.

1. Corporate Group

The NYK Line Group, which consists of Nippon Yusen Kabushiki Kaisha ("the Company"), 544 consolidated subsidiaries and 30 affiliates accounted for by the equity method, engages in various business operations globally. The groupwide businesses are classified into seven segments: the mainstay Liner trade and Other shipping, Logistics, Terminal and Harbor Transport, Cruise, Real Estate and Others.
The principal lines of business of the Group companies and their relationships with each other are as follows:

Business Segment	Lines of Business	Major Associated Companies Engaged in the Business
Liner Trade	The Company and its associated companies engage in international marine cargo transportation businesses with liners in order to receive freight, vessel chartering fees, navigation fees and other revenues.	* TOKYO SENPAKU KAISHIA, LTD. * NYK-HINODE LINE, LTD. * NYK LINE (JAPAN) LTD. * NYK LINE (NORTH AMERICA) INC. * NYK LINE (EUROPE) LTD. * ASTARTE CARRIERS, LTD. and other associated companies
Other Shipping	The Company and its associated companies engage in international marine cargo transportation businesses with trampers, tankers and other vessels in order to receive freight, vessel chartering fees, navigation fees and other revenues.	* NYK GLOBAL BULK CORPORATION * KINKAI YUSEN LOGISTICS CO., LTD. * HACHIUMA STEAMSHIP CO., LTD. * CAMELLIA LINE CO., LTD. * PACIFIC MARITIME CORPORATION * ASAHI SHIPPING CO., LTD. * GENEQ CORPORATION * NYK BULKSHIP (EUROPE) LTD. * NYK REEFERS LTD. * NYK BULKSHIP (USA) INC. * NYK BULKSHIP (ASIA) PTE. LTD. * SAGA SHIPHOLDING (IOM) LTD. # SHINWA KAIUN KAISHA, LTD. # KYOEI TANKER CO., LTD. # TAIHEIYO KAIUN CO., LTD. * ALBIREO MARITIMA S.A. and other associated companies
Logistics	The Company and its associated companies engage globally in warehousing and cargo transportation businesses to supply an integrated logistics network worldwide for marine, land and air transportation.	* YUSEN AIR & SEA SERVICE CO., LTD. * JIT CORPORATION * UNI-X CORPORATION * YUSEN KOUN CO., LTD. * ASAHI UNYU KAISHA, LTD. * NYK LOGISTICS (AMERICAS) INC. * NYK LOGISTICS (UK) MANUFACTURING & RETAIL LTD. * NYK LOGISTICS (UK) CONSUMER & RETAIL LTD. * YUSEN AIR & SEA SERVICE (USA) INC. * NEW WAVE LOGISTICS (USA) INC. * NYK LOGISTICS (HONG KONG) LTD. * NYK LOGISTICS (THAILAND) CO., LTD. * NYK LOGISTICS (DEUTSCHLAND) GMBH * NYK LOGISTICS (BELGIUM) N.V. * NYK LOGISTICS (EUROPE) LTD. * NYK LOGISTICS (CHINA) CO., LTD. * NYK LOGISTICS (AUSTRALIA) PTY. LTD. * NYK LOGISTICS (ITALY) S.P.A.

Terminal and Harbor Transport	The Company and its associated companies engage in domestic and overseas container terminal operations and harbor transportation services.	* UNI-X CORPORATION * GENEQ CORPORATION * NIPPON CONTAINER TERMINALS CO., LTD. * NIPPON CONTAINER YUSO CO., LTD. * ASAHI UNYU KAISHA, LTD. * YUSEN TERMINALS INC. * NYK TERMINALS (NORTH AMERICA) INC.
Cruise	Several associated companies of the Company engage in cruise operations with owned luxury cruise ships in the United States, Japan and Australia.	* NYK CRUISES CO., LTD. * CRYSTAL CRUISES, INC. * CRYSTAL SHIP (BAHAMAS) LTD.
Real Estate	The Company and associated companies engage in office leasing, as well as the management and sale of real estate properties.	* YUSEN REAL ESTATE CORPORATION
Others	Several associated companies of the Company engage in a variety of businesses including domestic and overseas shipping-agency businesses, tugboat operations, wholesaling of shipping machinery and equipment and other various services incidental to transportation, information processing services, wholesaling of petroleum products, travel services, air freight services and so on.	* NYK TRADING CORPORATION * NIPPON CARGO AIRLINES CO., LTD. * NYK SYSTEMS RESEARCH INSTITUTE (NSRI) * SANYO TRADING CO., LTD. * YUSEN TRAVEL CO., LTD. * NIPPON KAIYOSHA, LTD.

Note:

Companies marked with * are consolidated subsidiaries. Companies marked with # are affiliates accounted for by the equity method.

Of all the subsidiaries, only YUSEN AIR & SEA SERVICE CO., LTD., is listed on the First Section of the Tokyo Stock Exchange.

The following diagram schematically shows the relationships of the respective group companies and businesses of the NYK Group.



Customers
Nippon Yusen Kabushiki Kaisha
Logistics:
*YUSEN AIR & SEA SERVICE CO., LTD.
*JIT CORPORATION
*UNI-X CORPORATION
*YUSEN KOUN CO., LTD.
*ASAHI UNYU KAISHA, LTD.
*NYK LOGISTICS (AMERICAS) INC.
*NYK LOGISTICS (UK) MANUFACTURING & RETAIL LTD.
*NYK LOGISTICS (UK) CONSUMER & RETAIL LTD.
*YUSEN AIR & SEA SERVICE (USA) INC.
and other associated companies
Terminal and Harbor Transport:
*UNI-X CORPORATION
*GENEQ CORPORATION
*NIPPON CONTAINER TERMINALS CO., LTD.
*NIPPON CONTAINER YUSO CO., LTD.
*ASAHI UNYU KAISHA, LTD.
*YUSEN TERMINALS INC.
*NYK TERMINALS (NORTH AMERICA) INC.
and other associated companies
Liner Trade and Other Shipping:
Liner trade
Ocean-going cargo shipping
*TOKYO SENPAKU KAISHA, LTD.
*NYK-HINODE LINE, LTD.
Vessel holding
*ASTARTE CARRIERS, LTD.
and other associated companies
Forwarding agency
*NYK LINE (JAPAN) LTD.
*NYK LINE (NORTH AMERICA) INC.
*NYK LINE (EUROPE) LTD.
and other associated companies
And other associated companies
Other shipping:
Ocean-going and inshore cargo shipping
*NYK GLOBAL BULK CORPORATION
*KINKAI YUSEN LOGISTICS CO., LTD.
*HACHIUMA STEAMSHIP CO., LTD.
*NYK BULKSHIP (EUROPE) LTD.
*NYK REEFERS LTD.
*NYK BULKSHIP (USA) INC.
and other associated companies
Vessel holding
*ALBIREO MARITIMA S.A.
and other associated companies
And other associated companies
Others:
Tugboat
*NIPPON KAIYOSHA, LTD.
and other associated companies
Information processing
*NYK SYSTEM RESEARCH INSTITUTE (NSRI)
Travel services
*YUSEN TRAVEL CO., LTD.
Wholesaling of shipping machinery and equipment
*SANYO TRADING CO., LTD.
and other associated companies
Wholesaling of petroleum products
*NYK TRADING CORPORATION
Air freight services
*NIPPON CARGO AIRLINES CO., LTD.
And other associated companies
Cruise:
*NYK CRUISES CO., LTD.
*CRYSTAL CRUISES, INC. and other associated companies
Real Estate:
*YUSEN REAL ESTATE CORP. and other associated companies

← Flow of services rendered *Consolidated subsidiary

2. Management Policy

1. Basic Management Policy

Our company has surmounted numerous difficulties since its founding in 1885 and has continued to achieve sound growth as a leader of the world's shipping community. Keenly conscious of the importance of the wide range of exchanges between people and goods as the cornerstone of world economic and cultural development and, simultaneously, fully aware of our social mission to provide safe, quality services as a comprehensive global logistics enterprise and passenger ship operator, the NYK Group strives, day in and day out, to live up to our customers' expectations by focusing on our originality and creativity. We also maintain a basic management policy of rewarding our stockholders by securing reasonable profits through lawful and fair corporate management and by contributing to the development of the international community.

2. Basic Policy on Profit Distribution

NYK considers the return of profits to its shareholders one of its most significant management issues. Therefore, the Company's basic policy is the consistent distribution of stable dividends. To make decisions on the distribution of dividends, the Company bases its forecast on business results, dividend payout ratio and other relevant issues into consideration in a comprehensive manner. Additionally, the Company pays attention to its business development with an eye on the expansion of the maritime business and other logistics businesses. Moreover, the Company carefully observes the standard of retained earnings to flexibly accommodate fluctuations in market conditions in the maritime industry.

In conformity with this policy, the dividend for the current fiscal year, ending March 31, 2006, our increase in the interim dividend and change in the forecast for the year-end dividend are as follows.

1) The reasons for an increased interim dividend and a changed forecast for the year-end dividend
Taking into account the Company's overall financial condition, interim financial performance and forecast performance for the full fiscal year, for the current fiscal year we intend to pay a year-end dividend of ¥9.00 per share, combined with an interim dividend of ¥9.00 per share, resulting in an annual dividend of ¥18.00 per share.

2) Changes

	Interim dividend per share	Year-end dividend per share	Annual dividend per share
Latest change	¥9.00	¥9.00	¥18.00
Previous forecast	¥8.00	¥8.00	¥16.00
Last fiscal year, ended March 31, 2005	¥7.50	¥10.50 including a ¥2.00 commemorative dividend	¥18.00 including a ¥2.00 commemorative dividend

3. Policy for Reducing the Number of Shares Constituting One Unit

Reducing the number of shares that comprise a single unit is recognized to be an effective measure to encourage individual investor participation in trading and to increase a company's liquidity in the stock market. However, after taking into consideration NYK's stock performance, number of shareholders and share liquidity, we do not consider it appropriate at this time to reduce the number of shares constituting one unit. We will continue to monitor the

situation, taking into account our share price and investors' concerns.

4. Medium- to Long-Term Group Management Strategy and Management Indicators

The NYK Group has created its new medium-term management plan, New Horizon 2007, spanning the three fiscal years from April 2005 through March 2008. Centered on the theme of accelerating our strong growth while stabilizing the Group's base, this plan is designed to set our corporate directions through 2010. By the close of the fiscal year ending in March 2008, New Horizon 2007 calls for the achievement of ¥1.8 trillion in annual revenues, income before extraordinary items of ¥160 billion and net income of ¥95 billion, all on a consolidated basis. Furthermore, the plan sets a target of after-tax return on invested capital of 8% or more, and we have set as a target consolidated revenues of more than ¥2 trillion by the end of the fiscal year ending in March 2011.

New Horizon 2007 comprises three key strategies, the first of which is the expansion of our maritime business. To handle the growth that is forecast for the global marine transport market, we will aggressively expand our fleet, as much as 280 vessels for six years from April 2005 through March 2010, concentrating specifically on the Bulk/Energy Resources Transportation Division. We have earmarked ¥750 billion for this purpose, to be invested over the three fiscal years covered by New Horizon 2007. To assure stable profitability in the event of market downturns, we will increase our number of stable, long-term contracts, continue to implement cost-reduction policies and expand the Group's mainstay marine transport business.

Second, we will evolve towards a logistics integrator. In the past, our customers – particularly those in the automotive, electronics and retail sectors – primarily required port-to-port and door-to-door transport modes. These needs are becoming increasingly complex. To meet more advanced distribution needs, we will accelerate the implementation of the global logistics strategies that were set forth in Forward 120. In particular, as Group we are working to become a logistics integrator by combining the hardware-oriented approach of developing one of the largest fleets in the world with a software-type approach, namely to expand our international transportation network covering the sea, land and air.

Our third strategy focuses on enhancing corporate fundamentals. This strategy underpins the execution of our first and second strategies and is essential to fulfilling the expectations of shareholders and other stakeholders. Ultimately, we will continually strive to increase corporate value throughout the NYK Group, thereby ensuring that we meet our shareholders' expectations.

New Medium-term Management Plan: "New Horizon 2007"


(Billions of yen, years ended/ending March 31)
Income before extraordinary items
Net income
Income before extraordinary items of more than ¥180 billion
200
160
120
80
40
0
Forward 120
New Horizon 2007
154.8
150.0
160.0
160.0
(Target)
90.0
95.0
95.0
March 2003 (Actual)
March 2004 (Actual)
March 2005 (Actual)
March 2006 (Plan)
March 2007 (Plan)
March 2008 (Plan)
March 2011 (Target)

5. Issues to Be Addressed

New Horizon 2007, the new medium-term management plan for the NYK Group, sets forth issues to be addressed and the management strategies to attain these goals.

To achieve the "expansion of maritime business," we procure funds to expand the size of our fleet, seeking out an optimal balance of our capital investment options.

Ensuring our "evolution towards a logistics integrator," we will integrate functionally the infrastructure and networks of our extensive fleet, global distribution bases and independently operated terminals. This approach will enable us to meet increasingly complicated and diverse customer needs and form stronger partnerships.

To accomplish "the enhancement of corporate fundamentals," we will continue to place key importance on fleet safety and environmental preservation. The Monohakobi Technology Institute (MTI) serves as the primary organ for developing NYK's shipboard transport and logistics management technologies, fostering personnel training and development, and ensuring the effective information management. MTI will continue to aggressively develop and employ NYK Group personnel on a global scale.

In April 2005, NYK established the CSR Management Headquarters to help ensuring the implementation of internal control, compliance and risk management measures for NYK and all Group companies. The Headquarters also promote the reliability of our financial information to maintain and enhance our corporate fundamentals.

6. Fundamental Philosophy for and Implementation of Corporate Governance

To ensure that it maintains the trust of its shareholders, customers, contractors, regional communities and other stakeholders, NYK strives to create and maintain a management structure that provides appropriate management transparency and efficiency.

(1) Organization of Internal Systems

NYK employs an auditing system. Our Board of Corporate Auditors incorporates four members, including two outside corporate auditors, and oversees the activities of Company directors. Full-time auditors are located in the Corporate Auditors' Staff Chamber.

Our Board of Directors, which comprises 17 members, makes decisions involving legal matters, sets major management policies and strategies, and oversees the execution of business activities. We also employ a 38-member Committee of Directors, which includes some members of the Board of Directors. This committee focuses on the execution of business matters, based on Board resolutions and decisions. Six members of the Committee of Directors are outside members of the committee who are employed as directors of Group companies. These members help take ownership of and implement Group management strategies. In April 2005, a non-Japanese outside member was appointed to this committee for the first time.

The Executive Committee for Strategic Management, which deliberates matters of major importance from the viewpoint of management strategy, as a rule, comprises members at the level of senior managing director or above and determines direction for the Board of Directors. We have also established the NYK Group Conference of Presidents to strengthen Groupwide management and transparency.

This internal structure is designed to provide clear lines of authority and responsibility for business operations, allow fast and appropriate decision-making, and increase management transparency and efficiency.

<NYK Management Organization>



General Meeting of Shareholders
Assign, remove members
Assign, remove members
Audit
Board of Directors (set management policy, oversee operational execution)
• 17 directors
Board of Corporate Auditors
• 4 members
(including two outside corporate auditors
Financial Auditor
Supervise, assign, remove members
Executive Committee for Strategic Management
(Deliberate matters of major importance)
NYK Group Conference of Presidents
(Deliberates Group management strategies)
Committee of Directors
• 38 members

(2) Internal Control System

NYK's internal control system includes the organizations described below. The Internal Audit Chamber, which serves as the primary audit body for all companies in the NYK Group, was established to provide periodic checks and evaluations of Group businesses in an efficient and effective manner.

i. Compliance with Laws and Articles of Association

The business environment in which NYK operates is characterized by tumultuous change, and we are expanding

our operations rapidly on a global scale. To elucidate our corporate stance clearly to people both inside and outside the Group, in March 2005 we established the NYK Group business statement. We incorporated this statement into the NYK Line Business Credo, which describes codes of conduct that all directors and employees must follow. These guidelines form the basis for the thorough enforcement of compliance.

Our internal structure for ensuring full compliance with the law and social norms consists of a compliance committee, a chief compliance officer (CCO) and a compliance chamber. We have also set up an office for consultation to encourage reporting from within the Group to prevent even minor problems or potential issues from escaping our notice. Furthermore, we conduct "A Month of General Compliance Review" campaign every year to keep all our directors and employees fully conscious of the need for compliance and to encourage them to take specific measures to that end.

ii. Risk Management

Supervisory departments within the Company respond to the various types of operating risks that our business involves, and various controls have been enacted to ensure compliance with internal regulations. To further ensure appropriate risk management, in April 2005 the Company created the Risk Management Chamber to periodically measure the Company's overall risk management activities. With this department at the core, we have created a Companywide internal control system that meets the need for an integrated approach toward ongoing internal control, with controls in place for various types of risk.

iii. Financial Reporting to Ensure Trustworthiness and Comply with Disclosure Requirements

In its financial reporting, NYK applies corporate accounting standards that are generally accepted to be fair and appropriate and seeks to maintain its own trustworthiness. We realize the importance of the timely disclosure of corporate information with documentation that conforms to Securities Exchange Law, the Commercial Code and other legal stipulations. Furthermore, we comply with the regulations set forth by securities exchanges and provide shareholders, investors and other stakeholders with a range of information through our investor relations activities and on our website. To gather disclosure information related to our statements of accounts, we have designated a reporting division that gathers disclosure information from each department without allowing leaks, and have set in place a checking system.

In April 2005, we inaugurated the Disclosure Committee, chaired by President Koji Miyahara. After reviewing the disclosure control system and compliance, this committee will create a system to evaluate the Company's conformance in periodic financial securities reports.

(3) Corporate Audits, Audit Organizations and Financial Audits

NYK has established the Internal Audit Chamber, comprising 12 members, which performs audits in accordance with our Internal Audit Charter. We have also created overseas group administration offices (GAOs) in five locations – the United States, Europe, South Asia, East Asia and Oceania – to perform internal audits. Each GAO reports to the Internal Auditing Department. All four of our auditors, including two outside corporate auditors, follow the audit procedures set by the Board of Corporate Auditors. These auditors participate in Board of Directors meetings and other important meetings, listen to the status of duties executed by directors, the Internal Auditing Department and other personnel and peruse documents involving important decisions. One member of the Internal

Auditing Department supports the auditor in his audit activities. Corporate auditors ensure the impartiality of financial auditors, and corporate and financial auditors work together to ensure seamless communications, a mutual exchange of information and strive to improve auditing efficiency.

Corporate auditors convene each month for a meeting of the Board of Corporate Auditors to review audit results and share other information. These auditors also meet each month with the Internal Auditing Department, and meet every three months with the financial auditors, thereby promoting communication among the three audit groups. Furthermore, we will expand and strengthen our auditing of the overall group through audits performed by Group company auditors and periodic Group audit committee meetings.

NYK's financial audits are conducted by certified public accountants Masaaki Ayukawa, Koichiro Kimura and Tatsuya Arai, all of whom are with the firm ChuoAoyama PricewaterhouseCoopers. Assisting these three are other certified public accountants, accounting assistants, and others. Audits are performed according to generally accepted standards for audit fairness and appropriateness.

(4) Human, Capital or Other Relationships or Interests Existing between NYK and Its Outside Directors and Outside Corporate Auditors

Keisuke Kitajima, an outside corporate auditor for NYK, is an outside director of the Daiwa Securities Group Inc. Tsuyoshi Miyazaki, also an outside corporate auditor, is a senior advisor for Mitsubishi Logistics Corporation. NYK has business relationships with both Daiwa Securities and Mitsubishi Logistics, but no personal interests exist between NYK and these outside corporate auditors individually.

(5) The Company's Activities during the Past Year to Improve Corporate Governance

As NYK is expanding its operations on a global scale, its compliance initiatives must extend to its overseas companies as well as domestic operations. In the past fiscal year, ended March 31, 2005, we have conducted compliance training at seven overseas locations, providing instruction and extensively strengthening compliance at our overseas companies and branches. Furthermore, in July 2005 we have implemented an e-Learning system that provides an environment enabling anyone, anywhere to study on their own at any time. We are considering the expansion of this e-Learning system overseas. In addition, we have designated September as our annual compliance review month. During this month, we conduct a host of compliance-related activities within the Company, as well as at affiliated companies and overseas subsidiaries.

In addition to the internal audit activities that NYK conducts in Japan, we distributed questionnaires designed to allow overseas companies in the NYK Group to conduct self-evaluations of their internal compliance. These evaluations were complemented with on-site audits.

Following the General Meeting of Shareholders, we provided an opportunity for shareholders to speak directly and informally with Company directors. At this time, NYK's directors provided shareholders with explanations of management performance and reports on current conditions. In the future, we will continually persevere to manage in a way that is both fair and transparent.

7. Items Pertaining to the Parent Company

None.

3. Operating Results and Financial Position

1. Operating Results

Overview

In the six months to September 30, 2005, NYK Line posted consolidated revenues of ¥899.5 billion, operating income of ¥80.5 billion, income before extraordinary items of ¥79.2 billion and net income of ¥48.3 billion. Revenues, operating income, income before extraordinary items and net income were all record highs.

(Billions of yen)

	April 1, 2005 to September 30, 2005	April 1, 2004 to September 30, 2004	Change	Percentage change
Revenues	899.5	768.1	131.3	17.1 %
Costs and expenses	730.2	614.7	115.4	18.8 %
Selling, general and administrative expenses	88.7	80.7	8.0	9.9 %
Operating income	80.5	72.6	7.8	10.8 %
Income before extraordinary items	79.2	70.3	8.9	12.7 %
Net income	48.3	29.7	18.6	62.6 %

Consolidated revenues climbed 17.1%. Fleet expansion helped push up shipping revenues in the liner trade and other shipping segments. Revenues also expanded in all other segments, including logistics, terminal and harbor transport, cruise and others. Costs and expenses increased 18.8%, owing to higher bunker oil prices and freight rates on inland rail transport in the United States, and operating income expanded 10.8%. Consequently, the ratio of operating income to revenues decreased 0.5 percentage point, from 9.5% to 9.0%. Income before extraordinary items grew 12.7%, owing primarily to higher interest and dividend income, which pushed up other income. Net income surged 62.6%, due to the absence of an impairment loss on fixed assets, which was recorded during the preceding term.

The impact on income before extraordinary items of fluctuations in foreign exchange rates and bunker oil prices was as follows.

	April 1, 2005 to September 30, 2005	April 1, 2004 to September 30, 2004	Difference	Effect
Average exchange rate	¥109.39/US$	¥109.43/US$	Appreciation of ¥0.04/US$	¥34 million decrease in income before extraordinary items
Average bunker oil price	$259.84/MT	$184.84/MT	Increase of $75.00/MT	¥11.3 billion decrease in income before extraordinary items

Notes: A ¥1 movement against the dollar alters annual income before extraordinary items by about ¥1.7 billion.

A $1 change per ton of bunker oil alters annual income before extraordinary items by about ¥0.3 billion.


Exchange Rate Changes
140
135
130
125
120
115
110
105
100
95
90
01/10
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10

Period: 10/2001 – 11/2005


Changes in Bunker Fuel Prices
280
260
240
220
200
180
160
140
120
100
01/10
02/04
02/10
03/04
03/10
04/04
04/10
05/04

Period: 10/2001 – 09/2005

Segment Information

(Billions of yen)

	Revenues				Operating income (loss)			Income (loss) before extraordinary items		
	April 1, 2005, to September 30, 2005	April 1, 2004, to September 30, 2004	Increase (decrease)	Percentage change (minus)	April 1, 2005, to September 30, 2005	April 1, 2004, to September 30, 2004	Increase (decrease)	April 1, 2005, to September 30, 2005	April 1, 2004, to September 30, 2004	Increase (decrease)
Liner trade	260.4	223.0	37.4	16.8%	15.7	23.7	(8.0)	16.2	23.3	(7.1)
Other shipping	323.1	274.3	48.8	17.8%	52.0	46.3	5.6	52.5	45.3	7.2
Logistics	199.0	164.6	34.4	20.9%	5.3	3.0	2.3	5.5	2.9	2.5
Terminal and harbor transport	56.0	54.5	1.4	2.6%	3.7	2.1	1.5	0.7	0.2	0.5
Cruise	23.4	14.7	8.7	59.3%	2.6	(3.5)	6.2	2.3	(4.0)	6.4
Real estate	6.2	5.9	0.2	4.8%	1.5	1.5	0	1.9	1.8	0.0
Others	81.7	70.3	11.4	16.3%	(0.6)	(0.6)	0	(0.1)	0.5	(0.6)

<Liner Trade>

On North American routes, freight volumes from Southern China rebounded, following a temporary falloff, and on European routes freight volumes were firm, recovering sharply from the end of July. Overall, however, sharply higher bunker oil prices raised operating costs, and the cost of inland transport within the United States increased. Consequently, revenues increased in this segment, but income declined, falling below initial forecasts. On Australian routes, as well as Central/South American and African routes, favorable freight volumes and rates outpaced cost increases.

<Other Shipping>

The other shipping segment includes trampers and specialized carriers, which provide bulk transport of iron, coal and other items, as well as cars. The segment also includes tanker transport of such energy resources as crude oil and liquefied natural gas (LNG), as well as petroleum products and chemicals.

- Trampers and specialized carriers

With active exports of automobiles continuing, freight volumes outstripped both the preceding term's volume and initially projected volumes for the current period. We brought one new car carrier into operation during the term, and we also continue to use charter vessels and rerouting to ensure transport stability. Overall, the bulk carrier market is more lackluster than one year earlier, but the market began to recover slightly in September. Under these circumstances, we endeavored to secure stable revenues from Capesize vessels, operate Panamax and Handysize vessels on competitive routes and ensure efficient routing and transport. As a result, this segment achieved its performance target. Operations of wood chip carriers, open hatch carriers and reefer carriers remained robust. Overall, tramper and specialized carriers business performance increased, compared with the same period one year ago.

- Tankers

Crude oil tanker conditions softened, compared with the preceding term. Petroleum product tanker demand rose sharply, owing to the hurricanes that devastated parts of the United States from late August and into September, but overall market conditions were lackluster. Consequently, this business unit performed below initial forecasts,

despite stable, long-term contracts for crude oil, liquefied petroleum gas (LPG) and LNG carriers.

Tramper
Freight Rates



1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Period:1/1996-10/2005

Tanker
Freight Rates



1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Period:1/1996-10/2005

<Logistics>

Our NYK Logistics division expanded operations in a variety of locations, and the warehousing division contributed specifically to operational improvements, bringing the logistics segment into the black during the term. The air cargo division was affected by cost increases stemming from the sharp rise in fuel prices but was able to hold its performance to a slight year-on-year decrease and achieved its targets for the term.

<Cruise>

Benefiting from the summer peak cruise season in the US market, our three Crystal vessels continued to perform steadily, and revenues remained firm. Consequently, segment performance was significantly higher than during the preceding term, exceeding initial expectations. The Japanese market also remained favorable. Contributing to stable revenues were a large number of cruises, including the Asuka's final around-the-world cruise.

<Terminal and Harbor Transport>

Container cargo remained favorable overall. Supported by higher handling fees and improved operational efficiency, the segment exceeded its performance targets.

<Others>

Owing to firm management, the real estate business nearly met its performance target. The manufacturing and processing business posted revenue increases. Tugboat business revenues were approximately the same level as during the previous interim period, but profit declined as a result of bunker oil price increases. Revenues from the wholesaling of petrochemicals and shipping equipment were strong, but the ships machinery business posted a profit decrease as a result of high materials costs. Nippon Cargo Airlines Co., Ltd., which became a consolidated subsidiary in August 2005, recorded a decline in performance because of fuel cost increases.

Outlook

(Billions of yen)

		Year ending March 31, 2006 (Revised forecast)	Year ending March 31, 2006 (Previous forecast) (August 8)	Change	Percentage Change
Revenues	Consolidated	1,840.0	1,770.0	70.0	4%
	Non-consolidated	915.0	880.0	35.0	4%
Operating income	Consolidated	155.0	155.0	0.0	0%
	Non-consolidated	85.0	92.0	(7.0)	(8%)
Income before extraordinary items	Consolidated	150.0	150.0	0.0	0%
	Non-consolidated	92.0	90.0	2.0	2%
Net income	Consolidated	92.0	90.0	2.0	2%
	Non-consolidated	55.0	53.0	2.0	4%

Forecast assumptions:

Exchange rates : ¥110 to the dollar (January 1, 2006, to March 31, 2006)

Bunker oil prices : 4285 per ton (October 1, 2005, to March 31, 2006)

- In the fiscal year ending March 31, 2006, we anticipate revenues of ¥1,840.0 billion, operating income of ¥155.0 billion, income before extraordinary items of ¥150.0 billion and net income of ¥92.0 billion.
- In the liner trade segment, we assume freight demand will remain firm. In trampers and specialized carriers and tankers, we also assume a slight upturn in market prices in autumn. However, increased costs—particularly bunker oil prices—remain a concern. Under these conditions, we will strive to conclude long-term shipping contracts, ensure route and schedule efficiencies and continue to reduce costs. Through these efforts, we expect to meet our performance forecasts despite reduced profitability in the shipping business as a whole, compared with the preceding term.
- In the logistics segment, we will steadily improve the balance between revenues and expenses. Therefore, we anticipate substantial increases in both revenue and profit.
- Through ongoing efforts to increase passenger ratios and reduce costs, we expect performance of the cruise segment to improve substantially.
- In the terminal and harbor transport segment, the volume of cargo handled is expected to keep robust. This situation, plus efficiency improvements, should result in year-on-year revenue and profit growth.

2. Financial Position

Assets, Liabilities and Shareholders' Equity

- Total assets were ¥1,719.2 billion, an increase of ¥243.0 billion from the previous year. Reflecting expanded sales, accounts receivable–trade expanded ¥20.4 billion, and we posted a ¥67.8 billion increase in our investment in shipbuilding—the total increase in the vessels and construction in progress categories. Nippon Cargo Airlines Co., Ltd., became a consolidated subsidiary, which raised aircraft ¥28.4

billion. Higher stock prices prompted a ¥47.4 billion increase in investments in securities.

- Total liabilities grew ¥173.1 billion, to ¥1,192.6 billion. Although the currently redeemable portion of corporate bonds outstanding decreased, short-term bank loans and the issuance of commercial paper caused interest-bearing debt to expand ¥116.5 billion.

- Total shareholders' equity increased ¥61.9 billion, to ¥489.7 billion, owing to a rise in retained earnings.

- The debt-equity ratio was 1.5, approximately the same level as one year earlier.

(Billions of yen)

	April 1, 2005 to September 30, 2005	April 1, 2004 to September 30, 2004	Change
Net cash provided by operating activities	57.4	68.6	(11.1)
Net cash provided by (used in) investing activities	(92.0)	(69.6)	(22.4)
Net cash provided by (used in) financing activities	41.4	6.7	34.6
Effect of exchange rate changes on cash and cash equivalents	1.1	0.0	1.0
Net increase (decrease) in cash and cash equivalents	7.9	5.8	2.1
Cash and cash equivalents at beginning of the year	65.0	63.6	1.3
Increase in cash and cash equivalents due to change in consolidation scope	1.0	1.3	(0.3)
Decrease in cash and cash equivalents at beginning of the year due to the change in the fiscal year end of subsidiaries	(0.1)	0.0	(0.1)
Cash and cash equivalents at end of the year	73.8	70.8	3.0

- Net cash provided by operating activities amounted to ¥57.4 billion, ¥11.1 billion less than one year earlier, primarily owing to higher payments for income taxes. Net cash used in investing activities was ¥92.0 billion, ¥22.4 billion than in the same period of the previous term. Primary factors included the purchase of investment securities and a loss on the sale of investment securities. Net cash provided by financing activities amounted to ¥41.4 billion, up ¥34.6 billion, owing to a net increase in short-term bank loans and proceeds from the issuance of commercial paper.

- As a result of the above activities, as well as to the change in cash and cash equivalents due to change in consolidation scope and others, cash and cash equivalents at the end of the period amounted to ¥73.8 billion, up ¥8.8 billion from the amount at the beginning of the year.

Cash flow trends are indicated below.

		March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2004	September 30, 2005
1	Capital adequacy ratio (%)	23.9	22.4	26.0	29.0	26.5	28.5
2	Capital adequacy ratio at market price (%)	38.3	38.9	44.1	53.4	48.4	54.0
3	Debt redemption (years)	8.5	7.8	5.9	3.6	-	-
4	Interest coverage ratio	2.8	4.1	6.0	10.4	8.2	7.4

1. Capital adequacy ratio: shareholders' equity/total assets
2. Capital adequacy ratio at market price: total stock value at market price/total assets
3. Debt redemption: interest-bearing debt/cash flow from operating activities
4. Interest coverage ratio: cash flow from operating activities/interest payment

Notes:

1. All indices are calculated using consolidated figures.

2. Cash flow indices are computed using cash flow from operating activities. Interest-bearing debt consists of all interest-bearing liabilities included in liabilities listed in the balance sheet. Payments are based on the interest payments in the consolidated statements of cash flows.

3. Operational and Other Risks

The forecasts disclosed in these documents may differ materially from actual results, owing to risk factors and uncertainty. The general economic conditions in NYK's operating environment are marked by volatility in the maritime market, wide fluctuations in exchange rates, interest and bunker oil prices, marine perils among our fleet and international and social disorders such as war, terrorism and communicable diseases. Such factors in the Company's business environment, which are not limited to those mentioned, can affect NYK's business performance and financial situation adversely.

4. Consolidated Interim Financial Statements

(1) Consolidated Interim Balance Sheets

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2005 (As of September 30, 2005)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Half year ended September 30, 2004 (As of September 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	76,037		66,739		9,297	72,319	
Notes and accounts receivable—trade	210,115		189,656		20,459	177,965	
Marketable securities	1,988		1,639		349	1,844	
Inventories	30,822		22,711		8,111	23,586	
Deferred and prepaid expenses	50,774		42,897		7,876	43,779	
Deferred tax assets	4,119		3,950		169	6,249	
Other current assets	90,189		73,561		16,627	65,119	
Allowance for doubtful accounts	(2,986)		(1,655)		(1,331)	(1,880)	
Total current assets	461,061	26.8	399,500	27.1	61,560	388,984	27.0
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	456,848		453,364		3,483	465,930	
Buildings and structures	73,420		69,265		4,154	65,432	
Aircraft	28,475		—		28,475	—	
Machinery and transportation equipment	24,425		20,438		3,987	19,936	
Equipment and fixtures	7,748		8,353		(604)	7,508	
Land	60,527		59,345		1,181	58,703	
Construction in progress	146,418		82,073		64,345	67,396	
Others	5,318		8,315		(2,996)	8,281	
Total vessels, property and equipment, net of accumulated depreciation	803,183	46.7	701,157	47.5	102,026	693,189	48.2
(Intangible assets)							
Leasehold	2,050		1,994		55	1,419	
Software	22,653		18,073		4,580	14,683	
Consolidation adjustments account	14,735		8,261		6,473	6,838	
Others	6,378		5,344		1,033	7,356	
Total intangible assets	45,817	2.7	33,674	2.3	12,143	30,297	2.1
(Investments and other assets)							
Investment securities	328,121		280,660		47,460	257,318	
Long-term loans receivable	7,212		8,183		(971)	8,738	
Deferred tax assets	7,678		475		7,202	8,148	
Others	67,907		54,988		12,919	54,834	
Allowance for doubtful accounts	(1,789)		(2,534)		745	(2,275)	
Total investments and other assets	409,130	23.8	341,773	23.1	67,357	326,763	22.7
Total fixed assets	1,258,131	73.2	1,076,604	72.9	181,526	1,050,250	73.0
Deferred charges	90	0.0	121	0.0	(30)	219	0.0
Total assets	1,719,283	100.0	1,476,226	100.0	243,056	1,439,454	100.0

(Millions of yen)

Account title	Half year ended September 30, 2005 (As of September 30, 2005)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Half year ended September 30, 2004 (As of September 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Notes and accounts payable—trade	166,830		152,418		14,412	143,888	
Short-term redemption money for bonds	4,000		25,008		(21,008)	34,999	
Short-term bank loans	211,530		140,850		70,680	165,531	
Commercial paper	29,000		—		29,000	10,000	
Income taxes payable	31,659		37,184		(5,525)	26,781	
Deferred tax liabilities	743		1,795		(1,052)	2,612	
Advance received	54,003		49,170		4,833	50,280	
Employees' bonuses accrued	8,312		8,047		264	7,021	
Reserve for EXPO 2005, AICHI, JAPAN	—		31		(31)	—	
Other current liabilities	74,752		63,358		11,393	48,631	
Total current liabilities	580,831	33.8	477,865	32.4	102,966	489,748	34.0
Long-term liabilities							
Bonds	102,800		106,800		(4,000)	106,800	
Long-term debt	399,313		357,396		41,917	359,015	
Deferred tax liabilities	44,516		22,326		22,189	17,772	
Reserve for employees' retirement benefits	20,296		19,173		1,122	19,712	
Reserve for directors' retirement benefits	1,836		2,916		(1,080)	2,254	
Reserve for periodic dry docking of vessels	2,531		3,152		(620)	4,335	
Reserve for EXPO 2005, AICHI, JAPAN	—		—		—	23	
Other long-term liabilities	40,558		29,907		10,651	30,984	
Total long-term liabilities	611,854	35.6	541,673	36.7	70,180	540,898	37.6
Total liabilities	1,192,686	69.4	1,019,538	69.1	173,147	1,030,646	71.6
MINORITY INTERESTS	36,846	2.1	28,917	1.9	7,928	27,082	1.9
SHAREHOLDERS' EQUITY							
Common stock	88,531	5.2	88,531	6.0	—	88,531	6.1
Additional paid-in capital	94,427	5.5	94,421	6.4	6	94,421	6.6
Retained earnings	232,896	13.5	203,774	13.8	29,122	170,952	11.9
Net unrealized holding gains on other securities	81,064	4.7	55,335	3.7	25,728	43,720	3.0
Foreign currency translation adjustments	(3,563)	-0.2	(10,819)	-0.7	7,255	(12,670)	-0.9
Treasury stock	(3,605)	-0.2	(3,472)	-0.2	(133)	(3,228)	-0.2
Total shareholders' equity	489,751	28.5	427,770	29.0	61,980	381,726	26.5
Total liabilities, minority interests and shareholders' equity	1,719,283	100.0	1,476,226	100.0	243,056	1,439,454	100.0

(2) Consolidated Interim Statements of Income

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2005 [From April 1, 2005, to September 30, 2005]		Half year ended September 30, 2004 [From April 1, 2004, to September 30, 2004]		Increase or decrease	Year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues	899,516	100.0	768,179	100.0	131,336	1,606,098	100.0
Costs and expenses	730,208	81.2	614,753	80.0	115,455	1,283,769	80.0
Gross profit	169,307	18.8	153,426	20.0	15,881	322,328	20.0
Selling, general and administrative expenses	88,778	9.8	80,747	10.5	8,030	160,953	10.0
Operating income	80,529	9.0	72,678	9.5	7,850	161,375	10.0
Other income							
Interest and dividend income	4,751		2,957		1,793	5,167	
Equity in earnings of unconsolidated subsidiaries and affiliates	—		1,214		(1,214)	2,598	
Others	3,593		2,710		883	4,776	
Total other income	8,344	0.9	6,882	0.9	1,462	12,542	0.8
Other expenses							
Interest expenses	7,835		8,314		(479)	16,631	
Equity in losses of unconsolidated subsidiaries and affiliates	856		—		856	—	
Others	944		935		9	2,482	
Total other expenses	9,636	1.1	9,249	1.2	386	19,114	1.2
Income before extraordinary items	79,237	8.8	70,311	9.2	8,925	154,803	9.6
Extraordinary gains							
Gain on sale of vessels, property and equipment	2,617		3,351		(733)	5,231	
Other extraordinary gains	530		3,590		(3,059)	4,623	
Total extraordinary gains	3,148	0.3	6,942	0.9	(3,793)	9,854	0.6
Extraordinary losses							
Loss on sale of vessels, property and equipment	451		2,562		(2,111)	7,234	
Impairment loss on fixed assets	—		20,480		(20,480)	20,606	
Other extraordinary losses	3,424		3,666		(242)	9,603	
Total extraordinary losses	3,875	0.4	26,708	3.5	(22,833)	37,444	2.3
Income before income taxes and minority interests	78,510	8.7	50,544	6.6	27,966	127,213	7.9
Income taxes—current	30,057	3.3	25,069	3.3	4,987	51,365	3.2
Income taxes—deferred	(1,708)	-0.2	(5,992)	-0.8	4,284	579	0.0
Minority interests	1,762	0.2	1,694	0.2	67	3,940	0.3
Net income	48,399	5.4	29,772	3.9	18,626	71,326	4.4

(3) Consolidated Interim Surplus Statements

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2005 [From April 1, 2005, to September 30, 2005]	Year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]	Increase or decrease	Half year ended September 30, 2004 [From April 1, 2004, to September 30, 2004]
(Additional paid-in capital)				
Balance at beginning of the period	94,421	94,421	—	94,421
Increase in additional paid-in capital				
Gain from retirement of treasury stock	6	—	6	—
Total	6	—	6	—
Balance at end of the period	94,427	94,421	6	94,421
(Retained earnings)				
Balance at beginning of the period	203,774	146,755	57,018	146,755
Increase in retained earnings				
Net income	48,399	71,326	(22,926)	29,772
Effect from changes of consolidated subsidiaries	83	626	(542)	591
Increase due to merger of consolidated subsidiaries	67	4	63	—
Effect from changes of affiliates accounted for under the equity method	276	268	8	268
Gain on revaluation of fixed assets of subsidiaries according to generally accepted accounting principles in the United Kingdom	—	460	(460)	—
Adjustment for minimum pension liabilities of subsidiaries according to generally accepted accounting principles in the United States	—	14	(14)	—
Adjustment of retained earnings of subsidiaries due to changes in the accounting standard according to generally accepted accounting principles in Australia	84	—	84	—
Total	48,912	72,700	(23,787)	30,633
Decrease in retained earnings				
Cash dividends	12,819	15,268	(2,448)	6,108
Directors' bonuses	366	294	71	296
Effect from changes of consolidated subsidiaries	895	35	860	32
Adjustment for retained earnings of subsidiaries under the pension accounting standard according to generally accepted accounting principles in the United Kingdom	1,873	—	1,873	—
Decrease on unrealized profit/loss on derivatives held by subsidiaries according to generally accepted accounting principles in the United States	59	83	(23)	—
Decrease on unrealized profit/loss on derivatives held by subsidiaries according to internationally accepted accounting principles	309	—	309	—
Decrease on retained earnings of consolidated subsidiaries and affiliates accounted for under the equity method due to change in accounting period	3,465	—	3,465	—
Total	19,790	15,682	4,108	6,436
Balance at end of the period	232,896	203,774	29,122	170,952

(4) Consolidated Interim Statements of Cash Flows

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2005 [From April 1, 2005, to September 30, 2005]	Half year ended September 30, 2004 [From April 1, 2004, to September 30, 2004]	Year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]
Cash flows from operating activities:			
Income before income taxes and minority interests	78,510	50,544	127,213
Depreciation and amortization	34,788	32,568	66,814
Impairment loss on fixed assets	—	20,480	20,606
Loss (gain) on sale and disposal of tangible and intangible fixed assets	(2,166)	(789)	2,003
Loss on sale of marketable and investment securities	(18)	(2,695)	(2,909)
Loss on devaluation of marketable and investment securities	147	1,865	1,655
Equity in earnings (losses) of unconsolidated subsidiaries and affiliates	856	(1,214)	(2,598)
Interest and dividend income	(4,751)	(2,957)	(5,167)
Interest expenses	7,835	8,314	16,631
Loss (gain) on foreign currency exchange	(30)	77	444
Increase in notes and accounts receivable	(12,512)	(5,346)	(16,183)
Increase in inventories	(3,561)	(3,683)	(2,878)
Increase in notes and accounts payable	11,501	2,871	10,930
Others, net	(15,603)	(2,340)	10,005
Subtotal	94,995	97,695	226,568
Interest and dividends received	6,438	4,523	7,145
Interest paid	(7,721)	(8,321)	(16,887)
Payments for income taxes	(36,268)	(25,260)	(41,319)
Net cash provided by operating activities	57,443	68,635	175,507
Cash flows from investing activities:			
Purchase of marketable securities	(736)	(740)	(1,321)
Proceeds from sale of marketable securities	501	2,022	2,579
Expenditures for tangible and intangible fixed assets	(92,531)	(89,994)	(193,569)
Proceeds from sale of tangible and intangible fixed assets	17,048	10,156	59,987
Purchase of investment securities	(20,676)	(4,933)	(6,194)
Proceeds from sale of investment securities	262	9,498	10,436
Lending of loans receivable	(7,774)	(5,440)	(21,217)
Collection of loans receivable	11,357	8,121	11,381
Others, net	450	1,646	2,851
Net cash used in investing activities	(92,098)	(69,662)	(135,066)
Cash flows from financing activities:			
Net increase (decrease) in short-term bank loans	53,813	16,277	(7,972)
Net increase in commercial paper	29,000	10,000	—
Proceeds from long-term loans	54,496	54,016	123,083
Repayments of long-term loans	(57,620)	(88,065)	(151,399)
Proceeds from bonds	—	29,819	29,819
Repayment of bonds	(24,979)	(10,200)	(20,200)
Proceeds from stock issue for minority shareholders	25	2,037	2,037
Purchase of treasury stock	(139)	(131)	(375)
Cash dividends paid by the Company	(12,819)	(6,108)	(15,268)
Cash dividends paid by subsidiaries to minority shareholders	(325)	(830)	(1,080)
Others, net	—	(16)	(16)
Net cash provided by (used in) financing activities	41,450	6,796	(41,374)
Effect of exchange rate changes on cash and cash equivalents	1,126	43	743
Net (decrease) increase in cash and cash equivalents	7,923	5,813	(190)
Cash and cash equivalents at beginning of the period	65,027	63,632	63,632
Increase in cash and cash equivalents due to change in consolidation scope	1,046	1,355	1,585
Increase in cash and cash equivalents due to merger of consolidated subsidiaries	3	—	—
Decrease in cash and cash equivalents due to change in accounting period of consolidated subsidiaries	(105)	—	—
Cash and cash equivalents at end of the period	73,895	70,800	65,027

(5) Basis of Presenting the Consolidated Interim Financial Statements

1. Scope of Consolidation
Number of consolidated subsidiaries: 544
(NYK TRADING CORPORATION, NYK GLOBAL BULK CORPORATION, TOKYO SENPAKU KAISHIA, LTD., YUSEN AIR & SEA SERVICE CO., LTD., NYK-HINODE LINE, LTD., UNI-X CORPORATION, KINKAI YUSEN LOGISTICS CO., LTD., HACHIUMA STEAMSHIP CO., LTD. and 536 other companies)

2. Application of the Equity Method
Number of companies accounted for by the equity method
Affiliates: 30 (Shinwa Kaiun Kaisha, Ltd. and 29 other companies)

3. Change in the Scope of Consolidation and Application of the Equity Method
(1) Consolidation
(Newly included): 56

NYK LINE (JAPAN) LTD.
GLOBAL LOGISTICS INVESTMENTS CO., LTD.
NIPPON CARGO AIRLINES CO., LTD.
ALBIREX MARITIMA PTE. S.A.
ANGERONA SHIPPING PTE. LTD.
ANTEVORTE SHIPPING PTE. LTD.
CAELUS SHIPPING PTE. LTD.
CANNONDALE MARITIMA S.A.
CARNA SHIPPING PTE. LTD.
CEDAR SHIPHOLDING S.A.
CERES TERMINALS INCORPORATED
CERESCORP FOREX COMPANY
EWING MARITIMA S.A.
FORS SHIPPING PTE. LTD.
FRANCIS MARITIMA S.A.
GLOBAL VICTORY S.A.
GLOBAL WEALTH S.A.
GLOBAL XANADU S.A.
LARENTA SHIPPING PTE. LTD.
LIBERALITAS SHIPPING PTE. LTD.
LUCINA SHIPPING PTE. LTD.
LUGALIS SHIPPING PTE. LTD.
MAIESTA SHIPPING PTE. LTD.
MERINA MARITIMA S.A.
NATIONWIDE DISTRIBUTION SERVICE (THAILAND) CO., LTD.
NSULC2
NSULC3
NYK EURO FINANCE PLC
NYK JP FINANCE, LTD.
NYK LOGISTICS (CHINA) CO., LTD
NYK US FINANCE, LTD.
OKRA SHIPPING NO.1 LTD.
OKRA SHIPPING NO.2 LTD.
PINA SHIPHOLDING S.A.
PLANTANA SHIPHOLDING S.A.
POENA SHIPPING PTE. LTD.
PORRIMA SHIPPING PTE. LTD.
PORTUNUS SHIPPING PTE. LTD.
R.O. WHITE & COMPANY
ROSA SHIPHOLDING S.A.
RUBIA SHIPHOLDING S.A.
RUSINA SHIPPING PTE. LTD.
RUTA SHIPHOLDING S.A.
SAGA SHIPHOLDING (NORWAY) AS
SALICA SHIPHOLDING S.A.
SENTIA SHIPPING PTE. LTD.
SPRUCE SHIPHOLDING S.A.
STOUDAMIRE MARITIMA S.A.
TAURUS MARINE LTD. S.A.
TREK MARITIMA S.A.
TRINITA SHIPPING S.A.
VIOLA MARITIMA S.A.
VIRTUS SHIPPING PTE. LTD
VITA SHIPHOLDING S.A.
YUSEN AIR & SEA SERVICE (FRANCE) S.A.R.L
YUSEN AIR & SEA SERVICE (ITALIA) S.R.L

(Excluded due to liquidation): 3
CERES TERMINALS INC.
LOGISTICS SYSTEMS INC.
MILTON KEYNES DISTRIBUTION CENTRE (UK) (NO.2) LTD.

(Excluded by merger): 4
NSULC2
NSULC3
NYK LOGISTICS (UWDC) INC.
NYK TERMINALS (AMERICAS) INC.

(1) Equity method
(Newly applied): 2
LOGISITICS ALLIANCE (THAILAND) CO., LTD.
PATRICK AUTOCARE PTY LTD.

(Transferred to consolidated subsidiary): 1
NIPPON CARGO AIRLINES CO., LTD.

(Excluded due to liquidation): 1
ARUN LNG TRANSPORT, INC.

4. Interim Accounting Period of Consolidated Subsidiaries

The accounting period of the Company begins on April 1 and ends on March 31 of the following year.
As of September 30, 2005, the interim accounts of 31 and 1 consolidated subsidiaries were closed on June 30 and August 31, respectively. Necessary adjustments on consolidation with regard to important transactions during the period from each of the interim closing dates to September 30 are made as to these companies.
In addition, 2 consolidated subsidiaries of actual closing interim accounts on June 30 were consolidated with the tentative accounts as of September 30.
From this period, 102 overseas consolidated subsidiaries changed the date of closing accounts from December 31 to March 31, and in accordance with this, the interim accounts of these companies were closed on September 30.

5. Summary of Significant Accounting Policies

(1) Valuation basis and method for important assets

Securities held to maturity are valued at their amortized cost, determined principally by the straight-line method of amortization.
Other securities with market quotes are principally stated at the average of market value for the last month of the half fiscal year. (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.)
Other securities without market quotes are generally stated at cost, with cost being determined principally by the moving average method.
Derivatives are valued at market quotation.
Inventories are generally stated at the lower of cost or market quotation, with cost determined principally by the moving average method.

(2) Depreciation method of important depreciable assets

Tangible fixed assets:

Vessels and buildings are depreciated generally by the straight-line method based on the Japanese Corporation Tax Law.
Other tangible fixed assets are depreciated generally by the straight-line method based on the Japanese Corporation Tax Law.

Intangible assets:

Computer software is amortized by the straight-line method based principally on the length of period it can be used internally (five years).
Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

(3) Accounting standards for important reserves

Allowance for doubtful accounts:

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company and its consolidated subsidiaries set aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

Employees' bonuses accrued:

The employees' bonuses accrued are provided for the portion relevant to the current half fiscal year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's and its consolidated subsidiaries' retirement benefit obligation and the estimated fair value of pension assets supposed to have occured during this half fiscal year.
Unrecognized net actuarial differences are mainly amortized from the immediately following year on a

straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Reserve for directors' retirement benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with respective internal rules, the Company and 47 consolidated subsidiaries set aside such reserves calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the end of half fiscal year.

Reserve for periodic dry-docking of vessels:

The reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

(4) Accounting for important leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

(5) Method of accounting for material hedge transactions

For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company and its consolidated subsidiaries apply hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company and its consolidated subsidiaries adopt a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company and its consolidated subsidiaries evaluate the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

6. Cash and Cash Equivalents in the Consolidated Interim Statements of Cash Flows

Cash and cash equivalents in the consolidated interim statements of cash flows are composed of cash on hand, bank deposits that are able to be withdrawn on demand and short-term investments with original maturities of three months or less that are exposed to minor value fluctuation risk.

Change in Accounting Policies

1. Segment Information by Business

   From this accounting period, business segmentation was changed in segment information by business. Details are stated in the relevant paragraph

Notes to Financial Statements

(Notes to the consolidated interim balance sheets)

1. Accumulated depreciation	¥767,708 million
2. Notes receivable discounted and endorsed	¥76 million
3. Guarantees of loans	¥79,379 million
Joint and several obligations borne by other debtors	¥44,730 million

(Notes to the consolidated interim statements of cash flows)

A reconciliation of cash and cash equivalents in the consolidated interim statements of cash flows and account balances of the consolidated (interim) balance sheets as of September 30, 2005 and 2004, March 31, 2005 are shown below.

(Millions of yen)

	Half year ended September 30, 2005 (As of September 30, 2005)	Half year ended September 30, 2004 (As of September 30, 2004)	Fiscal year ended March, 31, 2005 (As of March 31, 2005)
Cash and time deposits	76,037	72,319	66,739
Time deposits with maturity of over three months	(2,142)	(1,518)	(1,712)
Cash and cash equivalents	73,895	70,800	65,027

5. Segment Information

(1) Segment Information by Business

Half Fiscal year ended September 30, 2005 (From April 1, 2005, to September 30, 2005)

(Millions of yen)

	Liner	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues: (1) Revenues from customers	258,616	320,624	198,221	42,376	23,435	4,580	51,661	899,516	-	899,516
(2) Inter-segment revenues	1,867	2,503	874	13,633	-	1,670	30,126	50,676	(50,676)	-
Total revenues	260,484	323,128	199,095	56,010	23,435	6,250	81,787	950,192	(50,676)	899,516
Operating costs and expenses	244,770	271,039	193,719	52,271	20,771	4,691	82,396	869,660	(50,673)	818,986
Operating income (loss)	15,713	52,088	5,375	3,739	2,664	1,558	(608)	80,532	(2)	80,529
Income (loss) before extraordinary items	16,208	52,568	5,510	789	2,371	1,906	(114)	79,240	(2)	79,237

Half fiscal year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)

(Millions of yen)

	Liner	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues: (1) Revenues from customers	221,308	271,965	164,201	41,093	14,709	4,651	50,248	768,179	-	768,179
(2) Inter-segment revenues	1,750	2,337	433	13,481	-	1,309	20,084	39,397	(39,397)	-
Total revenues	223,059	274,303	164,635	54,574	14,709	5,961	70,332	807,577	(39,397)	768,179
Operating costs and expenses	199,330	227,904	161,605	52,387	18,250	4,430	71,011	734,921	(39,420)	695,500
Operating income (loss)	23,728	46,398	3,029	2,186	(3,540)	1,531	(678)	72,656	22	72,678
Income (loss) before extraordinary items	23,348	45,315	2,988	278	(4,079)	1,863	573	70,288	22	70,311

Fiscal year ended March 31, 2005(From April 1, 2004, to March 31, 2005)

(Millions of yen)

	Liner	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues: (1) Revenues from customers	453,646	567,112	356,307	82,043	33,402	10,040	103,546	1,606,098	-	1,606,098
(2) Inter-segment revenues	3,397	4,677	890	26,966	29	2,915	43,124	82,001	(82,001)	-
Total revenues	457,044	571,790	357,197	109,009	33,432	12,955	146,670	1,688,100	(82,001)	1,606,098
Operating costs and expenses	410,983	467,975	348,830	104,863	37,059	10,113	146,910	1,526,735	(82,012)	1,444,723
Operating income (loss)	46,060	103,815	8,366	4,146	(3,627)	2,842	(239)	161,364	10	161,375
Income (loss) before extraordinary items	45,008	101,104	8,135	398	(4,783)	3,305	1,625	154,793	10	154,803

Notes:

1. Change in business segmentation method
   When it comes to segments, NYK Group usually form segments by considering both the unity of the management systems involved and the similarities of the kinds of functions and their characteristics. Therefore, in order to more exactly indicate our group companies' business activities, since this fiscal year, we have divided our traditional shipping segment into two independent segments – Liner and Other Shipping – and, at the same time, incorporated the formerly independent segment, Shipping-Related Services, into Others.
   The current shown numerical values for the fiscal ended March 31, 2005, and the half fiscal year ended September 30, 2004 were figured within the present classification of segments.
2. Business Segmentation method.
   The NYK Group businesses are segmented based on the similarity in type and character of different services with reference to the Japan Standard Industry Classification, for which the sense of unity with respective management organizations is additionally taken into account.
3. Designations of major businesses and services which are included in each of the business segments

Liner	Oceangoing cargo shipping; Vessel chartering; Forwarding agency (Agencies on an exclusive basis for the NYK Group companies)
Other Shipping	Oceangoing and inshore cargo shipping; Vessel chartering; Forwarding agency (Overseas agencies on an exclusive basis for the NYK Group companies)
Logistics	Warehousing; Cargo forwarding
Terminal and Harbor Transport	Container terminal operation; Harbor transport
Cruise	Ownership and navigation of cruises
Real Estate	Rental/lease, management and sale of real estate
Others	Forwarding agency (Domestic agencies on a non-exclusive basis for the NYK Group companies); Tugboat operation; Wholesaling of shipping machinery and equipment; Other various services incidental to transportation; Information processing service; Wholesaling of petroleum products; Travel services; Air freight services and so on

4. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.

(2) Segment Information by Region

Half fiscal year ended September 30, 2005 (From April 1, 2005, to September 30, 2005)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:								
(1) Revenues from customers	682,832	97,239	73,957	41,865	3,621	899,516	-	899,516
(2) Inter-segment revenues	7,376	15,194	5,556	6,005	1,003	35,135	(35,135)	-
Total revenues	690,209	112,434	79,513	47,870	4,624	934,652	(35,135)	899,516
Operating costs and expenses	623,125	106,429	75,981	44,174	4,599	854,309	(35,323)	818,986
Operating income (loss)	67,803	6,004	3,532	3,696	25	80,342	187	80,529
Income (loss) before extraordinary items	66,841	4,956	2,718	5,259	139	79,914	(677)	79,237

Half fiscal year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues: (1) Revenues from customers	607,701	75,467	52,599	29,712	2,698	768,179	-	768,179
(2) Inter-segment revenues	5,915	12,044	4,770	5,810	634	29,176	(29,176)	-
Total revenues	613,617	87,512	57,370	35,522	3,333	797,356	(29,176)	768,179
Operating costs and expenses	543,319	91,439	53,965	32,581	3,508	724,814	(29,313)	695,500
Operating income (loss)	70,298	(3,927)	3,404	2,940	(174)	72,541	137	72,678
Income (loss) before extraordinary items	68,178	(4,180)	3,198	4,361	(108)	71,449	(1,137)	70,311

Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)

(Millions of yen)

	Japan	North America	Europe	Asia	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues: (1) Revenues from customers	1,250,656	166,078	114,896	67,087	7,380	1,606,098	-	1,606,098
(2) Inter-segment revenues	12,107	24,571	9,222	11,417	1,319	58,638	(58,638)	-
Total revenues	1,262,763	190,650	124,118	78,504	8,699	1,664,737	(58,638)	1,606,098
Operating costs and expenses	1,109,750	194,060	118,425	72,577	8,818	1,503,631	(58,908)	1,444,723
Operating income (loss)	153,012	(3,409)	5,693	5,927	(118)	161,105	269	161,375
Income (loss) before extraordinary items	147,732	(4,000)	3,986	8,672	50	156,440	(1,637)	154,803

Notes:
1. Segmentation by geographic area is based on geographical proximity.
2. Principal countries or regions by geographic area other than Japan
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, the Netherlands, Italy, Sweden, Belgium
   (3) Asia: Singapore, Thailand, Hong Kong, China
   (4) Others: Australia
3. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.

(3) Overseas Revenues

Half fiscal year ended September 30, 2005 (From April 1, 2005, to September 30, 2005)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	271,277	155,219	178,887	153,937	759,322
Consolidated revenues					899,516
Ratio of overseas revenues to consolidated revenues (%)	30.2	17.2	19.9	17.1	84.4

Half fiscal year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	230,527	126,930	145,796	128,858	632,112
Consolidated revenues					768,179
Ratio of overseas revenues to consolidated revenues (%)	30.0	16.5	19.0	16.8	82.3

Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)

(Millions of yen)

	North America	Europe	Asia	Others	Total
Overseas revenues	475,234	266,888	308,758	274,792	1,325,674
Consolidated revenues					1,606,098
Ratio of overseas revenues to consolidated revenues (%)	29.6	16.6	19.2	17.1	82.5

Notes:

1. Segmentation by geographic area is based on geographical proximity.
2. Principal countries or regions by geographic area
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, France, Italy and other European countries
   (3) Asia: Various countries in the Southeast Asia, East Asia, Southwest Asia and Middle East regions
   (4) Others: Various countries in Oceania, Central and South America and Africa
3. Overseas revenues consist mainly of the revenue from the oceangoing shipping business.

6. Accounting for Leases

1. Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees

(1) As lessees

1) Acquisition cost, accumulated depreciation and net balance at the end of the half year (year) of leased assets as of September 30, 2005 and 2004, and March 31,2005, which included the portion of interest thereon, would have been shown in the balance sheets as follows, if the leased assets had been capitalized.

(Millions of yen)

	Half year ended September 30, 2005 (From April 1, 2005, to September 30, 2005)			Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)			Half year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)		
	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the half year	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the year	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the half year
Vessels	6,231	2,167	4,063	5,912	1,843	4,068	14,830	7,080	7,749
Aircrafts	29,427	408	29,018	-	-	-	-	-	-
Equipment and fixtures	64,325	19,197	45,128	50,276	15,122	35,154	40,920	13,437	27,482
Other tangible fixed assets	2,215	1,276	939	2,239	1,290	948	2,345	1,212	1,133
Total	102,199	23,049	79,150	58,428	18,255	40,172	58,096	21,730	36,366

2) Future lease rental payments as of September 30, 2005 and 2004, and March 31, 2005, which included the portion of interest thereon, are as follows:

(Millions of yen)

	Half year ended September 30, 2005	Fiscal year ended March 31, 2005	Half year ended September 30, 2004
Within one year	10,109	6,050	5,826
More than one year	70,566	33,505	32,106
Total	80,676	39,556	37,932

3) Lease rental expenses, depreciation and interest expenses for the half year (year) ended September 30, 2005 and 2004, and March 31, 2005 are as follows:

(Millions of yen)

	Half year ended September 30, 2005	Fiscal year ended March 31, 2005	Half year ended September 30, 2004
Lease rental expenses for the half year (year)	3,931	7,002	3,433
Depreciation	3,630	6,261	2,990
Interest expenses	410	1,016	497

4) Computation method of depreciation

Depreciation is computed by the straight-line method, assuming the lease period as the useful life and that the leased assets have no residual value.

5) Computation method of interest expenses

The difference between the total lease rental expenses and the acquisition cost is assumed to be interest, and the distribution of interest expense to each accounting period is computed by the interest method.

(2) As lessors

1) Acquisition cost, accumulated depreciation and net balance at the end of the half year (year) of leased assets as of September 30, 2005 and 2004, and March 31, are as follows:

(Millions of yen)

	Half year ended September 30, 2005 (From April 1, 2005, to September 30, 2005)			Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)			Half year ended September 30, 2004 (From April 1, 2004, to September 30, 2004)		
	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the half year	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the year	Acquisition cost	Accumu -lated deprecia -tion	Net balance at the end of the half year
Equipment and fixtures	272	252	19	257	241	16	260	241	19
Other tangible fixed assets	39	11	27	66	33	33	43	13	30
Total	312	264	47	324	275	49	304	254	49

2) Future lease rental income as of September 30, 2005 and 2004, and March 31, 2005 which included the portion of interest thereon, is as follows:

(Millions of yen)

	Half year Ended September 30, 2005	Fiscal year ended March 31, 2005	Half year Ended September 30, 2004
Within one year	27	47	34
More than one year	137	132	140
Total	164	179	174

The future lease rental income at the end of the half year (year) is calculated by including the interest thereon because the ratio of the total of future lease rental income and estimated residual value to outstanding operating receivables at the end of the half year (year) was low.

3) Current lease rental income and depreciation for the half year (year) ended September 30, 2005 and 2004, and March 31, 2005 are as follows:

(Millions of yen)

	Half year Ended September 30, 2005	Fiscal year ended March 31, 2005	Half year Ended September 30, 2004
Lease rental income for the half year (year)	25	50	27
Depreciation	4	11	4

2. Operating leases

(1) As lessees

Future lease rental payments as of September 30, 2005 and 2004, March 31, 2005 are as follows:

(Millions of yen)

	Half year Ended September 30, 2005	Fiscal year ended March 31, 2005	Half year Ended September 30, 2004
Within one year	42,732	40,095	33,415
More than one year	230,732	230,879	206,980
Total	273,464	270,974	240,396

(2) As lessors

Future lease rental income as of September 30, 2005 and 2004, and March 31, 2005 are as follows:

(Millions of yen)

	Half year Ended September 30, 2005	Fiscal year ended March 31, 2005	Half year Ended September 30, 2004
Within one year	983	816	754
More than one year	1,973	1,779	2,363
Total	2,956	2,596	3,117

7. Marketable Securities and Investment Securities

Half fiscal year ended September 30, 2005

1. Marketable securities and investment securities held to maturity with market value as of September 30, 2005, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
Government bonds, municipal bonds, etc.	289	297	7
Corporate bonds	802	802	(0)
Others	71	71	0
Subtotal	1,163	1,171	7

2. Marketable securities and investment securities classified as other securities with market value as of September 30, 2005, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
Corporate shares	122,553	251,236	128,682
Bonds and debentures:			
Government bonds, municipal bonds, etc.	2	2	0
Corporate bonds	282	282	-
Other bonds and debentures	-	-	-
Other	33	33	(0)
Subtotal	122,872	251,555	128,682

3. Major securities with no available fair value as of September 30, 2005, and their book values on the consolidated interim balance sheets

Other securities:

Unlisted stocks ¥15,520 million

Fiscal year ended March 31, 2005

1. Marketable securities and investment securities held to maturity with market value as of March 31, 2005, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
Government bonds, municipal bonds, etc.	489	502	13
Corporate bonds	399	411	11
Others	71	71	0
Subtotal	960	986	25

2. Marketable securities and investment securities classified as other securities with market value as of March 31, 2005, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
Corporate shares	122,514	210,219	87,705
Bonds and debentures:			
Government bonds, municipal bonds, etc.	58	58	-
Corporate bonds	559	559	0
Other bonds and debentures	-	-	-
Other	77	76	(0)
Subtotal	123,210	210,914	87,704

3. Major securities with no available fair value as of March 31, 2005, and their book values on the consolidated balance sheets

Other securities:

Unlisted stocks ¥15,473 million

Half fiscal year ended September 30, 2004

1. Marketable securities and investment securities held to maturity with market value as of September 30, 2004, are summarized as follows:

(Millions of yen)

	Book value	Market value	Unrealized gain (loss)
Government bonds, municipal bonds, etc.	594	614	20
Corporate bonds	419	426	6
Others	51	51	-
Subtotal	1,065	1,092	26

2. Marketable securities and investment securities classified as other securities with market value as of September 30, 2004, are summarized as follows:

(Millions of yen)

	Acquisition costs	Book value	Difference
Corporate shares	122,231	190,425	69,194
Bonds and debentures:			
Government bonds, municipal bonds, etc.	-	-	-
Corporate bonds	686	693	7
Other bonds and debentures	-	-	-
Other	44	46	2
Subtotal	121,961	191,165	69,204

3. Major securities with no available fair value as of September 30, 2004, and their book values on the consolidated balance sheets

Other securities:

Unlisted stocks ¥16,526 million

8. Derivative Transactions

(Millions of yen)

Category	Type of transactions	Half year ended September 30, 2005 (As of September 30,2005)			Fiscal year ended March 31, 2005 (As of March 31, 2005)			Half year ended September 30, 2004 (As of September 30,2004)		
		Contracts outstanding	Market value	Unrealized gain (loss)	Contracts outstanding	Market value	Unrealized gain (loss)	Contracts outstanding	Market value	Unrealized gain (loss)
Currency -related	Forward foreign currency exchange contracts:	9,463	9,736	(105)	5,048	4,899	131	2,099	2,093	(6)
	Currency swaps:	4,741	0	0	5,220	(28)	(28)	135	(3)	(3)
Interest rate -rerated	Interest rate swaps;	20,292	29	29	25,760	24	24	34,149	0	0
	Total			(75)			127			(9)

Notes:

1. The contract amounts of interest rate swap contracts and currency swap contracts in the table above are the basis for calculating exchange amounts of interest and are not the actual exchange amounts. For this reason, these amounts are not indicators of actual market risk and credit risk exposure of the Company and its consolidated subsidiaries.
   The Company and its consolidated subsidiaries make these swap contracts to avert the risks of fluctuations in interest rates and foreign currency rates for funds necessary to conduct their operations, and they do not engage in the trading of derivative financial instruments.
2. The exchange rate prevailing at the end of the half fiscal year (year) for translation of forward foreign exchange transactions is the forward foreign exchange rate.
3. The market value of currency swap and interest rate swap at the end of the half fiscal year (year) in the table above are calculated based on the prices and so on quoted by the correspondent banks and so on.
4. Items for which hedge accounting is applied are excluded from the above table disclosure.

9. Suppliments

* Rounded down to the nearest 0.1 billion yen.

1. Transition of consolidated operating performance

(billions of yen)

	Fiscal year ended March 31, 2002	Half year ended September 30, 2002	Fiscal year ended March 31, 2003	Half year ended September 30, 2003	Fiscal year ended March 31, 2004	Half year ended September 30, 2004	Fiscal year ended March 31, 2005	Half year ended September 30, 2005
Revenues	1,142.9	614.6	1,249.2	680.0	1,398.3	768.1	1,606.0	899.5
Operating income	65.5	41.2	69.1	44.4	91.9	72.6	161.3	80.5
Income before extraordinary items	50.1	30.5	50.3	37.3	74.6	70.3	154.8	79.2
Net income	17.5	7.7	14.2	21.2	34.8	29.7	71.3	48.3

2. Transition of consolidated quarterly results

Fiscal year ending March 31, 2006

	April 1, 2005, to June 30, 2005	July 1, 2005, to September 30, 2005	October 1, 2005, to December 31, 2005	January 1, 2006, to March 31, 2006
Revenues	billions of yen 430.6	billions of yen 468.9	billions of yen	billions of yen
Operating income	36.5	44.0		
Income before extraordinary items	36.3	42.9		
Net income	21.7	26.6		
Net income per share (Basic)	yen 17.85	yen 21.80	yen	yen
Net income per share (Diluted)	-	-		
Total assets	billions of yen 1,549.5	billions of yen 1,719.2	billions of yen	billions of yen
Shareholders's equity	431.1	489.7		
Shareholder's equity per share	yen 353.16	yen 401.21	yen	yen

Fiscal year ended March 31, 2005

	April 1, 2004, to June 30, 2004	July 1, 2004, to September 30, 2004	October 1, 2004, to December 31, 2004	January 1, 2005, to March 31, 2005
Revenues	billions of yen 372.2	billions of yen 395.9	billions of yen 420.5	billions of yen 417.3
Operating income	32.6	40.0	49.7	38.9
Income before extraordinary items	32.0	38.2	46.4	38.0
Net income	17.1	12.6	22.9	18.6
Net income per share (Basic)	yen 14.02	yen 10.36	yen 18.77	yen 14.97
Net income per share (Diluted)	-	-	-	-
Total assets	billions of yen 1,436.6	billions of yen 1,439.4	billions of yen 1,463.0	billions of yen 1,476.2
Shareholders's equity	369.2	381.7	400.4	427.7
Shareholder's equity per share	yen 302.29	yen 312.56	yen 327.99	yen 350.10

Notes: 1 Above results of each three months period (Revenues・Operating income・Income before extraordinary items・Net income) are calculated by subtracting relevant results of three months from April to June, six months from April to September (Interim period), nine months from April to December, and twelve months (full fiscal year).

2. "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

3. Change of ships in possession of the consolidated group

(Vessels which are owned, or shared by NYK and its consolidated subsidiaries are as follows.)

Type of vessel		as of March 31, 2005		Decrease		Increase		as of September 30, 2005	
		Number	K/T(dwt)	Number	K/T(dwt)	Number	K/T(dwt)	Number	K/T(dwt)
Container ships	(owned)	24	881,661	0	0	1	24,378	25	906,039
(including semi-container ship)	(shared)	1	21,813	0	0	0	0	1	21,813
Bulk carries (Capesize)	(owned)	38	5,521,022	0	0	1	203,180	39	5,724,202
	(shared)	5	329,045	0	0	0	0	5	329,045
Bulk carriers (Panamax & Handy size)	(owned)	34	1,452,627	0	0	1	52,223	35	1,504,850
Wood Chip carriers	(owned)	12	537,636	0	0	0	0	12	537,636
Car carriers	(owned)	34	518,398	1	21,523	1	21,453	34	518,328
	(shared)	2	12,942	0	0	0	0	2	12,942
Reefer carriers	(owned)	12	118,766	0	0	0	0	12	118,766
Tankers	(owned)	18	3,872,212	0	0	4	105,604	22	3,977,816
	(shared)	16	1,420,740	0	0	2	123,976	18	1,544,716
LNG carriers	(shared)	22	606,955	0	0	0	0	22	606,955
Cruise ships	(owned)	3	14,797	0	0	0	0	3	14,797
Others	(owned)	14	117,802	2	11,926	1	19,950	13	125,826
	(shared)	3	5,025	0	0	0		3	5,025
Total	(owned)	189	13,034,921	3	33,449	9	426,788	195	13,428,260
	(shared)	49	2,396,520	0	0	2	123,976	51	2,520,496

*Weight tonnage of shared vessels denotes the holding of the company group.

4. Ships under construction of the consolidated group

(Ships under construction of NYK and its consolidated subsidiaries are as follows.)

Type of vessels	Number	K/T(dwt)
Container ships (including semi-container ship)	25	1,816,280
Bulk carries (Capesize)	26	4,131,148
Bulk carriers (Panamax & Handy size)	23	986,500
Wood Chip carriers	14	752,900
Car carriers	17	289,150
Tankers	12	2,559,405
LNG carriers	4	292,400
Others	0	0
Total	121	10,827,783

5. Vessels in service (Consolidated) as of September 30 and March 31, 2005

Type of vessel	As of September 30, 2005		As of March 31, 2005		Change	
	Number	K/T (dwt)	Number	K/T (dwt)	Number	K/T (dwt)
Container ships (including semi-container ship)	144	4,655,345	137	4,395,489	7	259,856
Bulk carriers (Capesize)	89	12,531,137	75	10,577,326	14	1,953,811
Bulik carriers (Panamax & Handy size)	149	6,659,015	142	6,436,828	7	222,187
Wood Chip carriers	46	2,155,312	44	2,046,914	2	108,398
Car carriers	103	1,545,420	98	1,485,724	5	59,696
Reefer carriers	27	252,718	27	252,718	0	0
Tankers	65	10,892,151	61	10,552,485	4	339,666
LNG carriers	22	1,548,410	22	1,548,410	0	0
Cruise ships	4	22,957	4	22,957	0	0
Others	37	382,417	36	338,567	1	43,850
Total	686	40,644,882	646	37,657,418	40	2,987,464

6. Employees of the consolidated group and the Company as of September 30 and March 31, 2005

(単位:人)

	As of September 30, 2005	As of March 31, 2005	Change
Liner Trade	2,698	2,576	122
Other Shipping	1,149	1,066	83
Logistics	13,395	12,120	1,275
Terminal and harbour transport	4,431	4,119	312
Cruise	415	433	△18
Real estate	69	70	△1
Others	3,122	2,600	522
Company-wide (common)	262	248	14
Total	25,541	23,232	2,309

7. Containers in operation (Consolidated)

As of September 30, 2005	As of March 31, 2005	Change
554,072 TEU	506,447 TEU	47,625 TEU (9.40%)

8. Exchange rate

	April 1, 2005 to September 30, 2005	April 1, 2004 to September 30, 2004	Change	April 1, 2004 to March 31, 2005
Average	¥ 109.39 to the dollar	¥ 109.43 to the dollar	Yen up 0.04	¥ 107.46 to the dollar
End of period	¥ 113.19 to the dollar	¥ 111.05 to the dollar	Yen down 2.14	¥ 107.39 to the dollar

		January 1, 2005 to June 30, 2005	January 1, 2004 to June 30, 2004	January 1, 2004 to December 31, 2004
End of period	(US dollar)	¥ 110.62 to the dollar	¥ 108.43 to the dollar	¥ 104.21 to the dollar
	(Euro)	¥ 113.63 to the euro	¥ 131.06 to the euro	¥ 141.61 to the euro

9. Bunker price (Consolidated)

	As of September 30, 2005	As of September 30, 2004	Change
Consumed bunker price	$259.84 per ton	$184.84 per ton	Increase $75.00 per ton

10. Interest bearing debt (Consolidated)

(100 millions of yen)

	As of September 30, 2005	As of March 31, 2005	Change	As of September 30, 2004
Debt	6,108	4,982	1,125	5,245
Bonds	1,068	1,318	-250	1,417
Commercial Paper	290	-	290	100
Total	7,466	6,300	1,165	6,763

FISCAL 2005 INTERIM FINANCIAL HIGHLIGHTS (NON-CONSOLIDATED)

Listed company: Nippon Yusen Kabushiki Kaisha (NYK Line)
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Group +81-3-3284-5986
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058
Date of the Board of Directors meeting on settlement of accounts: November 15, 2005
Interim dividend system: Applied
Start date for payment of interim dividends: December 5, 2005
Unit (*tangen*) stock system: Adopted (unit (*tangen*) stock of shares: 1,000 shares)

1. Financial Results for the half year ended September 30, 2005 (From April 1, 2005, to September 30, 2005)
(1) Non-consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Half year ended September 30, 2005	457,446	11.8	41,688	-9.1	46,132	1.1
Half year ended September 30, 2004	409,130	8.8	45,867	27.5	45,638	43.7
Fiscal year ended March 31, 2005	841,137		101,916		106,641	

	Net income		Net income per share (Basic)
	Millions of yen	%	Yen
Half year ended September 30, 2005	27,410	35.2	22.45
Half year ended September 30, 2004	20,270	5.7	16.59
Fiscal year ended March 31, 2005	53,116		43.41

Notes:
1) Average number of shares outstanding during the period:
Half year ended September 30, 2005: 1,220,839,270 shares,
Half year ended September 30, 2004: 1,221,509,498 shares,
Fiscal year ended March 31, 2005: 1,221,319,390 shares
2) Change in accounting method: None
3) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the same interim period of the preceding year.
4) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of the interim period of the fiscal year.

(2) Dividends

	Interim dividends per share	Annual dividends per share
	Yen	Yen
Half year ended September 30, 2005	9.00	-
Half year ended September 30, 2004	7.50	-
Fiscal year ended March 31, 2005	-	18.00

Note: Breakdown of the interim dividend for the fiscal year ended March 31, 2005:
Commemorative dividend; ¥0.00 Special dividend; ¥0.00

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Half year ended September 30, 2005	997,582	403,640	40.5	330.66
Half year ended September 30, 2004	885,479	330,813	37.4	270.86
Fiscal year ended March 31, 2005	939,085	365,578	38.9	299.34

Notes:
1) Number of issued and outstanding shares at end of the period
Half year ended September 30, 2005: 1,220,716,809 shares,
Half year ended September 30, 2004: 1,221,364,319 shares,
Fiscal year ended March 31, 2005: 1,220,932,249 shares
2) Number of shares of treasury stock at end of the period
Half year ended September 30, 2005: 9,471,264 shares,
Half year ended September 30, 2004: 8,823,754 shares,
Fiscal year ended March 31, 2005: 9,255,824 shares,

2. Non-consolidated Forecast of Financial Results for Fiscal 2005 Ending March 2006 (From April 1, 2005, to March 31, 2006)

	Revenues	Operating income	Income before extraordinary items	Net income	Annual dividend per share	
					Year-end	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Full year	915,000	85,000	92,000	55,000	9.00	18.00

(Reference)
Projected net income per share (full-year): ¥45.06
Performance forecast assumptions:
Exchange rate; ¥110/US$ (October 2005 - March 2006)
Bunker oil price; US$285/MT (October 2005 - March 2006)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.
Refer to the Attachments for the assumptions and related information on forecasts.

10. Non-consolidated Interim Financial Statements

(1) Non-consolidated Interim Balance Sheets

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2005 (As of September 30, 2005)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Half year ended September 30, 2004 (As of September 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	11,764		11,221		542	9,030	
Accounts receivable—trade	67,252		58,215		9,037	54,722	
Short-term loans receivable	83,994		95,115		(11,121)	66,034	
Advance money	1,156		1,043		112	2,176	
Supplies	17,395		11,382		6,012	10,240	
Deferred and prepaid expenses	41,208		34,357		6,850	36,678	
Receivables from agencies	6,908		6,589		318	9,668	
Deferred tax assets	6,179		4,496		1,682	4,348	
Other current assets	18,137		12,655		5,482	15,074	
Allowance for doubtful accounts	(17,382)		(14,976)		(2,405)	(13,916)	
Total current assets	236,614	23.7	220,102	23.4	16,511	194,056	21.9
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	102,170		109,456		(7,286)	116,664	
Buildings	22,823		23,334		(510)	23,686	
Equipment and fixtures	1,639		1,405		234	1,616	
Land	31,121		32,511		(1,389)	32,565	
Construction in progress	227		3,817		(3,589)	3,900	
Others	1,771		1,926		(154)	2,031	
Total vessels, property and equipment, net of accumulated depreciation	159,754	16.0	172,450	18.4	(12,696)	180,465	20.4
(Intangible assets)							
Leasehold	513		513		—	513	
Software	18,857		15,523		3,333	12,380	
Others	153		627		(474)	634	
Total intangible assets	19,524	2.0	16,664	1.8	2,859	13,528	1.5
(Investments and other assets)							
Investment securities	256,529		218,991		37,538	200,376	
Investment in stocks of associated companies	167,599		165,259		2,340	161,456	
Investment in capital of associated companies	3,690		3,690		—	2,308	
Long-term loans receivable	135,370		126,048		9,322	117,126	
Others	27,918		26,691		1,227	26,595	
Allowance for doubtful accounts	(9,509)		(10,933)		1,423	(10,652)	
Total investments and other assets	581,599	58.3	529,746	56.4	51,852	497,210	56.2
Total fixed assets	760,877	76.3	718,862	76.6	42,015	691,204	78.1
Deferred charges							
Bond issue cost	90		120		(30)	217	
Total deferred charges	90	0.0	120	0.0	(30)	217	0.0
Total assets	997,582	100.0	939,085	100.0	58,496	885,479	100.0

(Millions of yen)

Account title	Half year ended September 30, 2005 (As of September 30, 2005)		Year ended March 31, 2005 (As of March 31, 2005)		Increase or decrease	Half year ended September 30, 2004 (As of September 30, 2004)	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Accounts payable—trade	63,604		57,333		6,270	54,569	
Short-term redemption money for bonds	4,000		24,000		(20,000)	34,000	
Short-term bank loans	50,314		41,798		8,516	36,624	
Commercial paper	29,000		-		29,000	10,000	
Accounts payable—other	3,234		2,118		1,115	2,010	
Income taxes payable	18,253		20,183		(1,929)	13,663	
Advance received	27,354		24,548		2,806	25,931	
Deposits received	42,256		41,727		528	32,558	
Payables to agencies	2,977		2,145		832	1,837	
Employees' bonuses accrued	2,787		2,730		56	2,059	
Reserve for EXPO 2005, AICHI, JAPAN	—		31		(31)	—	
Other current liabilities	8,093		10,976		(2,882)	7,132	
Total current liabilities	251,877	25.2	227,594	24.3	24,282	220,387	24.9
Long-term liabilities							
Bonds	102,800		106,800		(4,000)	106,800	
Long-term debt	190,029		199,888		(9,858)	197,086	
Deferred tax liabilities	29,331		17,241		12,090	7,875	
Reserve for employees' retirement benefits	1,095		1,612		(517)	1,563	
Reserve for directors' retirement benefits	—		960		(960)	689	
Reserve for periodic dry docking of vessels	1,874		2,534		(660)	3,725	
Reserve for EXPO 2005, AICHI, JAPAN	—		—		—	23	
Other long-term liabilities	16,933		16,876		57	16,512	
Total long-term liabilities	342,064	34.3	345,912	36.8	(3,848)	334,277	37.7
Total liabilities	593,942	59.5	573,507	61.1	20,434	554,665	62.6
SHAREHOLDERS' EQUITY							
Common stock	88,531	8.9	88,531	9.4	—	88,531	10.0
Additional paid-in capital							
Capital reserve	93,198	9.4	93,198	9.9	—	93,198	10.5
Retained earnings	149,056	14.9	134,565	14.4	14,490	110,879	12.5
Legal reserve	13,146		13,146		—	13,146	
Voluntary reserves							
Reserve for dividends	50		50		—	50	
Reserve for special depreciation	3,420		4,685		(1,264)	4,685	
Investment loss reserve	2		3		(0)	3	
Reserve for advanced depreciation of fixed assets	3,102		3,062		39	3,062	
General reserve	73,324		48,324		25,000	48,324	
Unappropriated retained earnings	56,009		65,292		(9,282)	41,606	
Net unrealized holding gains on other securities	76,452	7.7	52,740	5.6	23,711	41,418	4.7
Treasury stock	(3,597)	-0.4	(3,457)	-0.4	(139)	(3,213)	-0.3
Total shareholders' equity	403,640	40.5	365,578	38.9	38,062	330,813	37.4
Total liabilities and shareholders' equity	997,582	100.0	939,085	100.0	58,496	885,479	100.0

(2) Non-consolidated Interim Statements of Income

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Half year ended September 30, 2005 [From April 1, 2005, to September 30, 2005]		Half year ended September 30, 2004 [From April 1, 2004, to September 30, 2004]		Increase or decrease	Year ended March 31, 2005 [From April 1, 2004, to March 31, 2005]	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues							
Revenue from shipping business	453,174		404,716		48,458	832,526	
Revenue from other businesses	4,272		4,414		(142)	8,611	
Total revenues	457,446	100.0	409,130	100.0	48,316	841,137	100.0
Operating costs and expenses							
Costs and expenses for shipping business	390,833		338,862		51,970	691,675	
Costs and expenses for other businesses	3,238		3,332		(93)	6,433	
General and administrative expenses	21,686		21,068		618	41,112	
Total operating costs and expenses	415,758	90.9	363,263	88.8	52,495	739,221	87.9
Operating income	41,688	9.1	45,867	11.2	(4,178)	101,916	12.1
Other income							
Interest and dividend income	6,191		4,119		2,071	12,352	
Others	2,683		662		2,020	2,475	
Total other income	8,874	1.9	4,782	1.2	4,092	14,828	1.8
Other expenses							
Interest expenses	3,838		4,331		(492)	8,274	
Others	591		678		(87)	1,829	
Total other expenses	4,430	0.9	5,010	1.2	(579)	10,103	1.2
Income before extraordinary items	46,132	10.1	45,638	11.2	493	106,641	12.7
Extraordinary gains							
Gain on sale of vessels, property and equipment	659		339		319	1,216	
Gain on sale of investment securities	7		2,693		(2,686)	2,875	
Other extraordinary gains	1,671		449		1,222	1,591	
Total extraordinary gains	2,338	0.5	3,482	0.8	(1,144)	5,683	0.7
Extraordinary losses							
Loss on sale of vessels, property and equipment	162		102		60	723	
Loss on devaluation of investment securities	105		1,862		(1,756)	1,637	
Provision for allowance for doubtful accounts	3,340		6,887		(3,546)	14,908	
Impairment loss on fixed assets	—		8,692		(8,692)	8,692	
Other extraordinary losses	1,879		406		1,473	2,482	
Total extraordinary losses	5,489	1.2	17,952	4.4	(12,462)	28,445	3.4
Income before income taxes	42,981	9.4	31,169	7.6	11,811	83,879	10.0
Income taxes—current	19,388	4.2	13,547	3.3	5,840	30,986	3.7
Income taxes—deferred	(3,818)	-0.8	(2,647)	-0.7	(1,170)	(223)	-0.0
Net income	27,410	6.0	20,270	5.0	7,140	53,116	6.3
Surplus brought forward	28,599	6.2	21,336	5.2	7,262	21,336	2.5
Interim dividend	—	—	—	—	—	9,160	1.1
Unappropriated retained earnings	56,009	12.2	41,606	10.2	14,403	65,292	7.7

3. Significant Accounting Policies

1. Valuation basis and method for assets
Stocks of subsidiaries and affiliates are stated at cost being determined by the moving average cost method.

Other securities with market quotes are stated at the average of market value for the last month of the half fiscal year. (All appraisal differentials are capitalized and costs of sales are computed by the moving average method.)
Other securities without market quotes are stated at cost, with cost being determined by the moving average method.

Derivatives are valued at market quotation.

Valuation basis and method for inventories
Bunker oil is stated at the lower of cost or market quotation, with cost determined by the moving average method.
Vessel supplies and other inventories are stated at cost being determined by the first-in, first-out method.

2.Depreciation method of fixed assets
Tangible fixed assets:
Vessels and buildings are depreciated by the straight-line method based on the Japanese Corporation Tax Law.
Other tangible fixed assets are depreciated by the declining-balance method based on the Japanese Corporation Tax Law.

Intangible assets:
Computer software is amortized by the straight-line method based on the length of period it can be used internally (five years).
Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

3. Accounting standards for reserves
Allowance for doubtful accounts:
To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company sets aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

Employees' bonuses accrued:
The employees' bonuses accrued are provided for the portion relevant to the current half year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits:
To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's retirement benefit obligation and the estimated fair value of pension assets supposed to have occured during this half fiscal year.
Unrecognized net actuarial differences are amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plan (8 years).

Reserve for directors' retirement benefits:
The abolition of retirement benefits system for directors and corporate auditors was decided on, and the payment of retirement benefit for termination was approved in the Ordinary General Meeting of Shareholders held on June 28, 2005. In accordance with this resolution, reserve for directors' retirement benefits which have been provided before are transferred to Other long-term liabilities.

Reserve for periodic dry-docking of vessels:
The reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

4. Accounting for leases
Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

5. Method of accounting for hedge transactions
For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required conditions under the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company evaluates the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

6. Transactions subject to the consumption tax and local consumption tax are recorded at amounts exclusive of the consumption taxes.

[Notes to Financial Statements]

1. Accumulated depreciation	¥312,373 million
2. Advanced depreciation of tangible fixed assets	¥447 million
3. Guarantees of loans	¥832,470 million
Joint and several obligations borne by other debtors	¥47,292 million

4. Marketable Securities (Stocks of subsidiaries and affiliates with market value)

(Millions of yen)

Category	Half year ended September 30, 2005 (As of September 30, 2005)			Fiscal year ended March 31, 2005 (As of March 31, 2005)			Half year ended September 30, 2004 (As of September 30, 2004)		
	Book value	Market value	Unrealized gain	Book value	Market value	Unrealized gain	Book value	Market value	Unrealized gain
Stocks of subsidiaries	2,309	48,692	46,383	2,309	60,759	58,450	2,309	44,884	42,575
Stocks of affiliates	4,116	21,923	17,806	4,116	24,253	20,136	4,116	20,537	16,420
Total	6,425	70,616	64,190	6,425	85,012	78,587	6,425	65,421	58,995

For Immediate Release

August 26th, 2004

To whom it may concern:

Nippon Yusen Kabushiki Kaisha
Koji Miyahara, President
Code No: 9101, Tokyo/Osaka/Nagoya Stock Exchange (TSE), 1st Section
Contact: Naoki Takahata, Director
Finance Group
Tel. +81-3-3284-6008

Nippon Yusen Kabushiki Kaisha (NYK Line) applies for delisting its shares from the Frankfurt Stock Exchange

NYK Line (hereafter referred to as the "Company") decided today at the meeting of its Board of Directors to apply to the Frankfurt Stock Exchange for the delisting of the Company's shares.

1. The reason for the withdrawal from the Frankfurt Stock Exchange

The trading volume of the Company's shares at the Frankfurt Stock Exchange is very low and the costs of maintaining the listing are no longer justified. The Company believes the delisting will have little effect on the shareholders and investors because the Company's shares will continue to be listed on the Tokyo Stock Exchange, the Osaka Stock Exchange and the Nagoya Stock Exchange.

2. Delisting Schedule

The application for the delisting from the Frankfurt Stock Exchange will be made around the middle of September 2004, and the delisting will be expected to be completed subject to the Frankfurt Stock Exchange delisting procedures by the end of March 2005.

April 25, 2005

Company name: Nippon Yusen Kabushiki Kaisha (NYK Line)
Representative: Koji Miyahara, President
Code#: 9101
1st Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
Inquiries to: Makoto Igarashi
Director, IR Group
+81-3-3284-6009

Revision of Forecast Dividend for Fiscal Year Ended March 31, 2005

Nippon Yusen Kaisha (NYK) has resolved to make a revision in its forecast year-end dividend per share for the fiscal year April 1, 2004 to March 31, 2005.

1. Reason for revision of forecast dividend

NYK considers the return of profits to its shareholders as one of its most significant management issues. Therefore, the Company's basic policy is the consistent distribution of stable dividends. To make decisions on the distribution of dividends, the Company takes its forecast business results, dividend payout ratio and other relevant issues into consideration in a comprehensive manner. Additionally, the Company pays attention to its business development with an eye on the expansion of the maritime industry and other logistics-related businesses. Moreover, the Company carefully observes the standard of retained earnings to flexibly accommodate fluctuations in market conditions in the maritime industry.

Based on this fundamental policy, the Company formerly scheduled to distribute 7.50 yen for its year-end dividend per share for the fiscal year ended March 31, 2005; however, in commemoration of the 120th anniversary of the foundation of the Company and in response to its shareholders' continual support, the Company has decided to increase its year-end dividend per share for the fiscal year ended March 31, 2005 by 3.00 yen to 10.50 yen, including a commemorative dividend of 2.00 yen. Consequently, the annual dividend per share will amount to 18.00 yen, including the commemorative dividend of 2.00 yen.

2. Specific revisions

	Actual interim dividend	Forecast year-end dividend	Forecast annual dividend
Previous forecast (announced on February 9, 2005)	7.50 yen	7.50 yen	15.00 yen
Revised forecast (commemorative dividend)	7.50 yen	10.50 yen (2.00 yen)	18.00 yen (2.00 yen)
Reference: Actual dividend for the previous fiscal year	5.00 yen	5.00 yen	10.00 yen

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005 Japan Tel: +81-3-3284-5058 http://www.nyk.co.jp/

February 24, 2005

NYK to Reshuffle Top Management

Nippon Yusen Kaisha (NYK), at a meeting of its Board of Directors on February 24, decided upon changes in its lineup of Directors, effective April 1, 2005, and approved a plan for the new lineup of Directors, which will be referred to at the 118th Ordinary General Meeting of Shareholders and the ensuing meeting of the Board of Directors, both scheduled for late June.

1. Directors* to retire on March 31, 2005

Tsugio Yamada	Scheduled to serve as NYK Advisor upon retirement
Koichiro Shoji	To continue to serve as Chief Executive Officer, Japan Marine Science Inc.

Note: Tsugio Yamada and Koichiro Shoji will retire at the expiration of their terms of service.

*These Directors are not regulated by the Commercial Code of Japan.

2. Changes in the lineup of Directors, scheduled for April 1, 2005 (resolved on February 24, 2005)

	[Present post]	[New post]
Yukio Ozawa	Senior Managing Director	Executive Vice President
Michio Tamiya	Managing Director	Senior Managing Director
Yasushi Yamawaki	Managing Director	Senior Managing Director
Tadatoshi Mamiya	Executive Vice President*	Director
Koji Usami	Senior Managing Director*	Director
Koichi Aoki	Managing Director*	Director
Masahiro Aoyama	Director*	Director

Note: Tadatoshi Mamiya and Koji Usami will resign as Directors with the right to represent NYK, on March 31, 2005.

*Those Directors holding concurrent posts will resign from their post of Director, which is not regulated by the Commercial Code of Japan, on March 31, 2005. Their new post of Director will be regulated by the Commercial Code of Japan.

3. New Directors* to be named on April 1, 2005 (resolved on February 24, 2005)

(1) Present Post (2) New Post

Mitsutoshi Nawa	(1) President, NYK Cruise Co., Ltd. (2) Director (in charge of Cruise Enterprise Group)
Saburo Yamagata	(1) President, NYK LOGISTICS (AMERICA) INC. (2) Director (President, NYK LOGISTICS (AMERICA) INC.)
Takamaru Ishida	(1) CEO, NYK SHIPMANAGEMENT PTE LTD. (2) Director (CEO, NYK SHIPMANAGEMENT PTE LTD.)
Toshinori Yamashita	(1) General Manager, Liner Service Sales Group (2) Director (President, NYK Line Japan Co., Ltd.)
Hiroshi Hattori	(1) Chairman, NYK LOGISTICS (CHINA) CO., LTD. (2) Director (Vice Representative in China, Chairman, NYK LINE (CHINA) CO.,LTD, NYK LOGISTICS (CHINA) CO., LTD.)
Naoya Tazawa	(1) General Manager, Human Resources Group (2) Director (General Manager, Human Resources Group)
Yasuyuki Usui	(1) General Manager, Container Trade Management Group (2) Director (General Manager, Container Trade Management Group)
Tadaaki Naito	(1) General Manager, Petroleum Group (2) Director (General Manager, Petroleum Group)
Lanny Vaughn	(1) President, GST CORPORATION (2) Director (President, GST CORPORATION)

*These Directors are not regulated by the Commercial Code of Japan.

4. Changes in the lineup of Directors expected after the 118th Ordinary General Meeting of Shareholders, to be held late in June 2005

(1) Retiring Directors

Tadatoshi Mamiya, to retire as Executive Vice President and to serve as Director from April 1, 2005 (scheduled to serve as NYK Special Advisor after retirement)

Koji Usami, to retire as Senior Managing Director and serve as Director from April 1, 2005 (scheduled to serve as NYK Advisor after retirement)

Koichi Aoki, to retire as Managing Director and serve as Director from April 1, 2005 (scheduled to serve as NYK Advisor after retirement)

Masahiro Aoyama, to serve as NYK Advisor after retirement

Note: Tadatoshi Mamiya and Koji Usami will resign from their present posts, while Koichi Aoki and Masahiro Aoyama will retire at the expiration of their terms of service.

(2) Retiring Corporate Auditor

Ryuji Narisada, Corporate Auditor (full-time)
Note: Narisada will retire at the expiration of his term of service.

(3) New Directors

(On February 24, 2005, nominations of candidates for Director posts were approved. The appointment of Managing Directors is scheduled to be concluded at the meeting of the Board of Directors which will be held after the 118th Ordinary General Meeting of Shareholders.)

	[Present post]	[New post]
Hiroyuki Shimizu	Director*	Managing Director
Motoo Igawa	Director*	Managing Director
Masamichi Morooka	Director*	Managing Director
Susumu Kikuchi	Director*	Director

*These Directors are not regulated by the Commercial Code of Japan, but their new post of Director will be regulated by the Commercial Code of Japan.

(4) New Corporate Auditor

(On February 24, 2005, the nomination for the post of Auditor was approved.)

Shigeru Shimizu

[Present post]	General Manager, General and Legal Affairs Group
[New post]	Corporate Auditor (full-time)

November 11, 2004

Company name: Nippon Yusen Kabushiki Kaisha (NYK Line)
Representative: Koji Miyahara, President
Code #: 9101
1st Sections of Tokyo Stock Exchange,
Osaka Securities Exchange, and
Nagoya Stock Exchange
Inquiries to: Naoki Takahata
Director, General Manager of Finance Group
Telephone: 03-3284-6008 (Japan)
+81-3-3284-6008 (from abroad)

Revision of Forecast Dividend for Fiscal 2004, Ending March 31, 2005

Nippon Yusen Kabushiki Kaisha (NYK Line) decided to increase its interim dividend per share for the fiscal year ending March 31, 2005 at the Board Meeting held on November 11, 2004. Additionally, the forecast year-end and annual dividend per share has been also revised. Details are as follows:

1. Reasons for revision of forecast dividend
The Company positions the distribution of profits to its shareholders as one of the most significant management issues. Taking its forecast business results, dividend payout and other relevant items into consideration in a comprehensive manner, the Company decides the distribution of profits based on the principle of maintaining a stable dividend. Upon determination of the dividend, the Company also pays attention to its future business development in the marine and other distribution industries and the standard for retained earnings to accommodate changes in market conditions in the shipping industry.

Viewing the actual business results for the first half of the fiscal year, forecast business results for the full fiscal year, and financial position in a comprehensive fashion, the Company has decided to distribute an interim dividend of 7.50 yen per share to its shareholders. Forecast year-end dividend per share has been also decided to be increased to 7.50 yen, resulting in the revised forecast annual dividend of 15.00 yen per share.

2. Specific revision

	Interim dividend per share	Year-end dividend per share	Annual dividend per share
Revision and forecast	7.50 yen	7.50 yen	15.00 yen
Previous forecast (May 17, 2004)	5.00 yen	5.00 yen	10.00 yen
Reference: Actual dividend per share for the previous fiscal year	5.00 yen	5.00 yen	10.00 yen

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIERS
Yusen Building 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/

March 23rd, 2005

NYK Group sets New Midterm Management Plan

"New Horizon 2007"

NYK Group has established the new medium-term management plan "New Horizon 2007," for a period of three fiscal years from April 2005 - March 2008.

By the end of the 2007 fiscal year NYK Group seeks to achieve consolidated revenues of 1.8 trillion yen (equivalent to US$18 billion), operating income of 160 billion yen (equivalent to US$1.6 billion) and net income of 95 billion yen (equivalent to approximately US$0.95 billion). Taking a view toward fiscal year 2010 the Group has set a target for consolidated revenues to exceed 2 trillion yen (equivalent to US$20.0 billion).

"New Horizon 2007" focuses on dynamic growth and the stabilization of corporate fundamentals. These three key strategies are explained fully overleaf but in summary are:

1. Expansion of Maritime Business
   - Investing 1.38 trillion yen (equivalent to US$13.8 billion) from 2005 to 2010 on fleet expansion.

2. Evolution Towards a Logistics Integrator
   - Incorporating the large scale fleet and international transport network covering sea,land and air.

3. Enhancement of Corporate Fundamentals
   - To meet stakeholder expectations.

* exchange rate is based on US$=100yen which is applied in the new management plan.

Strategy 1: Expansion of Maritime Business

To accommodate the expected continuous increase in the marine transport volume on a global scale, NYK Group will proactively expand the scale of its fleet, centring on the bulk / energy transport business. For six years from fiscal 2005 to 2010, the Group will invest 1.38 trillion yen (equivalent to US$13.8 billion) to conduct fleet expansion to 880 ships, from the current 660 ships. On another front, the Group will strive to secure long-term stable contracts and promote cost reduction efforts to correspond with a possible future declining trend of the market and also to stabilize the income level. Through this strategy, the NYK Group will continuously focus on the maritime transport business as its main line of business.

"NYK Group will continuously strive to offer high quality service in all the sectors, in which it operates at a competitive value for our customers. We aim to ensure that our clients are able to enjoy the twin benefits of the economy of scale and quality of service that are the core of our business," said Koji Miyahara, president of NYK Group.

Strategy 2: Evolution Towards a Logistics Integrator

Logistics systems have become increasingly complicated and diverse, particularly in the automotive, electronics and retail industries, which used to demand simple transport systems, i.e. from port to port, or door to door. The previous management plan of "Forward 120" also highlighted customer needs for sophisticated logistics, and now "New Horizon 2007" will further advance NYK Group's strategic vision to evolve towards a "Logistics Integrator". One that offers integrated logistics services through the use of the world's leading hardware - covering our ships at sea, trucks and rail on land and planes in the sky - and software – via our electronic international transport network.

"Our integrated logistics services will use the hardware of a globally leading fleet and the software of an international transport network that spans the sea, land and air. We believe we have a unique supply management capability. We can manage integrated logistics to serve the interests of the manufacturer and the retailer," said Mr. Miyahara.

Strategy 3: Enhancement of Corporate Fundamentals

To meet customers', shareholders' and other stakeholders' expectations, NYK Group aims to further enhance its corporate fundamentals to underpin the above-mentioned strategies. NYK Group will primarily focus on the safe operations of our ships, trucks and planes - the most significant and fundamental management issue - and on environmentally responsible business administration. Additionally, NYK will further strengthen its technology and improve training and education functions centring on our Monohakobi Technology Institute (MTI). Furthermore, NYK Group will proactively develop a management system based on information technology and provide personnel training for all Group companies around the world. In April 2005, NYK will establish the "Corporate Social Responsibility (CSR) Management Headquarters," headed by President, Koji Miyahara, with the aim of further strengthening and promoting CSR activities.

"In 2005, NYK will celebrate the 120th anniversary of its founding. With an eye on the next 120 years, the NYK Group strives to develop strong partnerships with its customers based on trust and respond to their expectations through "Monohakobi" ("Monohakobi" is Japanese for the "transportation of goods"). Moreover NYK Group aspires to contribute to the achievement of a better global society as an exemplary corporate citizen," said Mr. Miyahara.

Envisioning the ideal corporate image to be formed in 2010 on the foundation of the "New Horizon 2007," all NYK Group members are committed to fulfil the steady implementation of the new three-year management plan as a united team.

NYK Group is a global maritime service provider with strong presence in the logistics sector. NYK Group currently employs 33,000 staff and operates 660 ships in the container, car transport, LNG, tanker, dry cargo, specialized cargo and cruise industry worldwide. As well as maritime shipment, the company is also engaged in sea, land and air transportation. NYK Group is both expanding its global bulk & energy service as well as strengthening its logistics businesses based on the container, logistics and car carrier divisions.

TOKYO, MARCH 23, 2005

News Release

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel +81-3-3284-5358 http://www.nykline.co.jp/ prteam@jp.nykline.com

For further information please contact: NYK Line Corporate Communication Group
No.1 Public Relations Team 81 (3) 3284 5190

NYK LINE **News Release** NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

March 31, 2005

NYK Introduces New Luxury Ship to the Japanese Market - Crystal Harmony Replaces Asuka to Meet Growing Luxury Cruise Demand

Nippon Yusen Kaisha (NYK) will replace its cruise ship Asuka with the luxury cruise ship Crystal Harmony from spring 2006. The Crystal Harmony will be renamed Asuka II (flag of registry: Japanese).

Asuka (Gross tonnage 28,856 tons, flag of registry: Japanese) is currently in operation under management of Yusen Cruises Co. Ltd., a 100 percent subsidiary company of NYK. Crystal Harmony (Gross tonnage 48,621 tons, flag of registry: Panamanian) is currently operated and managed by Crystal Cruises Inc., a NYK affiliate in the United States.

The decision to replace the Asuka took into account a desire to increase guest capacity in response to an over-demand for places on the Asuka, particularly during summer. In the summer season, the Asuka, which has a capacity of 592 guests, is often fully occupied, meaning many potential customers miss out on the cruises they desire. Replacing the ship with the Crystal Harmony will increase guest capacity to 720.

The new cruise ship will also improve customer service. Crystal Harmony will be remodeled to meet the needs of the Japanese market. In particular, a new public space will be added in the form of traditional Japanese spa, similar to the highly regarded spa in the original Asuka. When remodeled and introduced from spring 2006, the Asuka II will be a luxury cruise ship meeting Japanese specifications and the highest international standards.

The ship, which was originally constructed in Japan and has an elegant body, will provide an environment in which customers will experience the Japanese hospitality and service that has become synonymous with the Asuka.

NYK Group is a global maritime service provider with strong presence in the logistics sector. NYK Group currently employs 33,000 staff and operates 660 ships in the

container, car transport, LNG, tanker, dry cargo, specialized cargo and cruise industry worldwide.

NYK Group carries out its cruising business operations in Japan, North America and Australia and is placed near the top of the rankings worldwide for its cruise ship fleet, providing passengers with unparalleled satisfaction.

March 31, 2005

Company name: Nippon Yusen Kabushiki Kaisha (NYK Line)
Representative: Koji Miyahara, President
Code#: 9101
1st Sections of Tokyo Stock Exchange,
Osaka Securities Exchange, and
Nagoya Stock Exchange
Inquiries to: Shigeru Shimizu
General Manager, General and Legal Affairs Group
+81-3-3284-5094

NYK to Newly Appoint an Representative Director

Nippon Yusen Kaisha (NYK), at a meeting of its board of directors on March 31, decided upon a new appointment to the position of representative director, effective April 1, 2005. This change was added to lineup of representative directors. (Please refer to "NYK to Reshuffle Top Management" dated February 24).

New Representative Director to be named on April 1, 2005 (resolved on March 31, 2005)

	(1) Present Post	(2) New Post
Takahiro Ota	(1) Managing Director	(2) Managing Director※

※This mark denotes representative director.

April 25, 2005

Company name: Nippon Yusen Kabushiki Kaisha (NYK Line)

Representative: Koji Miyahara, President
Code#: 9101
1st Sections of Tokyo Stock Exchange,
Osaka Securities Exchange, and
Nagoya Stock Exchange
Inquiries to: Makoto Igarashi
Director, IR Group
+81-3-3284-6009

Revision of Forecast Dividend for Fiscal Year Ended March 31, 2005

Nippon Yusen Kaisha (NYK) has resolved to make a revision in its forecast year-end dividend per share for the fiscal year April 1, 2004 to March 31, 2005.

1. Reason for revision of forecast dividend

NYK considers the return of profits to its shareholders as one of its most significant management issues. Therefore, the Company's basic policy is the consistent distribution of stable dividends. To make decisions on the distribution of dividends, the Company takes its forecast business results, dividend payout ratio and other relevant issues into consideration in a comprehensive manner. Additionally, the Company pays attention to its business development with an eye on the expansion of the maritime industry and other logistics-related businesses. Moreover, the Company carefully observes the standard of retained earnings to flexibly accommodate fluctuations in market conditions in the maritime industry.

Based on this fundamental policy, the Company formerly scheduled to distribute 7.50 yen for its year-end dividend per share for the fiscal year ended March 31, 2005; however, in commemoration of the 120th anniversary of the foundation of the Company and in response to its shareholders' continual support, the Company has decided to increase its year-end dividend per share for the fiscal year ended March 31, 2005 by 3.00 yen to 10.50 yen, including a commemorative dividend of 2.00 yen. Consequently, the annual dividend per share will amount to 18.00 yen, including the commemorative dividend of 2.00 yen.

2. Specific revisions

	Actual interim dividend	Forecast year-end dividend	Forecast annual dividend
Previous forecast (announced on February 9, 2005)	7.50 yen	7.50 yen	15.00 yen
Revised forecast (commemorative dividend)	7.50 yen	10.50 yen (2.00 yen)	18.00 yen (2.00 yen)
Reference: Actual dividend for the previous fiscal year	5.00 yen	5.00 yen	10.00 yen

July 12, 2005

Company name:	Nippon Yusen Kabushiki Kaisha (NYK Line)
Representative:	Koji Miyahara, President
Code #:	9101
	1st Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
Inquiries to:	Hiroshi Hiramatsu
	General Manager, Corporate Planning Group
	Telephone: 03-3284-5707(Japan)
	+ 81-3-3284-5707 (From abroad)

NCA to Become a Subsidiary of NYK

Nippon Yusen Kaisha (NYK) has reached an agreement in a board meeting held today on the acquisition of Global Logistic Investments (GLI) shares that are presently owned by All Nippon Airways (ANA). GLI currently holds 55.2 percent of Nippon Cargo Airline (NCA) shares. Upon completion of this stock acquisition, NCA will become a subsidiary of NYK.

I. Agreement to make NCA a subsidiary of NYK

1. Reason for stock acquisition

   With the expected rapid growth of the airfreight market, NYK aims to expand business operations, improve customer satisfaction, and achieve high cost performance by making NCA an NYK subsidiary. NYK believes that the acquisition of NCA is an important move to raise global competitiveness and improve the corporate values of all group companies.

2. Outline of NCA (as of March 31, 2005)

   (1) Corporate name: Nippon Cargo Airlines Co., Ltd.

   (2) Representative: Takuro Uchiyama, President

   (3) Head office: 5-2, Higashi Shinbashi 1-chome, Minato-ku, Tokyo

   (4) Established: September 21, 1978

(5) Principal businesses: Scheduled air transportation services
(6) Fiscal year end: March 31
(7) Number of employees: 779
(8) Capital: 21.6 billion
(9) Number of shares issued: 432,000,000
(10) Major shareholders and percentage of holdings:

Nippon Yusen Kabushiki Kaisha	27.59 %
All Nippon Airways Co., Ltd.	27.59 %
Kawasaki Kisen Kaisha, Ltd.	13.19 %
Mitsui O.S.K. Lines, Ltd.	13.19 %
Nippon Express, Co., Ltd.	3.13 %
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	2.35 %
Mitsui Sumitomo Insurance Co., Ltd.	1.68 %

(11) Relationship with NYK: One director and one member from the NYK management committee serve concurrently as directors of NCA.
(12) Performance for the past three fiscal years

(Millions of yen)

	March 31, 2003	March 31, 2004	March 31, 2005
Net sales	90,960	92,562	96,499
Ordinary income	1,355	2,428	143
Net income	521	1,453	12
Net assets	81,075	80,207	86,605
Stockholders' equity	20,271	21,672	21,649

3. Numbers of stocks acquired and pre/post stock acquisition status

(1) Number of shares owned before acquisition:
119,978,500
(Percentage of holdings: 27.77 %)
(Number of voting rights: 119,978)

(2) Number of shares owned after acquisition:
239,162,000
(Percentage of holdings: 55.36 %)
(Number of voting rights: 239,162)

The figures above include 795,000 shares (Number of voting rights: 795) owned by Yusen Air & Sea Service Co., Ltd., which is NYK's subsidiary.

II. Agreement to make GLI a subsidiary of NYK

1. Reason for stock acquisition

NYK and ANA, the biggest shareholders of NCA, have been supporting management of NCA, which is an equity-method affiliate of both companies. NYK and ANA are planning to transfer NCA shares to their wholly owned subsidiaries and then proceed to amalgamate these subsidiaries. GLI, the remaining company after the merger, is to own 55.2 % of NCA shares.

NYK has reached an agreement in its board meeting that NYK will acquire the GLI shares presently owned by ANA. NCA will become an NYK subsidiary, while GLI will become a wholly owned subsidiary, strengthening the airfreight operations of the NYK Group.

2. Outline of GLI (as of August 5, 2005 Plan)

(1) Corporate name: Global Logistic Investments
(2) Representative: Hiroshi Hiramatsu
(3) Head office: 17-4, Nishi Shinbashi 2-chome, Minato-ku, Tokyo
(4) Established: March 1, 2002
(5) Principal businesses: Investments business
(6) Fiscal year end: March 31
(7) Capital: 10 million yen
(8) Number of shares issued: 400
(9) Major shareholders and percentage of holdings:

Nippon Yusen Kabushiki Kaisha	50 %
All Nippon Airways Co., Ltd.	50 %

(10) Performance for the past three fiscal years: N/A

3. Outline of ANA

(1) Corporate name: All Nippon Airways Co., Ltd.
(2) Representative: Mineo Yamamoto, President

(3) Head office: 5-2, Higashi Shinbashi 1-chome, Minato-ku, Tokyo

(4) Principal businesses: Air transportation services

(5) Relationship with NYK: N/A

4. Numbers of stocks acquired and pre/post stock acquisition status

(1) Number of shares owned before acquisition:
200
(Percentage of holdings: 50 %)
(Number of voting rights: 200)

(2) Number of shares acquired:
200
(Number of voting rights: 200)

(3) Number of shares owned after acquisition:
400
(Percentage of holdings: 100 %)
(Number of voting rights: 400)

III. Date of corporate transaction

August 5, 2005 (Date of completion of GLI stock acquisition)

IV. Performance forecasts after stock acquisition

When NCA becomes NYK's subsidiary, the consolidated forecasts need modification. Notification will be given as soon as possible after modification of the forecasts has been completed.

November 15, 2005

Company name: Nippon Yusen Kabushiki Kaisha (NYK Line)
Representative: Koji Miyahara, President
Code#: 9101
1st Sections of Tokyo Stock Exchange,
Osaka Securities Exchange, and
Nagoya Stock Exchange
Inquiries to: Makoto Igarashi
Director, IR Group
+81-3-3284-6009

Revision of Forecast Dividend for Fiscal Year Ended March 31, 2005

At the board meeting held on November 15, 2005, Nippon Yusen Kaisha (NYK Line) decided to increase its interim dividend per share for the fiscal year ending March 31, 2006. Additionally, the forecast year-end and annual dividend per share has also been revised. Details follow.

1. Reason for revision of forecast dividend

NYK considers the return of profits to its shareholders as one of its most significant management issues. Therefore, the company's basic policy is the consistent distribution of stable dividends. To make decisions on the distribution of dividends, the company takes its forecast business results, dividend payout ratio, and other relevant issues into consideration in a comprehensive manner. Additionally, the company pays attention to its business development with an eye on the expansion of the maritime industry and other logistics-related businesses. Moreover, the company carefully observes the standard of retained earnings to flexibly accommodate fluctuations in market conditions in the maritime industry.

Taking into account the company's overall financial condition, interim financial performance, and forecast performance for the full fiscal year, we intend to pay a year-end dividend of ¥9.00 per share, combined with an interim dividend of ¥9.00 per share, resulting in an annual dividend of ¥18.00 per share for the current fiscal year.

2. Specific revision

	Interim dividend per share	Year-end dividend per share	Annual dividend per share
Latest change	¥9.00	¥9.00	¥18.00
Previous forecast	¥8.00	¥8.00	¥16.00
Last fiscal year, ended March 31, 2005	¥7.50	¥10.50 including a ¥2.00 commemorative dividend	¥18.00 including a ¥2.00 commemorative dividend

November 15, 2005

Company Name:	Nippon Yusen Kabushiki Kaisha (NYK Line)
Representative:	Koji Miyahara, President
Code #:	9101
	1st Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
Inquiries to:	Hiroshi Hiramatsu General Manager, Corporate Planning Group Telephone: 03-3284-5707 (Japan) + 81-3-3284-5707 (from abroad)

Introduction of Next-Generation Freighter—Boeing 747-8F

In a board meeting held today, Nippon Yusen Kaisha (NYK) approved the introduction of the Boeing 747-8F aircraft by Nippon Cargo Airlines (NCA), NYK's consolidated subsidiary.

NCA will receive delivery of the B747-8F aircraft (eight firm orders and six options) from 2009, following the delivery of eight B747-400F aircraft that NCA began receiving in 2005. NCA will accelerate the retirement of the B747-200F/SF aircraft in order to achieve more cost-effective and competitive operations.

1. Purpose of Freighter Renewal

As of October 31, 2005, NCA was operating eleven B747-200F/SF and two B747-400F aircraft.

After delivery of eight B747-400F aircraft began in 2005, NCA ordered the B747-8F aircraft in order to accelerate retirement of the B200F/SF aircraft. By doing so, the company aims to reduce fixed costs and operating costs and improve aircraft utilization in order to strengthen global cost competitiveness.

The introduction of these new freighters will expand business operations, improve customer satisfaction, and achieve high cost performance in the

airfreight market, which is expected to grow rapidly. NYK believes that the introduction of these new freighters is the best decision to increase its competitiveness and subsequently improve the corporate values of all group companies.

2. Operational Improvement and Environmental Concerns

The Boeing 747-8F is the next-generation Boeing 747. The freighter is superior in freight operating performance in comparison to other jumbo-jet freighters, and is also environmentally friendly.

The B747-8F can haul a payload of more than 130 tons and is equipped with environmentally friendly engines that are quiet and reduce emissions of carbon dioxide and nitrogen oxide. The freighter is very similar to the B747-400F, which NCA is in the process of introducing, and is the main type of jumbo-jet freighter around the world.

NCA will continue to strive to develop global operations from Japan and Asia by further ensuring safe operations and proper maintenance of all its aircraft.

Outline of the Boeing 747

	747-8F	747-400F	747-200F
Engine	GEnx-2B67	CF6-80C2B1F	CF6-50-E2
Max takeoff weight	Approximately 435 tons	Approximately 397 tons	Approximately 378 tons
Max payload	Approximately 134 tons	Approximately 113 tons	Approximately 106 tons
Pallet positions (main deck)	34 positions	30 positions	29 positions
Fuel consumption (per ton) (NRT-AMS round trip) () = via ANC	375 USG	481 USG (516 USG)	(712 USG)
Noise level	QC2	QC4	QC8

NYK LINE NEWS
NIPPON YUSEN KAISHA
Yusen Building, 3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: (03)3284-5058 http://www.nykline.co.jp/ , prteam@jp.nykline.com

April 6, 2004

MTI Established

NYK established a new wholly-owned subsidiary – MTI (acronym of Monohakobi Technology Institute) – on April 1 in order to promote the global training of personnel on an even more concentrated and efficient basis, and facilitate the development of highly competitive technology with greater rapidity. (The Japanese word "Monohakobi" means the carriage of goods.)

Personnel training has so far been undertaken primarily by NYK's Human Resources Group. However, NYK's global business has rapidly developed in diverse ways, obviously outgrowing this training system, which consequently cannot necessarily train and provide sufficient able personnel to fully meet the needs of NYK's expanded business.

Moreover, although NYK's technology headquarters and other bodies, including the NYK Logistics Technology Institute, have so far been charged with technological development in various fields, this system can hardly make timely responses to customers' wishes any more. As a result, a more integrated research and development system has become necessary.

It is for these reasons that NYK decided to set up MTI.

Especially regarding technological development, not only technical experts, but also several young persons in their thirties, including three clerical workers who have so far been charged with front-line sales business in the liner and car carrier sectors, have been assigned to MIT's technological strategy group in order to achieve speedy results based on on-site business needs. This new system will be able to have customers' needs promptly reflected in NYK's effort for technological development.

The medium-term management plan "NYK21 Forward 120" of the NYK Group, announced in May last year, envisaged, among other things, the establishment of MTI as one of four infrastructures for supporting the plan's

three major strategies. In October last year, a new organization was formed within NYK proper to start activities to that end. Already, this organization has come up with a number of research results, including wind power generation, ballast water purification, soot/smoke removing device and ship security alarm system.

NYK's decision to transfer the above-mentioned activities to a separate company has three objectives – that is, (1) to speed up decision making, (2) to take an across-the-board and integrated look at various activities related to different divisions and (3) to clarify cost.

MTI represents a restructured evolution of the NYK Logistics Technology Institute. Its outline is as follows:

Name: MTI (acronym of Monohakobi Technology Institute)
Capital: 99 million yen
Shareholder: NYK (100 percent)
Head Office: Chiyoda-ku, Tokyo (5th Floor of Yusen Bldg.)
President: Yoshihiro Uesu
Directors: Motomu Tsugawa, Hitoshi Kamei and Yasuo Tanaka
Adviser: Takeo Koyama (professor emeritus at the University of Tokyo and Chief Technical Officer of the Japan Marine Science Inc.)
Auditor: Mikitoshi Kai (part-time)

NYK LINE NIPPON YUSEN KAISHA NEWS

Yusen Building, 3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: (03)3284-5058 http://www.nykline.co.jp/, prteam@jp.nykline.com

September 29, 2004

NYK to Establish a Special Division Promoting Social Contribution

On October 1st 2004, Nippon Yusen Kaisha (NYK), in celebration of its 120th anniversary of its founding next year, is establishing an Office for Corporate Citizenship within its Public Relations Team.

We are convinced of the importance of proactively tackling the challenges of a global society as a "good corporate citizen," living together as we do in this global society. Thus, we support NPOs such as JAHDS (Japan Alliance for Humanitarian De-mining Support) and JOICFP (Japanese Organization for International Cooperation in Family Planning). Taking the establishment of our new Office as an opportunity, NYK commits itself to tackling the challenges of a global society more actively with a new set of Action Guidelines.

◆ Our Principles and Action Guidelines Relating to Social Activities

Principles

As a "good corporate citizen" living together in this global society, NYK is committed to proactively tackling the challenges that our global society presents, and, through its activities, strives for the enhancement of corporate values for all stakeholders.

Action Guidelines

- **Promotion of employees' social activities**

Strive for the development of a corporate culture which has "The respect for diversity", "The characteristics of flexibility and energy" and "The sense of integrity," through exposure to different values and perspectives through employees' social activities.

- **"Investment" in our future global society**

Contribute to the realization of a better global society by widely investing our versatile management resources in society.

- **To promote for mutual prosperity and harmony with local communities**

Work toward mutual prosperity and harmony with local communities through positive involvement.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nyk.com

March 23rd, 2005

NYK Group sets New Midterm Management Plan

"New Horizon 2007"

NYK Group has established the new medium-term management plan "New Horizon 2007," for a period of three fiscal years from April 2005 - March 2008.

By the end of the 2007 fiscal year NYK Group seeks to achieve consolidated revenues of 1.8 trillion yen (equivalent to US$18 billion), operating income of 160 billion yen (equivalent to US$1.6 billion) and net income of 95 billion yen (equivalent to approximately US$0.95 billion). Taking a view toward fiscal year 2010 the Group has set a target for consolidated revenues to exceed 2 trillion yen (equivalent to US$20.0 billion).

"New Horizon 2007" focuses on dynamic growth and the stabilization of corporate fundamentals. These three key strategies are explained fully overleaf but in summary are:

1. Expansion of Maritime Business
   - Investing 1.38 trillion yen (equivalent to US$13.8 billion) from 2005 to 2010 on fleet expansion.

2. Evolution Towards a Logistics Integrator
   - Incorporating the large scale fleet and international transport network covering sea,land and air.

3. Enhancement of Corporate Fundamentals
   - To meet stakeholder expectations.

* exchange rate is based on US$=100yen which is applied in the new management plan.

Strategy 1: Expansion of Maritime Business

To accommodate the expected continuous increase in the marine transport volume on a global scale, NYK Group will proactively expand the scale of its fleet, centring on the bulk / energy transport business. For six years from fiscal 2005 to 2010, the Group will invest 1.38 trillion yen (equivalent to US$13.8 billion) to conduct fleet expansion to 880 ships, from the current 660 ships. On another front, the Group will strive to secure long-term stable contracts and promote cost reduction efforts to correspond with a possible future declining trend of the market and also to stabilize the income level. Through this strategy, the NYK Group will continuously focus on the maritime transport business as its main line of business.

"NYK Group will continuously strive to offer high quality service in all the sectors, in which it operates at a competitive value for our customers. We aim to ensure that our clients are able to enjoy the twin benefits of the economy of scale and quality of service that are the core of our business," said Koji Miyahara, president of NYK Group.

Strategy 2: Evolution Towards a Logistics Integrator

Logistics systems have become increasingly complicated and diverse, particularly in the automotive, electronics and retail industries, which used to demand simple transport systems, i.e. from port to port, or door to door. The previous management plan of "Forward 120" also highlighted customer needs for sophisticated logistics, and now "New Horizon 2007" will further advance NYK Group's strategic vision to evolve towards a "Logistics Integrator". One that offers integrated logistics services through the use of the world's leading hardware - covering our ships at sea, trucks and rail on land and planes in the sky - and software – via our electronic international transport network.

"Our integrated logistics services will use the hardware of a globally leading fleet and the software of an international transport network that spans the sea, land and air. We believe we have a unique supply management capability. We can manage integrated logistics to serve the interests of the manufacturer and the retailer," said Mr. Miyahara.

Strategy 3: Enhancement of Corporate Fundamentals

To meet customers', shareholders' and other stakeholders' expectations, NYK Group aims to further enhance its corporate fundamentals to underpin the above-mentioned strategies. NYK Group will primarily focus on the safe operations of our ships, trucks and planes - the most significant and fundamental management issue - and on environmentally responsible business administration. Additionally, NYK will further strengthen its technology and improve training and education functions centring on our Monohakobi Technology Institute (MTI). Furthermore, NYK Group will proactively develop a management system based on information technology and provide personnel training for all Group companies around the world. In April 2005, NYK will establish the "Corporate Social Responsibility (CSR) Management Headquarters," headed by President, Koji Miyahara, with the aim of further strengthening and promoting CSR activities.

"In 2005, NYK will celebrate the 120th anniversary of its founding. With an eye on the next 120 years, the NYK Group strives to develop strong partnerships with its customers based on trust and respond to their expectations through "Monohakobi" ("Monohakobi" is Japanese for the "transportation of goods"). Moreover NYK Group aspires to contribute to the achievement of a better global society as an exemplary corporate citizen," said Mr. Miyahara.

Envisioning the ideal corporate image to be formed in 2010 on the foundation of the "New Horizon 2007," all NYK Group members are committed to fulfil the steady implementation of the new three-year management plan as a united team.

NYK Group is a global maritime service provider with strong presence in the logistics sector. NYK Group currently employs 33,000 staff and operates 660 ships in the container, car transport, LNG, tanker, dry cargo, specialized cargo and cruise industry worldwide. As well as maritime shipment, the company is also engaged in sea, land and air transportation. NYK Group is both expanding its global bulk & energy service as well as strengthening its logistics businesses based on the container, logistics and car carrier divisions.

TOKYO, MARCH 23, 2005

News Release

Yusen Building, 3-2 Marunouchi, 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

For further information please contact: NYK Line Corporate Communication Group
No.1 Public Relations Team 81 (3) 3284 5190

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

March 31, 2005

NYK Introduces New Luxury Ship to the Japanese Market - Crystal Harmony Replaces Asuka to Meet Growing Luxury Cruise Demand

Nippon Yusen Kaisha (NYK) will replace its cruise ship Asuka with the luxury cruise ship Crystal Harmony from spring 2006. The Crystal Harmony will be renamed Asuka II (flag of registry: Japanese).

Asuka (Gross tonnage 28,856 tons, flag of registry: Japanese) is currently in operation under management of Yusen Cruises Co. Ltd., a 100 percent subsidiary company of NYK. Crystal Harmony (Gross tonnage 48,621 tons, flag of registry: Panamanian) is currently operated and managed by Crystal Cruises Inc., a NYK affiliate in the United States.

The decision to replace the Asuka took into account a desire to increase guest capacity in response to an over-demand for places on the Asuka, particularly during summer. In the summer season, the Asuka, which has a capacity of 592 guests, is often fully occupied, meaning many potential customers miss out on the cruises they desire. Replacing the ship with the Crystal Harmony will increase guest capacity to 720.

The new cruise ship will also improve customer service. Crystal Harmony will be remodeled to meet the needs of the Japanese market. In particular, a new public space will be added in the form of traditional Japanese spa, similar to the highly regarded spa in the original Asuka. When remodeled and introduced from spring 2006, the Asuka II will be a luxury cruise ship meeting Japanese specifications and the highest international standards.

The ship, which was originally constructed in Japan and has an elegant body, will provide an environment in which customers will experience the Japanese hospitality and service that has become synonymous with the Asuka.

NYK Group is a global maritime service provider with strong presence in the logistics sector. NYK Group currently employs 33,000 staff and operates 660 ships in the

container, car transport, LNG, tanker, dry cargo, specialized cargo and cruise industry worldwide.

NYK Group carries out its cruising business operations in Japan, North America and Australia and is placed near the top of the rankings worldwide for its cruise ship fleet, providing passengers with unparalleled satisfaction.

July 12, 2005

Company name:	Nippon Yusen Kabushiki Kaisha (NYK Line)
Representative:	Koji Miyahara, President
Code #:	9101
	1st Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
Inquiries to:	Hiroshi Hiramatsu
	General Manager, Corporate Planning Group
	Telephone: 03-3284-5707(Japan)
	+ 81-3-3284-5707 (From abroad)

NCA to Become a Subsidiary of NYK

Nippon Yusen Kaisha (NYK) has reached an agreement in a board meeting held today on the acquisition of Global Logistic Investments (GLI) shares that are presently owned by All Nippon Airways (ANA). GLI currently holds 55.2 percent of Nippon Cargo Airline (NCA) shares. Upon completion of this stock acquisition, NCA will become a subsidiary of NYK.

I. Agreement to make NCA a subsidiary of NYK

1. Reason for stock acquisition

With the expected rapid growth of the airfreight market, NYK aims to expand business operations, improve customer satisfaction, and achieve high cost performance by making NCA an NYK subsidiary. NYK believes that the acquisition of NCA is an important move to raise global competitiveness and improve the corporate values of all group companies.

2. Outline of NCA (as of March 31, 2005)

(1) Corporate name: Nippon Cargo Airlines Co., Ltd.
(2) Representative: Takuro Uchiyama, President
(3) Head office: 5-2, Higashi Shinbashi 1-chome, Minato-ku, Tokyo
(4) Established: September 21, 1978

(5) Principal businesses: Scheduled air transportation services
(6) Fiscal year end: March 31
(7) Number of employees: 779
(8) Capital: 21.6 billion
(9) Number of shares issued: 432,000,000
(10) Major shareholders and percentage of holdings:

Nippon Yusen Kabushiki Kaisha	27.59 %
All Nippon Airways Co., Ltd.	27.59 %
Kawasaki Kisen Kaisha, Ltd.	13.19 %
Mitsui O.S.K. Lines, Ltd.	13.19 %
Nippon Express, Co., Ltd.	3.13 %
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	2.35 %
Mitsui Sumitomo Insurance Co., Ltd.	1.68 %

(11) Relationship with NYK: One director and one member from the NYK management committee serve concurrently as directors of NCA.
(12) Performance for the past three fiscal years

(Millions of yen)

	March 31, 2003	March 31, 2004	March 31, 2005
Net sales	90,960	92,562	96,499
Ordinary income	1,355	2,428	143
Net income	521	1,453	12
Net assets	81,075	80,207	86,605
Stockholders' equity	20,271	21,672	21,649

3. Numbers of stocks acquired and pre/post stock acquisition status

(1) Number of shares owned before acquisition:
119,978,500
(Percentage of holdings: 27.77 %)
(Number of voting rights: 119,978)

(2) Number of shares owned after acquisition:
239,162,000
(Percentage of holdings: 55.36 %)
(Number of voting rights: 239,162)

The figures above include 795,000 shares (Number of voting rights: 795) owned by Yusen Air & Sea Service Co., Ltd., which is NYK's subsidiary.

II. Agreement to make GLI a subsidiary of NYK

1. Reason for stock acquisition

NYK and ANA, the biggest shareholders of NCA, have been supporting management of NCA, which is an equity-method affiliate of both companies. NYK and ANA are planning to transfer NCA shares to their wholly owned subsidiaries and then proceed to amalgamate these subsidiaries. GLI, the remaining company after the merger, is to own 55.2 % of NCA shares.

NYK has reached an agreement in its board meeting that NYK will acquire the GLI shares presently owned by ANA. NCA will become an NYK subsidiary, while GLI will become a wholly owned subsidiary, strengthening the airfreight operations of the NYK Group.

2. Outline of GLI (as of August 5, 2005 Plan)

(1) Corporate name: Global Logistic Investments
(2) Representative: Hiroshi Hiramatsu
(3) Head office: 17-4, Nishi Shinbashi 2-chome, Minato-ku, Tokyo
(4) Established: March 1, 2002
(5) Principal businesses: Investments business
(6) Fiscal year end: March 31
(7) Capital: 10 million yen
(8) Number of shares issued: 400
(9) Major shareholders and percentage of holdings:

Nippon Yusen Kabushiki Kaisha	50 %
All Nippon Airways Co., Ltd.	50 %

(10) Performance for the past three fiscal years: N/A

3. Outline of ANA

(1) Corporate name: All Nippon Airways Co., Ltd.
(2) Representative: Mineo Yamamoto, President

(3) Head office: 5-2, Higashi Shinbashi 1-chome, Minato-ku, Tokyo
(4) Principal businesses: Air transportation services
(5) Relationship with NYK: N/A

4. Numbers of stocks acquired and pre/post stock acquisition status

(1) Number of shares owned before acquisition:
200
(Percentage of holdings: 50 %)
(Number of voting rights: 200)

(2) Number of shares acquired:
200
(Number of voting rights: 200)

(3) Number of shares owned after acquisition:
400
(Percentage of holdings: 100 %)
(Number of voting rights: 400)

III. Date of corporate transaction

August 5, 2005 (Date of completion of GLI stock acquisition)

IV. Performance forecasts after stock acquisition

When NCA becomes NYK's subsidiary, the consolidated forecasts need modification. Notification will be given as soon as possible after modification of the forecasts has been completed.